
03037797

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Norwood Abbey Limited

*CURRENT ADDRESS Level 7
470 Collins Street
Melbourne Victoria 3000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34754 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DAT : 11/24/03




Looking for a smarter way to trade?
CLICK FOR A DEMO















Half Yearly Report/ASIC Half Yearly A/cs

Document date: Wed 21 Feb 2001 **Published:** Wed 21 Feb 2001 16:29:03
Document No: 173503 **Document part:** A
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2001-02-21 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4B (Rule 4.13(a))
HALF YEARLY REPORT

Name of entity
Norwood Abbey Limited

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half Year ended ('current period')
085 162 456	X		31/12/2000

EQUITY ACCOUNTED RESULTS FOR ANNOUNCEMENT TO THE MARKET

AUD000

Sales (or equivalent operating) revenue (item 1.1)	up/down	-% to	Nil
Abnormal items after tax attributable to members (item 2.5)	gain/loss	of	Nil
Operating profit (loss) after tax (before amortisation of goodwill) attributable to members (item 1.26)	up/down	-% to	(1,929)
Operating profit (loss) after tax attributable to members (item 1.10)	up/down	-% to	(1,929)
Extraordinary items after tax attributable to members (item 1.13)	gain/loss	of	Nil
Operating profit (loss) and extraordinary items after tax attributable to members (item 1.16)	up/down	-% to	(1,929)

Dividends (distributions)	Amount per security	Franked amount per security at 34% tax
Final dividend(Preliminary final report only - item 15.4); Interim Dividend(Half yearly report only - item 15.6)	Nil c	Nil c
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	Nil c	Nil c

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus

```
or cash issue or other item(s) of importance not previously released
to the market:

 As this is the Company's first "Half Yearly" report, no movement
 percentages are available

MORE TO FOLLOW
```

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX
Getting started
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY

Half Yearly Report/ASIC Half Yearly A/cs

Document date: Wed 21 Feb 2001 **Published:** Wed 21 Feb 2001 16:38:22
Document No: 173503 **Document part:** B
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2001-02-21 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
CONSOLIDATED PROFIT AND LOSS ACCOUNT
(Equity Accounted)

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Sales (or equivalent operating) revenue	-	-
1.2	Share of associates "net profit(loss) attributable to members" (equal to item 16.7)	-	-
1.3	Other revenue	780	-

1.4	Operating profit (loss) before abnormal items and tax	(1,929)	-
1.5	Abnormal items before tax (detail in item 2.4)	-	-
1.6	Operating profit (loss) before tax (items 1.4 + 1.5)	(1,929)	-
1.7	Less tax	-	-
1.8	Operating profit (loss) after tax but before outside equity interests	(1,929)	-
1.9	Less outside equity interests	-	-
1.10	Operating profit (loss) after tax attributable to members	(1,929)	-
1.11	Extraordinary items after tax (detail in item 2.6)	-	-
1.12	Less outside equity interests	-	-
1.13	Extraordinary items after tax attributable to members	-	-
1.14	Total operating profit (loss) and extraordinary items after tax (items 1.8 + 1.11)	(1,929)	-
1.15	Operating profit (loss) and extraordinary items after tax attributable to outside equity interests (items 1.9 + 1.12)	-	-
1.16	Operating profit (loss) and extraordinary items after tax attributable to members		

	Current Period AUD000	Previous Corresponding Period AUD000
(items 1.10 + 1.13)	(1,929)	-
1.17 Retained profits (accumulated losses) at beginning of financial period	(3,676)	-
1.18 If change in accounting policy as set out in clause 11 of AASB 1018 Profit and Loss Accounts, adjustments as required by that clause (include brief description)	-	-
1.19 Aggregate of amounts transferred from reserves	-	-
1.20 Total available for appropriation	(5,605)	-
1.21 Dividends provided for or paid	-	-
1.22 Aggregate of amounts transferred to reserves	-	-
1.23 Retained profits (accumulated losses) at end of financial period	(5,605)	-

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL	Current Period AUD000	Previous Corresponding Period AUD000
1.24 Operating profit(loss) after tax before outside equity interests (items 1.8) and amortisation of goodwill	(1,929)	-
1.25 Less (plus) outside equity interests	-	-
1.26 Operating profit(loss) after tax (before amortisation of goodwill)		

attributable to members	(1,929)	-

INTANGIBLE, ABNORMAL AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members
	AUD000	AUD000	AUD000	AUD000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Amortisation of other intangibles	(765)	-	-	(765)
2.3 Total amortisation of intangibles	(765)	-	-	(765)
2.4 Abnormal items	-	-	-	-
2.5 Total abnormal items	-	-	-	-
2.6 Extraordinary items	-	-	-	-
2.7 Total extraordinary items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS (Preliminary final statement only)	Current year AUD000	Previous year AUD000
3.1 Consolidated operating profit		

	(loss) after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	N/A	N/A
3.2	Consolidated operating profit (loss) after tax attributable to members for the 2nd half year	N/A	N/A

CONSOLIDATED BALANCE SHEET
(See note 5)

		At end of current period AUD000	As in last annual report AUD000	As in last half yearly report AUD000
	CURRENT ASSETS			
4.1	Cash	22,030	. 576	-
4.2	Receivables	66	7	-
4.3	Investments	-	-	-
4.4	Inventories	2	-	-
4.5	Other (provide details if material)	55	2,512	-
4.6	Total current assets	22,153	3,095	-
	NON-CURRENT ASSETS			
4.7	Receivables	-	-	-
4.8	Investments in associates	-	-	-
4.9	Other investments	496	496	-
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	1,079	492	-
4.14	Intangibles (net)	13,827	14,365	-

4.15	Other (provide details if material)	6,396	2,637	-
4.16	Total non-current assets	21,798	17,990	-
4.17	Total assets	43,951	21,085	-
	CURRENT LIABILITIES			
4.18	Accounts payable	1,334	4,032	-
4.19	Borrowings	-	-	-
4.20	Provisions	93	69	-
4.21	Other (provide details if material)	-	-	-
4.22	Total current liabilities	1,427	4,101	-
	NON-CURRENT LIABILITIES			
4.23	Accounts payable	-	-	-
4.24	Borrowings	-	-	-
4.25	Provisions	-	-	-
4.26	Other (provide details if material)	-	-	-
4.27	Total non-current liabilities	-	-	-
4.28	Total liabilities	1,427	4,101	-
4.29	Net assets	42,524	16,984	-
	EQUITY			
4.30	Capital	48,129	20,660	-
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(5,605)	(3,676)	-
4.33	Equity attributable to members of the parent entity	42,524	16,984	-
4.34	Outside equity interests			

	in controlled entities	-	-	-
4.35	Total equity	42,524	16,984	-
4.36	Preference capital included as part of 4.33	-	-	-

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period AUD000	Previous corresponding period AUD000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	Closing balance as shown in the consolidated balance sheet (item 4.11)	N/A	N/A

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts

are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	Closing balance as shown in the consolidated balance sheet (item 4.12)	N/A	N/A

CONSOLIDATED STATEMENT OF CASH FLOWS
(See note 6)

		Current period AUD000	Previous corresponding period AUD000
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(1,920)	-

7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	780	-
7.6	Interest and other costs of finance paid	(2)	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	Net operating cash flows	(1,142)	-
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
7.10	Payment for purchases of property, plant and equipment	(709)	-
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	(1)	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	Payment for Research & Development	(3,927)	-
	Payment for Intangible Assets	(426)	-

7.17	Net investing cash flows	(5,063)	-
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
7.18	Proceeds from issues of securities (shares, options, etc.)	30,000	-
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (provide details if material) Payment of Share Issue Costs	(2,341)	-
7.23	Net financing cash flows	27,659	-
7.24	NET INCREASE (DECREASE) IN CASH HELD	21,454	-
7.25	Cash at beginning of period (see Reconciliation of cash)	576	-
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	Cash at end of period (see Reconciliation of cash)	22,030	-

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUD000	Previous corresponding period AUD000
8.1 Cash on hand and at bank	37	-
8.2 Deposits at call	21,993	-
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period (item 7.26)	22,030	-

RATIOS	Current period	Previous corresponding period
PROFIT BEFORE ABNORMALS AND TAX/SALES 9.1 Consolidated operating profit (loss) before abnormal items and tax (item 1.4) as a percentage of sales revenue (item 1.1)	N/A %	N/A %
PROFIT AFTER TAX / EQUITY INTERESTS 9.2 Consolidated operating profit (loss) after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(4.54) %	N/A %

EARNINGS PER SECURITY (EPS)

	Current period	Previous corresponding period
10.1 Calculation of basic, the following in accordance with "AASB 1027: Earnings per Share"		
(a) Basic EPS	(0.02) c	- c
(b) Diluted EPS (if materially different from (a))	- c	- c
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	100,313,527	-

NTA BACKING (see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	27 c	N/A c

MORE TO FOLLOW

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


GLOSSARY


SITE MAP

SITE SEARCH


ASX



Half Yearly Report/ASIC Half Yearly A/cs

Document date: Wed 21 Feb 2001 **Published:** Wed 21 Feb 2001 16:42:22
Document No: 173503 **Document part:** C
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2001-02-21 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES
(Equity Accounted)

	Current period AUD000	Previous corresponding period AUD000
12.1 Interest revenue included in determining item 1.4	780	N/A
12.2 Interest revenue included in item 12.1 but not yet received (if material)	Nil	N/A

12.3 Interest expense included in item 1.4 (include all forms of interest, lease finance charges, etc.)	(2)	N/A
12.4 Interest costs excluded from item 12.3 and capitalised in asset values (if material)	Nil	N/A
12.5 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	Nil	N/A
12.6 Depreciation and amortisation (excluding amortisation of intangibles)	(37)	N/A

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT
(See note 8)

13.1 Name of entity (or group of entities)	Mediated Immunity Pty Ltd
13.2 Consolidated operating profit (loss) and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	$ Nil
13.3 Date from which such profit has been calculated	01/12/2000
13.4 Operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ N/A

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

(See note 8)

14.1	Name of entity (or group of entities)	N/A	
14.2	Consolidated operating profit (loss) and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A	
14.4	Consolidated operating profit (loss) and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$	N/A
14.5	Contribution to consolidated operating profit (loss) and extraordinary items from sale of interest leading to loss of control	$	N/A

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this statement. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this statement.

The economic entity operates predominantly in Australia, performing research & development of medical technologies relating to drug delivery and diagnostics.

SEGMENTS

Operating Revenue
Sales to customers outside the economic entity
Inter-segment sales
Unallocated revenue

Total revenue

Segment result (including abnormal items where relevant)
Unallocated expenses

Consolidated operating profit before tax
(equal to item 1.6)

Segment assets)Comparative data for segment
Unallocated assets)assets should be as at the end of
Total assets (equal to item 4.17))the previous corresponding period.

DIVIDENDS (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	Nil
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received up to 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	Nil
15.3	If it is a final dividend, has it been declared (Preliminary final statement only)	Nil

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 36% tax	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend:			
Current year	Nil c	Nil c	Nil c
15.5 Previous year	Nil c	Nil c	Nil c
(Half yearly and preliminary final statements)			
15.6 Interim dividend:			
Current year	Nil c	Nil c	Nil c
15.7 Previous year	Nil c	Nil c	Nil c

TOTAL ANNUAL DIVIDEND (DISTRIBUTION) PER SECURITY
(Preliminary final statement only)

	Current year	Previous year
15.8 Ordinary securities	Nil c	Nil c
15.9 Preference securities	Nil c	Nil c

TOTAL DIVIDEND (DISTRIBUTION)

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	Nil	Nil

15.11 Preference securities	Nil	Nil
15.12 Total	Nil	Nil

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans N/A

Any other disclosures in relation to dividends (distributions)

N/A

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES

Entity's share of associate's	Current period AUD000	Previous corresponding period AUD000
16.1 Operating profit(loss) before income tax	N/A	N/A
16.2 Income tax expense	-	-
16.3 Operating profit(loss) after income tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit(loss)	-	-
16.6 Outside equity interests	-	-
16.7 Net profit(loss) attributable		

to members			-	-

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities.

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to operating profit (loss) and extraordinary items after tax	
17.1 Equity accounted associated entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
N/A	N/A	N/A	N/A	N/A
-	-	-	-	-
-	-	-	-	-
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests				
N/A	N/A	N/A	N/A	N/A
-	-	-	-	-
-	-	-	-	-
17.4 Total	-	-	-	-

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Total Number	Number quoted	Issue Price per Security (See note 15) (cents)	Amount Paid-up per Security (cents)
18.1 Preference securities (description)	-	-	-	-
18.2 Changes during current period				
(a) increases through issues	-	-	-	-
(b) decreases through returns of capital buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	-	-	-	-
18.4 Changes during current period				
(a) increases through issues	30,000,000	30,000,000	100	100
(b) decreases through returns of capital buybacks	-	-	-	-

18.5 Convertible debt securities (description and conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) increases through issues	-	-	-	-
(b) decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date
	-	-	-	-
18.8 Issued during current period	-	-	-	-
18.9 Exercised during current period	-	-	-	-
18.10 Expired during current period	-	-	-	-
18.11 Debentures (totals only)	-	-		
18.12 Unsecured notes				

(totals only)	-	-

COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF ACCOUNTS PREPARATION

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if inapplicable.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Nil

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available (amount):	$	-

Prospects for paying fully or partly franked dividends for at least the next year

Nil

Changes in accounting policies since the last annual report are disclosed as follows.

Nil

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties.	-
19.2 A statement of the fees and commissions payable to the management company or responsible entity.	-
Identify:	
initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final statement only)

The annual meeting will be held as follows:

Place	-
Date	-
Time	-
Approximate date the annual report will be available	-

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 13).

Identify other standards used
None

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies. (Tick one)

	The accounts have been audited.	x	The accounts have been subject to review.
	The accounts are in the process of being audited or subject to review.		The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

D M Ryan
(DIRECTOR)/(COMPANY SECRETARY)
15/02/2001

A full copy of the ASIC Half Yearly Accounts is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.


abc






ASX


Looking for a smarter way to trade?







Preliminary Final Report

Document date: Thu 13 Sep 2001 **Published:** Thu 13 Sep 2001 09:07:02
Document No: 180963 **Document part:** A
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2001-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4B (Rule 4.13(b))
PRELIMINARY FINAL REPORT

Name of entity
Norwood Abbey Limited

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Financial Year ended ('current period')
085 162 456		X	30/06/2001

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities (item 1.1)	up	564% to	1,255
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	up	55% to	(5,698)

Profit (loss) from ordinary activities after tax attributable to members (item 1.23)	up	55% to	(5,698)
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain/loss of	N/A to	Nil
Net profit (loss) for the period attributable to members (item 1.11)	up	55% to	(5,698)

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Final dividend (Preliminary final report only - item 15.4)		
Interim dividend (Half yearly report only - item 15.6)	Nil	Nil
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	-	-

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) -

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

MORE TO FOLLOW

---

conditions.

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Preliminary Final Report

Document date: Thu 13 Sep 2001 **Published:** Thu 13 Sep 2001 09:17:41
Document No: 180963 **Document part:** B
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2001-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
CONSOLIDATED PROFIT AND LOSS ACCOUNT

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Revenues from ordinary activities	1,255	897
1.2	Expenses from ordinary activities (see items 1.24 + 12.5 + 12.6)	(6,951)	(4,559)
1.3	Borrowing costs	(2)	(14)
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.5	Profit (loss) from ordinary activities before tax	(5,698)	(3,676)
1.6	Income tax on ordinary activities (see note 4)	-	-

1.7	Profit (loss) from ordinary activities after tax	(5,698)	(3,676)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	Net profit (loss)	(5,698)	(3,676)
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	Net profit (loss) for the period attributable to members	(5,698)	(3,676)

CONSOLIDATED RETAINED PROFITS

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(3,676)	-
1.13	Net profit (loss) attributable to members (item 1.11)	(5,698)	(3,676)
1.14	Net transfers (to) and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	Retained profits (accumulated losses) at end of financial period	(9,374)	(3,676)

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL

1.18	Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	(5,698)	(3,676)
1.19	Less (plus) outside equity interests	-	-
1.20	Profit (loss) from ordinary activities		

after tax (before amortisation of goodwill) attributable to members	(5,698)	(3,676)

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

1.21 Profit (loss) from ordinary activities after tax (item 1.7)	(5,698)	(3,676)
1.22 Less (plus) outside equity interests	-	-
1.23 Profit (loss) from ordinary activities after tax, attributable to members	(5,698)	(3,676)

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6

	Current Period AUD000	Previous Corresponding Period AUD000
1.24 Details of revenue and expenses		
REVENUE:		
Other revenue from ordinary activities	1,255	897
EXPENSES:		
Employee benefits expense	(1,836)	(978)
Depreciation and Amortisation expense	(1,697)	(1,687)
Borrowing costs	(2)	(14)
Non-current asset write-down	(1,069)	-
Other expenses from ordinary activities	(2,349)	(1,894)
	(5,698)	(3,676)

INTANGIBLE AND EXTRAORDINARY ITEMS

Consolidated - current period

	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members
	AUD000	AUD000	AUD000	AUD000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Amortisation of other intangibles	(1,582)	-	-	(1,582)
2.3 Total amortisation of intangibles	(1,582)	-	-	(1,582)
2.4 Extraordinary items (details)	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS
(Preliminary final report only)

	Current year AUD000	Previous year AUD000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	(1,929)	-
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	(3,769)	(3,676)

CONSOLIDATED BALANCE SHEET

	At end of current period AUD000	As in last annual report AUD000	As in last half yearly report AUD000

	CURRENT ASSETS			
4.1	Cash	14,870	576	22,030
4.2	Receivables	137	7	66
4.3	Investments	-	-	-
4.4	Inventories	211	-	2
4.5	Other (provide details if material)	53	2,512	55
4.6	Total current assets	15,271	3,095	22,153
	NON-CURRENT ASSETS			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	6	496	496
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	1,596	492	1,079
4.14	Intangibles (net)	13,245	14,365	13,827
4.15	Other Research & Development	10,842	2,637	6,396
4.16	Total non-current assets	25,689	17,990	21,798
4.17	Total assets	40,960	21,085	43,951
	CURRENT LIABILITIES			
4.18	Payables	1,667	4,032	1,334
4.19	Interest bearing liabilities	154	-	-
4.20	Provisions	266	69	93
4.21	Other (provide details if material)	-	-	-
4.22	Total current liabilities	2,087	4,101	1,427
	NON-CURRENT LIABILITIES			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	-	-
4.25	Provisions	118	-	-

4.26	Other (provide details if material)	-	-	-
4.27	Total non-current liabilities	118	-	-
4.28	TOTAL LIABILITIES	2,205	4,101	1,427
4.29	NET ASSETS	38,755	16,984	42,524
	EQUITY			
4.30	Capital/contributed equity	48,129	20,660	48,129
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(9,374)	(3,676)	(5,605)
4.33	Equity attributable to members of the parent entity	38,755	16,984	42,524
4.34	Outside equity interests in controlled entities	-	-	-
4.35	Total equity	38,755	16,984	42,524
4.36	Preference capital included as part of 4.33	-	-	-

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period AUD000	Previous corresponding period AUD000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A

5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	Closing balance as shown in the consolidated balance sheet (item 4.11)	N/A	N/A

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	Closing balance as shown in the consolidated balance sheet (item 4.12)	N/A	N/A

CONSOLIDATED STATEMENT OF CASH FLOWS

	Current period AUD000	Previous corresponding period AUD000
CASH FLOWS RELATED TO OPERATING ACTIVITIES		

7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(3,928)	(1,459)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1,195	189
7.6	Interest and other costs of finance paid	(2)	(13)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	Net operating cash flows	(2,735)	(1,283)
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
7.10	Payment for purchases of property, plant and equipment	(1,322)	(458)
7.11	Proceeds from sale of property, plant and equipment	3	-
7.12	Payment for purchases of equity investments	-	(371)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	Payment for Research & Development	(8,559)	(2,534)
	Payment for acquisition of intangible assets	(860)	(318)
	Payment for investment in call options	-	(496)
	Payment for investment securities	(7)	-

7.17	Net investing cash flows	(10,745)	(4,177)
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
7.18	Proceeds from issues of securities (shares, options, etc.)	30,000	11,754
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	(5,147)
7.21	Dividends paid	-	-
7.22	Other Payment of Share Issue Costs	(2,380)	(572)
7.23	Net Financing Cash Flows	27,620	6,035
7.24	NET INCREASE (DECREASE) IN CASH HELD	14,140	575
7.25	Cash at beginning of period (see Reconciliation of cash)	576	1
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	Cash at end of period (see Reconciliation of cash)	14,716	576

NON-CASH FINANCING AND INVESTING ACTIVITIES
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUD000	Previous corresponding period AUD000

8.1	Cash on hand and at bank	86	416
8.2	Deposits at call	14,784	160
8.3	Bank overdraft	(154)	-
8.4	Other (provide details)	-	-
8.5	Total cash at end of period (item 7.27)	14,716	576

RATIOS		Current period	Previous corresponding period
9.1	PROFIT BEFORE TAX / REVENUE Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(454) %	(410) %
9.2	PROFIT AFTER TAX / EQUITY INTERESTS Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(14.70) %	(21.64) %

EARNINGS PER SECURITY (EPS)		Current period	Previous corresponding period
10.1	Calculation of the following in accordance with AASB 1027: Earnings per Share		
	(a) Basic EPS	(0.6) c	(0.6) c
	(b) Diluted EPS (if materially different from (a))	N/A c	N/A c
	(c) Weighted average number of ordinary shares outstanding during the period used in		

	Current period	Previous corresponding period
the calculation of the Basic EPS	103,400,752	58,563,415

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	24 c	1 c

MORE TO FOLLOW

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH

Preliminary Final Report

Document date: Thu 13 Sep 2001 **Published:** Thu 13 Sep 2001 09:14:24
Document No: 180963 **Document part:** C
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2001-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES

	Current period AUD000	Previous corresponding period AUD000
12.1 Interest revenue included in determining item 1.5	1,255	189
12.2 Interest revenue included in item 12.1 but not yet received (if material)	60	-
12.3 Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	1,082	517

12.5 Depreciation and amortisation (excluding amortisation of intangibles)	(115)	(28)
12.6 Other specific relevant items not shown in item 1.24 (see note 15)		
Write-Down Capitalised Patent Costs	(573)	-
Write-Down Investment in Call Options	(496)	-

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities)	Mediated Immunity Pty Ltd
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired	$ (628,001)
13.3 Date from which such profit has been calculated	01/12/2000
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	$ -

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities)	N/A
14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$ N/A
14.3 Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities)	

while controlled during the whole of the previous corresponding period	$	N/A
14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$	N/A

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

The economic entity operates predominantly in Australia, performing research & development of medical technologies relating to drug delivery and therapies.

SEGMENTS N/A

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets	)Comparative data for segment
Unallocated assets	)assets should be as at the end of
Total assets (equal to item 4.17)	)the previous corresponding period.

DIVIDENDS (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	N/A
15.3	If it is a final dividend, has it been declared (Preliminary final report only)	N/A

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 36% tax	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend: Current year	Nil c	Nil c	Nil c
15.5 Previous year	Nil c	Nil c	Nil c
(Half yearly and preliminary final reports)			
15.6 Interim dividend: Current year	Nil c	Nil c	Nil c
15.7 Previous year	Nil c	Nil c	Nil c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	Nil c	Nil c
15.9 Preference securities	Nil c	Nil c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

OR

PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	Nil	Nil
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	Nil	Nil

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans N/A

Any other disclosures in relation to dividends (distributions)

N/A

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

	Current period AUD000	Previous corresponding period AUD000
16.1 Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after income tax	-	-

16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Outside equity interests	-	-
16.7 Net profit (loss) attributable to members	N/A	N/A

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
-	N/A	N/A	N/A	N/A
-	-	-	-	-
-	-	-	-	-
17.2 Total	N/A	N/A	N/A	N/A
17.3 Other material interests				
-	N/A	N/A	N/A	N/A
-	-	-	-	-
-	-	-	-	-

17.4 Total	N/A	N/A	N/A	N/A

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
18.1 Preference securities (description)	-	-	-	-
18.2 Changes during current period				
(a) Increases through issues	N/A	N/A	N/A	N/A
(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	-	-	-	-
18.4 Changes during current period				
(a) Increases through issues	30,000,000	30,000,000	100	100
(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5 Convertible debt securities (description and conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) Increases through issues	N/A	N/A	N/A	N/A
(b) Decreases through				

securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date
	N/A	N/A	N/A	N/A
18.8 Issued during current period	N/A	N/A	N/A	N/A
18.9 Exercised during current period	N/A	N/A	N/A	N/A
18.10 Expired during current period	N/A	N/A	N/A	N/A
18.11 Debentures (totals only)	-	-		
18.12 Unsecured notes (totals only)	N/A	N/A		

COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Material factors affecting the revenues and expenses of the economic entity for the current period

The Company is continuing its research and development activities and has not generated any revenue from the sale of licensing of its products and technologies at the date of this report.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Nil

Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at least the next year

Nil

Changes in accounting policies since the last annual report are disclosed as follows.

Nil

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties. N/A

19.2 A statement of the fees and commissions payable to the management company or responsible entity. N/A

Identify:

initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

Place	Victoria Arts Centre
Date	14/11/2001
Time	11.00 am
Approximate date the annual report will be available	10/10/2001

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used

-

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

X	The accounts have been audited.	The accounts have been subject to review.
	The accounts are in the process of being audited or subject to review.	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available. (Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

(DIRECTOR)/(COMPANY SECRETARY)

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH


ASX

Getting started

Find out about...

HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX






SITE SEARCH

SITE MAP

GLOSSARY

Half Yearly Report & ASIC Half Yearly Accounts

Document date: Mon 04 Mar 2002 **Published:** Mon 04 Mar 2002 16:23:47
Document No: 187721 **Document part:** A
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2002-03-04 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

- Funding - A$20 million Equity Line Facility
- Laser Project aimed at Market Entry in 2002
- Immunology - Discussions re External Funding
- Micro-needles - Working Prototype Developed

Norwood Abbey Limited (ASX:'NAL') is pleased to provide to the market it's Directors' Report, Directors' Declaration, Appendix 4B 'Half yearly report' and Independent Review Report for the 6 months ended 31 December 2001.

Following is a copy of the commentary on the current status of operations for the company which was attached to the company's quarterly cash flow report (Appendix 4C) lodged on 31 January 2002.

FUNDING

As released earlier today (31/01/02), the Company has signed a terms sheet and entered the final stages of negotiations with regard to an equity line facility for a term of three years. Under the terms of the proposed facility, Global Emerging Markets ("GEM") will commit to

subscribe for new equity in Norwood up to a total amount of $20 million. The draw down process is entirely at Norwood's discretion, with no minimum draw down requirements.

LAD PROJECT

Norwood is currently finalising the negotiation of a definitive agreement with Ferndale Laboratories, Inc. Subject to regulatory approval, Ferndale anticipates entering the North American market in the second half of 2002. It is anticipated that under the Ferndale agreement, Norwood and Ferndale will agree on minimum production quantities for the next five years. Marketing, manufacturing and regulatory strategies are currently being finalized in association with Ferndale.

IMMUNOLOGY PROJECT

In line with our strategy announced on 29 November 2001, the company is well advanced in discussions with a number of parties who have expressed an interest in providing funding for all aspects concerning the development of the project, including new and ongoing clinical trials.

CONTROLLED DELIVERY "MICRONEEDLE" PROJECT

Given the development of a bench level working prototype of the Controlled Delivery "Microneedle" device, the company is currently evaluating the possible appointment of a North American project manager to co-ordinate the development of relationships with pharmaceutical companies, as well as oversee the product development and regulatory process.

For further information, please contact:

Peter Hansen	Bernie Romanin
CHAIRMAN & CEO	DIRECTOR OF MARKETING
(03) 9782 7333	(03) 9782 7333

MORE TO FOLLOW


TOP OF PAGE

GLOSSARY

SITE MAP

SITE SEARCH


ASX











Half Yearly Report & ASIC Half Yearly Accounts

Document date: Mon 04 Mar 2002 **Published:** Fri 08 Mar 2002 16:02:11
Document No: 187721 **Document part:** B
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2002-03-04 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
DIRECTORS' REPORT

REVIEW OF OPERATIONS

The operating loss after income tax for the half year ended 31 December 2001 was $4,256,000.

During the six months to 31 December 2001, the Company has reached significant milestones relating to each of its technologies. During July 2001, the Company received approval from the Therapeutics Goods Administration (TGA), allowing the Company to commence commercialisation of the laser device within Australia. Many Asian countries recognize TGA approval, enabling the Company to begin its marketing campaign for the product in those countries.

The Company entered into a Heads of Agreement with Ferndale Laboratories, Inc of Michigan USA relating to distribution and marketing of the laser device and disposable tips in North America. The current strategy is to enter the market in conjunction with Ferndale's topical anaesthetic product ELA-Max. Ferndale Laboratories are a well respected drug developer, manufacturer and marketer of a range of pharmaceutical products.

The pivotal clinical trial relating to the laser device was completed during October 2001 allowing the company to proceed with an application to the US Food and Drug Administration (FDA)for approval to market the product within the USA.

During the six months, the Company also conducted clinical trials in conjunction with Monash University relating to its Immunology project. In November, the Company decided to expand these trials into centres in Europe and the USA as soon as possible.

It is expected that a number of alternatives will be available to the Company for the commercialisation of this technology. Based on ongoing discussions with a number of parties, the Company believes the ongoing trial program and development of this technology will be fully funded for at least the next two years.

Progress has continued for the Micro-needle project with the successful development of a working bench-level prototype device. The project, based out of the prestigious Massachusetts Institute of Technology, was entered into with the aim of producing a small, wrist-watch sized device that would enable accurate and controlled delivery of a wide range of drugs. The bench level prototype has proven the ability to establish controlled and measurable flow rates of drugs using this delivery system.

The gene transfer technology project has progressed to schedule. During the half year, work continued on establishing the capabilities of the technology in conjunction with key research collaborators in Australia and internationally.

P J Hansen
EXECUTIVE CHAIRMAN

MORE TO FOLLOW








TOP OF PAGE GLOSSARY SITE MAP SITE SEARCH


ASX

Getting started
Find out about...

HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX







SITE SEARCH
SITE MAP
GLOSSARY

Half Yearly Report & ASIC Half Yearly Accounts

Document date: Mon 04 Mar 2002 **Published:** Mon 04 Mar 2002 16:19:52
Document No: 187721 **Document part:** C
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2002-03-04 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4B (Rule 4.13(b))
HALF YEARLY REPORT

Name of entity
Norwood Abbey Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Half Year ended ('current period')
20 085 162 456	X		31/12/2001

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities (item 1.1)	down	68.97% to	251
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	up	220.63% to	(4,256)

Profit (loss) from ordinary activities after tax attributable to members (item 1.23)	up	220.63% to	(4,256)
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain/loss of		Nil
Net profit (loss) for the period attributable to members (item 1.11)	up	220.63% to	(4,256)

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Final dividend (Preliminary final report only - item 15.4)		
Interim dividend (Half yearly report only - item 15.6)	-	-
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	-	-

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

MORE TO FOLLOW

For best results when printing announcements, select landscape rather than portrait as your print option.



TOP OF PAGE

GLOSSARY

SITE MAP

SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Half Yearly Report & ASIC Half Yearly Accounts

Document date: Mon 04 Mar 2002 **Published:** Fri 08 Mar 2002 16:38:31
Document No: 187721 **Document part:** D
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2002-03-04 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
CONSOLIDATED PROFIT AND LOSS ACCOUNT

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Revenues from ordinary activities	251	780
1.2	Expenses from ordinary activities (see items 1.24 + 12.5 + 12.6)	(4,507)	(2,709)
1.3	Borrowing costs	-	-
1.4	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.5	Profit (loss) from ordinary activities before tax	(4,256)	(1,929)
1.6	Income tax on ordinary		

	activities (see note 4)	-	-
1.7	Profit (loss) from ordinary activities after tax	(4,256)	(1,929)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	Net profit (loss)	(4,256)	(1,929)
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	Net profit (loss) for the period attributable to members	(4,256)	(1,929)
	Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity	-	-
	Total changes in equity other than those resulting from transactions with owners as owners	(4,256)	(1,929)

CONSOLIDATED RETAINED PROFITS

1.12	Retained profits (accumulated losses) at the beginning of the financial period	(9,374)	(3,676)
1.13	Net profit (loss) attributable to members (item 1.11)	(4,256)	(1,929)
1.14	Net transfers (to) and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	-	-
1.17	Retained profits (accumulated losses) at end of financial period	(13,630)	(5,605)

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL

1.18 Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	(4,256)	(1,929)
1.19 Less (plus) outside equity interests	-	-
1.20 Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	(4,256)	(1,929)

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

1.21 Profit (loss) from ordinary activities after tax (item 1.7)	(4,256)	(1,929)
1.22 Less (plus) outside equity interests	-	-
1.23 Profit (loss) from ordinary activities after tax, attributable to members	(4,256)	(1,929)

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6

	Current Period AUD000	Previous Corresponding Period AUD000
1.24 Details of revenue and expenses		
Other revenue from ordinary activities	251	780
Employee benefits expense	(1,018)	(853)
Depreciation and amortisation expense	(870)	(802)
Borrowing costs	-	-
Non-current asset write-down	-	-
Other expenses from ordinary activities	(2,619)	(1,054)

Significant items

- Contract Settlement Expenses	(870)	-
- Travel Expenses	(525)	(113)

INTANGIBLE AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members
	AUD000	AUD000	AUD000	AUD000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Amortisation of other intangibles	(777)	-	-	(777)
2.3 Total amortisation of intangibles	(777)	-	-	(777)
2.4 Extraordinary items (details)	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS (Preliminary final report only)	Current year AUD000	Previous year AUD000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	N/A	N/A
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	N/A	N/A

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At end of current period AUD000	As in last annual report AUD000	As in last half yearly report AUD000
	CURRENT ASSETS			
4.1	Cash	7,019	14,870	22,030
4.2	Receivables	80	137	66
4.3	Investments	-	-	-
4.4	Inventories	297	211	2
	Current tax assets	-	-	-
4.5	Other (provide details if material)			
	Prepayments	530	53	55
4.6	Total current assets	7,926	15,271	22,153
	NON-CURRENT ASSETS			
4.7	Receivables	-	-	-
4.8	Investments (equity accounted)	-	-	-
4.9	Other investments	6	6	496
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	-	-	-
4.12	Development properties (mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	1,489	1,596	1,079
4.14	Intangibles (net)	13,150	13,245	13,827
	Defered tax assets	-	-	-
4.15	Other (provide details if material)			
	Deferred R&D Expenditure	14,087	10,842	6,396
4.16	Total non-current assets	28,732	25,689	21,798
4.17	Total assets	36,658	40,960	43,951
	CURRENT LIABILITIES			
4.18	Payables	1,872	1,667	1,334
4.19	Interest bearing			

	liabilities	-	154	-
	Current tax liabilities	-	-	-
4.20	Provisions	207	266	93
4.21	Other (provide details if material)	-	-	-
4.22	Total current liabilities	2,079	2,087	1,427
	NON-CURRENT LIABILITIES			
4.23	Payables	-	-	-
4.24	Interest bearing liabilities	-	-	-
	Deferred tax liabilities	-	-	-
4.25	Provisions	80	118	-
4.26	Other (provide details if material)	-	-	-
4.27	Total non-current liabilities	80	118	-
4.28	TOTAL LIABILITIES	2,159	2,205	1,427
4.29	NET ASSETS	34,499	38,755	42,524
	EQUITY			
4.30	Capital/contributed equity	48,129	48,129	48,129
4.31	Reserves	-	-	-
4.32	Retained profits (accumulated losses)	(13,630)	(9,374)	(5,605)
4.33	Equity attributable to members of the parent entity	34,499	38,755	42,524
4.34	Outside equity interests in controlled entities	-	-	-
4.35	Total equity	34,499	38,755	42,524
4.36	Preference capital included as part of 4.33	-	-	-

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

Current period	Previous corresponding

		AUD000	period AUD000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	Closing balance as shown in the consolidated balance sheet (item 4.11)	-	-

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-

6.7	Closing balance as shown in the consolidated balance sheet (item 4.12)	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS

		Current period AUD000	Previous corresponding period AUD000
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(3,356)	(1,920)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	1	-
7.5	Interest and other items of similar nature received	278	780
7.6	Interest and other costs of finance paid	-	(2)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	Net operating cash flows	(3,077)	(1,142)
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
7.10	Payment for purchases of property, plant and equipment	(202)	(709)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	(1)

7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)		
	Payment for Research & Development	(3,680)	(3,927)
	Payment for Intangible Assets	(738)	(425)
7.17	Net investing cash flows	(4,620)	(5,063)
CASH FLOWS RELATED TO FINANCING ACTIVITIES			
7.18	Proceeds from issues of securities (shares, options, etc.)	-	30,000
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	-	-
7.21	Dividends paid	-	-
7.22	Other (provide details if material)		
	Payment of Share Issue Costs	-	(2,341)
7.23	Net Financing Cash Flows	-	27,659
7.24	NET INCREASE (DECREASE) IN CASH HELD	(7,697)	21,454
7.25	Cash at beginning of period (see Reconciliation of cash)	14,716	576
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	Cash at end of period (see Reconciliation of cash)	7,019	22,030

NON-CASH FINANCING AND INVESTING ACTIVITIES
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show

comparative amount.

-

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUD000	Previous corresponding period AUD000
8.1 Cash on hand and at bank	267	37
8.2 Deposits at call	6,752	21,993
8.3 Bank overdraft	-	-
8.4 Other (provide details)	-	-
8.5 Total cash at end of period (item 7.27)	7,019	22,030

RATIOS

	Current period	Previous corresponding period
PROFIT BEFORE TAX / REVENUE 9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	N/A %	N/A %
PROFIT AFTER TAX / EQUITY INTERESTS 9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	(12.34) %	(4.54) %

EARNINGS PER SECURITY (EPS)

	Current period	Previous corresponding period
10.1 Calculation of the following		

in accordance with AASB 1027:
Earnings per Share

(a) Basic EPS	(0.04) c	(0.02) c
(b) Diluted EPS (if materially different from (a))	N/A c	N/A c
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	105,536,752	100,313,527

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	6 c	21 c

MORE TO FOLLOW


abc
GLOSSARY


SITE MAP


SITE SEARCH


ASX


SITE SEARCH

SITE MAP

GLOSSARY

HOME

MARKET STATISTICS

COMPANY RESEARCH

ASX MARKETS

ASX SHAREHOLDER INFORMATION

FLOATS

INVESTOR EDUCATION
ABOUT ASX

Half Yearly Report & ASIC Half Yearly Accounts

Document date: Mon 04 Mar 2002 **Published:** Fri 08 Mar 2002 15:42:44
Document No: 187721 **Document part:** E
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2002-03-04 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES

	Current period AUD000	Previous corresponding period AUD000
12.1 Interest revenue included in determining item 1.5	242	780
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	Nil
12.3 Interest costs excluded from borrowing costs, capitalised in asset values	Nil	Nil
12.4 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	(738)	(426)

12.5 Depreciation and amortisation (excluding amortisation of intangibles)	(93)	(37)
12.6 Other specific relevant items not shown in item 1.24 (see note 15)	Nil	Nil

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities) N/A

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired $ -

13.3 Date from which such profit has been calculated -

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period $ -

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities) N/A

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control $ -

14.3 Date to which the profit (loss) in item 14.2 has been calculated -

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of

the previous corresponding period	$	-
14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$	-

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report.
However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

The company operates predominantly in Australia, performing research, development and commercialisation of medical technologies relating to drug delivery and therapies.

DIVIDENDS (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N/A
15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	-
15.3	If it is a final dividend, has it been declared (Preliminary final report only)	-

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 36% tax	Amount per security of foreign source

			dividend
(Preliminary final report only)			
15.4 Final dividend:			
Current year	- c	- c	- c
15.5 Previous year	- c	- c	- c
(Half yearly and preliminary final reports)			
15.6 Interim dividend:			
Current year	- c	- c	- c
15.7 Previous year	- c	- c	- c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	- c	- c
15.9 Preference securities	- c	- c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES
OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	-	-
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	-	-

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans	-

Any other disclosures in relation to dividends (distributions)

-

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

	Current period AUD000	Previous corresponding period AUD000
16.1 Profit (loss) from ordinary activities before income tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after income tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Outside equity interests	-	-
16.7 Net profit (loss) attributable to members	-	-

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of	Contribution to net profit (loss) (item 1.9)

disposal

17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
-	-	-	-	-
17.2 Total	-	-	-	-
17.3 Other material interests				
-	-	-	-	-
17.4 Total	-	-	-	-

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
18.1 Preference securities (description)	Nil	Nil	Nil	Nil
18.2 Changes during current period				
(a) Increases through issues	Nil	Nil	Nil	Nil
(b) Decreases through returns of capital, buybacks, redemptions	Nil	Nil	Nil	Nil
18.3 Ordinary securities	Nil	Nil	Nil	Nil
18.4 Changes during current period				
(a) Increases through				

issues	Nil	Nil	Nil	Nil
(b) Decreases through returns of capital, buybacks	Nil	Nil	Nil	Nil
18.5 Convertible debt securities (description and conversion factor)	Nil	Nil	Nil	Nil
18.6 Changes during current period				
(a) Increases through issues	Nil	Nil	Nil	Nil
(b) Decreases through securities matured, converted	Nil	Nil	Nil	Nil
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date
	-	-	-	-
18.8 Issued during current period	1,000,000	Nil	150	31/12/2005
18.9 Exercised during current period	Nil	Nil	Nil	Nil
18.10 Expired during current period	Nil	Nil	Nil	Nil
18.11 Debentures (totals only)	Nil	Nil		
18.12 Unsecured notes (totals only)	Nil	Nil		

COMMENTS BY DIRECTORS
Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For

both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF ACCOUNTS PREPARATION

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

During the six months to 31 December 2001, the company settled contracts relating to research activities as a result of the cessation of the operations at the Norwood Abbey laboratories located at Monash University. Settlement costs included in the Statement of Financial Performance amount to $870,000.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available (amount): $ Nil

Prospects for paying fully or partly franked dividends for at least the next year

The company does not expect to be paying partly or fully franked dividends within the year.

Changes in accounting policies since the last annual report are disclosed as follows.

No changes

Changes in Contingent Liabilties and Contingent Assets

Nil

Other Matters Concerning the Half-Year Financial Report

Nil

Dicontinuing operations

Nil

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties.	N/A
19.2 A statement of the fees and commissions payable to the management company or responsible entity.	N/A
Identify:	
initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	-
Time	-
Approximate date the annual report will be available	-

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used
N/A

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

	The accounts have been audited.	X	The accounts have been subject to review.
	The accounts are in the process of being audited or subject to review.		The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

P Hansen
(DIRECTOR)
14/02/2002




TOP OF PAGE
GLOSSARY

SITE MAP


SITE SEARCH


ASX








Preliminary Final Report

Document date: Fri 13 Sep 2002 **Published:** Fri 13 Sep 2002 15:01:06
Document No: 194766 **Document part:** A
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4B
PRELIMINARY FINAL REPORT

Name of entity
Norwood Abbey Limited

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Financial Year ended ('current period')
20 085 162 456		X	30/06/2002

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities (item 1.1)	down	66.85% to	416
Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	up	50.54% to	(8,578)

Profit (loss) from extraordinary items

```
after tax attributable to members
(item 2.5(d))                          gain/loss of          Nil

Net profit (loss) for the period
attributable to members
(item 1.11)                            up      50.54% to   (8,578)
```

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Final dividend (Preliminary final report only - item 15.4)		
Interim dividend (Half yearly report only - item 15.6)	-	-
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	-	-

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

MORE TO FOLLOW

TOP OF PAGE

GLOSSARY

SITE MAP

SITE SEARCH


ASX

Preliminary Final Report

Document date: Fri 13 Sep 2002 **Published:** Tue 17 Sep 2002 17:02:20
Document No: 194766 **Document part:** B
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Revenues from ordinary activities (see items 1.23 - 1.25)	416	1,255
1.2	Expenses from ordinary activities (see items 1.26 + 1.27)	(8,970)	(6,951)
1.3	Borrowing costs	(24)	(2)
1.4	Share of net profit (losses) of associates and joint venture entities (see item 16.7)	-	-
1.5	Profit (loss) from ordinary activities before tax	(8,578)	(5,698)
1.6	Income tax on ordinary		

	activities (see note 4)	-	-
1.7	Profit (loss) from ordinary activities after tax	(8,578)	(5,698)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9	Net profit (loss)	(8,578)	(5,698)
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	Net profit (loss) for the period attributable to members	(8,578)	(5,698)

NON-OWNER TRANSACTION CHANGES IN EQUITY

1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	-	-
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	-	-
1.17	Total changes in equity not resulting from transactions with owners as owners	(8,578)	(5,698)

EARNINGS PER SECURITY (EPS)

		CURRENT PERIOD	PREVIOUS CORRESPONDING PERIOD
1.18	Basic EPS	(8) c	(6) c

1.19 Diluted EPS	(8) c	(6) c

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

	CURRENT PERIOD	PREVIOUS CORRESPONDING PERIOD
1.20 Profit (loss) from ordinary activities after tax (item 1.7)	(8,578)	(5,698)
1.21 Less (plus) outside equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax attributable to members	(8,578)	(5,698)

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)

	CURRENT PERIOD	PREVIOUS CORRESPONDING PERIOD
1.23 Revenue from sales or service	-	-
1.24 Interest revenue	314	1,255
1.25 Other relevant revenue		
	102	-
	416	1,255
1.26 Details of relevant expenses		
Employee benefits expense	(2,364)	(1,836)
Non-current assets write-down	(219)	(1,069)
Amortisation	(1,601)	(1,582)
Borrowing costs	(24)	(2)
Contract settlement	(870)	-
Foreign exchange loss	-	(107)
Legal expenses	(649)	(167)
Marketing costs	(525)	(153)
Office costs	(225)	(383)
Patent maintencance costs	(228)	(155)
Professional fees	(770)	(376)
Travel expenses	(925)	(461)
Other expenses from ordinary		

activities	(339)	(547)
1.27 Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	(255)	(115)
CAPITALISED OUTLAYS		
1.28 Interest capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	(1,090)	(860)
CONSOLIDATED RETAINED PROFITS		
1.30 Retained profits (accumulated losses) at the beginning of the financial period	(9,374)	(3,676)
1.31 Net profit (loss) attributable to members (item 1.11)	(8,578)	(5,698)
1.32 Net transfers from (to) reserves	-	-
1.33 Net effect of changes in accounting policies	-	-
1.34 Dividends and other equity distributions paid or payable	-	-
1.35 Retained profits (accumulated losses) at end of financial period	(17,952)	(9,374)

INTANGIBLE AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members

	AUD000	AUD000	AUD000	AUD000
2.1 Amortisation of goodwill	-	-	-	-
2.2 Amortisation of other intangibles	(1,601)	-	-	(1,601)
2.3 Total amortisation of intangibles	(1,601)	-	-	(1,601)
2.4 Extraordinary items (details)	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

COMPARISON OF HALF YEAR PROFITS
(Preliminary final report only)

	Current year AUD000	Previous year AUD000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	(4,256)	(1,929)
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	(4,322)	(3,769)

CONSOLIDATED BALANCE SHEET

		At end of current period AUD000	As shown in last annual report AUD000	As in last half yearly report AUD000
	CURRENT ASSETS			
4.1	Cash	2,602	14,870	7,019
4.2	Receivables	77	137	80
4.3	Investments	-	-	-
4.4	Inventories	493	211	297
4.5	Tax assets	-	-	-

4.6	Other - Prepayments	429	53	530
4.7	Total current assets	3,601	15,271	7,926
	NON-CURRENT ASSETS			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	6	6	6
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	-	-	-
4.13	Development properties (mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	1,490	1,596	1,489
4.15	Intangibles (net)	12,688	13,245	13,150
4.16	Tax assets	-	-	-
4.17	Other Deferred R&D Expenditure	16,852	10,842	14,087
4.18	Total non-current assets	31,036	25,689	28,732
4.19	TOTAL ASSETS	34,637	40,960	36,658
	CURRENT LIABILITIES			
4.20	Payables	2,694	1,667	1,872
4.21	Interest bearing liabilities	-	154	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc tax liabilities	241	266	207
4.24	Other Lease Liability - current	36	-	-
4.25	Total current liabilities	2,971	2,087	2,079
	NON-CURRENT LIABILITIES			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	-	-	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc tax liabilities	42	118	80

4.30	Other			
	Lease Liability - non-current	118	-	-
4.31	Total non-current liabilities	160	118	80
4.32	TOTAL LIABILITIES	3,131	2,205	2,159
4.33	NET ASSETS	31,506	38,755	34,499
	EQUITY			
4.34	Capital/contributed equity	49,458	48,129	48,129
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(17,952)	(9,374)	(13,630)
4.37	Equity attributable to members of the parent entity	31,506	38,755	34,499
4.38	Outside equity interests in controlled entities	-	-	-
4.39	Total equity	31,506	38,755	34,499
4.40	Preference capital included as part of 4.37	-	-	-

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period AUD000	Previous corresponding period AUD000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-

5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)	N/A	N/A

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	Closing balance as shown in the consolidated balance sheet (item 4.13)	N/A	N/A

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Current period	Previous corresponding period

		AUD000	AUD000
CASH FLOWS RELATED TO OPERATING ACTIVITIES			
7.1	Receipts from customers	-	-
7.2	Payments to suppliers and employees	(6,509)	(3,928)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	369	1,195
7.6	Interest and other costs of finance paid	(1)	(2)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	37	-
7.9	Net operating cash flows	(6,104)	(2,735)
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
7.10	Payment for purchases of property, plant and equipment	(241)	(1,322)
7.11	Proceeds from sale of property, plant and equipment	17	3
7.12	Payment for purchases of equity investments	-	(7)
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other		
	Payment for Research & Development	(6,048)	(8,559)
	Payment for Intangible Assets	(1,090)	(860)

7.17	Net investing cash flows	(7,362)	(10,745)

CASH FLOWS RELATED TO FINANCING ACTIVITIES

7.18	Proceeds from issues of securities (shares, options, etc.)	1,401	30,000
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(49)	-
7.21	Dividends paid	-	-
7.22	Other Payment for Share Issue Costs	-	(2,380)
7.23	Net Financing Cash Flows	1,352	27,620
7.24	NET INCREASE (DECREASE) IN CASH HELD	(12,114)	14,140
7.25	Cash at beginning of period (see Reconciliation of cash)	14,716	576
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	Cash at end of period (see Reconciliation of cash)	2,602	14,716

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUD000	Previous corresponding period AUD000

8.1	Cash on hand and at bank	222	86
8.2	Deposits at call	2,380	14,784
8.3	Bank overdraft	-	(154)
8.4	Other (provide details)	-	-
8.5	Total cash at end of period (item 7.27)	2,602	14,716

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

RATIOS		Current period	Previous corresponding period
	PROFIT BEFORE TAX / REVENUE		
9.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(2,062) %	(454) %
	PROFIT AFTER TAX / EQUITY INTERESTS		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	(27.23) %	(14.70) %

EARNINGS PER SECURITY (EPS)		Current period	Previous corresponding period
10	Details of basic and diluted EPS reported seperately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows.		
	Basic earnings per share	(8)	(6)
	Diluted earnings per share	(8)	(6)
		2002 NO	2001 NO
	The weighted average number of		

ordinary shares on isue during the financial year used in the calculaiton of basic earnings per share and diluted earnings per share	105,613,562	103,400,752

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share. All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2002 $'000	2001 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net loss	8,578	5,698
Earnings used in the calculation of basic earnings per share and diluted earnings per share	8,578	5,698

INFORMATION CONCERNING THE CLASSIFICATION OF SECURITIES

Earnings per share information has been prepared and is presented in accordance with revised Accounting Standard AASB 1027 Earnings per Share' and the comparative information has been restated in accordance with the requirements of the revised Standard.

Subsequent to 30 June 2002 the company issued 6,886,668 ordinary shares, 3,443,336 options over ordinary shares exercisable at $1.00 and expiring on 31 December 2003, and 3,443,336 options over ordinary shares exercisable at $1.20 and expiring on 31 December 2003. The options are considered to be potential ordinary shares.

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	17 c	24 c

MORE TO FOLLOW

TOP OF PAGE


abc

GLOSSARY



SITE MAP



SITE SEARCH


ASX



HOME

MARKET STATISTICS

COMPANY RESEARCH

ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY

Preliminary Final Report

Document date: Fri 13 Sep 2002 **Published:** Tue 17 Sep 2002 16:22:31
Document No: 194766 **Document part:** C
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
DISCONTINUING OPERATIONS
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5(g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)

	Current period AUD000	Previous corresponding period AUD000

12.1 Discontinuing Operations

N/A

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities) N/A

13.2 Consolidated profit (loss) from ordinary

	activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	$	-
13.3	Date from which such profit has been calculated	-	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$	-

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1	Name of entity (or group of entities) N/A		
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$	-
14.3	Date to which the profit (loss) in item 14.2 has been calculated	-	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$	-
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$	-

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2	Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	-
15.3	If it is a final dividend, has it been declared (Preliminary final report only)	-

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at % tax (see note 4)	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend: Current year	- c	- c	- c
15.5 Previous year	- c	- c	- c
(Half yearly and preliminary final reports)			
15.6 Interim dividend: Current year	- c	- c	- c
15.7 Previous year	- c	- c	- c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	- c	- c
15.9 Preference securities	- c	- c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES
OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL

SECURITIES

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	-	-
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	0	0

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans -

Any other disclosures in relation to dividends (distributions) (For half year reports, provide details in accordance with paragraph 7.5(d) if AASB 1029 Interim Financial Reporting)

-

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

	Current period AUD000	Previous corresponding period AUD000
Groups share of associates and joint venture entities:		
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-

16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
17.2 Total	-	-	-	-
17.3 Other material interests				

17.4 Total	-	-	-	-

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Total Number	Number quoted	Issue price per security (see note 14) (cents)	Amount Paid-up per security (see note 14) (cents)
18.1 Preference securities (description)	-	-	-	-
18.2 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	2,000,396	2,000,396	70	70
18.4 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5 Convertible debt securities (description and				

conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date
	-	-	-	-
18.8 Issued during current period	1,000,000	-	150	31/12/2005
18.9 Exercised during current period	396	396	100	-
18.10 Expired during current period	-	-	-	-
18.11 Debentures (description)				
18.12 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.13 Unsecured notes				
18.14 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-

SEGMENT REPORTING

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005:

Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's accounts should be reported separately and attached to this report.)

COMMENTS BY DIRECTORS

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF FINANCIAL REPORT PREPARATION

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029:Interim Financial Reporting. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029:*Interim Financial Reporting*. *This report* does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half year report, provide explanatory comments about any seasonal or irregular factors affecting operations

\-

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in the Appendix or in attachments, with financial effect quantified (if possible)

On 09/09/2002, the company issued approximately 6,886,668 shares at an issue price of $0.60 raising $4.132 million.

19.4 Franking credits available (amount): $ Nil

Prospects for paying fully or partly franked dividends for at

least the next year

The company does not expect to be paying partly or fully franked dividends within the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

No charges

19.6 Revisions in estimates of amounts in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities or contingent assets since the last annual report.

-

ADDITIONAL DISCLOSURE FOR TRUSTS

20.1 Number of units held by the management company or responsible entity or their related parties.	N/A
20.2 A statement of the fees and commissions payable to the management company or responsible entity.	N/A
Identify:	
initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

Place	Victorian Art Centre - ANZ Pavilion
Date	26/11/2002
Time	11.00 am
Approximate date the annual report will be available	25/10/2002

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used
N/A

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

	The accounts have been audited.	The accounts have been subject to review.
x	The accounts are in the process of being audited or subject to review.	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications
will follow immediately they are available.
(Half yearly report only - the audit report or review by the

auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

J Bell
(COMPANY SECRETARY)
12/09/2002

MORE TO FOLLOW

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH




Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
ASX
SITE SEARCH
SITE MAP
GLOSSARY

Preliminary Final Report

Document date: Fri 13 Sep 2002 **Published:** Tue 17 Sep 2002 16:43:42
Document No: 194766 **Document part:** D
Market Flag: Y
Classification: Preliminary Final Report

NORWOOD ABBEY LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
APPENDIX 1

Segment information has been prepared and is presented in accordance with revised Accounting Standard 1005 'Segment Reporting', and the comparative information has been restated in accordance with the requirements of the revised standard.

SEGMENT REVENUES

	EXTERNAL SALES 2002 $'000	INTER-SEGMENT 2002 $'000	OTHER 2002 $'000	TOTAL 2002 $'000
Laser Assisted Drug Delivery Project	-	-	-	-
Immunology Project	-	-	-	-
Microneedle Project	-	-	-	-
Gene Transfer Project	-	-	-	-
Other	-	-	-	-
Total of all segments				-
Eliminations				-
Unallocated				416
Consolidated				416

SEGMENT RESULTS

	2002 $'000
Laser Assisted Drug Delivery Project	(2,974)
Immunology Project	-
Microneedle Project	(25)
Gene Transfer Project	-
Other	-
Total of all segments	(2,999)
Eliminations	-
Unallocated	(5,579)
Profit from ordinary activities before income tax expense	(8,578)
Income tax expense relating to ordinary activities	-
Profit from ordinary activities after related income tax expense	(8,578)
Extraordinary items	-
Net Profit	(8,578)

SEGMENT ASSETS AND LIABILITIES

	ASSETS 2002 $'000	LIABILITIES 2002 $'000
Laser Assisted Drug Delivery Project	22,983	644
Immunology Project	3,108	1,061
Microneedle Project	4,490	45
Gene Transfer Project	904	141
Other	-	-
Total of all segments	31,495	1,891
Eliminations	-	-
Unallocated	3,152	1,240
Consolidated	34,637	3,131

OTHER SEGMENT INFORMATION

	LASER ASSISTED DRUG DELIVERY PROJECT 2002 $'000	IMMUNO-LOGY PROJECT 2002 $'000	MICRO-NEEDLE PROJECT 2002 $'000	GENE TRANSFER PROJECT 2002 $'000

Acquisition of segment assets	2,470	2,482	2,267	618
Depreciation and amortisation of segment assets	1,798	-	25	2
Other non-cash expenses	-	-	-	-


TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX









Half Yearly Report/Half Year Accounts

Document date: Fri 14 Mar 2003 **Published:** Fri 14 Mar 2003 14:27:22
Document No: 202123 **Document part:** A
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

```
NORWOOD ABBEY LIMITED                        2003-03-14  ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
                    APPENDIX 4B
                 HALF YEARLY REPORT

Name of entity
Norwood Abbey Limited

ACN, ARBN, ABN or ARSN  Half     Preliminary       Half Year ended
                        yearly     final           ('current period')
                        (tick)    (tick)
20 085 162 456            X                           31/12/2002


FOR ANNOUNCEMENT TO THE MARKET                              AUD000
Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities
(item 1.1)                           down      69.72% to        76

Profit (loss) from ordinary activities
after tax attributable to members
(item 1.22)                          down      16.61% to   (3,549)
```

Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain/loss of		Nil
Net profit (loss) for the period attributable to members (item 1.11)	down	16.61% to	(3,549)

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Final dividend (Preliminary final report only - item 15.4)		
Interim dividend (Half yearly report only - item 15.6)	Nil	Nil
Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)	Nil	Nil

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

MORE TO FOLLOW

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Half Yearly Report/Half Year Accounts

Document date: Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 14:26:26
Document No: 202123 **Document part:** B
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

		CURRENT PERIOD AUD000	PREVIOUS CORRESPONDING PERIOD AUD000
1.1	Revenues from ordinary activities (see items 1.23 - 1.25)	76	251
1.2	Expenses from ordinary activities (see items 1.26 + 1.27)	(3,618)	(4,507)
1.3	Borrowing costs	(7)	-
1.4	Share of net profit (losses) of associates and joint venture entities (see item 16.7)	-	-
1.5	Profit (loss) from ordinary activities before tax	(3,549)	(4,256)

1.6 Income tax on ordinary activities (see note 4)	-	-
1.7 Profit (loss) from ordinary activities after tax	(3,549)	(4,256)
1.8 Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9 Net profit (loss)	(3,549)	(4,256)
1.10 Net profit (loss) attributable to outside equity interests	-	-
1.11 Net profit (loss) for the period attributable to members	(3,549)	(4,256)
NON-OWNER TRANSACTION CHANGES IN EQUITY		
1.12 Increase (decrease) in revaluation reserves	-	-
1.13 Net exchange differences recognised in equity	-	-
1.14 Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15 Initial adjustments from UIG transitional provisions	-	-
1.16 Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	0	0
1.17 Total changes in equity not resulting from transactions with owners as owners	(3,549)	(4,256)

EARNINGS PER SECURITY (EPS)

	CURRENT PERIOD	PREVIOUS CORRESPONDING PERIOD
1.18 Basic EPS	(3) c	(4) c

1.19 Diluted EPS	(3) c	(4) c

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

	CURRENT PERIOD	PREVIOUS CORRESPONDING PERIOD
1.20 Profit (loss) from ordinary activities after tax (item 1.7)	(3,549)	(4,256)
1.21 Less (plus) outside equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax attributable to members	(3,549)	(4,256)

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)

	CURRENT PERIOD	PREVIOUS CORRESPONDING PERIOD
1.23 Revenue from sales or service	16	-
1.24 Interest revenue	56	242
1.25 Other relevant revenue		
	4	9
	76	251
1.26 Details of relevant expenses		
Employee benefits expense	(1,289)	(1,018)
Depreciation & amortisation	(939)	(870)
Borrowing costs	(7)	-
Contract settlement	-	(870)
Foreign exchange loss	(6)	(38)
Legal costs	(151)	(222)
Marketing & investor relations costs	(243)	(398)
Office costs	(146)	(99)
Patent maintenance costs	(102)	(92)
Professional fees	(215)	(161)
Travel expenses	(294)	(525)
Other expenses from ordinary activities	(233)	(214)

	(3,625)	(4,507)
1.27 Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	(127)	(93)
CAPITALISED OUTLAYS		
1.28 Interest capitalised in asset values	-	-
1.29 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	(222)	(315)
CONSOLIDATED RETAINED PROFITS		
1.30 Retained profits (accumulated losses) at the beginning of the financial period	(17,952)	(9,374)
1.31 Net profit (loss) attributable to members (item 1.11)	(3,549)	(4,256)
1.32 Net transfers from (to) reserves	-	-
1.33 Net effect of changes in accounting policies	-	-
1.34 Dividends and other equity distributions paid or payable	-	-
1.35 Retained profits (accumulated losses) at end of financial period	(21,501)	(13,630)

INTANGIBLE AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members

		AUD000	AUD000	AUD000	AUD000
2.1	Amortisation of goodwill	-	-	-	-
2.2	Amortisation of other intangibles	(812)	-	-	(812)
2.3	Total amortisation of intangibles	(812)	0	0	(812)
2.4	Extraordinary items (details)	-	-	-	-
2.5	Total extraordinary items	0	0	0	0

COMPARISON OF HALF YEAR PROFITS
(Preliminary final report only)

		Current year AUD000	Previous year AUD000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	N/A	N/A

CONSOLIDATED BALANCE SHEET

		At end of current period AUD000	As shown in last annual report AUD000	As in last half yearly report AUD000
	CURRENT ASSETS			
4.1	Cash	1,214	2,602	7,019
4.2	Receivables	40	77	80
4.3	Investments	-	-	-
4.4	Inventories	436	493	297
4.5	Tax assets	-	-	-
4.6	Other - Prepayments	319	429	530

4.7	Total current assets	2,009	3,601	7,926
	NON-CURRENT ASSETS			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	6	6	6
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	-	-	-
4.13	Development properties (mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	1,267	1,490	1,489
4.15	Intangibles (net)	12,098	12,688	13,150
4.16	Tax assets	-	-	-
4.17	Other			
	- Deferred R&D Expenditure	18,009	16,852	14,087
4.18	Total non-current assets	31,380	31,036	28,732
4.19	TOTAL ASSETS	33,389	34,637	36,658
	CURRENT LIABILITIES			
4.20	Payables	879	2,694	1,872
4.21	Interest bearing liabilities	38	36	-
4.22	Tax liabilities	-	-	-
4.23	Provisions exc tax liabilities	238	241	207
4.24	Other (provide details if material)	-	-	-
4.25	Total current liabilities	1,155	2,971	2,079
	NON-CURRENT LIABILITIES			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	98	118	-
4.28	Tax liabilities	-	-	-
4.29	Provisions exc tax liabilities	-	42	80
4.30	Other (provide details if material)	-	-	-

4.31	Total non-current liabilities	98	160	80
4.32	TOTAL LIABILITIES	1,253	3,131	2,159
4.33	NET ASSETS	32,136	31,506	34,499
	EQUITY			
4.34	Capital/contributed equity	53,637	49,458	48,129
4.35	Reserves	-	-	-
4.36	Retained profits (accumulated losses)	(21,501)	(17,952)	(13,630)
4.37	Equity attributable to members of the parent entity	32,136	31,506	34,499
4.38	Outside equity interests in controlled entities	-	-	-
4.39	Total equity	32,136	31,506	34,499
4.40	Preference capital included as part of 4.37	-	-	-

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period AUD000	Previous corresponding period AUD000
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-

5.5	Expenditure transferred to Development Properties	-	-
5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)	N/A	N/A

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

		Current period AUD000	Previous corresponding period AUD000
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	
6.6	Expenditure transferred to mine properties	-	-
6.7	Closing balance as shown in the consolidated balance sheet (item 4.13)	N/A	N/A

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Current period AUD000	Previous corresponding period AUD000

CASH FLOWS RELATED TO OPERATING ACTIVITIES

7.1	Receipts from customers	19	-
7.2	Payments to suppliers and employees	(3,463)	(3,356)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	1	1
7.5	Interest and other items of similar nature received	60	278
7.6	Interest and other costs of finance paid	(7)	-
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	Net operating cash flows	(3,390)	(3,077)
CASH FLOWS RELATED TO INVESTING ACTIVITIES			
7.10	Payment for purchases of property, plant and equipment	(50)	(202)
7.11	Proceeds from sale of property, plant and equipment	-	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other		
	Payment for Research & Development	(1,319)	(3,680)
	Payment for Intangible Assets	(658)	(738)
7.17	Net investing cash flows	(2,027)	(4,620)

CASH FLOWS RELATED TO FINANCING ACTIVITIES

7.18	Proceeds from issues of securities (shares, options, etc.)	4,332	-
7.19	Proceeds from borrowings	-	-
7.20	Repayment of borrowings	(18)	-
7.21	Dividends paid	-	-
7.22	Other Payment for Share Issue Costs	(285)	-
7.23	Net Financing Cash Flows	4,029	0
7.24	NET INCREASE (DECREASE) IN CASH HELD	(1,388)	(7,697)
7.25	Cash at beginning of period (see Reconciliation of cash)	2,602	14,716
7.26	Exchange rate adjustments to item 7.25	-	-
7.27	Cash at end of period (see Reconciliation of cash)	1,214	7,019

NON-CASH FINANCING AND INVESTING ACTIVITIES
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the period 100,000 shares were issued at $0.60 in satisfaction for services to be rendered to the company relating to the proposed Nasdaq listing. There were no transactions of this type in the comparative period.

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUD000	Previous corresponding period AUD000

8.1	Cash on hand and at bank	835	267
8.2	Deposits at call	379	6,752
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	Total cash at end of period (item 7.27)	1,214	7,019

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

RATIOS		Current period	Previous corresponding period
	PROFIT BEFORE TAX / REVENUE		
9.1	Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	N/A %	N/A %
	PROFIT AFTER TAX / EQUITY INTERESTS		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	(11.04) %	(12.34) %

EARNINGS PER SECURITY (EPS)		Current period	Previous corresponding period
10	Details of basic and diluted EPS reported seperately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows.		
Basic earnings per share		($0.03)	($0.04)
Diluted earnings per share		($0.03)	($0.04)

The weighted average number of ordinary shares on issue during the financial

	No.	No.
period used in the calculation of basic earnings per share and diluted earnings per share	111,952,439	105,536,752

All options on issue during the period are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculation of basic earnings per share.

All options on issue during the period are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	$'000	$'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net loss in the statement of financial performance as follows:		
Net loss	3,549	4,256
Earnings used in the calculation of basic earnings per share and diluted earnings per share	3,549	4,256

INFORMATION CONCERNING THE CLASSIFICATION OF SECURITIES

Earnings per share information has been prepared and is presented in accordance with revised Accounting Standard AASB 1027 'Earnings per Share' and the comparative information has been restated in accordance with the requirements of the revised Standard.

Subsequent to 31 December 2002, the company raised $700,000 through the issue of 1,219,091 ordinary shares, 609,546 options over ordinary shares exercisable at $0.80 and expiring on 31 December 2004, and 609,546 options over ordinary shares exercisable at $1.00 and expiring on 31 December 2004. The options are considered to be potential ordinary shares. In March 2003 the company raised $4.255 million through the issue of 7,090,909 partly paid ordinary shares with balance fully payable by 18 April 2003 and 7,090,909 options over fully paid ordinary shares exercisable at $1.00 and expiring on 31 December 2004. The options are considered to be potential ordinary shares.

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	17 c	20 c

MORE TO FOLLOW

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX

Half Yearly Report/Half Year Accounts

Document date: Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 14:40:07
Document No: 202123 **Document part:** C
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
DISCONTINUING OPERATIONS
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5(g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)

	Current period AUD000	Previous corresponding period AUD000

12.1 Discontinuing Operations
N/A

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities) N/A

13.2 Consolidated profit (loss) from ordinary

activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired $ -

13.3 Date from which such profit has been calculated -

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period $ -

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities) N/A

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control $ -

14.3 Date to which the profit (loss) in item 14.2 has been calculated -

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period $ -

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control $ -

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) -

15.3 If it is a final dividend, has it been declared (Preliminary final report only) -

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at % tax (see note 4)	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend: Current year	- c	- c	- c
15.5 Previous year	- c	- c	- c
(Half yearly and preliminary final reports)			
15.6 Interim dividend: Current year	- c	- c	- c
15.7 Previous year	- c	- c	- c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	- c	- c
15.9 Preference securities	- c	- c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES
OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL

SECURITIES

	Current period AUD000	Previous corresponding period AUD000
15.10 Ordinary securities	-	-
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	0	0

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans -

Any other disclosures in relation to dividends (distributions) (For half year reports, provide details in accordance with paragraph 7.5(d) if AASB 1029 Interim Financial Reporting)

-

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

	Current period AUD000	Previous corresponding period AUD000
Groups share of associates and joint venture entities:		
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-

16.3 Profit (loss) from ordinary activities after tax	0	0
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	0	0
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	0	0

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUD000	Previous corresponding period AUD000
-	-	-	-	-
17.2 Total			0	0
17.3 Other material interests				
-	-	-	-	-

17.4 Total			0	0

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Total Number	Number quoted	Issue price per security (see note 14) (cents)	Amount Paid-up per security (see note 14) (cents)
18.1 Preference securities (description)	-	-	-	-
18.2 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	114,968,260	114,968,260	-	-
18.4 Changes during current period				
(a) Increases through issues	100,000	100,000	60	60
	6,886,668	6,886,668	60	60
	444,444	444,444	45	45
(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5 Convertible debt				

securities (description and conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date
18.8 Issued during current period	3,443,336	-	100	31/12/2003
	3,443,336	-	120	31/12/2003
	225,000	-	100	31/12/2003
18.9 Exercised during current period	-	-	-	-
18.10 Expired/Lapsed during current period	(20,000)	-	200	30/06/2003
	(10,800)	-	150	31/12/2004
	(10,800)	-	150	31/12/2004
	(16,200)	-	150	31/12/2004
	(16,200)	-	150	31/12/2004
	(2,373,588)	-	100	31/08/2002
	(2,373,984)	-	150	31/08/2002
18.11 Debentures (description)				
18.12 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.13 Unsecured notes				
18.14 Changes during				

current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-

SEGMENT REPORTING

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's accounts should be reported separately and attached to this report.)

COMMENTS BY DIRECTORS

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF FINANCIAL REPORT PREPARATION

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029:Interim Financial Reporting. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029:Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half year report, provide explanatory comments about any seasonal or irregular factors affecting operations

Nil

19.3 A description of each event since the end of the current period

which has had a material effect and which is not already reported elsewhere in the Appendix or in attachments, with financial effect quantified (if possible)

The Company announced on 8 January 2003 that the US FDA had granted the company a 510(k) marketing clearance for its laser device for the US.

Subsequent to 31 December 2002, the company raised $700,000 through the issue of 1,219,091 ordinary shares, 609,546 options over ordinary shares exercisable at $0.80 and expiring on 31 December 2004, and 609,546 options over ordinary shares exercisable at $1.00 and expiring on 31 December 2004. The options are considered to be potential ordinary shares. In March 2003 the company raised $4.255 million through the issue of 7,090,909 partly paid ordinary shares with balance fully payable by 18 April 2003 and 7,090,909 options over fully paid ordinary shares exercisable at $1.00 and expiring on 31 December 2004. The options are considered to be potential ordinary shares.

In accordance with the Company's announcement of January 6, 2003, with respect to a Share Purchase Plan, the Company has offered the shareholders who are registered at the record close date of January 15, 2003, the opportunity to acquire additional shares at $0.50 per share. Intersuisse Corporate Pty Ltd has been appointed to underwrite the Share Purchase Plan to a value of A$2 million. In addition to the underwriting, Intersuisse can place up to 4 million shares totalling A$2 million at A$0.50 per share.

The placement and underwriting commitments combined with the small placement in February 2003 (which was announced in January 2003) of A$670,500 represent a minimum fundraising of approximately A$7 million.

19.4 Franking credits available (amount): $ Nil

Prospects for paying fully or partly franked dividends for at least the next year

The company does not expect to be paying partly or fully franked dividends within the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the

same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

No changes

19.6 Revisions in estimates of amounts in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities or contingent assets since the last annual report.

Nil

ADDITIONAL DISCLOSURE FOR TRUSTS

20.1 Number of units held by the management company or responsible entity or their related parties. N/A

20.2 A statement of the fees and commissions payable to the management company or responsible entity. N/A

Identify:

initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A

Approximate date the annual report will be available N/A

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used
N/A

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

	The accounts have been audited.	x	The accounts have been subject to review.
	The accounts are in the process of being audited or subject to review.		The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

J H Bell
(COMPANY SECRETARY)
13/03/2003

A full copy of the Half Year Accounts is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

MORE TO FOLLOW


GLOSSARY


SITE MAP


SITE SEARCH



SITE SEARCH

SITE MAP

GLOSSARY

HOME

MARKET STATISTICS

COMPANY RESEARCH

ASX MARKETS

ASX SHAREHOLDER INFORMATION

FLOATS
INVESTOR EDUCATION
ABOUT ASX

Half Yearly Report/Half Year Accounts

Document date: Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 14:52:37
Document No: 202123 **Document part:** D
Market Flag: Y
Classification: Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

NORWOOD ABBEY LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
APPENDIX 1

Segment information has been prepared and is presented in accordance with revised Accounting Standard 1005 'Segment Reporting', and the comparative information has been restated in accordance with the requirements of the revised standard.

SEGMENT REVENUES

CURRENT PERIOD $'000	EXTERNAL SALES	INTER-SEGMENT	OTHER	TOTAL
Laser Assisted Drug Delivery Project	16	-	-	16
Immunology Project				
Microneedle Project				
Needleless injection System				
Gene Transfer Project				
Other				
Total of all segments	16	-	-	16
Eliminations				-
Unallocated				60

Consolidated	76

SEGMENT RESULTS

	CURRENT PERIOD $'000
Laser Assisted Drug Delivery Project	(1,126)
Immunology Project	-
Microneedle Project	(25)
Needle-less injection System	-
Gene Transfer Project	(2)
Other	-
Total of all segments	(1,153)
Eliminations	-
Unallocated	(2,396)
Profit from ordinary activities before income tax expense	(3,549)
Income tax expense relating to ordinary activities	-
Profit from ordinary activities after related income tax expense	(3,549)
Extraordinary items	-
Net Loss	(3,549)

SEGMENT ASSETS AND LIABILITIES

CURRENT PERIOD $'000	ASSETS	LIABILITIES
Laser Assisted Drug Delivery Project	22,660	369
Immunology Project	3,132	231
Microneedle Project	4,788	34
Needless Injection System Project	78	16
Gene Transfer Project	967	9
Total of all segments	31,625	659
Eliminations	-	-
Unallocated	1,764	594
Consolidated	33,389	1,253

OTHER SEGMENT INFORMATION

CURRENT PERIOD - 2002

$'000

	LASER ASSISTED DRUG DELIVERY PROJECT	IMMUNOLOGY PROJECT	MICRO-NEEDLE PROJECT	GENE TRANSFER PROJECT
Acquisition of segment assets	549	234	306	104
Depreciation and amortisation of segment assets	894	-	25	2
Other non-cash expenses	-	-	-	-

	NEEDLESS INJECTION SYSTEMS PROJECT
Acquisition of segment assets	78
Depreciation and amortisation of segment assets	-
Other non-cash expenses	-


TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH

NORWOOD ABBEY LIMITED

RESULTS FOR ANNOUNCEMENT TO MARKET

FOR THE YEAR ENDED 30 JUNE 2003

Revenues from ordinary activities	up/~~down~~	4.81%	to	436
Loss from ordinary activities after tax attributable to members	up/~~down~~	9.70%	to	9,410
Profit (loss) from extraordinary items after tax attributable to members	gain (loss) of			Not Applicable
Net loss for the period attributable to members	~~up~~/down	9.70%	to	9,410

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend	NIL	NIL
Previous corresponding period	NIL	NIL

Record date for determining entitlements to the dividend (in the case of a trust, distribution).	N/A

Brief explanation of any of the figures reported above and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Not Applicable

NTA backing	Current period	Previous corresponding period
Net tangible asset backing per ordinary security	$0.19	$0.17



?WOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
53 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD ABBEY QUARTERLY CASHFLOW STATEMENT

Key points:

- ***Progress towards commercialisation of two key projects***
- ***Launch of Epiture Easytouch at American Academy of Pediatrics conference***
- ***Immunology public listing and IPO on track for 1st Quarter 2004***
- ***Approximately $5.1 million received from exercise of options and completion of Partly Paid Shares***

During the quarter Norwood Abbey Limited (ASX:NAL) has made significant progress toward the commercialisation of its two key projects, laser assisted drug delivery (LAD) and the Immunology Project.

As part of the major US launch campaign, the LAD will be exhibited at the American Academy of Pediatrics in the US in November. In support of the US sales and marketing plan, an extensive advertising programme, sales and marketing promotional tools and other materials were developed. Much of this investment will also support the US 2004 campaign. The US branding strategy for the LAD is based on the name Epiture Easytouch. The product branding and advertising campaign can be viewed online at http://www.epitureeasytouch.com/staging.

Commercialisation in the Asia Pacific region has also progressed well with the appointment of MedNet International as Norwood's commercialisation partner for the region. Discussions have been continuing with potential European distributors.

Commercial discussions relating to Norwood's Immunology project are in their final stages. Norwood Immunology is still on track for a first quarter IPO and listing on the London AIM exchange.

Since September 30th the company has received approximately $5.1 million from the exercise of options expiring at 31 December 2003 and the completion of the Partly Paid Shares. Approximately 7.5 million options with an exercise value of greater than $10 million expire 31 December 2003.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended ("current quarter")
20 085 162 456	30 September 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		-	-
1.2	Payments for	(a) staff costs	(693)	(693)
		(b) advertising and marketing	(566)	(566)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(969)	(969)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		33	33
1.5	Interest and other costs of finance paid		(3)	(3)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		1	1
	Legal Expenses		(498)	(498)
	Travel Expenses		(146)	(146)
	Net operating cash flows		(2,841)	(2,841)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,841)	(2,841)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(1,331)	(1,331)
	(d) physical non-current assets	(83)	(83)
	(e) other non-current assets		
	- Capitalised R & D Costs	(1,264)	(1,264)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(2,678)	(2,678)
1.14	**Total operating and investing cash flows**	(5,519)	(5,519)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	903	903
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(9)	(9)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Share Issue costs	(150)	(150)
	Net financing cash flows	744	744
	Net increase (decrease) in cash held	(4,775)	(4,775)
1.21	Cash at beginning of quarter/year to date	6,255	6,255
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	1,480	1,480

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	43
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a)	directors & committee fees to non-executive directors	43
(b)	fees for professional services rendered	-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	374
3.2	Credit standby arrangements - various	350	111

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	628	5,165
4.2	Deposits at call	852	1,090
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	1,480	6,255

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell.................................. Date: 31 October 2003
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

Quarter ended ("current quarter")

30 June 2003

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		-	18
1.2	Payments for	(a) staff costs	(674)	(2,734)
		(b) advertising and marketing	-	-
		(c) research and development	-	-
		(d) leased assets	-	(1)
		(e) other working capital	(506)	(2,350)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		8	78
1.5	Interest and other costs of finance paid		(3)	(15)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		137	140
	Legal Expenses		(143)	(529)
	Travel Expenses		(75)	(512)
	Net operating cash flows		(1,256)	(5,905)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(1,256)	(5,905)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(84)	(829)
	(d) physical non-current assets	(42)	(100)
	(e) other non-current assets		
	- Capitalised R & D Costs	(529)	(2,177)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	6	6
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(649)	(3,100)
1.14	**Total operating and investing cash flows**	(1,905)	(9,005)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	7,287	13,073
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(9)	(36)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Share Issue costs	(92)	(379)
	Net financing cash flows	7,186	12,658
	Net increase (decrease) in cash held	5,281	3,653
1.21	Cash at beginning of quarter/year to date	974	2,602
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	6,255	6,255

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	69
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a)	directors & committee fees to non-executive directors	58
(b)	fees for professional services rendered	11

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	374
3.2	Credit standby arrangements - various	350	123

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	5,165	144
4.2 Deposits at call	1,090	830
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	6,255	974

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................ Date: 31 July 2003
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.


ASX


Looking for a smarter way to trade?
CLICK FOR A DEMO












Commitments Test Entity - Third Quarter Report

Document date: Wed 30 Apr 2003 **Published:** Wed 30 Apr 2003 19:21:48
Document No: 203750 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Third Quarter Report

NORWOOD ABBEY LIMITED 2003-04-30 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Norwood Abbey Ltd [ASX:NAL] is pleased to provide its Appendix 4C "Quarterly report for entities admitted on the basis of commitments" and a commentary on the current status of operations and finances.

As has previously been advised, the company's initial projects have now successfully completed primary research and development milestones. As a result of achieving these milestones, it is expected ongoing future expenditure will reduce substantially. The Company remains committed to its strategy developing its technologies to the stage where development projects can be either partnered or licensed.

Norwood's focus in 2003 is the commercialisation of its projects.

During the third quarter, the company closed a small private capital raising and a share purchase raising in excess of $1.5 million. The company also raised $425,000 via the issue of $4.255 million partly paid shares - paid to 10%. Upon entering this arrangement, the completion date was expected April 18th 2003. Following a request from the investors for an extension of time for the payment of balance of funds, the Company granted this extension on the basis that all funds would be received in course of May 2003.

For further information, please contact:

Peter Hansen
EXECUTIVE CHAIRMAN
(61 3) 9782 7333

Bernie Romanin
DIRECTOR OF MARKETING
(61 3) 9782 7333

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ABN
20 085 162 456

Quarter ended ("current quarter")
31/03/2003

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities		Current Quarter AUD'000	Year to date (9 months) AUD'000
1.1	Receipts from customers	-	18
1.2	Payments for		
	(a) staff costs	(667)	(2,061)
	(b) advertising & marketing	-	-
	(c) research & development	-	-
	(d) leased assets	-	(1)
	(e) other working capital	(391)	(1,841)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	8	69
1.5	Interest and other costs of finance paid	(5)	(12)
1.6	Income taxes paid	-	-
1.7	Other		
	- Contract settlement	-	-
	- Legal expenses	(74)	(386)
	- Travel expenses	(132)	(437)
1.8	Net Operating Cash Flows	(1,261)	(4,651)
Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-

		Current quarter	Year to date
	(b) equity investments	-	-
	(c) intellectual property	(87)	(745)
	(d) physical non-current assets	(7)	(57)
	(e) other non-current assets		
	- capitalised R&D costs	(328)	(1,647)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(422)	(2,449)
1.14	Total operating and investing cash flows	(1,683)	(7,100)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,454	5,786
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(9)	(27)
1.19	Dividends paid	-	-
1.20	Other	-	-
	- share issue costs	(2)	(287)
	Net financing cash flows	1,443	5,472
	Net increase (decrease) in cash held	(240)	(1,628)
1.21	Cash at beginning of quarter/ year to date	1,214	2,602
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	974	974

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

	Current Quarter AUD'000
1.24 Aggregate amount of payments to the parties included in item 1.2	55
1.25 Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a) directors & committee fees to non-executive directors	43
(b) fees for professional services rendered	12

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position.
(See AASB 1026 paragraph 12.2)

	Amount available AUD'000	Amount used AUD'000
3.1 Loan facilities - guarantee facility for lease over premises	374	374
3.2 Credit standby arrangements - various	350	135

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter AUD'000	Previous quarter AUD'000
4.1 Cash on hand and at bank	144	128
4.2 Deposits at call	830	1,086
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	974	1,214

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view

of the matters disclosed.

J Bell
COMPANY SECRETARY   Date: 30/04/2003


GLOSSARY


SITE MAP


SITE SEARCH


ASX
Getting started
Find out about...
Looking for a smarter way to trade?
CLICK FOR A DEMO
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY

Commitments Test Entity - Second Quarter Report

Document date: Fri 31 Jan 2003 **Published:** Mon 03 Feb 2003 08:29:57
Document No: 200505 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Second Quarter Report

NORWOOD ABBEY LIMITED 2003-01-31 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

* FDA clearance opens market for US revenues to commence this year

* Future product development expenditures to reduce substantially

* Company working toward early completion of Immunology Project commercial partnership

* Transfer of Immunology Project into separate entity progressing to plan

* Microneedle base research completed as per MIT research plan

* Initial commercial enquiries received for Needle-less Injection System

Norwood Abbey Ltd (ASX: NAL) is pleased to provide its Appendix 4C "Quarterly report for entities admitted on the basis of commitments" and a commentary on the current status of operations and finances.

OVERVIEW & FUNDING

Norwood is now entering the exciting marketing phase of its Laser Project with local anaesthetics. FDA clearance in January has enabled the company to finalise its US marketing plan and prepare for market launch. The company expects to generate substantial revenues in this current calendar year. Plans for marketing the laser/local anaesthetics project in the European market are being actioned. Additionally, discussions for other laser drug delivery applications are progressing very well.

The company's initial projects have now successfully completed their primary research and development milestones. As a result of achieving these milestones, it is expected that ongoing future expenditure will reduce substantially. The Company remains committed to its strategy of developing its technologies to the stage where development projects can be either partnered or licensed.

Norwood's focus in 2003 is the commercialisation of its projects.

The Company recently stated that it would require $8 million before becoming cashflow positive on a month-to-month basis. An initial placement of approximately $1 million is expected to close within days and as was advised earlier this year, the Board of Directors has undertaken to offer shareholders the opportunity to participate in a Share Purchase Plan. Documentation for the Share Purchase Plan is expected to be distributed to shareholders during February 2003.

The current status of Norwood's projects are as follows:

* LAD

Receipt of FDA clearance for the Company's laser device is a very significant milestone toward the company being cashflow positive and profitable. The Company and its pharmaceutical partner Ferndale Laboratories are confident that revenues from joint commercial sales of the laser device, disposable tip and anaesthetic will commence in calendar 2003. Additionally Norwood will be finalising its manufacturing partnering arrangements by mid-February which are aimed at achieving minimal working capital requirements.

* IMMUNOLOGY

The Company is continuing to work toward completion of a commercial partnership for the Immunology Project. The company announced at it's AGM in November 2002 that it intended to seek a listing on an international exchange for the project. The company is currently exploring the various alternatives with a view to attaining a more

realistic valuation for shareholders and outside funding specifically for the project.

* MICRONEEDLES

This project has reached it's research milestones under the sponsored research agreement between the company and Massachusetts Institute of Technology (MIT). The project is now ready to transfer into the product development phase. The Company is currently exploring partnership and/or joint venture opportunities.

* NEEDLE-LESS INJECTION SYSTEM

Following the announcement of successful proof of concept for this technology, the Company has received several expressions of interest from pharmaceutical and medical device companies. The Company is currently exploring these partnership and/or joint venture opportunities.

Norwood expects that its commercialisation and further development strategies will reduce the annual cost of operations to between $5 to $6 million. Norwood seeks to enter partnering arrangements on a project-by-project basis to meet any future major clinical trial or product development costs. The Company's current liabilities declined significantly in the course of last three months

The $20 million GEM equity line facility continues to be available to Norwood.

For further information, please contact:

Peter Hansen	Bernie Romanin
EXECUTIVE CHAIRMAN	DIRECTOR OF MARKETING
(61 3) 9782 7333	(61 3) 9782 7333

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ABN	Quarter ended ("current quarter")
20 085 162 456	31/12/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (6 months) AUD'000
1.1 Receipts from customers	15	18
1.2 Payments for		
(a) staff costs	(606)	(1,284)
(b) advertising & marketing	-	-
(c) research & development	-	-
(d) leased assets	-	(1)
(e) other working capital	(1,212)	(1,564)
1.3 Dividends received	-	-
1.4 Interest and other items of a similar nature received	28	59
1.5 Interest and other costs of finance paid	(4)	(7)
1.6 Income taxes paid	-	-
1.7 Other Contract Settlement	-	-
Legal Expenses	(170)	(312)
Travel Expenses	(116)	(301)
1.8 Net Operating Cash Flows	(2,065)	(3,392)
Cash flows related to investing activities		
1.9 Payment for acquisition of:		
(a) businesses (item 5)	-	-
(b) equity investments	-	-
(c) intellectual property	(633)	(659)
(d) physical non-current assets	(7)	(50)
(e) other non-current assets		
- Capitalised R & D Costs	(841)	(1,316)
1.10 Proceeds from disposal of:		
(a) businesses (item 5)	-	-
(b) equity investments	-	-
(c) intellectual property	-	-
(d) physical non-current assets	-	-
(e) other non-current assets	-	-
1.11 Loans to other entities	-	-
1.12 Loans repaid by other entities	-	-
1.13 Other (provide details if material)	-	-
Net investing cash flows	(1,481)	(2,025)

1.14	Total operating and investing cash flows	(3,546)	(5,417)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	200	4,332
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(9)	(18)
1.19	Dividends paid	-	-
1.20	Other Share Issue costs	(108)	(285)
	Net financing cash flows	83	4,029
	Net increase (decrease) in cash held	(3,463)	(1,388)
1.21	Cash at beginning of quarter/ year to date	4,677	2,602
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	1,214	1,214

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

		Current Quarter AUD'000
1.24	Aggregate amount of payments to the parties included in item 1.2	66
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions	

Payments include:

(a)	directors & committee fees to non-executive directors	46
(b)	fees for professional services rendered	20

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position.
(See AASB 1026 paragraph 12.2)

		Amount available AUD'000	Amount used AUD'000
3.1	Loan facilities		
	Guarantee facility for Lease over Premises	374	374
3.2	Credit standby arrangements	350	147

RECONCILIATION OF CASH

	Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter AUD'000	Previous quarter AUD'000
4.1	Cash on hand and at bank	128	601
4.2	Deposits at call	1,086	4,076
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,214	4,677

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

J Bell
COMPANY SECRETARY Date: 31/01/2003

TOP OF PAGE



GLOSSARY



SITE MAP



SITE SEARCH

Commitments Test Entity - First Quarter Report

Document date: Thu 31 Oct 2002 **Published:** Thu 31 Oct 2002 09:40:34
Document No: 197146 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - First Quarter Report

NORWOOD ABBEY LIMITED 2002-10-31 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ABN
20 085 162 456

Quarter ended ("current quarter")
30/09/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (3 months) AUD'000
1.1 Receipts from customers	3	3
1.2 Payments for		
(a) staff costs	(678)	(678)
(b) advertising & marketing	-	-
(c) research & development	-	-
(d) leased assets	(1)	(1)
(e) other working capital	(352)	(352)

1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	31	31
1.5	Interest and other costs of finance paid	(3)	(3)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Contract Settlement	-	-
	Legal Expenses	(142)	(142)
	Travel Expenses	(185)	(185)
1.8	Net Operating Cash Flows	(1,327)	(1,327)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(26)	(26)
	(d) physical non-current assets	(42)	(42)
	(e) other non-current assets		
	- Capitalised R&D Costs	(475)	(475)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(543)	(543)
1.14	Total operating and investing cash flows	(1,870)	(1,870)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	4,132	4,132
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(9)	(9)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Share Issue costs	(178)	(178)

	Net financing cash flows	3,945	3,945
	Net increase (decrease) in cash held	2,075	2,075
1.21	Cash at beginning of quarter/ year to date	2,602	2,602
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	4,677	4,677

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

		Current Quarter AUD'000
1.24	Aggregate amount of payments to the parties included in item 1.2	29
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions	

Payments include:

(a)	directors fees to non-executive directors	27
(b)	fees for professional services rendered	2

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position.
(See AASB 1026 paragraph 12.2)

		Amount available AUD'000	Amount used AUD'000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	374
3.2	Credit standby arrangements - various	350	159

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter AUD'000	Previous quarter AUD'000
4.1	Cash on hand and at bank	601	222
4.2	Deposits at call	4,076	2,380
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	4,677	2,602

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-

5.4 Total net assets	-	-
5.5 Nature of business	-	-

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

J Bell
COMPANY SECRETARY Date: 31/10/2002


TOP OF PAGE

GLOSSARY

SITE MAP

SITE SEARCH


ASX

Getting started

Find out about...


Looking for a smarter way to trade?









HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX

SITE SEARCH SITE MAP GLOSSARY

Commitments Test Entity - Fourth Quarter Report

Document date: Wed 31 Jul 2002 **Published:** Wed 31 Jul 2002 09:53:45
Document No: 192888 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Fourth Quarter Report

NORWOOD ABBEY LIMITED 2002-07-31 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ACN or ARBN: 20 085 162 456

Quarter ended ("current quarter"): 30/06/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (12 months) AUD'000
1.1 Receipts from customers	-	-
1.2 Payments for		
(a) staff costs	(617)	(2,246)
(b) advertising & marketing	(8)	(417)
(c) research & development	-	-
(d) leased assets	(13)	(50)
(e) other working capital	(86)	(1,076)

1.3	Dividends received	-	1
1.4	Interest and other items of a similar nature received	30	369
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	- Contract Settlement	-	(870)
	- Legal Expenses	(157)	(553)
	- Travel Expenses	(179)	(910)
1.8	Net Operating Cash Flows	(1,030)	(5,752)
Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(34)	(1,175)
	(d) physical non-current assets	(15)	(233)
	(e) other non-current assets - Capitalised R & D Costs	(1,529)	(6,355)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,578)	(7,763)
1.14	Total operating and investing cash flows	(2,608)	(13,515)
Cash flows related to financing activities			
1.15	Proceeds from issues of shares, options, etc.	1,400	1,401
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-

	Net financing cash flows	1,400	1,401
	Net increase (decrease) in cash held	(1,208)	(12,114)
1.21	Cash at beginning of quarter/ year to date	3,810	14,716
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	2,602	2,602

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

		Current Quarter AUD'000
1.24	Aggregate amount of payments to the parties included in item 1.2	44
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors fees to non-executive directors 30
(b) fees for professional services rendered 14

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position.

		Amount available AUD'000	Amount used AUD'000
3.1	Loan facilities - Guarantee facility for Lease over Premises	374	374
3.2	Credit standby arrangements - various	350	172

RECONCILIATION OF CASH

	Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter AUD'000	Previous quarter AUD'000
4.1	Cash on hand and at bank	222	105
4.2	Deposits at call	2,380	3,705
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2,602	3,810

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

		Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	-	-
5.2	Place of incorporation or registration	-	-
5.3	Consideration for acquisition or disposal	-	-
5.4	Total net assets	-	-

5.5 Nature of business	-	-

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

J Bell
COMPANY SECRETARY Date: 31/07/2002

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH




Getting started
Find out about...
ASX

SITE SEARCH
SITE MAP
GLOSSARY


HOME


MARKET STATISTICS


COMPANY RESEARCH


ASX MARKETS


ASX SHAREHOLDER INFORMATION


FLOATS


INVESTOR EDUCATION




ABOUT ASX

Correction: Commitments Test Entity - Third Quarter Report

Document date: Tue 30 Apr 2002 **Published:** Wed 01 May 2002 10:26:59
Document No: 189758 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Third Quarter Report

NORWOOD ABBEY LIMITED 2002-04-30 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

Project development milestones achieved
Future development expenditures to reduce substantially
$20 million equity line facility finalised

Norwood Abbey Ltd (ASX:NAL) is pleased to provide its Appendix C "Quarterly report for entities admitted on the basis of commitments" and a commentary on the current status of operations and finances.

OVERVIEW & FUNDING

* Norwood has achieved significant research and development milestones on its four projects during the quarter. These have been reported in previous ASX releases.

* Expenditures for the quarter ended 31 March 2002 were below the previous quarter. This trend is expected to continue as the company's projects either complete their development phases or are the subject of independent financing.

* Norwood expects that its commercialisation and further development strategies will reduce the annual cost of operations to around $4

million by July 2002. Norwood seeks to enter partnering arrangements on a project-by-project basis to meet any future major clinical trial or product development costs.

* Norwood's focus during the remainder of 2002 will be the commercialisation of its projects.

* The completion of the $20 million GEM equity line facility provides Norwood with one option for delivering further funding, should it be required.

For further information, please contact:

Peter Hansen
EXECUTIVE CHAIRMAN
(61 3) 9782 7333

Bernie Romanin
DIRECTOR OF MARKETING
(61 3) 9782 7333

MORE TO FOLLOW

TOP OF PAGE


abc

GLOSSARY



SITE MAP



SITE SEARCH


Getting started
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Correction: Commitments Test Entity - Third Quarter Report

Document date: Tue 30 Apr 2002 **Published:** Wed 01 May 2002 11:57:40
Document No: 189758 **Document part:** B
Market Flag: Y
Classification: Commitments Test Entity - Third Quarter Report

NORWOOD ABBEY LIMITED 2002-04-30 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES ADMITTED
ON THE BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ABN 20 085 162 456

Quarter ended ("current quarter")
31/03/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (9 months) AUD'000
1.1 Receipts from customers	-	-
1.2 Payments for		
(a) staff costs	(564)	(1,620)
(b) advertising & marketing	(164)	(409)
(c) research & development	-	-
(d) leased assets	(15)	(37)
(e) other working capital	(355)	(997)

1.3	Dividends received	-	1
1.4	Interest and other items of a similar nature received	61	339
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Contract Settlement	-	(870)
	Legal Expenses	(148)	(396)
	Travel Expenses	(232)	(731)
1.8	Net Operating Cash Flows	(1,417)	(4,720)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(386)	(1,142)
	(d) physical non-current assets	(15)	(218)
	(e) other non-current assets		
	- Capitalised R & D Costs	(1,392)	(4,828)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,793)	(6,187)
1.14	Total operating and investing cash flows	(3,210)	(10,907)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1	1
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-

	Net financing cash flows	1	1
	Net increase (decrease) in cash held	(3,209)	(10,906)
1.21	Cash at beginning of quarter/ year to date	7,019	14,716
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	3,810	3,810

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

		Current Quarter AUD'000
1.24	Aggregate amount of payments to the parties included in item 1.2	42
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a)	directors fees to non-executive directors	20
(b)	fees for professional services rendered	22

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position.

		Amount available AUD'000	Amount used AUD'000
3.1	Loan facilities (Guarantee facility for Lease over Premises)	374	374
3.2	Credit standby arrangements - various	350	186

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter AUD'000	Previous quarter AUD'000
4.1	Cash on hand and at bank	105	267
4.2	Deposits at call	3,705	6,752
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	3,810	7,019

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-

5.5 Nature of business - -

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptance to ASX.

2. This statement does give a true and fair view of the matters disclosed.

J Bell
COMPANY SECRETARY Date: 30/04/2002

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH

















Commitments Test Entity - Second Quarter Report

Document date: Thu 31 Jan 2002 **Published:** Thu 31 Jan 2002 19:46:52
Document No: 186669 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Second Quarter Report

NORWOOD ABBEY LIMITED 2002-01-31 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
KEY POINTS:

- Funding - A$20 million Equity Line Facility

- Laser Project aimed at Market Entry in 2002

- Immunology - Discussions re External Funding

- Micro-needles - Working Prototype Developed

Norwood Abbey Limited (ASX:'NAL') is pleased to provide to the market it's Appendix 4C 'Quarterly report for entities admitted on the basis of commitments' and a commentary on the current status of operations for the company.

Expenditure for the quarter was slightly higher than the previous quarter for reasons associated with the completion of the clinical trials for the LAD and significant developments in the Immunology and Microneedle projects. Additionally, there was a significant 'one-off' expense associated with the revision of the Company's strategy so as to focus on product development rather than fundamental research.

FUNDING

As released earlier today, the Company has signed a terms sheet and entered the final stages of negotiations with regard to an equity line facility for a term of three years. Under the terms of the proposed facility, Global Emerging Markets ("GEM") will commit to subscribe for new equity in Norwood up to a total amount of $20 million. The draw down process is entirely at Norwood's discretion, with no minimum draw down requirements.

LAD PROJECT

Norwood is currently finalising the negotiation of a definitive agreement with Ferndale Laboratories, Inc. Subject to regulatory approval, Ferndale anticipates entering the North American market in the second half of 2002. It is anticipated that under the Ferndale agreement, Norwood and Ferndale will agree on minimum production quantities for the next five years. Marketing, manufacturing and regulatory strategies are currently being finalized in association with Ferndale.

IMMUNOLOGY PROJECT

In line with our strategy announced on 29 November 2001, the company is well advanced in discussions with a number of parties who have expressed an interest in providing funding for all aspects concerning the development of the project, including new and ongoing clinical trials.

CONTROLLED DELIVERY "MICRONEEDLE" PROJECT

Given the development of a bench level working prototype of the Controlled Delivery "Microneedle" device, the company is currently evaluating the possible appointment of a North American project manager to co-ordinate the development of relationships with pharmaceutical companies, as well as oversee the product development and regulatory process.

For further information, please contact:

Peter Hansen
CHAIRMAN & CEO
(03) 9782 7333

Bernie Romanin
DIRECTOR OF MARKETING
(03) 9782 7333

MORE TO FOLLOW

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX

Getting started

Find out about...


HOME


MARKET STATISTICS


COMPANY RESEARCH


ASX MARKETS


ASX SHAREHOLDER INFORMATION


FLOATS


INVESTOR EDUCATION


ABOUT ASX



SITE SEARCH

SITE MAP

GLOSSARY

Commitments Test Entity - Second Quarter Report

Document date: Thu 31 Jan 2002 **Published:** Thu 31 Jan 2002 19:57:08
Document No: 186669 **Document part:** B
Market Flag: Y
Classification: Commitments Test Entity - Second Quarter Report

NORWOOD ABBEY LIMITED 2002-01-31 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ACN or ARBN: 20 085 162 456

Quarter ended ("current quarter"): 31/12/2001

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (6 months) AUD'000
1.1 Receipts from customers	-	-
1.2 Payments for		
(a) staff costs	(545)	(1,055)
(b) advertising & marketing	(218)	(239)
(c) research & development	-	-
(d) leased assets	(14)	(21)
(e) other working capital	(328)	(679)

1.3	Dividends received	1	1
1.4	Interest and other items of a similar nature received	106	278
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Contract Settlement	(870)	(870)
	Legal Expenses	(97)	(248)
	Travel Expenses	(262)	(498)
1.8	Net Operating Cash Flows	2,227	3,331
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(329)	(750)
	(d) physical non-current assets	(65)	(202)
	(e) other non-current assets		
	- Capitalised R & D Costs	(2,069)	(3,414)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(2,463)	(4,366)
1.14	Total operating and investing cash flows	(4,690)	(7,697)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	-	-

Net increase (decrease) in cash held	(4,690)	(7,697)
1.21 Cash at beginning of quarter/ year to date	11,709	14,716
1.22 Exchange rate adjustments to item 1.20	-	-
1.23 Cash at end of quarter	7,019	7,019

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

	Current Quarter AUD'000
1.24 Aggregate amount of payments to the parties included in item 1.2	74
1.25 Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a) directors fees to non-executive directors	22
(b) fees for professional services rendered	52

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

FINANCING FACILITIES AVAILABLE

Add notes as necessary for an understanding of the position.

	Amount available AUD'000	Amount used AUD'000
3.1 Loan facilities (Guarantee facility for Lease over Premises)	374	-
3.2 Credit standby arrangements - various	350	115

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter AUD'000	Previous quarter AUD'000
4.1 Cash on hand and at bank	267	106
4.2 Deposits at call	6,752	11,603
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	7,019	11,709

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	-	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

J Bell
DIRECTOR/COMPANY SECRETARY Date: 31/07/2002


GLOSSARY


SITE MAP


SITE SEARCH


ASX

Commitments Test Entity - First Quarter Report

Document date: Wed 31 Oct 2001 **Published:** Wed 31 Oct 2001 18:00:12
Document No: 183290 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - First Quarter Report

NORWOOD ABBEY LIMITED 2001-10-31 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ACN or ARBN: 20 085 162 456
Quarter ended ("current quarter"): 30/09/2001

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (3 months) AUD'000
1.1 Receipts from customers	-	-
1.2 Payments for		
(a) staff costs	(469)	(469)
(b) advertising & marketing	(5)	(5)
(c) research & development	-	-
(d) leased assets	(7)	(7)
(e) other working capital	(775)	(775)

1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	172	172
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
1.8	Net Operating Cash Flows	(1,084)	(1,084)
Cash flows related to investing activities			
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(421)	(421)
	(d) physical non-current assets	(137)	(137)
	(e) other non-current assets	(1,365)	(1,365)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,923)	(1,923)
1.14	Total operating and investing cash flows	(3,007)	(3,007)
Cash flows related to financing activities			
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	0	0
	Net increase (decrease) in cash held	(3,007)	(3,007)

1.21	Cash at beginning of quarter/ year to date	14,716	14,716
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	Cash at end of quarter	11,709	11,709

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

		Current Quarter AUD'000
1.24	Aggregate amount of payments to the parties included in item 1.2	38
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors Fees $22,500
Professional Fees $15,400

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

	Amount available	Amount used

		AUD'000	AUD'000
3.1	Loan facilities	374	-
3.2	Credit standby arrangements	350	135

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter AUD'000	Previous quarter AUD'000
4.1 Cash on hand and at bank	106	106
4.2 Deposits at call	11,603	11,603
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	11,709	11,709

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law

or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

_

DIRECTOR/COMPANY SECRETARY Date: -


abc
GLOSSARY


SITE MAP


SITE SEARCH



ASX
Getting started
Find out about...


Looking for a smarter way to trade?
CLICK FOR A DEMO








HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX

SITE SEARCH

SITE MAP

GLOSSARY

Commitments Test Entity - Fourth Quarter Report

Document date: Tue 31 Jul 2001 **Published:** Tue 31 Jul 2001 16:35:21
Document No: 179275 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Fourth Quarter Report

NORWOOD ABBEY LIMITED 2001-07-31 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ACN or ARBN: 085 162 456
Quarter ended ("current quarter"): 30/06/2001

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (12 months) AUD'000
1.1 Receipts from customers	-	-
1.2 Payments for		
(a) staff costs	(458)	(1,780)
(b) advertising & marketing	(65)	(112)
(c) research & development	-	-
(d) leased assets	(10)	(51)
(e) other working capital	(307)	(1,539)

1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	193	1,255
1.5	Interest and other costs of finance paid	-	(2)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
1.8	Net Operating Cash Flows	(647)	(2,229)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(1)	(7)
	(c) intellectual property	(450)	(871)
	(d) physical non-current assets	(117)	(1,322)
	(e) other non-current assets	(2,192)	(8,944)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	3	3
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(2,757)	(11,141)
1.14	Total operating and investing cash flows	(3,404)	(13,370)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	30,000
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	(2,430)
	Net financing cash flows	-	27,570
	Net increase (decrease) in cash held	(3,404)	14,200

1.21 Cash at beginning of quarter/ year to date	18,179	575
1.22 Exchange rate adjustments to item 1.20	-	-
1.23 Cash at end of quarter	14,775	14,775

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

	Current Quarter AUD'000
1.24 Aggregate amount of payments to the parties included in item 1.2	-
1.25 Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

-

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

	Amount available AUD'000	Amount used AUD'000

3.1	Loan facilities	-	-
3.2	Credit standby arrangements	440	138

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter AUD'000	Previous quarter AUD'000
4.1	Cash on hand and at bank	-	174
4.2	Deposits at call	14,844	18,005
4.3	Bank overdraft	(69)	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	14,775	18,179

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which

comply with accounting standards as defined in the Corporations Law
or other standards acceptable to ASX.

2. This statement does give a true and fair view
of the matters disclosed.

\-

DIRECTOR/COMPANY SECRETARY Date:


abc






ASX









HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY

Commitments Test Entity - Third Quarter Report

Document date: Mon 30 Apr 2001 **Published:** Mon 30 Apr 2001 20:21:47
Document No: 176142 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Third Quarter Report

NORWOOD ABBEY LIMITED 2001-04-30 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ACN or ARBN	Quarter ended ("current quarter")
085 162 456	31/03/2001

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (9 months) AUD'000

1.1	Receipts from customers	-	-
1.2	Payments for		
	(a) staff costs	(471)	(1,322)
	(b) advertising & marketing	(19)	(47)
	(c) research & development	-	-
	(d) leased assets	(8)	(41)
	(e) other working capital	(227)	(1,474)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	282	1,062
1.5	Interest and other costs of finance paid	-	(2)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
1.8	Net Operating Cash Flows	(443)	(1,824)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(6)	(6)
	(c) intellectual property	(217)	(436)
	(d) physical non-current assets	(444)	(1,154)
	(e) other non-current assets	(2,651)	(6,546)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(3,318)	(8,142)
1.14	Total operating and investing cash flows	(3,761)	(9,966)

Cash flows related to financing activities		
1.15 Proceeds from issues of shares, options, etc.	-	30,000
1.16 Proceeds from sale of forfeited shares	-	-
1.17 Proceeds from borrowings	-	-
1.18 Repayment of borrowings	-	-
1.19 Dividends paid	-	-
1.20 Other - Payment for Capital Raising Costs	(90)	(2,430)
Net financing cash flows	(90)	27,570
Net increase (decrease) in cash held	(3,851)	17,604
1.21 Cash at beginning of quarter/ year to date	22,030	575
1.22 Exchange rate adjustments to item 1.20	-	-
1.23 Cash at end of quarter	18,179	18,179

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

	Current Quarter AUD'000
1.24 Aggregate amount of payments to the parties included in item 1.2	-
1.25 Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payment of debts incurred by subsidiary in the normal course of operations.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

	Amount available AUD'000	Amount used AUD'000
3.1 Loan facilities	-	-
3.2 Credit standby arrangements	440	138

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter AUD'000	Previous quarter AUD'000
4.1 Cash on hand and at bank	174	37
4.2 Deposits at call	18,005	21,993
4.3 Bank overdraft	-	-

4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	18,179	22,030

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration	N/A	N/A
5.3 Consideration for acquisition or disposal	N/A	N/A
5.4 Total net assets	N/A	N/A
5.5 Nature of business	N/A	N/A

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

DIRECTOR/COMPANY SECRETARY Date:

For best results when printing announcements, select landscape rather than portrait as

your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE GLOSSARY


SITE MAP


SITE SEARCH


ASX









HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY

Commitments Test Entity - Second Quarter Report

Document date: Thu 25 Jan 2001 **Published:** Thu 25 Jan 2001 17:03:53
Document No: 172509 **Document part:** A
Market Flag: Y
Classification: Commitments Test Entity - Second Quarter Report

NORWOOD ABBEY LIMITED 2001-01-25 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 4C
QUARTERLY REPORT FOR ENTITIES
ON BASIS OF COMMITMENTS

Name of entity
Norwood Abbey Limited

ACN or ARBN	Quarter ended ("current quarter")
085 162 456	31/12/2000

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities	Current Quarter AUD'000	Year to date (6 months) AUD'000

1.1	Receipts from customers	-	-
1.2	Payments for		
	(a) staff costs	(385)	(840)
	(b) advertising & marketing	(12)	(24)
	(c) research & development	-	-
	(d) leased assets	(12)	(32)
	(e) other working capital	(198)	(425)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	354	780
1.5	Interest and other costs of finance paid	(1)	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
1.8	Net Operating Cash Flows	(254)	(542)
Cash	flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	(1)	(1)
	(c) intellectual property	(465)	(671)
	(d) physical non-current assets	(390)	(666)
	(e) other non-current assets	(2,295)	(3,982)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	(19)	(189)
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(3,170)	(5,509)
1.14	Total operating and investing cash flows	(3,424)	(6,051)

Cash flows related to financing activities		
1.15 Proceeds from issues of shares, options, etc.	-	30,000
1.16 Proceeds from sale of forfeited shares	-	-
1.17 Proceeds from borrowings	-	-
1.18 Repayment of borrowings	-	-
1.19 Dividends paid	-	-
1.20 Payment for Capital Raising Costs	(37)	(2,340)
Net financing cash flows	(37)	27,660
Net increase (decrease) in cash held	(3,461)	21,609
1.21 Cash at beginning of quarter/ year to date	25,646	575
1.22 Exchange rate adjustments to item 1.20	-	-
1.23 Cash at end of quarter	22,185	22,185

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

	Current Quarter AUD'000
1.24 Aggregate amount of payments to the parties included in item 1.2	-
1.25 Aggregate amount of loans to the parties included in item 1.11	(19)

1.26 Explanation necessary for an understanding of the transactions

Payment of debts incurred by subsidiary in the normal course of operations.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

		Amount available AUD'000	Amount used AUD'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	440	138

RECONCILIATION OF CASH

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter AUD'000	Previous quarter AUD'000
4.1	Cash on hand and at bank	850	321
4.2	Deposits at call	21,335	25,325
4.3	Bank overdraft	-	-

4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	22,185	25,646

ACQUISITIONS AND DISPOSALS OF BUSINESS ENTITIES

	Acquisitions (item 1.9(a))	Disposals (Item 1.10(a))
5.1 Name of entity	-	N/A
5.2 Place of incorporation or registration	N/A	N/A
5.3 Consideration for acquisition or disposal	N/A	N/A
5.4 Total net assets	N/A	N/A
5.5 Nature of business	N/A	N/A

COMPLIANCE STATEMENT

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

P J Hansen
DIRECTOR/COMPANY SECRETARY Date: 25/01/2001

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


abc

GLOSSARY



SITE MAP SITE SEARCH

NORWOOD ABBEY LTD

Notice of Meeting

12 October 2001

Dear Shareholder

I am pleased to enclose the 2001 Notice of Annual General Meeting and accompanying Information Booklet. The Information Booklet sets out certain information for the shareholders, including a proposed change in the exercise date for certain options. The 2001 Annual Report will be mailed to you in the next few days.

The Annual General Meeting of the Company is to be held at 11.00am on 14 November 2001 at ANZ Pavilion, Victorian Arts Centre, 100 St Kilda Road, Melbourne.

At the Annual General Meeting members will be asked to consider and vote on the following proposals:

1. the re-election of Mr Derek Ryan as a director of the Company;

2. the extension of the final date of exercise of certain options issued to the Transmedica shareholders at the time of completion of the acquisition of that Company; and

3. the cancellation of certain options issued to former executive directors, Dr Kevin Marchitto and Dr Stephen Flock.

The resolutions are set out in the Notice of Annual General Meeting and further details in respect of each resolution are included in the Information Booklet.

Your directors consider the proposed resolutions to be in the best interests of the Company and its shareholders and unanimously recommend that shareholders vote in favour of all resolutions.

If you unable to attend the Annual General Meeting, please complete the attached Proxy Form and return it to the Company or to the Company's Share Registry at the addresses or the facsimile numbers indicated by no later than 11:00am on 12 November 2001.

Yours faithfully
Norwood Abbey Limited

Derek Ryan
Director and Company Secreta

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

**If you are in doubt as to how to deal with it,
Please consult your financial or other professional adviser.**

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF ANNUAL GENERAL MEETING AND INFORMATION BOOKLET

Notice is given that the Annual General Meeting of Norwood Abbey Limited will be held at ANZ Pavilion, Victorian Arts Centre, 100 St Kilda Road, Melbourne on 14 November 2001 commencing at 11.00am.

NORWOOD ABBEY LIMITED
ACN 085 162 456
NOTICE OF MEETING

Notice is given that the Annual General Meeting of the members of Norwood Abbey Limited (**'Company'**) will be held **ANZ Pavilion, Victorian Arts Centre, 100 St Kilda Road,** Melbourne on 14 November 2001 at 11.00am.

BUSINESS

A. Financial Statements and Reports

To table the financial statements of the Company for the year ended 30 June 2001 and to provide the members with the opportunity to raise any issues or ask questions generally of the directors (and the auditor) concerning those financial statements or the business and operations of the Company.

B. Ordinary Resolutions

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution:

Resolution 1 - Re-election as a Director

1. That Mr Derek Ryan, a Director retiring by rotation in accordance with the Company's Constitution, being eligible and having signified his candidature for the office, be and is hereby re-elected as a Director.

Resolution 2 - Approval of extension of final exercise date

2. That the members approve the extension of the final date of exercise of the options marked class OP3 and OP4 respectively in the Register of Members, from 30 June 2002 until 2 August 2002, in accordance with the terms set out in the Information Memorandum attached to and forming part of this notice.

Resolution 3 - Approval of extension of final exercise date

3. That the members approve the extension of the final date of exercise of the options marked class OP5, OP6, OE5 and OE6 respectively in the Register of Members from 30 June 2004 until 2 August 2004, in accordance with the terms set out in the Information Memorandum attached to and forming part of this notice.

Resolution 4 - Approval of cancellation of options

4. That the members approve the cancellation of a total of 5 million options held by Dr Kevin Marchitto and Dr Stephen Flock, in accordance with the terms set out in the Information Memorandum attached to and forming part of this notice.

BY ORDER OF THE BOARD
Derek Ryan
Director and Company Secretary

12 October 2001

NOTES:

1. The further details of the resolutions contained in the Information Booklet accompanying this Notice of Annual General Meeting should be read together with and form part of this Notice of Annual General Meeting.

2. In accordance with section 1109N of the *Corporations Act*, all shares of the Company that are quoted shares at 5.00pm Melbourne time on Monday, 12 November 2001 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on 14 November 2001.

PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint a person as the member's proxy to attend and vote for the member at the meeting.

2. If a member is entitled to cast two or more votes at the meeting, they may appoint two proxies (but no more) provided that an appointment of two proxies shall have no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights aggregating no more than 100% of that member's voting rights. If the member appoints two proxies, neither proxy may vote on a show of hands.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or his or her attorney. Proxies given by corporations must be signed either under seal or under the hand of its duly authorised attorney.

5. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be lodged with the Company's Share Registry, Computershare Investor Services Proprietary Limited at GPO Box 242E, Melbourne, Victoria, 3001 or by facsimile on 61 3 9473 2555.

   Shareholders are urged to return their proxies as soon as possible. To be valid, proxies must be received by 11.00 am on 12 November 2001, being not later than 48 hours before the time for holding the meeting.

6. If the form of proxy is signed but is blank in all other material aspects, it will be taken to mean that it is in favour of the Chairperson of the Meeting for full voting rights and the Chairperson may vote as he or she thinks fit or abstain from voting.

7. A proxy form accompanies this Notice of Annual General Meeting.

VOTING EXCLUSION STATEMENTS:

Resolution 2

1. The Company will disregard any votes cast in respect of Resolution 2 by any:

   (a) person (or any associate of such a person) who is a holder of securities in the class OP3 or OP4 or any associates of any such persons; and

(b) person (or any associate of such a person) who might obtain a benefit, except a benefit solely in the capacity of a shareholder of the Company, if Resolution 2 is passed.

2. The Company need not disregard a vote if:

(a) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by any such person, if he or she is acting as Chairperson of the meeting, as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as a proxy decides.

Resolution 3

1. The Company will disregard any votes cast in respect of Resolution 3 by any:

(a) person (or any associate of such a person) who is a holder of securities in the class OP5, OP6, OE5 or OE6 or any associates of any such persons; and

(b) person (or any associate of such a person) who might obtain a benefit, except a benefit solely in the capacity of a shareholder of the Company, if Resolution 3 is passed.

2. The Company need not disregard a vote if:

(a) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by any such person, if he or she is acting as Chairperson of the meeting, as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as a proxy decides.

Resolution 4

1. The Company will disregard any votes in respect of Resolution 4 by:

(a) Dr Kevin Marchitto and Dr Stephen Flock (or any of their respective associates); and

(b) a person (or any associate of such person) who might obtain a benefit, except a benefit solely in the capacity of a shareholder of the Company, if Resolution 4 is passed.

2. The Company need not disregard a vote if:

(a) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by any such person, if he or she is acting as Chairperson of the meeting, as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as a proxy decides.

NORWOOD ABBEY LIMITED
ACN 085 162 456

FORM OF PROXY

The Secretary
Norwood Abbey Limited
C/- Computershare Investor Services Proprietary
Limited
GPO Box 242E
MELBOURNE VIC 3001

I/We ....
(please print)

of ....
(please print)

being a member(s) of Norwood Abbey Limited appoint:

Name of Proxy ....

Address of Proxy ....

or, in his/her absence, the Chairperson of the meeting as my/our proxy to vote on my/our behalf at the Annual General Meeting of Norwood Abbey Limited to be held at 11:00 am on 14 November 2001 and at any adjournment of that meeting.

If you have appointed two proxies you must specify what proportion of your voting rights each proxy is to represent.

Directing your Proxy

If you want to direct your proxy how to vote, please indicate with an 'X' how you wish your vote to be cast.

If you do not direct your proxy how to vote on a resolution, your proxy may vote as he/she thinks fit.

The resolutions are numbered as in the notice of meeting.

	Ordinary Resolutions	**For**	**Against**	**Abstain**
1.	To re-elect Mr Derek Ryan as a Director.	⊖	⊖	⊖
2.	To extend the final exercise date for OP3 class and OP4 class options.	⊖	⊖	⊖
3.	To extend the final exercise date for OP5 class, OP6 class, OE5 class and OE6 class options.	⊖	⊖	⊖
4.	To cancel 5 million options held by Dr Kevin Marchitto and Dr Stephen Flock.	⊖	⊖	⊖

This proxy must be signed by each member (or the member's attorney) to which this proxy relates. Proxies given by a company must be signed either under seal or by a duly authorised attorney.

Dated:

COMMON SEAL	SIGNATURE(S)	NAME (print)

To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or a certified copy) must be lodged with the Company's Share Registry, Computershare Investor Services Pty Ltd:

(a) at GPO Box 242E, Melbourne, Victoria, 3001; or

(b) by facsimile to Computershare Investor Services Pty Ltd on fax number 61 3 9473 2555.

Shareholders are urged to return their proxies as soon as possible. To be valid, proxies must be received by 11.00am on 12 November 2001, being not later than 48 hours before the time for holding the meeting.

In accordance with section 1109N of the *Corporations Act*, all securities of the Company that are quoted securities at 5.00 pm Melbourne time on 12 November 2001 are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the Annual General Meeting on 14 November 2001.

Notes:

1. **A member entitled to attend and vote at the meeting has the right to appoint a person as the member's proxy to attend and vote for the member at the meeting.**

2. **If a member is entitled to cast two or more votes at the meeting, they may appoint two proxies (but no more) provided that an appointment of two proxies shall have no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights aggregating no more than 100% of that member's voting rights. If the member appoints two proxies, neither proxy may vote on a show of hands.**

3. **A proxy need not be a member of the Company.**

4. **The proxy form must be signed by the member or his or her attorney. Proxies given by corporations must be signed either under seal or under the hand of its duly authorised attorney.**

5. **If the form of proxy is signed but is blank in all other material aspects, it will be taken to mean that it is in favour of the Chairperson of the Meeting for full voting rights and the Chairperson may vote as he or she thinks fit or abstain from voting.**

6. **It is permissible to forward your form of proxy by facsimile.**

NORWOOD ABBEY LIMITED
ACN 085 162 456

INFORMATION FOR SHAREHOLDERS

PURPOSE OF INFORMATION

This information is given to shareholders in relation to the resolutions to be considered at the Annual General Meeting of the Company to be held on 14 November 2001 at 11.00am.

Definitions

In this Explanatory Memorandum the following terms have the following meanings:

'ASIC' means Australian Securities & Investments Commission.

'ASX' means Australian Stock Exchange Limited.

'Board' means board of Directors.

'Company' means Norwood Abbey Limited ACN 085 162 456.

'Constitution' means the Constitution of the Company.

'Director' means a director of the Company from time to time.

'Executive Options' means options to acquire:

(a) 1,250,000 Shares exercisable at any time prior to 31 December 2004 at an exercise price of $1;

(b) 1,250,000 Shares exercisable at any time prior to 31 December 2004 at an exercisable price of $1.50;

(c) 1,250,000 Shares exercisable at any time prior to 31 December 2004 at an exercisable price of 2; and

(d) 1,250,000 Shares exercisable at any time prior to 31 December 2004 at an exercisable price of $2.50,

and marked class E11, E12, E13 and E14 respectively in the Company's Register of Members.

'Exercise Price' means the amount payable per Share on the exercise of an Option.

'Listing Rules' means the official listing rules of ASX from time to time.

'Notice of Meeting' means the notice of Annual General Meeting dated 12 October 2001 referred to in and which accompanies this Information Booklet.

'Resolution' means a resolution referred to in the Notice of Meeting.

'Share' means an ordinary share in the capital of the Company.

'Shareholders' means the holders of Shares.

'Transmedica' means Transmedica International, Inc., a United States Corporation, incorporated in the state of Delaware.

'Transmedica Options' means options to acquire:

(a) 989,852 Shares exercisable at any time prior to 30 June 2002 at an exercise price of $1.00;

(b) 989,852 Shares exercisable at any time prior to 30 June 2002 at an exercise price of $1.50;

(c) 2,373,984 Shares exercisable at any time prior to 30 June 2004 at an exercise price of $2.00; and

(d) 2,373,984 Shares exercisable at any time prior to 30 June 2004 at an exercise price of $2.50,

and marked class OP3, OP4, OP5, OP6, OE5 and OE6 respectively in the Company's Register of Members.

'Transmedica Option Holders' means the holders of Transmedica Options.

THE PROPOSALS

The Resolutions before the meeting relate to the following matters:

(b) to re-elect Mr Derek Ryan as a Director;

(c) to extend the final date for the exercise of the Transmedica Options issued to Transmedica Option Holders; and

(d) to cancel the Executive Options.

WHY THE MEETING IS BEING HELD

1. The Accounts

Pursuant to the *Corporations Act*, the directors of a public company that is required to hold an annual general meeting must table the financial statements and reports of the Company for the previous year before the members at that annual general meeting.

Shareholders will be provided with all relevant information concerning the Company's financial statements in the Annual Report of the Company for the year ended 30 June 2001. A copy of the Annual Report will be forwarded to each Shareholder. A copy of the financial statements and the associated reports will also be tabled at the meeting.

Shareholders should note that the sole purpose of tabling the financial statements of the Company at the Annual General Meeting is to provide the Shareholders with the opportunity to ask questions or discuss matters arising from the financial statements at the meeting. It is not the purpose of the meeting that the financial statements be accepted, rejected or modified in any way. Further, as it is not required by the *Corporations Act*, no resolution to adopt, receive or consider the Company's financial statements will be put to the Shareholders at the meeting.

2. Re-election of Directors

Pursuant to clause 58 of the Constitution, at each annual general meeting, one third of the Directors (or, if their number is not a multiple of 3, then the number nearest to but not exceeding one third) must retire from office. The Directors retire by rotation, with

the Directors who have been the longest in the office since being appointed or re-appointed being the Directors who must resign in any year. The Constitution ensures that no Director (except the Managing Director) is able to remain in office for longer than 3 years without facing re-election. Each Director is entitled to offer himself for re-election as a Director at the annual general meeting which coincides with his retirement. Pursuant to clause 75, the Managing Director is exempted by his office as managing director from the requirement to retire by rotation.

Mr Ryan will retire in accordance with the requirements of the Company's Constitution at the annual general meeting. As he is entitled and eligible for re-election, he seeks re-election as a Director of the Company at the meeting.

3. Extension of final date for exercise of Options

Transmedica became a subsidiary of the Company on or about 23 December 1999. The acquisition involved the shareholders of Transmedica transferring all of their Transmedica shares to the Company in consideration for the Company issuing Shares and Options to them ('**Transmedica Option Holders**').

The terms of the Options agreed to be issued at that time to the Transmedica Option Holders included expiry dates of 30 June 2002 and 30 June 2004 respectively.

Subsequently, at the time that the Company was admitted to official quotation on the Australian Stock Exchange, option certificates were prepared and dispatched to the Transmedica Option Holders. The terms issued the Options set out in the Option certificates stated that the final dates for the exercise of the Options were two years and four years respectively from the date of the Company's listing. Listing took place on 2 August 2000. Accordingly the final dates for conversion, based on the Option terms attached to the certificates, would have been 2 August 2002 and 2 August 2004 respectively.

The Option certificates issued to the Transmedica Option Holders were by virtue of the Company's clerical error incorrect. The classes of Options affected are:

(a) class OP3 Options;

(b) class OP4 Options;

(c) class OP5 Options;

(d) class OP6 Options;

(e) class OE5 Options; and

(f) class OE6 Options.

The Company considers that it is desirable to eliminate any confusion on the final exercise dates by extending the dates from 30 June 2002 and 30 June 2004 to 2 August 2002 and 2 August 2004 respectively.

Under Listing Rule 6.23 of the Listing Rules a listed company is precluded from extending the period for exercise of any option issued by it. The Company has applied for and been granted a waiver from ASX of this Listing Rule on the basis that it will only extend the exercise period for the Transmedica Options if that is approved by Shareholders.

For your information, the Transmedica Options are not quoted. There is no present intention that these Options will ever be quoted. The Options are held by former Transmedica shareholders who are all US residents. They number approximately 125. The effect of the extension is, in the Directors' opinion, immaterial. It will simply give the Transmedica Option Holders the opportunity to exercise their Options in accordance with the terms attached to the Option certificates, which is an added exercise period of 33 days.

At the Company's last Annual General Meeting on 22 November 2000, members approved a resolution to extend the final exercise date of class OE3 and OE4 Options from 30 June 2002 to 30 August 2002 in respect of five Transmedica Option Holders whose options were escrowed pursuant to Chapter 9 of the ASX Listing Rules. The Company does not propose any further alteration to the exercise period for class OE3 and OE4 Options issued to these Option Holders, however the exercise period of the class OP5, OP6, OE5 and OE6 Options expiring 30 June 2004 held by these Option Holders is to be altered to 2 August 2004, as proposed above.

4. Cancellation of Executive Options

On 1 October 2000 the Company advised the market of a streamlining of its research and development strategy. The announcement followed a decision of the Board to undertake the primary development of the Company's intellectual property portfolio through collaborative arrangements and out-sourcing with prominent research institutions in Australia and internationally.

Through its collaborative arrangements and out-sourcing, The Company will gain access to specialist technical skills, expertise and research facilities (both internationally and in Australia) that it could not hope to replicate from its own resources.

While the Company will continue to maintain a limited in-house research capability to both support and supplement the out-sourced research and development program, there will be a further downsizing of the Company's internal research capabilities. With the completion of the in-house development of the Company's laser drug delivery device for use in the delivery of topical anaesthesia, and consistent with the Company's revised strategy, the Company has reached agreement with Drs Marchitto and Flock, who joined the Company expressly to progress the laser drug delivery project under a minimum two-year Australian commitment, to terminate their existing employment agreements. The termination payments to be paid to Drs Marchitto and Flock are significantly less than the total commitments due to them in respect of the unexpired term of their employment agreements.

Drs Marchitto and Flock have resigned from all positions with the Company. In particular, Dr Marchitto has resigned as an Executive Director, and Dr Flock as an Alternate Director, of the Company.

While Drs Marchitto and Flock will now be returning to the USA to pursue their own private research interests, both have expressly agreed to undertake specific projects for the Company under a sponsored research agreement. Additionally, both Drs Marchitto and Flock will be available to the Company under a two-year consultancy agreement to assist in the ongoing management of the Company's patent portfolio. The arrangements ensure that the Company has continued access to their skills and expertise in areas of interest and importance to the Company.

The Company has also reviewed certain non-core intellectual property acquired from Drs Marchitto and Flock in the field of medical imaging. The Company does not intend to pursue this technology and has reached agreement to transfer the imaging technology to Drs Marchitto and Flock. The Company has written down the carrying value of this technology to zero in the 2000/01 financial year and would, but for the transfer, be faced with allowing the relevant patents to lapse or with continuing to pay the fees and expenses to maintain them. To date, the Company has not expended any funds in research and development on the imaging technology.

As part of their employment contracts, Drs Marchitto and Flock were each issued with four tranches of 1,250,000 options exercisable at $1, $1.50, $2 and $2.50 respectively on or before 31 December 2004. Drs Marchitto and Flock have agreed with the Company that one half of these options (the '**Executive Options**') is to be cancelled.

All of the options are currently escrowed by ASX for a period of two years expiring in 2 August 2002. The Company has obtained a waiver of Listing Rule 9.7 of the ASX Listing Rules in order to effect the cancellation of the Executive Options during the escrow period (if approved by the Shareholders).

This arises by reason of the ASX view that shareholder approval pursuant to Listing Rule 6.23.2 of the ASX Listing Rules is required on the basis that, as the Executive Options are to be cancelled as part of the settlement arrangements with the Company, Drs Marchitto and Flock, by way of receiving a transfer of the imaging technology, will have received consideration for cancellation of the Executive Options.

While the Company does not regard the transfer of the medical imaging technology and the cancellation of the Executive Options as dependent on each other, the relevant agreements for transfer of the imaging technology and cancellation of the Executive Options are each subject to shareholder approval on the terms proposed in Resolution 5.

The Company considers that the transfer of imaging technology and cancellation of the Executive Options is in the best interests of shareholders given that:

(a) cancellation of the Executive Options is consistent with the severance of the ongoing employment relationship; and

(b) transfer of the imaging technology (which is of no value to the Company and, to the contrary, would otherwise require ongoing expenditure) is also a logical and prudent action in light of the departure of Drs Marchitto and Flock from the Company; and

(c) any value that is given to Drs Marchitto and Flock in the imaging technology is more than offset by the cancellation of the Executive Options.

RECOMMENDATION

Your Directors recommend that Shareholders vote in favour of all of the Resolutions.

HOW TO VOTE

To vote on the Resolutions you will need to follow these steps.

EITHER

1. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be lodged with the Company's Share Registry, Computershare Investor Services Proprietary Limited at GPO Box 242E, Melbourne, Victoria, 3001 or by facsimile on 61 3 9473 2555.

   Shareholders are urged to return their proxies as soon as possible. To be valid, proxies must be received by 11.00 am on 12 November 2001, being not later than 48 hours before the time for holding the meeting.

OR

2. Attend the meeting.

The sending of a proxy form will not prevent you from attending and voting at the meeting.

QUERIES

If you have any queries about the meeting, the resolutions to be put to the meeting or the proposals being considered, please contact Derek Ryan at Norwood Abbey Limited on 61 3 9782 7333.

This document may be inspected at the Company's registered office at Level 7, 470 Collins Street, Melbourne, Victoria, 3000, during business hours.

By order of the Board
Derek Ryan
Director and Company Secretary

Date: 12 October 2001

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

**If you are in doubt as to how to deal with it,
Please consult your financial or other professional adviser.**

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF ANNUAL GENERAL MEETING
AND INFORMATION BOOKLET

Notice is given that the Annual General Meeting of Norwood Abbey Limited will be held at ANZ Pavilion, Victorian Arts Centre, St. Kilda Road, Melbourne on 27 November 2003 commencing at 11am.

NORWOOD ABBEY LIMITED
ACN 085 162 456
NOTICE OF MEETING

Notice is given that the Annual General Meeting of the members of Norwood Abbey Limited (**Company**) will be held at ANZ Pavilion, Victorian Arts Centre, St. Kilda Road, Melbourne on 27 November 2003 commencing at 11am.

BUSINESS

A. Financial Statements and Reports

To table the financial statements of the Company for the year ended 30 June 2003 and to provide the members with the opportunity to raise any issues or ask questions generally of the directors (and the auditor) concerning those financial statements or the business and operations of the Company.

B. Ordinary Resolutions

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution:

Resolution 1 - Re-election as a Director

That Mr Ronald Sinclair Lewis, a Director retiring by rotation in accordance with the Constitution, being eligible and having signified his candidature for the office, be and is hereby re-elected as a Director.

Resolution 2 - Remuneration for Non-Executive Directors

That for the purpose of being able to attract and retain high calibre directors (including international directors) that the maximum aggregate annual sum able to be paid as remuneration to Non-Executive Directors collectively be increased from $250,000 to $500,000.

Resolution 3 - Ratification of Prior Issue of Securities

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, shareholders ratify the issue of the following securities:

Name	Shares issued at $0.45	Shares issued at $0.50	Shares issued at $0.55	Partly paid shares	Options exercisable at $0.75[1]	Options exercisable at $0.80[2]	Options exercisable at $1.00[3]
Gem Global Yield Fund	444,444						225,000[4]
Index Options Pty Ltd			909,091			454,546	454,546
National Nominees Limited			310,000			155,000	155,000
Index Options Pty Ltd				1,750,000			
Index Options Pty Ltd				1,750,000			
Index Options Pty Ltd				1,750,000			
Index Options Pty Ltd				1,000,000			7,090,909
Mr Cable Belousoff				100,000			
Mr Lyndon Belousoff				100,000			
Mr Paul Belousoff				100,000			
Mr Paul Belousoff				100,000			
Mr Paul Belousoff				100,000			
Mrs Coby Belousoff				340,909			
Advanced Publicity Pty Ltd	77,778						
Alfred Murray Estates Pty Ltd	15,000						

Name	Shares issued at $0.45	Shares issued at $0.50	Shares issued at $0.55	Partly paid shares	Options exercisable at $0.75[1]	Options exercisable at $0.80[2]	Options exercisable at $1.00[3]
Anacana Pty Ltd	77,778						
Mr Desmond Anderson	50,000						
Anph Pty Ltd	116,667						
Calibrate Recruitment Pty Ltd	77,778						
Chifley Capital	38,889						
Dixtru Pty Ltd	38,889						
Dragonlyn Pty Ltd	155,556						
Droga Capital Pty Ltd	38,889						
G & G Marketing Pty Ltd	77,778						
The Hanger Company Ltd	77,778						
Mr Peter Hayman	38,889						
Imperial Investors Pty Ltd	19,444						
Intersuisse Issues Pty Ltd	153,330						
Intersuisse (Nominees) Pty Ltd	116,667						
Kamerad Trading Limited	20,000						
Mr Richard Keevers	38,889						
Mr Stephen Klein	38,889						
Mulgara Pty Ltd	77,778						
Ms Annmaree Peake	18,889						
PPT Nominees Pty Ltd	77,778						
Vagg Investment Management Services Pty Ltd	38,889						
Mr Ian Warner	77,778						
Index Options Pty Ltd		3,200,000					
Mr Wayne Daryn King & Mr Craig Allan King		50,000					
Mr Christopher Robert Rickard		50,000					
Mr James Francis Rickard & Mrs Patrice Anne Rickard		225,000					
Ray Brooks Pty Ltd		825,000					
Mr Christopher Brooks & Mr Stephen Brooks		350,000					
Ms Janet Brooks & Miss Lynette Brooks		100,000					
Mr Raymond Brooks & Mrs Beverly Brooks		200,000					
Straffan House Investments Pty Ltd		200,000					
Rovno Pty Ltd		1,600,000			4,000,000		
Totals	2,004,444	6,800,000	1,219,091	7,090,909	4,000,000	609,546	7,925,455

1. Options expiring 31 December 2004
2. Options expiring 31 December 2004
3. Options expiring 31 December 2004
4. Options expiring 31 December 2003

BY ORDER OF THE BOARD

Jeffrey Bell
Company Secretary

27 October 2003

NOTES:

1. The further details of the resolutions contained in the Information Booklet accompanying this Notice of Annual General Meeting should be read together with and form part of this Notice of Annual General Meeting.

2. In accordance with regulation 7.11.37 of the Corporations Regulations, a person's entitlement to vote at the Annual General Meeting will be determined by reference to the number of fully paid ordinary shares registered in the name of that person (reflected in the register of members) as at 07.00pm (Melbourne time) on 25 November 2003, for the purposes of the meeting.

PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint a person as the member's proxy to attend and vote for the member at the meeting.

2. If a member is entitled to cast two or more votes at the meeting, they may appoint two proxies (but no more) provided that an appointment of two proxies shall have no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights aggregating no more than 100% of that member's voting rights. If the member appoints two proxies, neither proxy may vote on a show of hands.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or his or her attorney. Proxies given by corporations must be signed either under seal or under the hand of its duly authorised attorney.

5. If any shareholder is unable to attend the Annual General Meeting, he/she is strongly urged to return their proxies as soon as possible.

   To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be lodged with the Company's Share Registry, Computershare Investor Services Pty Limited at GPO Box 242, MELBOURNE VIC 3001 or by facsimile on 61 3 9473 2555 by 11am on 25 November 2003, being not later than 48 hours before the time for holding the meeting.

6. If the form of proxy is signed but is blank in all other material aspects, it will be taken to mean that it is in favour of the Chairman of the meeting for full voting rights. The Chairman will vote the proxy in favour of all resolutions.

7. A proxy may decide whether to vote on any resolution, except where the proxy is required by law or the Constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

8. A proxy form accompanies this Notice of Annual General Meeting.

VOTING EXCLUSION STATEMENTS:

Resolution 2

9. The Company will disregard any votes cast in respect of Resolution 2 by:

   (a) any Director of the Company; and

   (b) any associate of a Director of the Company.

   However, the Company need not disregard a vote if:

   (c) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or

   (d) it is cast by any such person, if he or she is acting as Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as a proxy decides.

Resolution 3

The Company will disregard any votes cast in respect of Resolution 3 by:

(a) any person who participated in, or who may benefit from, the issue of securities;

(b) an associate of any person who participated in, or who may benefit from, the issue of securities.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NORWOOD ABBEY LIMITED
ACN 085 162 456

INFORMATION FOR SHAREHOLDERS

PURPOSE OF INFORMATION

This Information Booklet is given to shareholders in relation to the resolutions to be considered at the Annual General Meeting of the Company to be held on 27 November 2003 at 11 am.

Shareholders should read the full text of this Information Booklet before deciding how to vote, as the information contained in the individual sections does not create a comprehensive review of the proposals contemplated in this Information Booklet.

If you are in any doubt about the action which you should take in relation to the proposals contemplated in this Information Booklet, you should consult your financial or other professional adviser immediately.

Words or expressions used in this Information Booklet are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

Definitions

In this Information Booklet the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Board means board of Directors.

Company means Norwood Abbey Limited ACN 085 162 456.

Director means a director of the Company from time to time.

Listing Rules means the official listing rules of ASX from time to time.

Notice of Meeting means the notice of Annual General Meeting dated 27 October 2003 referred to in and which accompanies this Information Booklet.

Option means an option to acquire a fully paid ordinary share in the capital of the Company.

Resolution means a resolution referred to in the Notice of Meeting.

Share means an ordinary share in the capital of the Company.

Shareholders means the holders of Shares.

THE PROPOSALS

The Resolutions before the meeting relate to the following matters:

(a) to re-elect Mr Ronald Sinclair Lewis as a director of the Company;

(b) to approve the increase in aggregate remuneration payable to Non-Executive Directors

(c) to ratify the previous issue of securities by the Company;

WHY THE MEETING IS BEING HELD

1. The Accounts

Under the *Corporations Act 2001*, the directors of a public company that is required to hold an annual general meeting must table the financial statements and reports of the Company for the previous year before the members at that annual general meeting.

Shareholders have been provided with all relevant information concerning the Company's financial statements and associated reports in the Annual Report of the Company for the year ended 30 June 2003. A copy of the Annual Report has been forwarded to each Shareholder. A copy of the Annual Report will be tabled at the meeting.

Shareholders should note that the sole purpose of tabling the financial statements of the Company at the Annual General Meeting is to provide the Shareholders with the opportunity to ask questions or discuss matters arising from the financial statements at the meeting. It is not the purpose of the meeting that the financial statements be accepted, rejected or modified in any way. Further, as it is not required by the *Corporations Act 2001*, no resolution to adopt, receive or consider the Company's financial statements will be put to the Shareholders at the meeting.

2. Resolution 1 - Re-election of Director

Under article 58 of the Constitution, at each annual general meeting, one third of the Directors (or, if their number is not a multiple of 3, then the number nearest to but not exceeding one third) must retire from office. The Directors retire by rotation, with the Directors who have been the longest in the office since being appointed or re-appointed being the Directors who must resign in any year. The Constitution ensures that no Director (except the Managing Director) is able to remain in office for longer than 3 years without facing re-election. Each Director is entitled to offer himself for re-election as a Director at the annual general meeting which coincides with his retirement. Under article 75 of the Constitution, the Managing Director is exempted by his office as managing director from the requirement to retire by rotation.

Mr Ronald Sinclair Lewis will retire in accordance with the requirements of the Constitution at the annual general meeting. As he is entitled and eligible for re-election, he seeks re-election as a Director of the Company at the meeting.

Ron is one of the founding partners in Lewis Trende, corporate advisers and supporters of innovative technology development. He has over thirty years experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence.

Ron is one of the founding shareholders and directors of Norwood Abbey Ltd, having supported Norwood Executive Chairman Peter Hansen in the original negotiation of the Electrospect Inc (formerly Transmedica Inc) arrangements which formed the basis of the Norwood IPO.

Ron was previously founder and principal of Australian Business Management Group, which created a stable of listed entities supporting innovative technologies. He acted as Chairman of two of these listed entities. As part of this group Ron was, together with Peter Hansen, responsible for the successful development of a latex examination glove plant in Malaysia, including all commercial and regulatory aspects of the project.

In addition to his business interests, Ron was for 14 years a lecturer in the MBA and undergraduate programs at Monash University, specialising in corporate finance, mergers and takeovers and financial accounting.

3. Resolution 2 - Remuneration of Non-Executive Directors

The Constitution provides that the Directors (other than Executive Directors) may collectively be paid as remuneration for their services a fixed sum not exceeding the aggregate maximum sum from time to time determined by the Company in general meeting.

The Company continues to increase its activity in the USA. It intends at some stage in the future to appoint one or more International directors to the Board of the Company. Accordingly, the Company proposes that the aggregate maximum sum able to be paid annually to the Directors (other than for Executive Directors) in the form of Directors' fees be increased by $250,000 from $250,000 to $500,000.

4. Resolution 3 - Ratification of Prior Issue of Shares

Details of Issue:

A total of 444,444 fully paid Shares were issued on 26 November 2002 at $0.45 per Share to the allottees in the number and at the issue price set out in Resolution 3. A total of 1,219,091 fully paid Shares were issued on 7 February 2003 at $0.55 per share to the allottees in the number and at the issue price set out in Resolution 3. A total of 1,560,000 fully paid Shares were issued on 16 April 2003 at $0.45 per Share to the allottees in the number and at the issue price set out in Resolution 3. A total of 6,800,000 fully paid ordinary Shares were issued on 2 July 2003 at $0.50 per Share to the allottees in the number and at the issue price set out in Resolution 3. Each Share was issued on the same terms and ranking equally in all respects with the existing ordinary shares in the Company then on Issue.

225,000 Options to acquire unissued Shares in the Company exercisable at $1.00 and expiring on 31 December 2003 were issued on 26 November 2002 to the allottees in the number and at the issue price set out in Resolution 3. 609,546 Options to acquire unissued Shares in the Company exercisable at $0.80 and expiring on 31 December 2004 were issued on 7 February 2003 to allottees in the number and at the price set out in Resolution 3. 609,546 Options to acquire unissued Shares in the Company exercisable at $1.00 and expiring on 31 December 2004 were issued on 7 February 2003 to allottees in the number and at the price set out in Resolution 3. 7,090,909 Options to acquire unissued Shares in the Company exercisable at $1.00 and expiring on 31 December 2004 were issued on 3 March 2003 to allottees in the number and at the price set out in Resolution 3. 4,000,000 Options to acquire unissued Shares in the Company exercisable at $0.75 and expiring on 31 December 2004 were issued on 2 July 2003 to allottees in the number and at the price set out in Resolution 3.

A total of 7,090,909 partly paid Shares were issued on 3 March 2003 at $0.60 per Share to the allottees in the number and at the issue price set out in Resolution 3

Reasons for Issue - Use of Funds Raised:

The shares and options issued as set out above were issued to raise additional working capital to assist in the funding of the Company and to meet recurring operating costs during 2002-2003.

Shareholder Approval:

Under Listing Rule 7.1, the prior approval of shareholders of the Company is required to an issue of shares and/or grant of options if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rules 7.1 and 7.4 provide that, where a Company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved in the requirement to seek prior shareholder approval. Ratification of the share and option issues will enable the Company to take advantage of opportunities as they arise.

Effect of Shareholder Approval:

If approved, Resolution 3 will ratify and approve the previous issue of a total of:

(a) 2,044,444 fully paid ordinary shares issued at $0.45;

(b) 6,800,000 fully paid ordinary shares issued at $0.50;

(c) 1,219,091 fully paid ordinary shares issued at $0.55;

(d) 7,090,909 partly paid shares issued at $0.60

(e) 4,000,000 Options to acquire fully paid ordinary shares exercisable at $0.75 expiring 31 December 2004;

(f) 609,546 Options to acquire fully paid ordinary shares exercisable at $0.80 expiring 31 December 2004;

(g) 7,700,455 Options to acquire fully paid ordinary shares exercisable at $1.00 expiring 31 December 2004, and;

(h) 225,000 Options to acquire fully paid ordinary shares exercisable at $1.00 expiring 31 December 2003,

as set out above.

Advantages to the Passing of Resolution 3:

Ratification of the issues of the shares and options referred to above will enable the Company to issue additional securities in the future (if necessary), up to the 15% limit, without requiring shareholder approval.

Disadvantages to the Passing of Resolution 3:

The Directors do not believe that there are any disadvantages to shareholders which arise from ratification of the issue of the shares the subject of Resolution 3.

RECOMMENDATION

Your Directors recommend that Shareholders vote in favour of all of the Resolutions.

VOTING EXCLUSION STATEMENTS

Resolution 2

The Company will disregard any votes cast in respect of Resolution 2 by:

(a) any Director of the Company; and

(b) any associate of a Director of the Company.

However, the Company need not disregard a vote if:

(a) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or

(b) it is cast by any such person, if he or she is acting as Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as a proxy decides.

Resolution 3

The Company will disregard any votes cast in respect of Resolution 3 by:

(a) any person who participated in, or who may benefit from, the issue of securities;

(b) an associate of any person who participated in, or who may benefit from, the issue of securities.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

HOW TO VOTE

To vote on the Resolutions you will need to follow these steps.

EITHER

1. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be lodged with the Company's Share Registry, Computershare Investor Services Pty Limited at GPO Box 242, MELBOURNE VIC 3001 or by facsimile on 61 3 9473 2555.

   Shareholders are urged to return their proxies as soon as possible. To be valid, proxies must be received by 11am on 25 November 2003, being not later than 48 hours before the time for holding the meeting.

OR

2. Attend the meeting.

The sending of a proxy form will not prevent you from attending and voting at the meeting.

QUERIES

If you have any queries about the meeting, the resolutions to be put to the meeting or the proposals being considered, please contact Jeff Bell at Norwood Abbey Limited on 61 3 9782 7333.

This document may be inspected at the Company's registered office at Level 7, 470 Collins Street, Melbourne Victoria 3000, during business hours.

By order of the Board
Jeffrey Bell
Company Secretary

Date: 27 October 2003


ASX








Notice of Annual General Meeting

Document date: Fri 25 Oct 2002 **Published:** Mon 28 Oct 2002 10:31:36
Document No: 196828 **Document part:** A
Market Flag: N
Classification: Notice of Annual General Meeting

NORWOOD ABBEY LIMITED 2002-10-25 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
NORWOOD ABBEY LIMITED ACN 085 162 456 NOTICE OF MEETING

Notice is given that the Annual General Meeting of the members of Norwood Abbey Limited (Company) will be held at ANZ Pavilion, Victorian Arts Centre, St Kilda Road, Melbourne on 26 November 2002 commencing at 11am

BUSINESS

A. FINANCIAL STATEMENTS AND REPORTS

To table the financial statements of the Company for the year ended 30 June 2002 and to provide the members with the opportunity to raise any issues or ask questions generally of the directors (and the auditor) concerning those financial statements or the business and operations of the Company.

B. ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution.

RESOLUTION 1 - RE-ELECTION AS A DIRECTOR

1. That Mr Peter Simpson, a Director retiring by rotation in accordance with the Company's Constitution, being eligible and having signified his candidature for the office, be and is hereby re-elected as a Director

RESOLUTION 2 - RE-ELECTION AS A DIRECTOR

2. That Dr John Jefferis, a Director appointed during the year and retiring in accordance with the Company's Constitution, being eligible and having signified his candidature for the office, be and is hereby elected as a Director.

RESOLUTION 3 - RATIFICATION OF PRIOR ISSUE OF SECURITIES

3. In accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, shareholders ratify the issue of the following securities:

NAME	SHARES ISSUED AT $0.70	OPTIONS EXERCISABLE AT $1.20(1)	SHARES ISSUED AT $0.60	OPTIONS EXERCISABLE AT $1.00(2)	OPTIONS EXERCISABLE AT $1.20(3)
Churchill Resources NL	71,429	35,714			
Invia Custodian Pty Ltd	402,857	201,428			
Invia Custodian Pty Ltd	268,572	134,286			
Ores Australia Pty Ltd	142,857	71,429			
Lee Smash Repairs Pty Ltd	142,857	71,429	100,000	50,000	50,000
Fortis Cleaning Nominees Pty Ltd	142,857	71,429			
Fortis Cleaning Nominees Pty Ltd	71,429	35,714			

Westpac Custodian Nominees Ltd	142,857	71,429			
Powell Provident Pty Ltd	50,000	25,000			
Rinfern Pty Ltd	50,000	25,000			
Sydtusk Pty Ltd	50,000	25,000			
Skite Pty Ltd	50,000	25,000			
Willhaven Pty Ltd	71,429	35,714			
Emmandi Pty Ltd	35,714	17,857			
I E Properties Pty Ltd	142,857	71,429			
Amalco (Aust) Pty Ltd	15,000	7,500	20,000	10,000	10,000
Cooma Chelliah	13,714	6,857	20,000	10,000	10,000
Bruno Gallace	7,000	3,500			
Sibfern Pty Ltd	14,286	7,143			
Mr Gregory Horton	28,571	14,285			
Cromarty Consulting Pty Ltd	85,714	42,857			
Castilla Investments, LLC			100,000		

McRoss Developments Pty Ltd	333,334	166,667	166,667
Rexl Marketing Pty Ltd	310,000	155,000	155,000
BWM Investments Pty Ltd	50,000	25,000	25,000
Bevillesta Pty Ltd	1,233,334	616,667	616,667
Rovno Pty Ltd	433,333	216,667	216,667
Hillridge Pty Ltd	166,666	83,333	83,333
Tara Pines Pty Ltd	75,000	37,500	37,500
Jane Lennon	48,334	24,167	24,167
Dean Barnsley Fraser	10,000	5,000	5,000
Starbuck Group	333,333	166,667	166,667
Mr Christopher Brooks and Mr Stephen Brooks	200,000	100,000	100,000
Mr Paul Brooks and Mrs Leanne Brooks	50,000	25,000	25,000
James Francis Rickard & Patrice Anne Rickard	66,667	33,334	33,334
Pachypus Pty Ltd	50,000	25,000	25,000
Roxtrus Pty Ltd	500,000	250,000	250,000
Link Traders (Aust) Pty Ltd	250,000	125,000	125,000
Equity Trustees Limited	490,000	245,000	245,000
Westpac Custodian			

Nominees Ltd			10,000	5,000	5,000
Guardian Trust Australia Ltd			83,875	41,937	41,938
Guardian Trust Australia Ltd			66,125	33,063	33,062
Indus Capital Partners LLC			1,986,667	993,334	993,334
TOTAL	2,000,000	1,000,000	6,986,668	3,443,336	3,443,336

1. Options expiring 31 May 2003
2. Options expiring 31 December 2003
3. Options expiring 31 December 2003

RESOLUTION 4 - REMUNERATION FOR NON-EXECUTIVE DIRECTORS

4 That the maximum aggregate annual sum able to be paid as remuneration to (Non- Executive) Directors be increased by $250,000 from $250,000 to $500,000.

J Bell
COMPANY SECRETARY

MORE TO FOLLOW


TOP OF PAGE


GLOSSARY


SITE MAP

SITE SEARCH


ASX

Notice of Annual General Meeting

Document date: Fri 25 Oct 2002 **Published:** Mon 28 Oct 2002 09:55:33
Document No: 196828 **Document part:** B
Market Flag: N
Classification: Notice of Annual General Meeting

NORWOOD ABBEY LIMITED 2002-10-25 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
A copy of the full announcement, including Information for Shareholders is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

TOP OF PAGE GLOSSARY SITE MAP SITE SEARCH

HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX







SITE SEARCH

SITE MAP

GLOSSARY

Signs Heads of Agreement with Monash University

Document date: Wed 17 Jan 2001 **Published:** Wed 17 Jan 2001 10:18:19
Document No: 172227 **Document part:** A
Market Flag: Y
Classification: Other

NORWOOD ABBEY LIMITED 2001-01-17 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Norwood Abbey advises that it has entered into an Agreement with Monash University and Montech Pty Ltd for the licencing of patents as well as an arrangement to conduct research in regard to concepts and treatments related to Immunology.

The project is primarily based on the use of already developed and approved drugs, which should benefit substantially from an efficacious transdermal drug delivery mechanism. Norwood's rights extend to the overall project concepts as well as drug delivery mechanisms.

Norwood believes that its technologies offer the possibility of providing a suitable and efficacious transdermal delivery mechanism for these drugs which have an existing market in excess of US$1 billion.

Norwood is committed to fund clinical and pre clinical studies during the first half of 2001.

Additionally, as stated in our last market release dated 20 December 2000, could you please change the fax number and contact details you currently have for correspondence and market release receipts to the following:

Name: Jeffrey Bell
Position: Finance Manager
Direct Fax: 61 3 9782 7336

D Ryan
DIRECTOR


abc
GLOSSARY


SITE MAP

SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Ceasing to be a substantial holder from BQN

Document date: Thu 25 Jan 2001 **Published:** Thu 25 Jan 2001 16:39:51
Document No: 172507 **Document part:** A
Market Flag: N
Classification: Ceasing to be a substantial holder

```
NORWOOD ABBEY LIMITED                              2001-01-25  ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
BNP Paribas Investment Management (Australia) Ltd ceased to be a
substantial shareholder in Norwood Abbey Limited on 24/01/2001.
```

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.


TOP OF PAGE




GLOSSARY


SITE MAP




SITE SEARCH


ASX

Getting started
Find out about...








HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY

Targets Pharmaceutical Partners

Document date: Wed 28 Feb 2001 **Published:** Wed 28 Feb 2001 17:56:17
Document No: 173780 **Document part:** A
Market Flag: N
Classification: Other

NORWOOD ABBEY LIMITED 2001-02-28 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Biotechnology company Norwood Abbey Limited, is pleased to announce that it has retained the services of UK based corporation PharmaVentures to assist Norwood's Business Development group in strategy implementation. PharmaVentures has considerable experience in licensing drug delivery technologies.

Norwood plans to establish key strategic alliances and partnerships with leading pharmaceutical companies. As described in the Company's prospectus relationships with pharmaceutical partners will facilitate development and marketing of these technologies.

Norwood Abbey's Chief Executive Officer, Peter Hansen stated, "Norwood has identified many pharmaceutical companies and a vast number of drugs for which potential applications of our technologies exist. PharmaVentures was selected because of their extensive experience in strategic licensing and their ability to assist us in

implementing our licensing strategy. I am very confident it will be a mutually beneficial arrangement."

PharmaVentures is a business development consultancy for both emerging biotechnology companies and established pharmaceutical organizations. PharmaVentures has a multi-disciplinary team of business development professionals with experience in the drug delivery sector, an unparalleled international network of Contacts and extensive proprietary databases. As a result, PharmaVentures is in a strong position to assist Norwood in executing its strategy.

PharmaVentures' Chief Executive, Dr Fintan Walton stated, "Norwood Abbey is, developing a number of exciting and unique technologies that will be of great interest to pharmaceutical companies. We are very excited about the potential of these enabling technologies and are very pleased to be working with Norwood Abbey on their commercialisation and partnering strategy."

Norwood Abbey Limited [ASX:NAL] was listed on the Australian Stock Exchange in August 2000.

For further information please contact Bernie Romanin Director of Marketing on (03) 9782 7333 1 (03) 9782 7345 or on 0438 464 460






Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Announces breakthrough in immunology

Document date: Mon 05 Mar 2001 **Published:** Mon 05 Mar 2001 10:06:19
Document No: 173952 **Document part:** A
Market Flag: Y
Classification: Other

NORWOOD ABBEY LIMITED 2001-03-05 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
Drug delivery technology specialist, Norwood Abbey (ASX:NAL), wishes to announce that its medical research partner, Monash University, has identified a novel way to stimulate the human immune system to combat a broad range of life-threatening diseases.

This innovative medical research has identified a class of existing drugs (GnRH analogues) that, in a preliminary human trial, has induced the production of new T cells. These white blood cells, which develop in the thymus gland, are a fundamental component of the immune system's involvement in a range of diseases, including cancer, transplant organ rejection, autoimmune diseases and viral infections.

Australian medical researcher, Associate Professor Richard Boyd, and his group at Monash University at the Alfred Hospital in Melbourne, are soon to publish data clearly demonstrating that the thymus can be re-grown in adults, and can be effectively induced to create a new

set of T cells.

More extensive human clinical trials are soon to commence to investigate the benefit of this discovery for the treatment of diseases where the T cells are severely compromised. Completion of the trials is expected within 6 months.

Based on the results of extensive pre-clinical studies and the initial human trial, Norwood has applied for international patents covering potential new uses for GnRH analogues.

Norwood is in discussions with a number of potential pharmaceutical partners in order to commercialize this breakthrough.

The current global market for GnRH analogues is in excess of US$2.5 billion per year. The potential new applications associated with today's announcement could significantly increase the value of this market.

In line with the assessment of any new therapy, until the trials are completed and the results have been evaluated, it is inappropriate for Norwood to comment further on the potential outcomes.

Background information relating to this breakthrough can be found in the NEWS section at www.norwoodabbey.com.

Norwood Abbey's commercialisation and licensing program for its laser-based drug delivery technology remains on schedule.

FURTHER INFORMATION:

Peter Simpson
DIRECTOR BUSINESS DEVELOPMENT
Norwood Abbey
Ph: 03 9782 7359

Stan Beer
Royce Communications
Ph: 03 9639 2300

Mob: 0418 516 720

Steven Clarke
Royce Communications
Ph: 03 9639 2300
Mob: 0417 601 440

MORE TO FOLLOW

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Announces breakthrough in immunology

Document date: Mon 05 Mar 2001 **Published:** Mon 05 Mar 2001 10:32:45
Document No: 173952 **Document part:** B
Market Flag: Y
Classification: Other

NORWOOD ABBEY LIMITED 2001-03-05 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
BACKGROUND - IMMUNOLOGY BREAKTHROUGH

A BASIC CONCEPT:

A fundamental feature of evolution is that Nature provides a number of mechanisms to facilitate individual members of a species reaching sexual maturity and reproducing, ensuring that the species does not die out. As a corollary to this, it is also generally held that once sexual maturity has been attained, the protective mechanisms required for survival are not (at least from Nature's viewpoint) needed any more. Indeed, too much long-term protection, might mean that members of the species live for too long, thereby causing a drain on the food chain.

A very important means by which species protect their life is through the immune system, removing disease-causing germs. Central to this

immune protection are T lymphocytes which are produced in the thymus gland. Without these T cells, the individual is highly susceptible to disease, and very often dies from infection. Despite the vital importance of the thymus for maintaining good health, one of the most enigmatic features of the immune system is that after puberty the presence of the sex steroids (estrogen in women, testosterone in men) causes the thymus to shrink dramatically to less than 1/100th of it young size and function. Prior to puberty the thymus (located near the heart in man), is about the size of two small apples; in adults it is about the size of a pea.

WHAT DOES THE THYMUS DO?

The thymus is arguably the most important organ of the Immune System. Its function is essential because it is the primary site for production of T lymphocytes (aka T cells). T cells are produced from bone marrow derived precursor cells (known as Haemopoietic Stem Cells [HSC]) that travel via the bloodstream to the thymus for development.

In essence, the Immune System in man, can be roughly divided into two parts:

* B Cells: White blood cells that are specifically produced in the bone marrow from HSC. These cells produce antibodies and other chemicals, particularly to fight off any invasion of the body by bacteria, fungi or protozoa. These cells are extremely good at localized immune defense and for protection against soluble antigens.

* T Cells: Are White Blood Cells produced within the thymus, from HSC. These cells are designed to deal primarily with infections inside cells such as viruses and parasite, and any other foreign cells within the body. They are of two main types: T helper cells which initiate virtually every response, and T cytotoxic cells which kill the infected cells or tumour cells.

The T cells and the B cells interact with each other and specialised cells termed antigen presenting cells (APC) to provide man with a strong and comprehensive defense mechanism against numerous foreign or "non-self" invaders.

"SELF" VERSUS "NON-SELF"

The concept that the immune system in man had to be able to distinguish cells which were "Self" (and therefore against which the Immune System should not interact) and "Non-Self" (cells which were clearly foreign to the body) was first described by Sir MacFarlane Burnet and Peter Medawar in the early 1960's. Working at the Walter and Eliza Hall Institute in Melbourne, Victoria, Australia, Burnet was awarded the Nobel Prize for this work in 1964. He is widely regarded as the "father" of modern immunology.

In order to be able to recognize "self" from "non-self" the human body uses a complex mechanism whereby it produces T Cells that are only capable of recognizing and reacting against non-self (or foreign) cells. Once recognized, these T Cells will then eliminate the foreign invader.

This system is essential so that the body does not destroy itself.

With increasing age, and also in abnormal situations, the body mistakes self for non-self and a form of self destructive immune response is initiated. This is called an autoimmune response - where the body does react against itself. Diseases such as Multiple Sclerosis, Rheumatoid Arthritis, Diabetes and Lupus are examples of autoimmune diseases.

Cells and tissues from other individuals (except for identical twins) are also recognised as foreign, which explains the basic principle behind rejection following tissue transplantation.

The production of T Cells that can only recognize "non-self" occurs in the Thymus.

THE IMMUNE SYSTEM

A fully functional Immune System is vital to our health and well-being. Abnormalities in the Immune System, at any level can be devastating.

An overactive immune system often results in allergic reactions, even to commonly found agents like dust particles or pollen, resulting in asthma or hayfever.

On the other hand, a suppressed immune system may render the individual susceptible to viruses and other invading microorganisms, or more seriously - allow uncontrollable growth of cells leading to cancer.

WHAT DOES ALL OF THE ABOVE MEAN?

Pre-pubescent children are given maximum protection against infection because they have a fully sized, fully functional thymus -- producing T cells in abundance.

Although the thymus shrinks during adulthood (to less than 1% of the activity at childhood), the normal adult has enough functioning T cells to cope with most immunological problems. For most people the decrease in thymus size, after puberty is not all that important, although with increasing age, the lack of new T Cells does start to present serious and significant medical problems. In particular, following destruction of T cells by chemotherapy for example, young children will recover their cell-mediated immunity within 1-2 months but adults may require 1-2 years. In the absence of full immune protection the individual is very susceptible to diseases, particularly viral infections which often lead to death.

A number of consequences associated with modern medical treatment, as well as the emergence of "new" immunology based diseases has focused attention on T cells and their production.

AIDS:

Acquired Immune Deficiency Syndrome (AIDS) presents as a consequence of an infection by the Human Immunodeficiency Virus (HIV).

This virus preferentially infects and destroys T Cells.

The result of this process is that the patient ends up with a very low number of T cells and therefore has an inability to deal with most infections. Invariably the HIV patient develops AIDS and dies from the complications of infections that they would normally have no difficulty in fighting off.

TISSUE TRANSPLANTS:

Replacement of diseased organs with functional organs from a donor has become an almost routine part of modern medical practice.

Unfortunately, cells and tissues from other individuals (except for identical twins) will be recognized as foreign (or "non-self"), which explains the basic principle behind rejection following tissue transplantation.

In order to counteract such rejection we administer immunosuppressive drugs which remove T cells - these being the part of the Immune System which will reject the transplanted organ or tissue. Unfortunately this also means that the T cells required for fighting other infections are also removed and the patients become very susceptible to infection, which they often die from.

CANCER:

Modern cancer therapies involve selectively eliminating cancer cells from the body. Chemotherapy (drug treatment), radiation and surgical removal are used, often in combination, to thwart the ravages of the cancer process.

Unfortunately, the use of chemotherapy and radiation regimens is restricted, because both treatments have a serious impact upon T cells in the body. Indeed, cancer therapies are a balance between killing the cancer cells, risking infection because of the serious decrease in T cell levels, poisoning the patient (overdosage) and not killing the cancer (underdosage).

Adequate and active T Cells are also a major defense mechanism against cancer as it is these cells which can recognise and eliminate

any newly growing cancer.

AUTOIMMUNE DISEASES:

With increasing age, and also in abnormal situations, the body mistakes "self" for "non-self" and an immune response is initiated. This is called an autoimmune response - where the body reacts against itself.

In Multiple Sclerosis, for example, T Cells are produced which react against a molecule surrounding nerve calls. In normal circumstances these nerve cells would not be recognized as being "non-self". The reason why such autoreactive T Cells are produced is poorly understood.

IMPROVING T CELL FUNCTION

A number of modern drug treatments (eg, Interferon, Interleukins etc) are targeted to improve T cell function within the body. These drugs are used where T cell function is abnormal or reduced by disease (eg HIV infection and autoimmune diseases) or by modern medical treatments (eg cancer therapies, transplantation etc). Unfortunately many of these do not produce the required effect and are often associated with severe side effects.

An improvement in T cell number and function in adult humans is now seen medically to be as a most desirable phenomenon in virtually all immune-based disease conditions.

Until now, no-one has been able to achieve this, primarily because the thymus, in adults, has decreased in size to an extent where improved T cell production has not been possible.

Dr Richard Boyd and his group at Monash University and the Alfred Hospital in Melbourne are soon to publish data clearly demonstrating that the thymus can be re-grown in man and that this thymus can be effectively induced to create a new set of T Cells.

The technique, which has been extensively patented, uses a class of

medicines which have been utilized in the treatment of certain cancers. These drugs (known as GnRH analogues) have been marketed in most western countries for over a decade.

The proposed new use for these drugs was not realized, and has not been previously tested clinically.

SEX STEROID PRODUCTION:

The sex steroids (Estrogen in women and Testosterone in man) will, as described above, cause the thymus to shrink from puberty onwards.

The steroids are produced by a mechanism which originates in the brain.

* Gonadotrophin Releasing Hormone (GnRH) is released by the area of the brain known as the hypothalamus.

* GnRH stimulates production of the Gonadotrophins (Gn) Lutenising Hormone (LH) and Follicle Stimulating Hormone (FSH) in the pituitary (also in the brain).

* The Gonadotrophins travel to the ovaries or the testes where they stimulate the production of Estrogen or Testosterone.

* As the level of Estrogen or Testosterone increases, the GnRH production in the brain is blocked - thereby stopping further production of Estrogen or Testosterone.

GnRH analogues act by blocking production of the sex steroids in man. These drugs have been extremely useful in the treatment of cancers that are stimulated by these sex steroids (eg certain breast cancers and Prostate cancer). They are also used in the treatment of endometriosis and precocious puberty and for some cases of infertility.

The overall effect is to produce a state of "chemical castration", which is reversible when the GnRH analogue treatment is ceased.

What was not fully appreciated, until the studies by Dr Boyd, was that this treatment ALSO caused the thymus to re-grow to a form identical to that in the young. This created the proper environment for the production of a new set (known as a repertoire) of T Cells.

Whilst Dr Boyd and his colleagues have extensively studied this technique in animal model systems it is only recently that these studies have been extended to man. They have demonstrated, in patients being treated for prostate cancer, that the thymus does in fact re-grow AND that this is often accompanied by a significant increase in T Cell number in the patients studied. Furthermore, they have demonstrated that the new T cells thus created, are of the type required (naive T cells which have never been presented with an antigen) to potentially provide significant medical benefits to a very large number of patients suffering from the above mentioned disease states.

In conjunction with Norwood Abbey, and in collaboration with a number of Melbourne clinicians, Dr Boyd is soon to commence extended human clinical trials to investigate the use of this technique in a number of conditions where T cell levels are seriously reduced.

These studies will include groups of HIV sufferers, bone marrow transplant patients and immunosuppressed cancer patients. It is expected that the initial results from these studies might be available in early June 2001.

Neither Norwood Abbey, Monash University or the hospitals involved will be making a statement on the conduct of those trials until the appropriate time.


Getting started
Find out about...
Looking for a smarter way to trade?
CLICK FOR A DEMO
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Thymus T-Cell Clinical Trials Commence

Document date: Thu 03 May 2001 **Published:** Thu 03 May 2001 14:22:30
Document No: 176274 **Document part:** A
Market Flag: Y
Classification: Other

NORWOOD ABBEY LIMITED 2001-05-03 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

* Clinical trials commence in thymus re-growth and new T-cell generation program

* Discussions in train with major pharmaceutical companies for specific applications of the technology

* Prof Richard Boyd and team enter consultancy arrangement with Norwood

Drug delivery company Norwood Abbey Ltd, together with its medical research partner, Monash University, advise that the necessary ethical approvals have been received in relation to the proposed clinical trials for the Thymus Re-growth program. The clinical trials have now commenced at three prominent medical institutions. They will

focus on patients in the following three categories:

* immuno-suppressed cancer patients
* bone marrow transplant recipients
* HIV/AIDS sufferers

The trials will be conducted over a period of four to six months.

The trials are designed to test the efficacy of the use of GnRH analogues in generating thymus re-growth and hence the development of new T-cells. GnRH analogues produce a short-term blockade of sex steroid production. This stimulates the re-growth of the thymus, allowing new T-cells to be developed.

Background information relating to this project can be obtained from the NEWS section at the Company's website at www.norwoodabbey.com

Norwood advises that discussions have commenced with a number of multi-national pharmaceutical companies that have approached the Company in relation to the thymus discovery. The different medical specialisations of each of these companies offers the possibility of multiple collaborative arrangements for Norwood.

Norwood also advises that it has entered into a consultancy arrangement with the team which made the recent breakthrough in immunology relating to T-cell regeneration. Associate Professor Richard Boyd and his team from Monash University at the Alfred Hospital have agreed to a contract under which they will provide services to Norwood.

As part of the arrangement, Norwood has agreed to issue 1,400,000 options to acquire shares in the Company to Prof Boyd and his team. The options will be in four tranches, exercisable on or before 31 December 2004 at prices between $1.50 and $3.00. The issue of the options is dependent upon positive outcomes from the clinical trials.

Norwood CEO Peter Hansen noted: "Richard Boyd and his team are world leaders in their field. We see them providing valuable advice to Norwood as the company moves to commercialise the project. Norwood

has offered options to Richard and his team as we are strong believers in sharing the rewards of successes with the key scientists."

FOR FURTHER INFORMATION, PLEASE CONTACT:

Peter Simpson
DIRECTOR BUSINESS DEVELOPMENT
(03) 9782 7359

Bernie Romania
DIRECTOR OF MARKETING
(03) 9782 7367

TOP OF PAGE





GLOSSARY

SITE MAP



SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
CLICK FOR A DEMO
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Laser device gears for market entry

Document date: Mon 07 May 2001 **Published:** Mon 07 May 2001 09:43:43
Document No: 176358 **Document part:** A
Market Flag: N
Classification: Progress Report

NORWOOD ABBEY LIMITED 2001-05-07 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

* Local anaesthetic laser device completing pre-production testing

* Application for TGA listing to be lodged

* Test marketing in Australia and South East Asia planned to commence

* Discussions initiated for distribution arrangements in selected markets

* FDA approval for final clinical trial imminent

Drug delivery company Norwood Abbey Ltd announces that the first pre-production run of its laser device has been completed successfully. The laser device ablates the stratum corneum, allowing

transdermal delivery of a local anaesthetic. Upon completion of final testing, application for listing of the device will be submitted to the Australian Therapeutics Goods Authority ("TGA"). This is expected to occur during May-June.

Pre-production of the laser device has been undertaken at Norwood's premises. The production process involves the assembly of many different components, sourced from specialist suppliers in several countries. With the completion of the product development phase for the laser device, Norwood's product development staffing level will be reduced significantly.

Norwood plans to commence test marketing of the laser device in Australia and South East Asia as soon as TGA approval is received. Medical distributors in Hong Kong, Singapore and Malaysia have initiated preliminary marketing studies, which will include clinical evaluations at key medical institutions in each country.

As previously indicated, it is Norwood's business strategy to enter into collaborative arrangements with suitable partners with all its products. Consequently, discussions are being initiated with prospective partners through the Company's advisers, PharmaVentures PLC. Norwood intends to endeavour to licence the marketing and distribution rights to the laser device, especially for the broader North American and European markets.

Norwood has been notified by the USA Food & Drug Administration ("FDA") that full approval for the conduct of the final clinical trial is imminent. This trial will commence in May-June. The laser devices required for the trial have been produced at Norwood's premises and are being shipped to USA.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Peter Hansen
CHAIRMAN & CEO
(03) 9782 7333

Bernie Romanin

DIRECTOR OF MARKETING
(03) 9782 7367

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


abc

GLOSSARY



SITE MAP

SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Partnership with MIT Achieves Drug Delivery Breakthrough

Document date: Mon 21 May 2001 **Published:** Mon 21 May 2001 10:14:30
Document No: 176773 **Document part:** A
Market Flag: Y
Classification: Other

NORWOOD ABBEY LIMITED 2001-05-21 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

* Revolutionary micro-needle transdermal delivery system

* Strong applicability to biological drugs

* Painless controlled dosage delivery at low cost

* "Proof of "concept" laboratory prototype produced

* Testing programs being developed

* Discussions initiated with multinational pharmacuetical companies

Drug delivery technology company, Norwood Abbey Ltd, announces that its Sponsored Research Project at Massachusetts Institute of

Technology ("MIT") has achieved key milestones as set down in the Agreement between the parties.

A team of scientists working at MIT, under the direction of Professor Ian Hunter, is developing a system for the controlled and accurate delivery of a wide range of drugs transdermally (through the skin), into the human body, using an array of micro-needles. Micro-needles are extremely narrow bore, hollow needles. Prototype micro-needles have been produced.

Professor Hunter, a world leader in biomedical miniaturisation, has developed a commercially viable method of manufacturing micro-needle arrays that are being designed for precise, regulated dosages of drugs, to be delivered through the skin efficaciously and cost-effectively. The micro-needle array system developed at MIT is also intended to provide an exact yet painless method of administering drugs that have, in the past, been difficult or impossible to deliver.

His team has completed initial "proof of concept" studies for the delivery device and has produced laboratory prototypes of the micro-needles. This has enabled them to demonstrate that the concept allows for the precise delivery of pharmaceuticals into the human body.

Commenting on the development, Professor Hunter said: "We are very excited about the technology we have developed for Norwood Abbey and its potential to improve significantly the ease with which drugs can be delivered safely and reliably. In a short period of time our collaboration with Norwood Abbey has proven to be very productive and we have enjoyed working with this young and highly motivated company specializing in medical technology. We look forward to a continuing and successful collaboration with Norwood Abbey".

MIT and Norwood are particularly excited with the potential of the micro-needle array prototypes to effectively administer many biological drugs. Biologically based drugs are seen as a major growth area of drug development and are looked upon as the future of medicine. They are, however, the class of drugs that is the most

difficult to administer.

These biological drugs, which in many cases are proteins or peptides, tend to be significantly degraded by acids and enzymes in the stomach if delivered orally. They also tend to be severely degraded by the liver if delivered by an intravenous injection. The alternative, an intravenous drip, requires skilled operators and hospitalisation.

Professor Hunter and his team have developed the manufacturing process over a period of nine months. Norwood has proceeded to patent the process. The process is novel and unlike anything currently available.

The MIT team has commenced further work to refine the new technology. MIT is also developing models and protocols for the testing programs that will be pre-requisite to commercialisation of the technology.

Norwood sees initial opportunities for the new delivery system in the controlled delivery of higher priced biological drugs. Many of these biologicals offer the potential for better margins than would be available with traditional pharmaceuticals. At the same time, the new delivery system has almost universal applicability to deliver any drug in a timely, practical and cost-effective manner.

Commenting on the MIT achievements, Norwood CEO Mr Peter Hansen said:

"The breakthrough in the ability to deliver controlled dosages of biological drugs into the human body is potentially very significant to Norwood. Many biologicals have the capacity to successfully treat diseases that today cannot be effectively treated.

On the other hand, biologicals are typically very difficult to deliver into the human body. Biologicals such as proteins, peptides or carbohydrates tend to be broken down or destroyed by the stomach's gastric system if taken orally. Similarly, the liver tends to break down or destroy biologicals when delivered intravenously in a bolus form.

Attractive margins can be expected for a drug delivery company that

can affect delivery of these drugs. Not only does the MIT development allow delivery through the skin, it does so painlessly and extremely cost-effectively."

Norwood has initiated discussions with a number of pharmaceutical companies that could benefit from access to the revolutionary technology. The aim of the Company is to enter into licensing and joint venture arrangements with major pharmaceutical companies on a 'drug by drug' basis. It is expected that the Company will be in a position to commence serious negotiations with respect to such arrangements upon completion of the development of working clinical prototype devices. This is expected to occur prior to the end of this year.

Norwood becomes one of a long line of companies to benefit from the creative and commercial genius of MIT research staff. MIT currently has 931 faculty (Professors), 4300 undergraduate students and 5672 graduate students. In the last year alone, 150 patents were issued to MIT.

MIT is internationally recognized as being a leader in the discovery and development of innovative technologies with significant commercial application.

An independent study undertaken by Bank Boston Economics Department in 1994 reported that the 4000-plus companies founded by MIT graduates and faculty employed 1.1 million people and generated worldwide sales revenues of US$232 billion. If these companies formed an independent nation, the revenues produced would make that nation the 24th largest economy in the world.

[Further information about MIT can be found by visiting their website at http://web.mit.edu/newsoffice/founders/summary.html]

The success of the MIT project provides Norwood with an exciting addition to its portfolio of drug delivery techniques. Norwood is involved in three streams of drug delivery devices that, from both a medical and commercial point of view, address different drug delivery problems:

TRANSDERMAL

* Laser-assisted delivery of a range of synthetic drugs

* Micro-needle arrays for the controlled and regulated delivery of macromolecules including biologicals.

CELLULAR

* Pressure waves to deliver genetic material (DNA) into cells

Norwood is completing development of its laser-based drug delivery system, which is to be used to allow transdermal delivery of drugs, commencing with local anaesthetics. This product is expected to enter the market mid 2001.

Norwood is continuing research into pressure wave technology, based on patents licensed from Massachusetts General Hospital, which is also a research partner of Norwood. This technology has potential to deliver drugs and genetic therapies (DNA) through cell membranes.

[Further information about Norwood's projects can be obtained from the Company's website at www.norwoodabbey.com/indexresdev.htm]

FOR FURTHER INFORMATION, PLEASE CONTACT:

Peter Hansen
CHAIRMAN & CEO
(03) 9782 7333

Peter Simpson
DIRECTOR BUSINESS DEVELOPMENT
(03) 9782 7359

Bernie Romania
DIRECTOR OF MARKETING
(03) 9782 7367

MORE TO FOLLOW

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH

Norwood Receives FDA Go Ahead To Proceed With Clinical Trial

Document date: Tue 29 May 2001 **Published:** Tue 29 May 2001 09:33:52
Document No: 177058 **Document part:** A
Market Flag: Y
Classification: Progress Report - Other

NORWOOD ABBEY LIMITED 2001-05-29 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

FDA gives unconditional approval to start pivotal clinical trial
Study will be conducted at two key US medical institutions Key next step in US regulatory approval process

Drug Delivery company Norwood Abbey Ltd, announces that the US Food and Drug Administration (FDA) has granted full clearance to commence the final pivotal trial for Norwood's laser device. This pivotal trial, now cleared to commence in the USA, is a key step in the process of obtaining FDA approval for the product.

The pivotal trial will include 320 patients at 2 key US medical institutions. On successful completion of this trial, Norwood will apply for FDA approval to market their device in the United States.

Clinical and Regulatory Affairs Manager, Andrew Ellis, is excited by the progress of Norwood's device. "FDA approval of the pivotal clinical trial is another key milestone that we have achieved in our bid to gain regulatory approval in the USA. I am very pleased with the progress of the project to date and I am confident that the device will perform extremely well in this important trial."

Norwood's device assists in the delivery of topical (skin) anaesthetics primarily to prevent the pain of needle injections and IV insertions and other medical procedures.

Details on Norwood's device is in the R&D section of the Company's website at www.norwoodabbey.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Bernie Romanin, DIRECTOR OF MARKETING
(03) 9782 7367 or (03) 9782 7333


abc

GLOSSARY



SITE MAP

SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Intellectual property strengthened by new patent

Document date: Fri 13 Jul 2001 **Published:** Fri 13 Jul 2001 11:05:27
Document No: 178621 **Document part:** A
Market Flag: Y
Classification: Progress Report

NORWOOD ABBEY LIMITED 2001-07-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

* Patent issued for improved method of administering anaesthetic through the skin without a needle

Drug Delivery company Norwood Abbey Ltd [ASX: NAL] announces that it has been issued an important patent for the delivery of topical anaesthetics using a laser.

Executive Chairman, Peter Hansen stated, "The issue of this patent supports Norwood's innovative technologies in delivering drugs through the skin and demonstrates our strong Intellectual Property position to the international medical community."

The newly issued patent (US 6,251,100B1) enhances Norwood's Intellectual Property position which covers the partial alteration of

the surface of the skin to assist in the permeation of topical anaesthetics. Norwood's method uses laser energy that can perforate the skin precisely to a selectable depth to assist in drug delivery without using a needle.

Norwood holds an extensive patent portfolio, which supports its technologies and projects. This newly issued patent complements Norwood's existing patent base. The issue of this patent will assist in the marketing of Norwood's first product, a laser device to assist in topical anaesthesia prior to medical procedures and IV insertions.

As stipulated in the company's prospectus, this patent application (Family 4) had been filed with the United States Patent Office in October 1997 and it has now been issued and granted to Norwood.

For further information please contact

Peter Hansen
CHAIRMAN AND CEO
Ph: 03 9782 7333

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX










Ceasing to be a substantial holder from NAB

Document date: Wed 25 Jul 2001 **Published:** Wed 25 Jul 2001 16:10:20
Document No: 179009 **Document part:** A
Market Flag: N
Classification: Ceasing to be a substantial holder

NORWOOD ABBEY LIMITED 2001-07-25 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
National Australia Bank Limited Group ceased to be a substantial shareholder in Norwood Abbey Limited on 20/07/2001.



TOP OF PAGE

GLOSSARY

SITE MAP

SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Standard & Poor`s Announcement January Qtrly Rebalance

Document date: Mon 17 Dec 2001 **Published:** Mon 17 Dec 2001 09:15:55
Document No: 251924 **Document part:** A
Market Flag: Y
Classification: Standard & Poor's Announcement

STANDARD & POORS INDICES AUSTRALIA 2001-12-17 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Contacts:
Tim Eisenhauer
ASSOCIATE, MARKET DEVELOPMENT
S&P Index Services, Australia
Ph: 612 9255 9870

STANDARD AND POORS ANNOUNCE JANUARY QUARTERLEY REBALANCE TO S&P/ASX INDICES

Standard & Poor's, the leading provider of equity indices in Australia, today announces that effective after the close of business on Monday 31st December 2001 the following changes to the S&P/ASX Indices will occur:

S&P/ASX 50

REMOVAL

CODE	NAME
GMF	GOODMAN FIELDER LTD

ADDITION

CODE	NAME
WFA	WESTFIELD AMERICA TRUST

S&P/ASX 100

Removal

CODE	NAME
CTX	CALTEX AUSTRALIA LIMITED

ADDITION

CODE	NAME
IIF	ING INDUSTRIAL TRUST

S&P/ASX 200

REMOVAL

CODE	NAME
ECP	ECORP LIMITED
ARL	AUSTRIM NYLEX LIMITED
SNX	SECURENET LIMITED
BDL	BRANDRILL LIMITED

ADDITION

CODE	NAME
ION	ION LIMITED
HDR	HARDMAN RESOURCES LIMITED
UGL	UNITED GROUP LIMITED
SYM	SYMEX HOLDINGS LIMITED

S&P/ASX 300 (CURRENTLY 298)

DELETIONS

CODE	NAME

MLB	MELBOURNE IT LIMITED
CND	CANDLE AUSTRALIA LIMITED
HPL	HP JDV LIMITED
ETR	ETRADE AUSTRALIA LIMITED
CAG	CAPE RANGE WIRELESS LIMITED
WMT	WESTERN METALS LIMITED

ADDITIONS

CODE	NAME
AAC	AUSTRALIAN AGRICULTURAL COMPANY LIMITED
DVC	DCA GROUP LIMITED
JFG	JAMES FIELDING GROUP
KCN	KINGSGATE CONSOLIDATED NL
OXR	OXIANA RESOURCES NL
VWD	VILLA WORLD LTD
NAL	NORWOOD ABBEY LTD
CST	CELLESTIS LIMITED

The changes will be reflected in the starting portfolio of Tuesday December 2, 2002.

Company additions to and deletions from an S&P equity index do not in any way reflect an opinion on the investment merits of the company.

Standard & Poor's a division of The McGraw-Hill Companies (NYSE:MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets. Among the company's many products are the S&P Global 1200, the world's first global, equity, real time index; the S&P 500, the premier US portfolio index; and credit ratings on more than 220,000 securities and funds worldwide. With more than 5,000 employees located in 21 countries, Standard & Poor's is an integral part of the global financial infrastructure.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.


TOP OF PAGE

GLOSSARY

SITE MAP

SITE SEARCH


Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX

Standard&Poor`s Ann:Confirmation of 17/12/2001 Press Release

Document date: Tue 18 Dec 2001 **Published:** Tue 18 Dec 2001 18:21:32
Document No: 252132 **Document part:** A
Market Flag: N
Classification: Standard & Poor's Announcement

STANDARD & POORS INDICES AUSTRALIA 2001-12-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Standard & Poor's confirm that the following changes will be reflected in the start of day index portfolio on Wednesday January 2, 2002.

STANDARD & POOR'S ANNOUNCE JANUARY QUARTERLY REBALANCE TO S&P/ASX INDICES

Standard & Poor's, the leading provider of equity indices in Australia, today announces that effective after the close of business on Monday 31st December 2001, the following changes to the S&P/ASX indices will occur:

S&P/ASX 50

REMOVAL
CODE NAME

```
GMF          GOODMAN FIELDER LTD

ADDITION
CODE         NAME
WFA          WESTFIELD AMERICA TRUST

S&P/ASX 100

REMOVAL
CODE         NAME
CTX          CALTEX AUSTRALIA LIMITED

ADDITION
CODE         NAME
IIF          ING INDUSTRIAL TRUST

S&P/ASX 200

REMOVALS
CODE         NAME
ECP          ECORP LIMITED
ARL          AUSTRIM NYLEX LIMITED
SNX          SECURENET LIMITED
BDL          BRANDRILL LIMITED

ADDITIONS
CODE         NAME
ION          ION LIMITED
HDR          HARDMAN RESOURCES LIMITED
UGL          UNITED GROUP LIMITED
SYM          SYMEX HOLDINGS LIMITED

S&P/ASX 300 (CURRENTLY 298)

REMOVALS
CODE         NAME
MLB          MELBOURNE IT LIMITED
CND          CANDLE AUSTRALIA LIMITED
HPL          HP JDV LIMITED
```

```
ETR       ETRADE AUSTRALIA LIMITED
CAG       CAPE RANGE WIRELESS LIMITED
WMT       WESTERN METALS LIMITED

ADDITIONS
CODE      NAME
AAC       AUSTRALIAN AGRICULTURAL COMPANY LIMITED
DVC       DCA GROUP LIMITED
JFG       JAMES FIELDING GROUP
KCN       KINGSGATE CONSOLIDATED NL
OXR       OXIANA RESOURCES NL
VWD       VILLA WORLD LTD
NAL       NORWOOD ABBEY LTD
CST       CELLESTIS LIMITED
```

The changes will be reflected in the starting portfolio of Wednesday, January 2, 2002.

Company additions to and deletions from a Standard & Poor's equity index do not in any way reflect an opinion on the investment merits of the company.

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets. Among the company's many products are the S&P Global 1200, the world's first global, equity, real time index; the S&P 500, the premier US portfolio index; and credit ratings on more than 220,000 securities and funds worldwide. With more than 5,000 employees located in 21 countries, Standard & Poor's is an integral part of the global financial infrastructure.

TOP OF PAGE


GLOSSARY



SITE MAP



SITE SEARCH


ASX


Looking for a smarter way to trade?
CLICK FOR A DEMO

HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX

SITE SEARCH SITE MAP GLOSSARY








Laser Application Submitted to FDA

Document date: Thu 18 Apr 2002 **Published:** Thu 18 Apr 2002 11:37:50
Document No: 189327 **Document part:** A
Market Flag: Y
Classification: Other

NORWOOD ABBEY LIMITED 2002-04-18 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
KEY POINTS:

* FDA 510(k) marketing approval application submitted

* Australian patent issued for an improved method of delivering local anaesthetic through the skin

Norwood Abbey Limited (Norwood) has submitted a 510(k) application to the USA Food & Drug Administration (FDA) seeking approval to market its laser assisted drug delivery device in the USA. The application covers the use of the laser device in conjunction with a local anaesthetic.

Submission of the application is a major milestone in the commercialisation of this technology.

The use of Norwood's laser device to remove the stratum corneum (the outermost layer of skin) prior to application of the drug reduces substantially the time to onset of anaesthesia. It is also a painless procedure.

Under the terms of the 510(k) application, the FDA has a statutory period of 90 days in which to seek any further information it might require in relation to the approval. The extent of further information required will determine the time to ultimate market clearance. To facilitate the process and to minimise any delays which might arise from having to provide additional information, Norwood contracted Washington based independent consultants with extensive FDA experience to review the submission and to assist in its preparation.

While this step has taken some additional time, it is expected to facilitate an earlier approval than might otherwise have been the case. The FDA application has also been framed to ensure that the greatest flexibility in marketing Norwood's laser device and the associated Norwood disposable tips is achieved.

NEW PATENT ISSUED

The Australian Patent Office has recently issued a patent relating to the use of the Norwood laser device.

The patent, which relates to the use of Norwood's laser device to assist the delivery of local anaesthetic transdermally (through the skin), is one of a number of patents which have been obtained to secure the intellectual property position of the Company as the laser device moves closer to market introduction. Norwood maintains a strong patent position in respect of all the technologies which it is seeking to commercialise.

Norwood Abbey is an ASX listed company (ASX:NAL) collaborating with internationally recognised medical research institutions in Australia and North America to commercialise medical technologies for the delivery of high value drugs and the restoration of the human immune system. To find out more about the company, visit

www.norwoodabbey.com

For further information, please contact:

Bernie Romanin
MARKETING DIRECTOR
(613) 9782 7333


abc
GLOSSARY


SITE MAP


SITE SEARCH


ASX








HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX

SITE SEARCH SITE MAP GLOSSARY

Appoints strategic advisors for USA

Document date: Tue 23 Jul 2002 **Published:** Tue 23 Jul 2002 13:42:48
Document No: 192597 **Document part:** A
Market Flag: N
Classification: Company Administration - Other

NORWOOD ABBEY LIMITED 2002-07-23 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Key points:
* Global Markets Capital Corporation appointed as US strategic advisors
* Extending Norwood's US exposure
* Accessing the US capital markets
* Medium term NASDAQ listing strategy

Norwood Abbey Limited [ASX:NAL] today announced the appointment of New York based Global Markets Capital Corporation as the Company's strategic and corporate advisors for the USA.

Global Markets Capital will assist Norwood access the US capital markets. Their brief is to create market awareness of Norwood's technologies and the commercial opportunities flowing from them. An initial program of presentations to institutional investors in New York will commence this week. Representatives from Norwood will be

meeting with The Bank of New York, NASDAQ officials, leading bankers, brokers, market makers, investors and investor relations firms. Norwood has also identified several excellent New York based investor relations firms and will soon appoint one of these to represent Norwood in the US.

Norwood is collaborating with internationally-recognised medical research institutions in Australia and North America to develop and commercialize medical technologies for the delivery of high value drugs and the restoration of the human immune system.

According to Mr Peter Hansen, Executive Chairman of Norwood:

"Our recent agreement with Ferndale Laboratories, under which Ferndale joins Norwood with respect to the combined marketing strategy for Norwood's laser device and disposable tips and Ferndale's local anaesthetic drug, Ela-Max, represents our first successful step into the US drug delivery market.

Norwood continues its involvement in the US through its collaborative arrangements with Massachusetts Institute of Technology ("MIT") and Massachusetts General Hospital.

Norwood will further expand its US presence through the appointment of a US based commercial director. Norwood plans to progressively move the management of its products closer to its core markets.

The 510(k) submission to the US Food & Drug Administration for marketing approval of our laser assisted drug delivery device in North America, the recent completion of our prototype microneedle drug delivery system at MIT and the rapid progress of our immunology project enables the Company to take maximum advantage of a number of corporate and market opportunities that are available in the US.

Norwood has already attracted significant institutional shareholder support in the US. Global Markets Capital will assist in raising Norwood's profile in the US to additional institutional investors."

Mr Mark Saunders, President of Global Markets Capital, said that the

drug delivery market is projected to grow to $US 100 billion by 2005 and is currently the highest growth area in the pharmaceutical industry. According to Mr Saunders, "Norwood's microneedle drug delivery technology, which will allow for more precise and accurate drug release over a set period of time, has the potential to revolutionise currently used drug delivery procedures. The Company's immunology project shows considerable commercial promise, with the potential to transform the treatment of immune diseases and cancer. Additionally, Norwood's laser delivery device is rapidly approaching the point of tangible commercial returns."

In the medium term, Global Markets Capital will advise Norwood on the merits and timing for a NASDAQ listing. Global Markets Capital is a leading advisor to non US companies establishing American Depositary Receipt programs and has managed the NASDAQ listing process for many companies.

To find out more about the company, visit www.norwoodabbey.com.

For further information, please contact:

Bernie Romanin
Director of Marketing, Norwood Abbey Ltd
PH: (61 3) 9782 7333

Mark R Saunders
Global Markets Capital Corporation (New York, New York)
Ph: 1 (212) 808 9700



TOP OF PAGE

abc
GLOSSARY

SITE MAP

SITE SEARCH


ASX

Getting started
Find out about...
SITE SEARCH
SITE MAP
GLOSSARY





HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX

USA Patent for Lasers Granted

Document date: Tue 06 Aug 2002 **Published:** Tue 06 Aug 2002 11:51:30
Document No: 193152 **Document part:** A
Market Flag: Y
Classification: Progress Report

NORWOOD ABBEY LIMITED 2002-08-06 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
KEY POINTS:

* USA Patent issued for Irradiation Enhanced Permeation and Delivery of Pharmaceutical Substances

* Strengthens Intellectual Property position

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has been issued.

The USA Patent Office has issued the Patent Number US 6,419,642.

The patent covers an invention that employs a laser to perforate or alter one or more layers of the skin in order to remove biomolecules, fluids or gases or to administer pharmaceutical substances.

The issue of the patent further strengthens Norwood's intellectual property position.

For further information, visit www.norwoodabbey.com

Contacts:

Bernie Romanin
DIRECTOR OF MARKETING
613 9782 7333


TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH

N O R W O O D A B B E Y

NORWOOD RECEIVES $1.985M FROM CALL ON PARTLY PAID SHARES

Norwood Abbey Ltd wishes to advise that the company today issued a call on the Partly Paid Shares on issue. The total amount received by the company in satisfaction of this call was $1,985 million. The company expects the uncalled balance of $1,844 million will be called in the coming weeks.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD'S LASER DEVICE OBTAINS TGA APPROVAL

Key points:

Laser device approved for sale by TGA
Distributors identified in Hong Kong, Malaysia and Singapore
Product demonstrations underway in Australia
Discussions with international parties for North American European distribution underway

---

Drug delivery company Norwood Abbey Ltd [ASX: NAL] announces that the Therapeutic Goods Administration ("TGA") has approved its laser drug delivery device for sale within Australia.

The laser device has been designed for initial use in conjunction with topically (skin) applied anaesthetics. Topical anaesthetics such as 'creams' and patches typically take 45 – 120 minutes to have an efficacious effect. Used in conjunction with Norwood's laser device, the time of onset of analgesia is reduced to approximately 5 minutes.

As many Asian countries recognise the TGA's decisions, this also means that Norwood will be able, following regulatory submissions in the relevant countries, to offer the device for sale in a number of Asian markets.

As previously advised, potential distributors have been identified in Hong Kong, Malaysia and Singapore. These parties are currently undertaking marketing studies, which include clinical evaluations at key medical institutions in each country. Discussions have also been initiated with potential distributors in Taiwan, Korea and Japan.

Executive Chairman, Peter Hansen stated:

> "We have been waiting for this approval for a considerable time and now that it has been obtained we will be able to commence marketing of the laser device in earnest.
>
> It is Norwood's business strategy to enter into collaborative arrangements with suitable partners with all its products. Consequently, discussions have been initiated with prospective partners through the Company's Director of Marketing and its advisers, PharmaVentures PLC. Norwood intends to licence the marketing and distribution rights to the laser device, especially for the broader North American and European markets."

Pre-production of the laser device has been completed at Norwood's premises in Chelsea Heights, Victoria. The production process involves the assembly of many different components, sourced from specialist suppliers in several countries. With the completion of final testing of the laser device, Norwood is now in a position to commence assembly of its first batch of laser devices. It is anticipated that the first sales of the product will take place in the current quarter.

For further information, please contact:

Peter Hansen
Chairman & CEO
(03) 9782 7333

Bernie Romanin
Director of Marketing
(03) 9782 7367

KEY PATENT FOR NORWOOD'S DRUG DELIVERY TECHNOLOGY ISSUES IN USA

Key Points

- ***Newly issued patent covers delivering drugs using laser created pressure waves***
- ***New technology for delivering pharmaceutical compounds***
- ***This method is the result of Norwood's licensing agreement with Massachusetts General Hospital – prime teaching hospital of Harvard University***

Drug Delivery company Norwood Abbey Ltd [ASX:NAL] announces that as a result of the licensing agreement with Massachusetts General Hospital in Boston, it has exclusive rights to a recently issued patent that strengthens Norwood's technology platform.

Executive Chairman, Peter Hansen stated, "The patent describes an alternative method of drug delivery which complements our existing technology. The method can be used to deliver drugs through the skin or to targeted locations, such as anti-cancer drugs to tumours."

This technology uses pressure waves created by a laser that causes a temporary permeability in bodily tissue layers. This will allow effective delivery of pharmaceuticals without causing destruction of cells or injury to the tissue.

One advantage of Norwood's pressure wave technology is that it can produce greater concentration of drug in the treated tissue or cells, whilst other tissue is spared any adverse effects. In addition this method allows delivery of drugs that may previously have been unable to be administered in such a targeted manner.

"This technology expands Norwood's ability to deliver pharmaceuticals through the skin as well as methods that target delivery of pharmaceuticals to localised sites within the body," explained Peter Hansen.

For further information please contact

Peter Hansen
Executive Chairman
03 9782 7333

Bernie Romanin
Director of Marketing
03 9782 7367

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia

Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

Dear Fellow Shareholder,

As many of you will be aware, the Immunology Project currently being carried out by Norwood Abbey Ltd and its research partner, Monash University, has recently received a significant amount of favourable exposure in the press.

Like all listed companies, Norwood keeps the market fully informed of its activities by way of "ASX announcements". The difficulty with such announcements is that they really do not create an ideal forum for shareholders to completely understand the background and/or the consequences of the notice.

I have therefore taken this opportunity to write to you to explain a little more about the Immunology work being conducted by our Company and Monash University and enclose a detailed briefing document.

We are currently conducting four human clinical studies at two major Melbourne hospitals to investigate the effects of using an existing class of drugs, known as **GnRH analogues**, to stimulate the possible re-growth of the thymus gland. The thymus gland is responsible for the production of **T cells**, which are a major cellular component of the immune system. In particular, we are monitoring the extent and type of new T cells produced as a consequence of thymus growth.

The initial human study, which commenced late in 2000, is investigating a group of prostate cancer patients. This patient group are receiving a GnRH analogue drug as a normal part of their prostate cancer therapy. We are monitoring their improvement in thymic function and T cell production.

Whilst the data from this study has not yet been published, we have reported that a significant number of these patients have shown a clinically important increase in their T cell count. Furthermore, the new T cell production is of the "naïve" (or "new") T cell type. (This is important because such T cells are most able to assist in immune deficiency situations such as cancer, organ transplantation and auto-immune diseases).

As a consequence of this encouraging human data we applied, early in 2001, to conduct a number of additional human studies, to investigate specific groups of patients suffering from life threatening diseases, and who were likely to benefit significantly from the proposed therapy.

These studies are investigating the following patient groups:

- **Immunosuppressed Cancer patients.** These patients have advanced cancer and the treatments they have received have resulted in them having a very poor immune system.
- **Bone Marrow Transplant patients.** This group will receive a transplant of bone marrow, as part of the therapy for their cancer. In order to prevent transplant rejection, these patients are given immunosuppressive drugs.
- **HIV/AIDS patients.** As a consequence of their illness, they have a very low number of T cells. This group are also receiving anti-viral drugs as part of their therapy.

The GnRH analogue drugs have been extensively studied over a long period of time and there is over a decade of clinical experience with their current therapeutic applications. It should be noted that these studies are investigating new uses for this group of drugs.



NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia

Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

For these reasons, the proposed new use for the GnRH analogue drugs will not need to go through the usually lengthy processes associated with pre-clinical evaluation and toxicology. Associate Professor Richard Boyd's group at Monash has generated complete and detailed animal data concerning the proposed new uses for this drug class, which is integral to obtaining regulatory approvals for the new uses.

Norwood and Monash University have an extensive patent position on the proposed new immunological use of GnRH analogue drugs. It is the Company's belief that, other than with the agreement of Norwood, these drugs cannot be registered for the proposed new clinical indications, without infringing Norwood's patent position.

The clinical studies being conducted on our behalf are advanced human studies, investigating drugs with known toxicity, but for a new use. The purpose of these clinical trials is to determine whether the previously observed T cell increase in animal groups and human prostate cancer patients is also reflected in other patients, particularly those with critical immune deficiencies.

All patients enrolled in our studies are undergoing extensive blood analysis. Although it is currently expected that these patients will be monitored through until 2002, the Company, and its research colleagues expect to be in a position to announce initial clinical data results prior to the end of November 2001.

We are often asked why our newly discovered use for the GnRH analogue drugs was not previously known. In essence, it is because the first GnRH analogue drugs on the market were biologically and clinically evaluated prior to the structure, function and activity of T cells being fully appreciated.

Subject to the results of the clinical trials, the research being carried out by Norwood and Monash University has the potential to impact on the treatment of a number of diseases related to the immune system. These include cancer, HIV/AIDS, organ transplants, and auto-immune diseases such as multiple sclerosis, psoriasis and rheumatoid arthritis.

Discussions with potential Pharmaceutical partners:

As previously advised, discussions are well advanced with a number of interested international 'pharmaceutical' parties.

Given the most probable commercial arrangements would be based on the combination of Norwood's Science with relevant drugs from a pharmaceutical partner, the eventual structure of any joint venture and/or licensing arrangements could take a number of different forms.

The Directors of Norwood are cognisant of their duty to develop a relationship which is of long term benefit for all shareholders. To that end, we are proceeding carefully with all discussions.

It is possible that the Company will be in a position to announce the successful formation of a suitable business relationship prior to the initial results of our clinical trials being publicly available.

Thank you for your continued support in our first year as a listed Company.

Yours sincerely

Peter Hansen
EXECUTIVE CHAIRMAN

Enclosure

1 Investor briefing

Immunology Breakthrough

In the second edition of Norwood Abbey News we announced details of our research partnership with Monash University and Associate Professor Richard Boyd. This briefing is designed to provide the background to this project by introducing you to some of the basic concepts in immunology and the potential application of the Norwood Abbey technology to the treatment of a number of diseases.

INTRODUCTION

The immune system is the name given to the organs and special cells that work together to protect the body against attack from bacteria, viruses, parasites, other "foreign" intruders, and cancers.
The immune system is the body's defence system and the study of this system is known as immunology.

The immune system has many ways to fight disease, ranging from physical specific barriers to germs, such as the skin, to the production of cells that destroy foreign attackers.

When foreign particles, also known as antigens, enter the body the immune system responds in two steps. The first involves the body "recognising" these foreign cells and the second is the mobilisation and production of specialised cells to eliminate antigens.

Cells that will destroy foreign cells are known as lymphocytes and include B cells and T cells. These cells are in very small numbers until the presence of the specific invader is recognised. When that happens the cells are able to call on the body to create many more cells specifically to destroy the invader.



SELF AND NON-SELF

The concept that the immune system must be able to distinguish between cells that are "self" (and against which it should not interact) and "non-self" (foreign to the body) was first described by Sir MacFarlane Burnet and Peter Medawar in the early 1960s. Working at the Walter and Eliza Hall Institute in Melbourne, Australia, Burnet was awarded the Nobel Prize for this work in 1964.

To distinguish "self" from "non-self", the human body uses a complex mechanism whereby it produces T cells that **are only capable of recognising and reacting against non-self (or foreign) cells.** The production of T cells that can only recognise "non-self" **occurs in the thymus**. Once these T cells recognise a foreign invader, including "non-normal" or cancer cells, they will then eliminate it.

This system is essential so that the body does not destroy itself.

Obviously, a fully functional immune system that can readily seek out and destroy foreign material is **vital** to our health and well-being. Abnormalities in the immune system, at any level, can be devastating. For example, a poorly working, or suppressed, immune system cannot easily fight off viruses and other invading micro-organisms, or, more seriously, will allow uncontrollable growth of abnormal cells leading to tumour formation. A suppressed immune system can result from chemotherapy and diseases such as HIV/AIDS. On the other hand, if the immune system is overactive, contact with common things like dust, pollen or animal hair is seen as a serious threat and the body mobilises all of its defences. Examples of this are allergic reactions, such as hayfever, and asthma.

1

Investor briefing

Organs and cells of the immune system

The two major organs of the immune system are the thymus and bone marrow. (Other organs include the lymph nodes, spleen, tonsils and appendix). The thymus is located near the heart, and bone marrow is found in the centre of bone. Bone marrow produces haemopoietic stem cells (HSC), which can develop into B cells or other white blood cells. Some of the HSC also move from the marrow, through the bloodstream, to the thymus. In the thymus they develop into T cells.

- **B Cells:** These cells produce **antibodies** and other chemicals to fight off any invasion of the body by **bacteria, fungi or protozoa**. When a certain antigen is detected in the body, the specific B cell will produce antibodies, which surround the antigen and mark it as foreign. Each B cell will only make one specific antibody. These cells are extremely good at localised immune defence, e.g. at the site of an infection.
- **T Cells:** These cells are designed to deal primarily with infections inside cells such as **viruses and parasites**, and with any other **foreign cells** within the body.

  They are of two main types: **T helper cells,** which initiate virtually every response, and **T cytotoxic cells,** which kill the infected cells, those cells marked by the antibodies or tumour cells. (Interestingly, tumour cells are "foreign" to the body, in that they are not normal cells. T cells actively try to remove them). Without these T cells, the individual is highly susceptible to disease, and can die from infection.

The T cells and the B cells interact with each other and other specialised cells termed antigen presenting cells (APC) to provide us with a strong and comprehensive defence mechanism against numerous foreign or "non-self" invaders.

ROLE OF THE THYMUS

Despite the vital importance of the thymus for maintaining good health, one of the most intriguing features of the immune system is that after puberty the increased production of the sex hormones (oestrogen in women, testosterone in men) causes the active part of the thymus to shrink dramatically to less than 1% of its young size and function. Prior to puberty the thymus is about the size of two small apples and can weigh up to 35 grams; in adults the active section can be smaller than a pea.

An interesting question to ask is "why would the body cause its own defence system to slow down as we age?"

A fundamental feature of evolution is that nature provides a number of ways to enable individual members of a species to reach sexual maturity. Reproduction ensures that the species does not die out. The most important mechanism by which humans are protected throughout life is the immune system. Therefore, pre-pubescent children are given maximum protection against infection because they have a fully sized, fully functional thymus – producing T cells in abundance. As a corollary to this, once sexual maturity has been reached, the protective mechanisms required for survival are not (at least from the viewpoint of enabling the species to reproduce) needed any more. Indeed, too much long-term protection might mean that members of the species live for too long, resulting in a drain on the food chain.



Although the active part of the thymus shrinks during adulthood, the **normal** adult has enough functioning T cells to cope with most immunological problems. For many people, the decrease in thymus activity after puberty is not all that important, although with increasing age, the lack of new T cells does start to present serious and significant medical problems. In particular, following destruction of T cells by chemotherapy for example, young children will recover their cell-mediated immunity within one or two months but adults may require one or two years. In the absence of full immune protection, the individual is very susceptible to diseases, particularly viral infections which often lead to death.

T CELLS AND THEIR ROLE IN MEDICINE

Many diseases that generate publicity and community interest are either diseases of the immune system or those whose treatment has a severe impact on the immune system. T cells can play a role in the treatment of all of these diseases.

Cancer:

Cancer therapies try to eliminate cancer cells from the body using chemotherapy (drug treatment), radiation, surgical removal or a combination of these.

Unfortunately, the use of chemotherapy and radiation regimens is restricted because both treatments significantly lower the number of T cells in the body.


HOW THE THERAPY WORKS
Hypothalamus 1 emits gonadotrophin releasing hormone (GnRH) to the pituitary gland 2 which changes it to either lutenising hormone (LH) in men or follicle-stimulating hormone (FSH) in women.
These sex steroids are needed for normal reproductive function 3.
But the creation of sex steroids also causes the thymus 4 to shrink from about the size of two fists pre-puberty, to the size of a pea post-puberty.
The thymus is the body's immunity centre, converting immature stem cells into T-cells that fight infection and keep us healthy.
When the thymus shrinks with age, fewer new T-cells are made, making vulnerable people more susceptible to disease.
Monash scientists found that by giving either a GnRH booster (to desensitise the pituitary gland), or blocker (so that its message can not be read by the pituitary gland) they could stop production of LH and FSH.
This reversible chemical castration regenerates the thymus to its former size and encourages it to produce new T-cells.
1 HYPOTHALAMUS
GnRH BOOSTER
2 PITUITARY
ENCOURAGED TO PRODUCE NEW T-CELLS
4 THYMUS
3 GONAD AREA
The Herald & Weekly Times Photographic Collection

Indeed, cancer therapies are a balance between killing the cancer cells, risking infection because of the serious decrease in T cell levels, poisoning the patient (overdosage), and not killing the cancer (underdosage). By promoting the production of new T cells, the cancer patient will be less likely to develop infections, giving an improved quality of life over the course of the treatment. Adequate and active T cells are also a major defence mechanism against cancer because they can recognise and eliminate any newly growing cancer.

AIDS:

Acquired Immune Deficiency Syndrome (AIDS) presents as a consequence of an infection by the Human Immunodeficiency Virus (HIV). This virus infects and destroys T cells. Invariably, the low number of T cells results in the HIV patient, who develops AIDS, dying from the complications of infections that they would normally have no difficulty in fighting off. Boosting the number of T cells in the AIDS patient's body will help defend them against developing life-threatening infections.

Auto-immune diseases:

With increasing age, and in some abnormal situations, the body mistakes "self" for "non-self" and a form of self-destructive immune response is initiated. This is called an **auto-immune response** – where the body literally destroys its own tissue. Diseases such as Multiple Sclerosis, Rheumatoid Arthritis, Diabetes and Lupus are examples of auto-immune diseases. In Multiple Sclerosis, for example, the body mistakenly produces T cells that destroy the protective coating surrounding nerve cells, leading to the loss of control of nerve function. In normal circumstances these nerve cells would not be recognised as being "non-self". The reason such autoreactive T cells are produced is poorly understood. Producing new T cells that will not destroy the body's own tissue will limit the effect of these diseases.

Tissue (organ) transplants:

Replacement of diseased organs with functional organs (such as heart, lungs and kidneys) from a donor has become an almost routine part of modern medical practice.

Unfortunately, organs from other people (except for identical twins) will be recognised as foreign (or "non-self"), and the T cells will begin to destroy them. This is referred to as rejection following tissue transplantation. To counteract such rejection, we administer **immunosuppressive drugs**, which stop the production of T cells. Unfortunately, without T cells to fight other infections, the patients become very susceptible to any diseases and viruses, and can die. By producing new T cells that can recognise both the body and the donor organ tissue, we hope to limit the possibility of transplant rejection without the need for high dosages of immunosuppressive drugs.

IMPROVING T CELL FUNCTION

Improvements in the number and the function of T cells in adults is now seen medically to be a most desirable phenomenon in virtually all immune-based disease conditions. Until now, no one has been able to achieve this, primarily because the active thymus, in adults, has decreased in size to an extent where improved T cell production has not been possible. Some drug treatments (eg. Interferon, Interleukins etc.) are available to improve T cell function, but these often do not produce the required effect and can have side-effects such as headaches, fever and joint pain.

A NEW WAY OF THINKING

Associate Professor Richard Boyd and his group at Monash University and the Alfred Hospital in Melbourne will soon publish data demonstrating that the thymus can be regrown in humans and that this thymus can create a new set of T cells.

The technique, **which is now extensively patented as part of Norwood Abbey's patent portfolio,** uses a class of medicines that have been used to treat some breast and prostate cancers and endometriosis. These drugs (known as GnRH analogues) have been marketed in most Western countries for more than a decade. The GnRH drugs work by blocking the production of the sex hormones (oestrogen and testosterone), which slows the growth of these particular cancers. The overall effect is to produce a state of "chemical castration", which is **reversible** when the GnRH analogue treatment is ceased.

The sex hormones are produced by a mechanism that originates in the brain and is shown in the diagram, above, left.

As already stated, it is the sex hormones that cause the thymus to shrink from puberty onwards and the number and function of T cells produced to diminish.

What was not fully appreciated, until the studies by Richard Boyd, was that stopping the production of sex hormones caused the thymus to regrow to a form identical to that in the young. This creates the optimal environment for the production of a new set (known as a repertoire) of T cells.



Whilst Richard Boyd and his colleagues have studied this technique extensively in animal model systems, it is only recently that these studies have been extended to humans. They have demonstrated, in patients being treated for prostate cancer, that the thymus **does regrow and that this is often accompanied by a significant increase in T cell number in the patients studied**.

Further, they have demonstrated that the new T cells thus created, are of the type required (naïve T cells, which have never been presented with an antigen) to potentially provide significant medical benefits to many patients suffering from the above-mentioned disease states.

NORWOOD ABBEY'S STRONG POSITION IN IMMUNOLOGY

Norwood Abbey is superbly placed to take advantage of this breakthrough in the treatment of disease. The strength of our position is confirmed by the following facts:

- Immunology concepts have potential clinical relevance in the management of cancer, AIDS and auto-immune diseases (e.g. Multiple Sclerosis) and in increasing the success of organ transplantation surgery.
- Norwood's patent applications cover all of these expanded uses.
- Results of clinical studies will be known before the end of 2001.
- Norwood does not have to develop a new drug, as our technology uses an existing "approved" class of drugs that have been on the market (for other uses) for many years.
- Regulatory approval process for the use of existing drugs for a new "indication" (use) is significantly less complex and faster than for a new drug.
- Patented concepts create significant new market potential for the existing drugs.
- Norwood has received significant interest from prospective pharmaceutical partners.
- Opportunities for Norwood's pressure wave technology to be used in "genetically" enhancing new T cells in organ transplantation.

AUSTRALIANS AND BIOMEDICAL BREAKTHROUGHS

There is no doubting the major contributions made by Australians, working in Australia and throughout the world, to advancing the field of medicine. In many cases the discoveries have changed forever the way in which we approach the treatment and understanding of human disease.

Some of the major medical developments are:

- **Antibiotics.** The discovery of the effects of Penicillin by Lord Florey completely revolutionised the treatment of bacterial diseases, and led us into the so-called "Antibiotic Age".
- **Organ Transplants.** Sir MacFarlane Burnet discovered that the human immune system was able to differentiate between "self" and "non-self" (or foreign). This fundamental knowledge explained the action of T cells and has led people to describe him as the "father" of immunology.
- **Stomach Ulcers.** Dr Barry Marshall discovered that stomach ulcers were actually caused by bacteria. This completely overturned the conventional wisdom that ulcers were caused by stress or poor diet and resulted in the prescribing of more effective drugs for ulcer treatment.
- **Colony Stimulating Factor.** The discovery of Colony Stimulating Factor by Dr Don Metcalf enabled a new set of treatments to be developed for cancer therapy.
- **Influenza.** The first effective cure for Influenza was discovered by Dr Peter Colman and Dr Wen Yang Wu, and has resulted in the worldwide sale of the drug Relenza.

Norwood Abbey is excited to be working alongside Richard Boyd in the development of treatments resulting from regrowth of the thymus. Clinical research trials, sponsored by Norwood, have commenced in Melbourne with a number of collaborating hospitals and research institutions. The human clinical trials are investigating the effectiveness of the use of GnRH analogues in a number of conditions where T cell levels are seriously reduced.

These studies will include groups of HIV/AIDS sufferers, bone marrow transplant patients and immunosuppressed cancer patients. It is expected that the initial results from these studies will be available in six months.

It is our ambition that, in the future, the rebirth of the thymus and the work of Richard Boyd can be a worthy addition to the list of Australian contributions to the advancement of medicine.


Norwood Abbey Limited
ACN 085 162 456
63 Wells Road
Chelsea Heights Victoria 3196 Australia
Phone: 61 3 9782 7333 Fax: 61 3 9782 7334
Email: norwood@norwoodabbey.com.au

NORWOOD'S FDA CLINICAL TRIAL HAS COMMENCED IN THE USA

Key Points:

Norwood's FDA pivotal clinical trial in the USA has started
Key next step in US regulatory approval process for Norwood's device
Trials are being conducted at two major medical institutions

Drug delivery company Norwood Abbey Ltd, announces that it has commenced the Food and Drug Administration (FDA) approved pivotal trial to demonstrate to the FDA the safety and efficacy of its laser device to aid in topical anaesthesia. This pivotal trial, which began on Friday, 10th August 2001 in the USA, is a key step in the process for FDA approval for the product.

Executive Chairman, Peter Hansen stated, "This is a significant milestone for Norwood Abbey's drug delivery technology. We have approval from the Therapeutics Goods Administration (TGA) to market our laser anaesthetic device in Australasia and FDA approval for our product will open up the American market."

Norwood's device is being trialled in the US to provide data to support the US registration process. The trial has been designed to generate information to support the device's use in assisting in the delivery of a topical (skin) anaesthetic to reduce the pain associated with needle insertion procedures.

The pivotal trial will include 320 patients at two key U.S medical institutions. On successful completion of this trial, Norwood will prepare the regulatory submission and apply for FDA approval to market its device in the United States.

Clinical and Regulatory Affairs Manager, Andrew Ellis, is excited by the progress of Norwood's device. "This final trial for the FDA is intended to demonstrate the safety and efficacy of Norwood's laser device in accelerating the onset of topical anaesthesia prior to needle insertion procedures. A significant part of such a trial is the preparation and planning. With the trial now started, we are looking forward to seeing the results".

Further detail on Norwood's device and technologies is available on the Company's website: www.norwoodabbey.com

For further information, please contact:

Bernie Romanin
Director of Marketing
(03) 9782 7367 or (03) 9782 7333

Peter Hansen
Executive Chairman
03 9782 7333

NORWOOD STREAMLINES RESEARCH STRATEGY

Key points:

Extended collaborative research strategy
Confirmation of affiliations with international institutions
Reduction in internal research
Proposed transfer of non-core technologies
Board change

Norwood Abbey Limited ('Norwood') advises the market of a streamlining of its research and development strategy. The Board has resolved to undertake the primary development of Norwood's intellectual property portfolio through collaborative arrangements and outsourcing with prominent research institutions in Australia and internationally.

Currently, Norwood's principal collaborations are with the following leading research institutions:

Laser-assisted drug delivery & Pressure Wave Technology	Wellman Institute at Massachusetts General Hospital (the teaching hospital of the Harvard Medical School)
Microneedles drug delivery	Massachusetts Institute of Technology
Immunology	Monash University at the Alfred Hospital

Norwood expects to be able to announce further major research collaborations shortly.

Through its collaborative arrangements and out-sourcing, Norwood will gain access to specialist technical skills, expertise and research facilities (both internationally and in Australia) that it could not hope to replicate from its own resources.

While Norwood will continue to maintain a limited in-house research capability to both support and supplement the outsourced research and development program, there will be a further downsizing of Norwood's internal research capabilities. With the completion of the in-house development of Norwood's laser drug delivery device for use in the delivery of topical anaesthesia, and consistent with Norwood's revised strategy, Norwood has reached agreement with Drs Marchitto and Flock, who joined Norwood expressly to progress the laser drug delivery project under a minimum two-year Australian commitment, to terminate their existing employment agreements. The termination payments to be paid to Drs Marchitto and Flock are significantly less than the total commitments due to them in respect of the unexpired term of their employment agreements.

While Drs Marchitto and Flock will now be returning to the USA to pursue their own private research interests, both have expressly agreed to undertake specific projects for Norwood under a sponsored research agreement. Additionally, both Drs Marchitto and Flock will be available to Norwood under a two-year consultancy agreement to assist in the ongoing management of Norwood's patent portfolio. The arrangements ensure that Norwood has continued access to their skills and expertise.

Norwood CEO Mr Peter Hansen said: "Drs Marchitto and Flock have played a vital role in advancing Norwood's transdermal laser device and other drug delivery technologies. Norwood is appreciative of their contribution and their agreement to continue to work with the Company on future projects."

Norwood has also reviewed certain non-core intellectual property acquired from Drs Marchitto and Flock in the field of medical imaging. Norwood does not intend to pursue this technology and has reached agreement to transfer the technology to Drs Marchitto and Flock.

The arrangements with Drs Marchitto and Flock also include the cancellation of a total of 5,000,000 options held by them, which options comprising four tranches each of 1,250,000 options exercisable at $1-00, $1-50, $2-00 and $2.50 respectively on or before 31 December 2004. These arrangements will be subject to shareholder approval, if required by the ASX.

Consistent with their stated desire to return to the USA, Drs Marchitto and Flock have today resigned from all positions in the Norwood Group. In particular, Dr Marchitto has resigned as a director, and Dr Flock as an alternate director, of Norwood.

As a consequence of the streamlining of its research strategy, Norwood is able to report that it has substantially reduced its ongoing fixed operating cost base, consistent with ensuring that the Company targets adequate cash reserves to service its needs for three years.

[Visit the Norwood website at www.norwoodabbey.com/indexresdev.htm for further details about the Company's projects]

For further information, please contact:

Peter Hansen	***Bernie Romanin***
Chairman & CEO	***Director of Marketing***
(03) 9782 7333	***(03) 9782 7333***

NORWOOD REINFORCES COLLABORATIVE FOCUS IN GENE TRANSFER TECHNOLOGY PROJECT

Key points:

Collaborative research strategy extended
Expert advisers & researchers supporting in-house expertise
Gene transfer technology project team assembled
Gene transfer technology targets "proof of concept" by early 2002

Medical technology specialist, Norwood Abbey Ltd., today unveiled further evidence of its strategy to develop strategic relationships with specialist scientific research organisations and major pharmaceutical companies.

Norwood is pleased to announce a new arrangement designed to accelerate research in relation to its gene transfer technology (also referred to as pressure wave technology). This research focuses on achieving pressure wave delivery of molecules directly into human cells. The aim of the project is to deliver genetic material into a cell without the need to use a viral vector or carrier. The technology has vast potential application in the area of gene therapy. The technology is held under licence arrangements with Massachusetts General Hospital.

Norwood has created a new project team with the objective of achieving "proof of concept" of gene transfer into cells by early 2002. Under the direction of Norwood's Product Development Director, Richard Walmsley, the project team will comprise both Norwood staff and external experts drawn from leading medical and other institutions.

The core team driving the project includes:

- Richard Walmsley, a specialist in laser systems design
- Assoc. Professor Richard Boyd from Monash Medical School, a specialist in immunology
- Norwood in-house engineers and scientists.

This core team will be supported by key advisors/researchers. Together with one of Australia's leading Research Institutes, the Baker Institute for Medical Research (Dr. Ross Hannan & Professor Garry Jennings), the following prestigious international parties have already committed to supporting the project:

- Massachusetts General Hospital, Wellman Laboratories (Associate Professor Rox Anderson, Associate Professor of Dermatology - Harvard Medical School; Director of Research - Wellman Laboratories for Photomedicine);
- Massachusetts Institute of Technology (Professor Ian Hunter, Professor, Co-Director Brit and Alex d'Arbeloff Laboratory For Information Systems and Technology, GM Academic R & D Fellow Department of Mechanical Engineering);

- University of Toronto (Professor Andrea Mandelis, Director of the photo thermal & optoelectronics laboratory);
- Basel University Medical School, Switzerland (Professor Georges Hollander, Department of Research)
- The Optical Technology Research Laboratory (OTRL) at Victoria University, specialists in laser-based diagnostics

Within the Melbourne Scientific community, the following parties have indicated interest in directly evaluating the technology with a view to exploring collaborative arrangements:

- Monash Institute of Reproduction & Development (Professor Alan Trounson & Dr. Martin Pera)
- Monash Institute of Reproduction & Development, Transgenic Mice Program (Dr. Paul Hertzog)
- Walter and Eliza Hall Institute (Co-operative Research Centre for Cytokines, Dr. Doug Hilton)
- Peter MacCallum Cancer Institute (Dr. Paul Simmons)

Commenting on the arrangement, Norwood CEO Peter Hansen said: "We are excited to have such an experienced and capable team to progress the work on Norwood's gene transfer technology.
This new arrangement completes the company's strategy of having its research conducted on a project-by-project basis, with dedicated teams attending to each project.
The various arrangements provide access to specialist knowledge and skills, without the need to maintain expensive in-house laboratories with large overheads."

[Visit the Norwood website at www.norwoodabbey.com/indexresdev.htm for further details about the Gene Transfer Technology project]

Norwood has collaborative arrangements in place with the following institutes:
- Massachusetts Institute of Technology (microneedle array drug delivery)
- Wellman Institute at Massachusetts General Hospital (laser-assisted drug delivery)
- Monash University, through its licensing arrangements with Montech Ltd (Thymus T cell project)

Norwood is involved in three streams of drug delivery devices that, from both a medical and commercial point of view, address different drug delivery problems:

Transdermal
- *Laser-assisted delivery of a range of synthetic drugs*
- *Micro-needle arrays for the controlled and regulated delivery of macromolecules including biologicals.*

Cellular
- *Gene transfer technology using pressure waves to deliver genetic material (DNA) into cells*

Norwood has completed development of its laser-based drug delivery system, which is to be used to allow transdermal delivery of drugs, commencing with local anaesthetics. The laser device has recently been approved in Australia by the Therapeutics Goods Administration (TGA).

Norwood, in conjunction with a team of scientists working at MIT, under the direction of Professor Ian Hunter, is developing a system for the controlled and accurate delivery of a wide range of drugs transdermally (through the skin), into the human body, using an array of microneedles. Micro-needles are extremely narrow bore, hollow needles. Prototype microneedles have been produced.

For further information, please contact:

Richard Walmsley
Director of Product Development
(03) 9782 7333

Bernie Romanin
Director of Marketing
(03) 9782 7333

NORWOOD'S FDA CLINICAL TRIAL HAS BEEN COMPLETED IN THE USA

Key Points

- ***Norwood's FDA pivotal clinical trial in the USA has been completed***
- ***Trial data will now be analysed to support FDA submission***
- ***This trial is a key step in US regulatory approval process for Norwood's device***

Drug delivery company Norwood Abbey Ltd, announces that it has completed the Food and Drug Administration (FDA) approved pivotal trial to demonstrate the safety and efficacy of its laser device to aid in topical anaesthesia.

This trial is a key step in the process for FDA approval for the product. The results will be submitted to the FDA in the near future as part of an application for approval to allow Norwood Abbey to market their device in the USA.

Bernie Romanin, Project Director of Norwood Abbey's Laser Drug Delivery Project, stated "This is an important milestone for Norwood Abbey's laser drug delivery technology as it is the next step in gaining entry into the American market."

The trial was designed to generate information to support the device's use in assisting in the delivery of a topical (skin) anaesthetic to reduce the pain associated with needle insertion procedures.

Norwood Abbey's Clinical and Regulatory Affairs Manager, Andrew Ellis, stated "With the US study complete we are now preparing to analyse the data and finalise our submission for FDA review. As is the general case with medical devices, the FDA review period for the submission varies between products. However, we are confident that our product will be approved."

Further details on Norwood Abbey's device and technologies is available on the Company's website: www.norwoodabbey.com

For further information, please contact:

Bernie Romanin
Director of Marketing
03 9782 7333

Stan Beer
Royce – Business and Communication Strategists
03 9639 2300; 0418 516 720

NORWOOD SIGNS WITH U.S. PHARMACEUTICAL COMPANY FOR LASER PROJECT

Key points:

- *Norwood enters strategic partnership with Ferndale Laboratories Inc in North America*
- *Ferndale is a leading supplier of topical anaesthetic products*
- *Ferndale will market and distribute Norwood's laser device and disposable tips in North America*
- *Ferndale anticipates significant expansion of anaesthesia market through introduction of Norwood's laser device*

Medical technologies company Norwood Abbey Ltd [ASX –NAL] advises that it has signed a Heads of Agreement with Ferndale Laboratories Inc., a respected drug developer, manufacturer and marketer of a range of pharmaceutical products, based in Michigan, USA. This is a major step for Norwood towards launching its laser device into the North American market.

Under the Heads of Agreement, Norwood will form a strategic partnership with Ferndale to market and distribute Norwood's laser device and disposable tips in conjunction with Ferndale's local anaesthetic drug "ELA-Max" in North America upon receipt of regulatory approvals. In the North American market, it is intended that Ferndale's established nationwide infrastructure will be used to market and distribute the products.

Ferndale has the important characteristics of a strategic partner that Norwood values: respected in their market, quality products, a strong team of people and synergies with Norwood. A decision to enter into a strategic partnership with Ferndale reflects the views of both companies that combining the two company's products may provide a major competitive advantage in the marketplace.

Executive Chairman, Peter Hansen stated, "Securing a strategic partner for our laser drug delivery technology has always been a primary objective for us. Norwood and Ferndale both have quality teams of people, excellent products and together we have the potential to share in a significant marketing opportunity in the US."

Ferndale's Chairman and CEO, Thayer McMillan II stated "The anaesthesia market is a key market for us and we believe that our relationship with Norwood has the potential to significantly expand the existing market for our local anaesthetic products." Ferndale is one of only a few manufacturers and distributors of specialty over the counter topical anaesthetics.

Norwood's laser device alters the outer layer of skin (the stratum corneum), allowing drugs to be delivered more efficiently into the human body.
As recently reported, Norwood has completed its FDA pivotal trial with a local anaesthetic. Results of these trials are being prepared for submission to the FDA for review. The device has TGA approval in Australia and manufacturing and marketing in Australia and SE Asia of the laser device has commenced. The North American marketing plan will be developed over the coming months, with the objective of product launch once FDA approval is received in 2002.

For further information, please contact:

Bernie Romanin
Director of Marketing
03 9782 7333

Stan Beer
Royce – Business and Communication Strategists
03 9639 2300; 0418 516 720

NORWOOD'S RESEARCH PARTNER, MIT, HAS DEVELOPED MICRO-NEEDLE WORKING PROTOTYPE

Key points:

- ***MIT completes development of micro-needle system working prototype***
- ***Pre-clinical studies expected to commence early 2002***
- ***Extensive patent applications now lodged***

Medical technologies group, Norwood Abbey Ltd (ASX:NAL), advises that its research partner, Massachusetts Institute of Technology ("MIT"), has completed development of the first bench level working prototype of the micro-needle drug delivery system.

Professor Ian Hunter's team at MIT was given the challenge of developing a drug-delivery system offering the following capabilities:

- Precise controlled delivery of drugs 'over time'
- Miniaturised for ease of use
- Designed for efficacy and patient safety
- Low-cost disposable to ensure extensive market application

Professor Ian Hunter's team has developed a bench level prototype that has the potential for the controlled and accurate delivery of a wide range of drugs transdermally (through the skin), into the human body, using micro-needles. Micro-needles are extremely narrow bore, hollow needles.

Professor Hunter, a world leader in biomedical miniaturisation, has developed a commercially viable method of manufacturing a micro-needle based 'wrist watch' sized device that is designed for precise regulated dosages of drugs to be delivered through the skin efficaciously and cost-effectively. The micro-needle system developed at MIT is also intended to provide an exact method of administering drugs that have, in the past, been difficult or impossible to deliver.

The design concept is particularly targeted at the delivery of high value, 'difficult to deliver' biological molecules.

Laboratory testing of the bench level working prototype has proven the ability to establish controlled and measurable flow rates of drugs using the delivery system. The system comprises three key elements – a non-disposable applicator, a re-usable delivery module and a disposable micro-needle drug capsule. The system is micro-processor controlled.

Pre-clinical trials are currently being designed and are expected to commence early in 2002.

Norwood Executive Chairman Peter Hansen noted: "MIT's delivery of a working prototype ahead of schedule provides Norwood with another exciting commercial opportunity. The potential market opportunities offered by the design concepts embodied in this low-cost drug delivery system have already led to interest from major pharmaceutical groups."

Norwood advises that its patent attorneys have filed extensive patent applications covering a number of aspects of the design of the device concepts. With the filing of patent applications and the delivery of the working prototype device, it is envisaged that commercial discussions with interested pharmaceutical groups will be pursued in 2002.

[Further information about MIT can be found by visiting their website at http://web.mit.edu/newsoffice/founders/summary.html].

[Further information about Norwood's projects can be obtained from the Company's website at www.norwoodabbey.com/indexresdev.htm].

For further information, please contact:

Bernie Romanin
Director of Marketing
03 9782 7333

Stan Beer
Royce – Business and Communications Strategists
03 9639 2300; 0418 516 720

NORWOOD IMMUNOLOGY PROJECT CLINICAL STUDY YIELDS POSITIVE RESULTS – OTHER STUDIES TO BE EXPANDED

Key points:

- ***Prostate cancer study produces strong positive results***
- ***Other clinical trials proceeding to plan***
- ***Clinical trials to be expanded to Europe and USA***
- ***Continued investigation of commercial directions and opportunities***

As previously advised, medical technologies group Norwood Abbey Ltd. (ASX: NAL), is currently conducting four human clinical studies at major Australian hospitals to investigate the effects of using GnRH analogue drugs to stimulate the possible re-growth of the thymus gland and the consequent production of new T Cells. These studies comprise:

- Prostate cancer patients
- Bone marrow transplant patients
- Immuno-suppressed cancer patients
- HIV/AIDS patients

Prostate cancer clinical trials
The clinical study associated with prostate cancer patients, which commenced in September 2000, has produced extremely encouraging initial results. A substantial proportion of treated patients has demonstrated a clinically significant increase in T cells – a fundamental component of the immune system.

Norwood believes that this study may provide the basis for the early use of GnRH analogue drugs in the treatment of a range of human cancers.

Additional studies with early stage cancer patients are planned to commence during 2002 at a number of hospitals.

Other clinical trials

The bone marrow transplant (BMT) study commenced in May 2001, as a small-scale clinical trial designed to give an initial indication of likely efficacy of GnRH analogue drugs in patients receiving BMT.

Given the positive results of the prostate trial, Norwood has agreed with its clinical, scientific and licensing advisors that it would be prudent to extend the bone marrow transplant study to centers in Europe and the USA as soon as possible. At the same time, the patient numbers being entered into the Melbourne study will be increased.

The BMT trial is now considered an ongoing study. Accordingly, to protect the commercial, regulatory and intellectual property integrity of the trial, the clinical investigators cannot at this stage disclose data relating to the study.

The initial clinical studies associated with immuno-suppressed cancer and HIV/AIDS patients are ongoing.

GnRH analogue drugs are also used in the treatment of endometriosis in women. Based on the findings of the prostate cancer studies, Norwood intends to extend these studies to endometriosis patients to observe their immunological responses. This trial is to be conducted in Melbourne commencing early 2002.

The company expects to report progressively on all these trials throughout 2002.

Implementation of future trials
At this stage, based on ongoing discussions with a number of parties, Norwood intends that the proposed new and ongoing trials will be fully funded for at least the next two years, without the need to seek additional funds from its existing shareholders.

With an ongoing program of clinical trials and further cutting-edge scientific work on thymic re-growth and immune enhancement firmly in place, a range of alternate commercial directions have evolved from Norwood's innovative immunology programs.

Over the course of the past year, Norwood has undertaken exhaustive investigation of these commercial alternatives. Proper consideration of these alternatives is being actively pursued, a course of action which is critical to the success of any business that is exploring the boundaries of medicine and developing totally new clinical treatment concepts.

Norwood anticipates a range of alternate commercial opportunities to arise for the Immunology Project, based on the outcomes of existing clinical trials and its innovative science.

The Immunology Project, focusing on thymic re-growth is operated through a wholly-owned subsidiary, Norwood Immunology Pty Ltd (formerly Mediated Immunity Pty Ltd).

For additional information on this project and Norwood's other strategic platforms, visit the company's website at www.norwoodabbey.com.

For further information, please contact:

Bernie Romanin
Director of Marketing
03 9782 7333

Stan Beer
Royce – Business and Communication Strategists
03 9639 2300
0418 516 720

NORWOOD GRANTED U.S. PATENT - FURTHER STRENGTHENS INTELLECTUAL PROPERTY POSITION

Key Points:

- ***Patent issued for an improved method of delivering drugs through the skin without the use of a needle***

Medical technology company Norwood Abbey Ltd [ASX:NAL] announces it has been issued a new patent further strengthening its laser drug delivery technology.

This is the seventh patent that has been granted to Norwood Abbey relating to laser-assisted drug delivery. These patents principally cover the use of a laser to alter the skin for the general purpose of delivering drugs or removing bodily fluids. The issuance of this patent has further bolstered Norwood's extensive portfolio of patents in drug delivery.

Executive Chairman Peter Hansen explained, "The issue of another key patent supports Norwood's innovative technologies in delivering drugs through the skin and demonstrates our strong Intellectual Property position to the international medical community."

As prescribed in Norwood's prospectus, this patent application (Family 8) had been filed with the United States Patent Office in 1997 and it has now been issued and granted to Norwood.

Norwood's Laser-assisted Drug Delivery (LAD) device uses laser energy to alter the surface of the skin to assist the permeation of topically applied drugs. The first application of the technology is for the use with topical anaesthetics to be used prior to medical procedures and intravenous (IV) insertions. The LAD device has recently completed its final FDA pivotal clinical trial in the United States.

[Further information about Norwood's projects can be obtained from the Company's website at www.norwoodabbey.com/indexresdev.htm].

For further information, please contact:

Bernie Romanin
Director of Marketing
03 9782 7333

Stan Beer
Royce – Business and Communications Strategists
03 9639 2300; 0418 516 720

23/12/02

NORWOOD APPOINTS INTERNATIONAL ADVISORY BOARD

Recognition of the international standing of Norwood has been shown by the formation of a Medical and Scientific Advisory Board for Norwood's Immunology Project. Six of the world's pre-eminent clinicians and immunologists have accepted an invitation to be founding members of this Board (see panel to the right). This project has taken significant steps towards placing Norwood and its partners in the vanguard of global scientific research.

Clinical studies on the possible re-growth of the thymus have yielded very encouraging results and have provided significant grounds for optimism with respect to the future of the project.

Clinical endpoints have been reached in a study on bone marrow transplants at two major Melbourne hospitals. The results are very encouraging and led to the Company entering into arr angements with a number of prestigious hospitals as well as the formation of the Medical and Scientific Advisory Board.

In the course of this year the Company has negotiated a new long-term agreement with Monash University expanding the scope of this project. Patents covering expanded areas of use have been filed.

A number of research institutions/hospitals are expected to participate in a major clinical trial in the USA, which is expected to commence early next year.

They are; Dana Faber Cancer Institute, Boston, MD Anderson Cancer Center, Houston, University of Minnesota and Memorial Sloan-Kettering Cancer Center, New York.

A cover article in the prestigious scientific journal, Nature Immunology, reported in July 2002 on the world first by Associate Professor Richard Boyd and his team at Monash University. The team successfully grew a functioning thymus from stem cells.

The Immunology Project is now at the stage where it is appropriate to transfer management offshore. The company has decided to separate the Immunology Project from Norwood into a fully owned subsidiary and is examining the possibility of listing that company on the international market to crystallise its value for Norwood shareholders. The Company is examining the possibility of attracting strategic investors - with a special interest in immunology - to take a small equity position in that company.

No other Australian medical technology company can boast such a prestigious line-up on an advisory board, responsible for the monitoring and reviewing of all scientific programs associated with immunology technologies. It will make recommendations to the Board of Directors on the strategic and clinical direction of each element of the technologies and alternative options for commercialisation.

The Board members are:

Dr. Richard Champlin, Professor of Medicine & Chairman, Department of Blood and Marrow Transplantation, MD Anderson Cancer Center, Houston, Texas, USA. Dr Champlin is one of the most highly respected bone marrow transplant surgeons in the world, heading transplantation at the M.D. Anderson Cancer Center, Texas. He is a world leader in this field for over 20 years. He was the physician who attended the Chernobyl patients.

Dr. Bruce R. Blazar, M.D., Professor & Andersen Chair in Transplantation Immunology, Department of Paediatrics, Associate Director, Division of Bone Marrow Transplantation, University of Minnesota, USA. Dr. Blazar has an outstanding international reputation as a clinical researcher in hemopoietic stem cell transplantation, with a prodigious ability to translate basic research findings to clinical applications.

Dr. Lee Nadler, Senior Vice-President, Experimental Medicine, Dana Faber Cancer Institute, Boston, Massachusetts, USA. Dr Nadler is a leading figure in cancer research and its clinical management for nearly 30 years and a world authority in this field, serving on numerous scientific, clinical and advisory boards in the USA.

Professor Georg Hollander, Professor & Head, Paediatric Immunology, Department of Research, Basel University Medical School, Switzerland. Dr Hollander is a clinician and world leader in research immunology, with a particular focus on the genes involved in thymic development and function and the restoration of immune function in hemopoietic stem cell transplant patients.

Dr. Paul Travers, Deputy Director, Anthony Nolan Research Institute, The Royal Free Hospital, London, U.K. The Anthony Nolan Trust was the world's first bone marrow donor registry over 25 years and has been providing donors for unrelated haematopoietic stem cell transplants. In the last five years, the Anthony Nolan Trust has founded a research institute dedicated to improving the outcome of stem cell transplantation. The recent fusion of the transplant programmes of the Royal Free and University College Hospitals, following the merger of the respective Medical Schools, has created the largest transplant centre in Europe.

Dr. Yousuke Takahama, Ph.D., Professor & Director of Immune System Development, RIKEN Research Center for Allergy and Immunology, Institute for Genome Research, Graduate School of Medicine, University of Tokushima. Dr Takahama is a highly respected scientist and Team Director of the RIKEN Research Center in Yokohama. He has extensive experience in immunology and has written a significant number of papers and publications in relation to this field.

NORWOOD ABBEY LIMITED
63 Wells Road Chelsea Heights VIC 3196 Australia
Tel +61 3 9782 7333 Fax +61 3 9782 7334 norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD ABBEY news
ISSUE FIVE ■ DECEMBER 2002

NORWOOD MOVES CLOSER TO GLOBAL MARKETS



At Norwood's Annual General Meeting in Melbourne in November, Mr Peter Hansen, Executive Chairman of Norwood, stated that while the Company is developing five different projects – four drug delivery technologies as well as the Immunology Project – the Company is focused on the two projects – lasers and immunology – that are expected to generate revenues over the next two years.

The Company announced that it is currently targeting at trading on both a profitable and cash flow positive basis (based on a 'month to month basis') in the course of the later part of calendar year 2004.

The main contributor, in the short term, to both revenue and profits will be the Company's laser anaesthetic project. Sales in North America are projected to commence in mid 2003, while sales in Europe are projected to commence in the later part of 2003. Initial small sales have already been made to Asia.

It is also currently anticipated the first royalties from the Immunology Project will be received in the later half of 2004.

While the strategy with respect to the laser project has always been to primarily concentrate on the receipt of an annuity or continuing revenue stream from the sale of single use disposable 'tips' (one used each time the device is used), the Company also expects to generate profits from the device.

Under the commercial arrangements that have been negotiated with Ferndale Laboratories Inc. in Detroit, Norwood expects to net approx AUD$2.00 per disposable/procedure. Market research has indicated that devices are likely to be used, on average, 1,000 times per annum. Norwood expects to earn approximately AUD$2,000 per device per annum.

In order to maximize market penetration, the Company has negotiated an arrangement with Ferndale whereby in a situation where a potential customer is not able to 'fund' the capital cost of the device, Norwood – together with Ferndale – will be able to place a device with a customer in return for the purchase of a minimum number of 'procedures' i.e. drugs and disposable tips. Such an initial transaction may not yield significant profits but would recoup all Norwood's costs.

The Company currently expects to have sold or placed 10,000 devices by the end of calendar 2005.

This would generate – on an ongoing basis – approximately AUD$20 million per annum in gross profit or approximately 15 cents (pre-tax) for each Norwood share on issue.

the Company is focused on the two projects – lasers and immunology – that are expected to generate revenues over the next two years.

The Immunology Project is aimed at re-growth of the thymus gland in adults and centres on an astonishing scientific breakthrough made by Norwood's partner, Monash University in Melbourne: the growth of a new and fully functioning thymus in an animal. As the primary site for production of vital T cells, this gland is arguably the most important organ of the human immune system.

The markets being addressed by the project include cancer, viral infections, auto-immune diseases, vaccinations and transplantation (organ, bone marrow and stem cells).

Norwood has, over the past several months, been discussing and negotiating the terms of a prospective license agreement with a number of possible pharmaceutical partners.

Norwood is currently finalising commercial arrangements for the licensing of its technology and patents. Norwood anticipates these commercial arrangements will include the payment to Norwood of license fees and royalty payments based on the sale of GnRH analogue drugs for the Norwood immunology indications.

The clinical research has shown that for the majority of these applications, treatment will typically comprise a six-month course of a GnRH analogue at a cost of approximately US$1,500 to US$2,000. Norwood expects to be able to negotiate arrangements that will allow Norwood to earn royalties based on the sale of these drugs.

The continuing research by Associate Professor Richard Boyd's group at Monash University - as well as the preliminary results of the clinical trial being conducted at two Melbourne hospitals - has led to Norwood collaborating with five pre-eminent US research institutions/hospitals as well as the Royal Free Hospital in London.

In addition, Norwood has formed a Medical and Scientific Advisory Board with 6 pre-eminent clinicians as the foundation members.

ALSO IN THIS ISSUE

NEW NEEDLE-LESS DRUG DELIVERY DEVICE

Norwood has developed a needle-less injection technology, which has a potential market measured in hundreds of millions of dollars.

Norwood is developing a portable, handheld device aimed at injecting drugs in a similar manner to a syringe but without the use of a needle.

It is:

- Safe
- Low cost
- Silent

Norwood has developed a needle-less injection technology, which has a potential market measured in hundreds of millions of dollars.

This exciting project, which has potential applications in both the human and veterinary markets, is being developed at the Massachusetts Institute of Technology ("MIT") as a result of the Company's research agreement on micro-needles and has been developed under Norwood's sponsored research agreement with MIT.

The project is aimed at addressing the worldwide drive to eradicate the accidental 'needle-stick' injuries from medical practice and which can cause the transmission of disease.

An estimated 16 billion injections are administered annually across the world. Accompanying this is a significant danger, with more than one million health workers, particularly nurses, throughout the world injured annually by sharp objects, mostly needles.

The most common forms of infection from accidental needle-stick injuries are hepatitis B, hepatitis C, and human immuno-deficiency virus (HIV). Other diseases also include malaria, tuberculosis, typhus, and herpes.

It is estimated that needlestick injuries cost the healthcare industry hundreds of millions of dollars annually in insurance premiums. In the USA, the Needlestick Safety and Prevention Act was initiated in 2000 to encourage the health industry to move away from unsafe needles.

Half of the injections administered in developing countries are reused syringes. In some countries they are used up to three or four times, causing an alarming spread of diseases.

The system uses an extremely fast and powerful fibre-activated pump that fires a drug at the skin fast enough to penetrate without using a needle.

It has very broad application; control of delivery, reproducible results and is silent. The Company has a bench-level prototype and has delivered drugs through animal skin. The technology relies partially on a patent that has been licensed to Norwood from McGill University in Canada. Norwood has full international rights for the commercialisation of this project and will be entitled to all future returns from the project, subject to the right of MIT and McGill University to earn royalties on future revenue.

The system is being developed in three different forms:- delivery of a single drug; delivery of multiple drugs at the one time; and for rapid repeat deliveries of vaccines. The system employs disposable drug vials and offers a controlled dosage.

The revenue model is similar to that of the laser technology, where the product is being designed so that Norwood will be able to generate an ongoing return from use of the device, on a per procedure basis.

Norwood is targeting to get the cost 'per procedure' down to a level that is similar to that of a syringe.

The Company has filed a large number of USA patents on the core technology and received approaches from some of the top ten pharmaceutical companies.

LASER PROJECT TO GENERATE SUBSTANTIAL REVENUES





Norwood is close to generating substantial revenue from its revolutionary laser device ('LAD') for the delivery of topically applied anaesthetics.

The LAD alters the outer layer of the skin (stratum corneum) to allow drugs to penetrate more efficiently into the body, dramatically decreasing dermal anaesthesia from 30 minutes to just five minutes.

Among uses for the LAD are injections, intravenous insertions and blood sampling.

Besides the significant initial market for its use in North America, Norwood has also commenced discussions with respect to targeting the European and Australasian markets. Limited sales have already been made in Australasia for specific applications and the project is expected to progressively generate substantial revenue from Asia.

Norwood will get an attractive margin on the sale of its single-use disposable tips.

The market for topical anaesthetics exceeds US$100 million a year, mostly in the USA. Market research shows that eliminating pain from blood donations would encourage more donors, who at present are just three per cent of Americans. There are approximately eight million blood donors in the USA, who give 13 million donations annually.

As preparations are made for the North American product launch, there is close collaboration with USA pharmaceutical firm, Ferndale Laboratories. Under an agreement, Ferndale's topical anaesthetic will be administered with the LAD, placing it into hospitals and surgeries across the USA.

As part of this strategy, Norwood has appointed a Vice-President for the laser project in North America, Mark McLoughlin, a distinguished healthcare industry specialist. Mr McLoughlin will take the project to the next step of manufacturing, market development, sales, marketing and distribution.

He will also seek further commercial applications, such as the possible delivery of vaccines, anti-inflammatories and other drugs.

The timing of the FDA (Food and Drug Administration) clearance for North America cannot be predicted, but is expected shortly.

As a result of positive feedback from the USA market, work is now under way on a second-generation laser device for local anaesthetics that would cover a wider area of the skin. The Company is optimistic about the returns on this project from 2003 onwards.

To keep costs low, both the manufacture of the LAD and disposable tips is being outsourced to international groups with great experience in manufacturing medical devices. This will of course, also reduce Norwood's need for working capital and reduction in the cost of the LAD and the tips. Norwood will get an attractive margin on the sale of its single-use disposable tips.

staff snapshots



PAUL CLARK

Quality & Regulatory Affairs Manager

B. App. Sc. in Medical Biophysics & Instrumentation, Swinburne University of Technology, Victoria, Australia

Paul Clark has been with the company since January 2002 and is responsible for the quality system and obtaining national and international regulatory approvals to market our products. Paul has over 10 years experience in quality and regulatory affairs, having previously worked with TUV Product Services based in Boston MA, the Therapeutic Goods Administration (TGA) as a Medical Devices Reviewer and most recently with Perth company Q-Vis Ltd.



MARK McLOUGHLIN

Vice President, North America

B.A. - Psychology, University of Arizona, USA

Business Finance - University of Michigan, USA

Mark McLoughlin was appointed in September 2002 to head Norwood's laser project commercialisation and is responsible for co-ordinating all aspects of the project including manufacturing, market development, sales, marketing and distribution. Mark joins Norwood after a distinguished career with American Hospital Supply Corporation, Baxter Healthcare Corporation, and Mallinckrodt, and prior to joining Norwood, he was President of North America for Ion Beam Applications Inc.


NORWOOD ABBEY

Norwood Abbey progresses international clinical trial for bone marrow transplantation

Key points

- Five leading hospitals from three countries agree to participate in a major BMT trial
- Immunology Project on course to secure major US pharmaceutical partner
- Independent legal and financial structure for Immunology Project established
- Listing of Immunology Project on London's AIM exchange is progressing to plan

Norwood Abbey Ltd (ASX: NAL.) advises that a group of world-renowned clinicians has endorsed a planned bone marrow transplantation study for Norwood Immunology, a subsidiary of Norwood Abbey, at a recent meeting in the USA. The meeting determined the nature of a Phase 2 trial involving haemopoietic stem cell transplantation for leukaemia patients undergoing chemotherapy. This is an extension of the current Melbourne-based trials.

The endorsement by this international expert panel of clinicians now allows Norwood Immunology to agree a formal trial protocol with the FDA and individual hospital review panels. Patient recruitment is estimated to commence in 2004 and will involve between 160 and 200 patients, conducted on a randomised, placebo controlled basis.

The clinicians and clinics participating as members of Norwood's Scientific Advisory Board or as Principal Investigators include:

Dr Richard Champlin, M.D. Anderson Cancer Center, Huston, Texas
Dr Marcel van den Brink, Memorial Sloan-Kettering Cancer Center, New York
Dr Bruce Blazar, Bone Marrow Transplantation, University of Minnesota, Minneapolis
Dr Paul Travers, Royal Free Hospital, London
Dr Miles Prince, Peter MacCallum Cancer Institute, Melbourne

As previously reported, a trial in HIV/AIDS is planned with support from a group of renowned Swiss clinicians and the American National Institutes of Health (NIH).

Additionally, two smaller trials, in other clinical indications, are also likely to proceed simultaneously with major support from the clinics involved.

If successful, these trials will form the basis for further expansion of Norwood Immunology's technology in a wide variety of other clinical indications, including cancer, vaccination and infectious diseases.

As previously reported, Norwood Immunology plans to conduct its trial programme having secured a major pharmaceutical partner to cooperate in the trials and for ultimate commercialisation of the technology. Discussions with Norwood's preferred US partner are at an advanced stage.

Norwood Abbey also advises that it has now established an independent legal and financial structure for Norwood Immunology, and has already secured A$2.8 million of independent funding for this subsidiary. It is anticipated that further fundraising will occur during the remainder of this year in order to provide funds for, *inter alia*, Norwood Immunology's research and development programme. It is also planned to seek a listing in the near term for Norwood Immunology on the AIM exchange in London.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

14/08/03


NORWOOD ABBEY

NORWOOD ABBEY ENTERS INTO COMMERCIALISATION PARTNERSHIP FOR ASIA PACIFIC

Key points:

- ***Commercialisation partner appointed for key Asian countries***
- ***Country specific marketing strategies being developed***
- ***Key distributors identified***
- ***Process initiated to obtain all relevant registrations and regulatory clearances***

Norwood Abbey Limited (ASX:NAL) advises that it has appointed MedNet International as its commercial partner for Asia Pacific. Taiwan-based MedNet International has extensive experience in the region in the sales and marketing of medical products specifically in the area of medical lasers.

The countries included in this agreement are China, Taiwan, Korea Thailand, Singapore, Indonesia, Malaysia and India. Additional countries may be added to this agreement at a later stage.

The role of MedNet International is to manage all aspects of the sales and marketing of Norwood's Laser Assisted Drug Delivery (LAD) product for the local anaesthesia application in the defined countries.

The activities and responsibilities of the partner are as follows:

- Identify and implement all product registration and regulatory clearances;
- Identify and appoint distributors with appropriate skills and infrastructure;
- Manage individual territory distributors to achieve sales & marketing goals;
- Manage service and technical support for the region.

Norwood's Director of Marketing, Bernie Romanin stated "We are very excited to have MedNet International as our partner for Asia Pacific. They have extensive knowledge of the region and have existing distributors of medical products that can sell the LAD products.
Additionally, Norwood's US FDA 510(k) clearance will be a key element for achieving specific country regulatory clearance."

It is expected that the first LAD products will be shipped to Asian Distributors during September 2003.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

10/08/03


NORWOOD ABBEY

NORWOOD LASER DEVICE MANUFACTURING UNDERWAY

Key Points:

- ***Laser Assisted Delivery (LAD) device manufacturing underway.***
- ***Technology transfer to LightMed successfully completed***
- ***First full production run expected to be completed before end of August***

Norwood Abbey Limited (ASX:NAL) advises that the manufacture of the first batch of its Laser Assisted Delivery ("LAD") Device has commenced and is progressing to plan.

Upon completion of the first batch of units before end of August, Norwood expects these devices to be delivered to both the USA and to Asian Distributors.

As reported previously the manufacturing of the LAD device has been outsourced to LightMed Corporation ("LightMed") in Taiwan.

Norwood's Quality and Engineering staff have been in Taiwan assisting the LightMed Team in setting up the procedures for routine manufacture of the product. As a result the technology and manufacturing transfer to LightMed has been completed successfully.

LightMed is an international medical device company based in Taiwan, with its foundation in the Medical Instrumentation manufacturing field. It is a registered manufacturing establishment with the FDA and has extensive experience in the manufacture of medical devices including 15 years experience in laser products. LightMed is an ISO13485 approved company as well as having a USA Federal Code of Regulation 21CFR820 approval.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

MANUFACTURE OF FIRST BATCH OF DEVICES COMPLETED

Key Points:

- ***First run of Laser Assisted Delivery (LAD) devices manufactured***
- ***1,200 devices deliverable by end of financial year 2004***
- ***LightMed manufacturing process passes all quality, verification and manufacturing engineering specifications***
- ***Devices to be shipped to the USA and Asia***

Norwood Abbey Limited (ASX:NAL) advises that the manufacture of the first batch of its Laser Assisted Delivery ("LAD") Devices has been successfully completed. The first batch of units are to be shipped to both the USA and to Asian distributors.

Under Norwood's manufacturing partnership with LightMed Corporation ("LightMed") in Taiwan, Norwood has placed an initial order for a minimum of 1,200 devices, deliverable before the end of the financial year.

The outsourcing of device manufacture to LightMed in Taiwan has been very successful. Lightmed has rapidly integrated the manufacture of the LAD device into their ISO certified and FDA cGMP compliant manufacturing system s.

This first batch has been used to verify and validate all aspects of the technology transfer and manufacturing standard operating procedures (SOP's). Norwood's Quality and Engineering staff have been in Taiwan to conduct final sign-off and release for sale of the LAD units.

Norwood's Director of Marketing, Bernie Romanin stated " We have been very impressed with the quality and capabilities of LightMed and the transfer into manufacturing has proceeded very smoothly."

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com



Press Release

Standard & Poor's Announces September 2003 Quarterly Rebalance Changes to S&P/ASX Indices

Sydney, September 5, 2003 — Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on September 19, 2003 the following constituent additions and deletions will take place in the S&P/ASX 300 index. These additions will be reflected in the starting portfolio of September 22, 2003.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

NO CHANGES

S&P/ASX 100

NO CHANGES

S&P/ASX 200

NO CHANGES

S&P/ASX 300

NO DELETIONS

ADDITIONS

CODE	NAME
ACF	ACUMEN CAPITAL PROPERTY SECURITIES FUND
AHS	ATLAS GROUP HOLDINGS LIMITED

ANE	AUSPINE LIMITED
CIR	CIRCADIAN TECHNOLOGIES LIMITED
COF	COFFEY INTERNATIONAL LIMITED
FWD	FLEETWOOD CORPORATION LIMITED
GTG	GENETIC TECHNOLOGIES LIMITED
GTM	GIANTS REEF MINING LIMITED
KYC	KEYCORP LIMITED
KRS	KRESTA HOLDINGS LIMITED
LOK	LOOKSMART LIMITED
MLE	MACQUARIE LEISURE TRUST GROUP
MXI	MAXITRANS INDUSTRIES LIMITED
MBP	METABOLIC PHARMACEUTICALS LIMITED
NAL	NORWOOD ABBEY LIMITED
PIV	PEPPERCORN INVESTMENT FUND
PSA	PETSEC ENERGY LIMITED
SFC	SCHAFFER CORPORATION LIMITED
SDI	SDI LIMITED
SOT	SP TELECOMMUNICATIONS LIMITED
SGL	SYDNEY GAS LIMITED
TNE	TECHNOLOGY ONE LIMITED
UNI	UNITRACT LIMITED
UXC	UXC LIMITED
VWD	VILLA WORLD LIMITED
VGL	VOLANTE GROUP LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au and www.spglobal.com.

About Standard & Poor's
Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), provides independent financial information, analytical services, and credit ratings to the world's financial markets. Among the company's many products are the S&P Global 1200, the world's first global, equity, real time index; the S&P 500, the premier U.S. portfolio index; and credit ratings on more than 220,000 securities and funds worldwide. With more than 5,000 employees located in 18 countries, Standard & Poor's is an integral part of the world's financial architecture.

For more information contact:

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

NORWOOD ABBEY

NORWOOD ABBEY TO PRESENT AT THE eG CAPITAL – BIOTECHNOLOGY EXPO 2003

Norwood Abbey Limited (ASX:NAL) advises that it is today presenting at the eG Capital Biotechnology Expo 2003 being held in Sydney. A copy of the presentation being made by Mr. Bernie Romanin, Norwood's Director of Marketing, can been obtained from the "News" section of the company's website.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
Bvoss@lhai.com
310-691-7100
www.lhai.com

LASER COMMERCIALISATION PROGRAM UPDATE

Key points:

- ***Asia Pacific distributor's meeting successful***
- ***European distributors meeting in late October***
- ***Progressing towards CE mark for European commercialisation***
- ***LAD to be exhibited at largest US paediatric meeting November 1-4th***

Norwood Abbey Limited (ASX:NAL) advises that it's commercial activities for the Laser Assisted Drug Delivery (LAD) product are progressing very well.

A meeting of Asia Pacific medical distributors was held last week with attendees representing Norwood's key Asian countries present. The meeting which was co-hosted by Norwood and its Asia Pacific commercialisation partner, MedNet International, included representatives from Korea, Taiwan, China and other Asian countries.

The key objectives of the meeting were to provide Norwood's partners with detailed sales and marketing plans as well as product training to assist them in the introduction of the LAD technology in their markets. Over the next few months these distributors will be assessing the market opportunity in their country, identifying and accessing key thought-leaders and applying for product registrations where required.

During October, Norwood will be presenting at a European Distributor Alliance meeting. In addition it is planning to exhibit at Medica, Europe's largest medical products congress to be held in Germany in late November. In support of the commercial strategy for Europe, Norwood is progressing toward receipt of the CE Mark for the product, a requirement to promote the product in Europe. The CE Mark is expected in early 2004.

In support of its US Commercial Plan, Norwood will be exhibiting at the American Academy of Pediatrics (AAD) meeting in November. This meeting attracts over 10,000 delegates, including specialist children's physicians and nurses. This meeting is a key strategic component of Norwood's US commercial program. Norwood expects to receive strong interest from conference attendees.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

THIS IS AN IMPORTANT DOCUMENT

AND REQUIRES YOUR ATTENTION

**If you are in doubt as to how to deal with it,
Please consult your financial or other professional adviser.**

NORWOOD ABBEY LIMITED

ACN 085 162 456

NOTICE OF ANNUAL GENERAL MEETING
AND INFORMATION BOOKLET

Notice is given that the Annual General Meeting of Norwood Abbey Limited will be held at ANZ Pavilion, Victorian Arts Centre, St. Kilda Road, Melbourne on 27 November 2003 commencing at 11am.

NORWOOD ABBEY LIMITED
ACN 085 162 456
NOTICE OF MEETING

Notice is given that the Annual General Meeting of the members of Norwood Abbey Limited (**Company**) will be held at ANZ Pavilion, Victorian Arts Centre, St. Kilda Road, Melbourne on 27 November 2003 commencing at 11am.

BUSINESS

A. Financial Statements and Reports

To table the financial statements of the Company for the year ended 30 June 2003 and to provide the members with the opportunity to raise any issues or ask questions generally of the directors (and the auditor) concerning those financial statements or the business and operations of the Company.

B. Ordinary Resolutions

To consider and, if thought fit, to pass each of the following resolutions as an ordinary resolution:

Resolution 1 - Re-election as a Director

That Mr Ronald Sinclair Lewis, a Director retiring by rotation in accordance with the Constitution, being eligible and having signified his candidature for the office, be and is hereby re-elected as a Director.

Resolution 2 - Remuneration for Non-Executive Directors

That for the purpose of being able to attract and retain high calibre directors (including international directors) that the maximum aggregate annual sum able to be paid as remuneration to Non-Executive Directors collectively be increased from $250,000 to $500,000.

Resolution 3 - Ratification of Prior Issue of Securities

That, in accordance with the requirements of Australian Stock Exchange Listing Rule 7.4, shareholders ratify the issue of the following securities:

Name	Shares issued at $0.45	Shares issued at $0.50	Shares issued at $0.55	Partly paid shares	Options exercisable at $0.75[1]	Options exercisable at $0.80[2]	Options exercisable at $1.00[3]
Gem Global Yield Fund	444,444						225,000[4]
Index Options Pty Ltd			909,091			454,546	454,546
National Nominees Limited			310,000			155,000	155,000
Index Options Pty Ltd				1,750,000			
Index Options Pty Ltd				1,750,000			
Index Options Pty Ltd				1,750,000			
Index Options Pty Ltd				1,000,000			7,090,909
Mr Cable Belousoff				100,000			
Mr Lyndon Belousoff				100,000			
Mr Paul Belousoff				100,000			
Mr Paul Belousoff				100,000			
Mr Paul Belousoff				100,000			
Mrs Coby Belousoff				340,909			
Advanced Publicity Pty Ltd	77,778						
Alfred Murray Estates Pty Ltd	15,000						

Name	Shares issued at $0.45	Shares issued at $0.50	Shares issued at $0.55	Partly paid shares	Options exercisable at $0.75[1]	Options exercisable at $0.80[2]	Options exercisable at $1.00[3]
Anacana Pty Ltd	77,778						
Mr Desmond Anderson	50,000						
Anph Pty Ltd	116,667						
Calibrate Recruitment Pty Ltd	77,778						
Chifley Capital	38,889						
Dixtru Pty Ltd	38,889						
Dragonlyn Pty Ltd	155,556						
Droga Capital Pty Ltd	38,889						
G & G Marketing Pty Ltd	77,778						
The Hanger Company Ltd	77,778						
Mr Peter Hayman	38,889						
Imperial Investors Pty Ltd	19,444						
Intersuisse Issues Pty Ltd	153,330						
Intersuisse (Nominees) Pty Ltd	116,667						
Kamerad Trading Limited	20,000						
Mr Richard Keevers	38,889						
Mr Stephen Klein	38,889						
Mulgara Pty Ltd	77,778						
Ms Annmaree Peake	18,889						
PPT Nominees Pty Ltd	77,778						
Vagg Investment Management Services Pty Ltd	38,889						
Mr Ian Warner	77,778						
Index Options Pty Ltd		3,200,000					
Mr Wayne Daryn King & Mr Craig Allan King		50,000					
Mr Christopher Robert Rickard		50,000					
Mr James Francis Rickard & Mrs Patrice Anne Rickard		225,000					
Ray Brooks Pty Ltd		825,000					
Mr Christopher Brooks & Mr Stephen Brooks		350,000					
Ms Janet Brooks & Miss Lynette Brooks		100,000					
Mr Raymond Brooks & Mrs Beverly Brooks		200,000					
Straffan House Investments Pty Ltd		200,000					
Rovno Pty Ltd		1,600,000			4,000,000		
Totals	2,004,444	6,800,000	1,219,091	7,090,909	4,000,000	609,546	7,925,455

1. Options expiring 31 December 2004
2. Options expiring 31 December 2004
3. Options expiring 31 December 2004
4. Options expiring 31 December 2003

BY ORDER OF THE BOARD

Jeffrey Bell
Company Secretary

27 October 2003

NOTES:

1. The further details of the resolutions contained in the Information Booklet accompanying this Notice of Annual General Meeting should be read together with and form part of this Notice of Annual General Meeting.

2. In accordance with regulation 7.11.37 of the Corporations Regulations, a person's entitlement to vote at the Annual General Meeting will be determined by reference to the number of fully paid ordinary shares registered in the name of that person (reflected in the register of members) as at 07.00pm (Melbourne time) on 25 November 2003, for the purposes of the meeting.

PROXIES:

1. A member entitled to attend and vote at the meeting has the right to appoint a person as the member's proxy to attend and vote for the member at the meeting.

2. If a member is entitled to cast two or more votes at the meeting, they may appoint two proxies (but no more) provided that an appointment of two proxies shall have no effect unless each proxy is appointed to represent a specified proportion of the member's voting rights aggregating no more than 100% of that member's voting rights. If the member appoints two proxies, neither proxy may vote on a show of hands.

3. A proxy need not be a member of the Company.

4. The proxy form must be signed by the member or his or her attorney. Proxies given by corporations must be signed either under seal or under the hand of its duly authorised attorney.

5. If any shareholder is unable to attend the Annual General Meeting, he/she is strongly urged to return their proxies as soon as possible.

   To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be lodged with the Company's Share Registry, Computershare Investor Services Pty Limited at GPO Box 242, MELBOURNE VIC 3001 or by facsimile on 61 3 9473 2555 by 11am on 25 November 2003, being not later than 48 hours before the time for holding the meeting.

6. If the form of proxy is signed but is blank in all other material aspects, it will be taken to mean that it is in favour of the Chairman of the meeting for full voting rights. The Chairman will vote the proxy in favour of all resolutions.

7. A proxy may decide whether to vote on any resolution, except where the proxy is required by law or the Constitution to vote, or abstain from voting, in their capacity as proxy. If a proxy is directed to vote on an item of business, the proxy may vote on that item only in accordance with that direction. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

8. A proxy form accompanies this Notice of Annual General Meeting.

VOTING EXCLUSION STATEMENTS:

Resolution 2

9. The Company will disregard any votes cast in respect of Resolution 2 by:

(a) any Director of the Company; and

(b) any associate of a Director of the Company.

However, the Company need not disregard a vote if:

(c) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or

(d) it is cast by any such person, if he or she is acting as Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as a proxy decides.

Resolution 3

The Company will disregard any votes cast in respect of Resolution 3 by:

(a) any person who participated in, or who may benefit from, the issue of securities;

(b) an associate of any person who participated in, or who may benefit from, the issue of securities.

However, the Company need not disregard a vote if:

(c) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(d) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

NORWOOD ABBEY LIMITED
ACN 085 162 456

INFORMATION FOR SHAREHOLDERS

PURPOSE OF INFORMATION

This Information Booklet is given to shareholders in relation to the resolutions to be considered at the Annual General Meeting of the Company to be held on 27 November 2003 at 11 am.

Shareholders should read the full text of this Information Booklet before deciding how to vote, as the information contained in the individual sections does not create a comprehensive review of the proposals contemplated in this Information Booklet.

If you are in any doubt about the action which you should take in relation to the proposals contemplated in this Information Booklet, you should consult your financial or other professional adviser immediately.

Words or expressions used in this Information Booklet are defined below. Unless otherwise stated, all references to sums of money, '$' and 'dollars' are references to Australian currency.

Definitions

In this Information Booklet the following terms have the following meanings:

ASX means Australian Stock Exchange Limited.

Board means board of Directors.

Company means Norwood Abbey Limited ACN 085 162 456.

Director means a director of the Company from time to time.

Listing Rules means the official listing rules of ASX from time to time.

Notice of Meeting means the notice of Annual General Meeting dated 27 October 2003 referred to in and which accompanies this Information Booklet.

Option means an option to acquire a fully paid ordinary share in the capital of the Company.

Resolution means a resolution referred to in the Notice of Meeting.

Share means an ordinary share in the capital of the Company.

Shareholders means the holders of Shares.

THE PROPOSALS

The Resolutions before the meeting relate to the following matters:

(a) to re-elect Mr Ronald Sinclair Lewis as a director of the Company;

(b) to approve the increase in aggregate remuneration payable to Non-Executive Directors

(c) to ratify the previous issue of securities by the Company;

WHY THE MEETING IS BEING HELD

1. The Accounts

Under the *Corporations Act 2001*, the directors of a public company that is required to hold an annual general meeting must table the financial statements and reports of the Company for the previous year before the members at that annual general meeting.

Shareholders have been provided with all relevant information concerning the Company's financial statements and associated reports in the Annual Report of the Company for the year ended 30 June 2003. A copy of the Annual Report has been forwarded to each Shareholder. A copy of the Annual Report will be tabled at the meeting.

Shareholders should note that the sole purpose of tabling the financial statements of the Company at the Annual General Meeting is to provide the Shareholders with the opportunity to ask questions or discuss matters arising from the financial statements at the meeting. It is not the purpose of the meeting that the financial statements be accepted, rejected or modified in any way. Further, as it is not required by the *Corporations Act 2001*, no resolution to adopt, receive or consider the Company's financial statements will be put to the Shareholders at the meeting.

2. Resolution 1 - Re-election of Director

Under article 58 of the Constitution, at each annual general meeting, one third of the Directors (or, if their number is not a multiple of 3, then the number nearest to but not exceeding one third) must retire from office. The Directors retire by rotation, with the Directors who have been the longest in the office since being appointed or re-appointed being the Directors who must resign in any year. The Constitution ensures that no Director (except the Managing Director) is able to remain in office for longer than 3 years without facing re-election. Each Director is entitled to offer himself for re-election as a Director at the annual general meeting which coincides with his retirement. Under article 75 of the Constitution, the Managing Director is exempted by his office as managing director from the requirement to retire by rotation.

Mr Ronald Sinclair Lewis will retire in accordance with the requirements of the Constitution at the annual general meeting. As he is entitled and eligible for re-election, he seeks re-election as a Director of the Company at the meeting.

Ron is one of the founding partners in Lewis Trende, corporate advisers and supporters of innovative technology development. He has over thirty years experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence.

Ron is one of the founding shareholders and directors of Norwood Abbey Ltd, having supported Norwood Executive Chairman Peter Hansen in the original negotiation of the Electrospect Inc (formerly Transmedica Inc) arrangements which formed the basis of the Norwood IPO.

Ron was previously founder and principal of Australian Business Management Group, which created a stable of listed entities supporting innovative technologies. He acted as Chairman of two of these listed entities. As part of this group Ron was, together with Peter Hansen, responsible for the successful development of a latex examination glove plant in Malaysia, including all commercial and regulatory aspects of the project.

In addition to his business interests, Ron was for 14 years a lecturer in the MBA and undergraduate programs at Monash University, specialising in corporate finance, mergers and takeovers and financial accounting.

3. Resolution 2 - Remuneration of Non-Executive Directors

The Constitution provides that the Directors (other than Executive Directors) may collectively be paid as remuneration for their services a fixed sum not exceeding the aggregate maximum sum from time to time determined by the Company in general meeting.

The Company continues to increase its activity in the USA. It intends at some stage in the future to appoint one or more International directors to the Board of the Company. Accordingly, the Company proposes that the aggregate maximum sum able to be paid annually to the Directors (other than for Executive Directors) in the form of Directors' fees be increased by $250,000 from $250,000 to $500,000.

4. Resolution 3 - Ratification of Prior Issue of Shares

Details of Issue:

A total of 444,444 fully paid Shares were issued on 26 November 2002 at $0.45 per Share to the allottees in the number and at the issue price set out in Resolution 3. A total of 1,219,091 fully paid Shares were issued on 7 February 2003 at $0.55 per share to the allottees in the number and at the issue price set out in Resolution 3. A total of 1,560,000 fully paid Shares were issued on 16 April 2003 at $0.45 per Share to the allottees in the number and at the issue price set out in Resolution 3. A total of 6,800,000 fully paid ordinary Shares were issued on 2 July 2003 at $0.50 per Share to the allottees in the number and at the issue price set out in Resolution 3. Each Share was issued on the same terms and ranking equally in all respects with the existing ordinary shares in the Company then on Issue.

225,000 Options to acquire unissued Shares in the Company exercisable at $1.00 and expiring on 31 December 2003 were issued on 26 November 2002 to the allottees in the number and at the issue price set out in Resolution 3. 609,546 Options to acquire unissued Shares in the Company exercisable at $0.80 and expiring on 31 December 2004 were issued on 7 February 2003 to allottees in the number and at the price set out in Resolution 3. 609,546 Options to acquire unissued Shares in the Company exercisable at $1.00 and expiring on 31 December 2004 were issued on 7 February 2003 to allottees in the number and at the price set out in Resolution 3. 7,090,909 Options to acquire unissued Shares in the Company exercisable at $1.00 and expiring on 31 December 2004 were issued on 3 March 2003 to allottees in the number and at the price set out in Resolution 3. 4,000,000 Options to acquire unissued Shares in the Company exercisable at $0.75 and expiring on 31 December 2004 were issued on 2 July 2003 to allottees in the number and at the price set out in Resolution 3.

A total of 7,090,909 partly paid Shares were issued on 3 March 2003 at $0.60 per Share to the allottees in the number and at the issue price set out in Resolution 3

Reasons for Issue - Use of Funds Raised:

The shares and options issued as set out above were issued to raise additional working capital to assist in the funding of the Company and to meet recurring operating costs during 2002-2003.

Shareholder Approval:

Under Listing Rule 7.1, the prior approval of shareholders of the Company is required to an issue of shares and/or grant of options if the securities will, when aggregated with securities issued by the Company during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12 month period.

Listing Rules 7.1 and 7.4 provide that, where a Company in general meeting ratifies an issue of equity securities, the issue will be treated as having been made with approval for the purpose of Listing Rule 7.1, thereby enabling the Company to issue further securities without exceeding the 15% in 12 months limitation. This will allow the Company to raise further capital without the delay involved in the requirement to seek prior shareholder approval. Ratification of the share and option issues will enable the Company to take advantage of opportunities as they arise.

Effect of Shareholder Approval:

If approved, Resolution 3 will ratify and approve the previous issue of a total of:

(a) 2,044,444 fully paid ordinary shares issued at $0.45;

(b) 6,800,000 fully paid ordinary shares issued at $0.50;

(c) 1,219,091 fully paid ordinary shares issued at $0.55;

(d) 7,090,909 partly paid shares issued at $0.60

(e) 4,000,000 Options to acquire fully paid ordinary shares exercisable at $0.75 expiring 31 December 2004;

(f) 609,546 Options to acquire fully paid ordinary shares exercisable at $0.80 expiring 31 December 2004;

(g) 7,700,455 Options to acquire fully paid ordinary shares exercisable at $1.00 expiring 31 December 2004, and;

(h) 225,000 Options to acquire fully paid ordinary shares exercisable at $1.00 expiring 31 December 2003,

as set out above.

Advantages to the Passing of Resolution 3:

Ratification of the issues of the shares and options referred to above will enable the Company to issue additional securities in the future (if necessary), up to the 15% limit, without requiring shareholder approval.

Disadvantages to the Passing of Resolution 3:

The Directors do not believe that there are any disadvantages to shareholders which arise from ratification of the issue of the shares the subject of Resolution 3.

RECOMMENDATION

Your Directors recommend that Shareholders vote in favour of all of the Resolutions.

VOTING EXCLUSION STATEMENTS

Resolution 2

The Company will disregard any votes cast in respect of Resolution 2 by:

(a) any Director of the Company; and

(b) any associate of a Director of the Company.

However, the Company need not disregard a vote if:

(a) it is cast by any person named in (a) or (b) (above) as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or

(b) it is cast by any such person, if he or she is acting as Chairman of the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as a proxy decides.

Resolution 3

The Company will disregard any votes cast in respect of Resolution 3 by:

(a) any person who participated in, or who may benefit from, the issue of securities;

(b) an associate of any person who participated in, or who may benefit from, the issue of securities.

However, the Company need not disregard a vote if:

(a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

HOW TO VOTE

To vote on the Resolutions you will need to follow these steps.

EITHER

1. To be valid, the form appointing the proxy and the power of attorney or other authority (if any) under which it is signed (or any attested copy thereof) must be lodged with the Company's Share Registry, Computershare Investor Services Pty Limited at GPO Box 242, MELBOURNE VIC 3001 or by facsimile on 61 3 9473 2555.

   Shareholders are urged to return their proxies as soon as possible. To be valid, proxies must be received by 11am on 25 November 2003, being not later than 48 hours before the time for holding the meeting.

OR

2. Attend the meeting.

The sending of a proxy form will not prevent you from attending and voting at the meeting.

QUERIES

If you have any queries about the meeting, the resolutions to be put to the meeting or the proposals being considered, please contact Jeff Bell at Norwood Abbey Limited on 61 3 9782 7333.

This document may be inspected at the Company's registered office at Level 7, 470 Collins Street, Melbourne Victoria 3000, during business hours.

By order of the Board
Jeffrey Bell
Company Secretary

Date: 27 October 2003

NORWOOD APPOINTS JOINT COMPANY SECRETARY

Norwood Abbey wishes to advise that Jeffrey Hamilton Bell has today been appointed to the position of joint company secretary for Norwood Abbey Limited and each of it's subsidiaries.

For further information please contact

Jeffrey Bell
Joint Company Secretary
03 9782 7333



NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 152 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334

NORWOOD MAKES FURTHER INTERNATIONAL APPOINTMENT TO ITS IMMUNOLOGY MEDICAL & SCIENTIFIC BOARD

Norwood Abbey Ltd [ASX:NAL] announces that a further appointment has been made to its Medical & Scientific Board for the immunology project. Dr Takahama adds his outstanding credentials to the team of international members of this Board and further enhances the knowledge and experience of the team as Norwood progresses its plans for commercialization of this project. A short description of his credentials are outlined below.

Yousuke Takahama, Ph.D.
Professor and Director of the Department of Immune System Development
RIKEN Research Center for Allergy and Immunology
Institute for Genome Research
Graduate School of Medicine
University of Tokushima

Dr Takahama is a very highly respected scientist and Team Director of the Rikin Centre for Allergy and Immunology in Yokohama, Japan. In addition to this role he is a Professor at the Division of Experimental Immunology for the Institute of Genome Research at the University of Tokushima, Japan. He has extensive experience in immunology and has written a substantial number of papers and publications in relation to this field of science. His experience in the area of immunology was obtained from leading medical institutions in the USA and Japan.

For more information about the company, visit www.norwoodabbey.com

For further information about the project contact:

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333

Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

TGA APPROVAL FOR ADDITIONAL NORWOOD LASER DEVICES

Key points:

- ***TGA approval for 'second generation' Norwood laser drug delivery devices***
- ***New Norwood device designed for broader market applications in local anaesthesia and vaccine delivery***
- ***Product entering clinical studies in Australia in December***
- ***TGA Approval for 'second generation' Norwood laser blood withdrawal device***

Medical technologies group Norwood Abbey Ltd (ASX:NAL) advises that the Therapeutic Goods Administration ("TGA") has approved its 'second generation' laser drug delivery device and 'second generation' blood withdrawal devices in Australia.

The recently developed 'second generation' laser device for drug delivery removes a larger area of stratum corneum allowing for its use in a wider range of applications where a bigger area of anaesthesia is preferred. It is also ideally suited to the delivery of vaccines as it allows access to more of the target immune cells which are located just below the surface of the skin.

The new generation product is currently in the final stages of design and will be used in a clinical study at two Melbourne Hospitals to assess routine safety and efficacy parameters.

The recently developed 'second generation' blood withdrawal device is designed to obtain samples of blood without the use of a needle or lancet. The original blood withdrawal device was developed by Transmedica Inc. (a U.S. corporation acquired by Norwood in 2000). The second generation laser device for blood withdrawal is a significantly smaller and less costly version and is being currently evaluated by interested parties in Asia.

Norwood's business strategy is to establish collaborative partnerships with suitable partners for each of the applications of its laser technology platform.

For more information about the company, visit **www.norwoodabbey.com**

For further information about the project contact:

Australia Company Contact:
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts:
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


N O R W O O D A B B E Y

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NEEDLELESS INJECTION SYSTEM – CLARIFICATION

Key points:

- ***Norwood Abbey Ltd has exclusive international rights***
- ***In-license of key patent from McGill University***

Norwood Abbey Ltd (ASX:NAL) provides the following clarification of yesterday's announcement regarding its new needleless injection system.

Norwood has full international rights concerning the international commercialization of the technology and as such will be entitled to all future returns from the project, subject to the right of MIT and McGill University to earn royalties on future revenues.

The needleless injection system has been developed at the Bio-Instrumentation Laboratory of Massachusetts Institute of Technology ("MIT") under the existing Sponsored Research Agreement ("SRA") between MIT and Norwood. The technology relies partially upon a patent that has been licensed by Norwood from McGill University.

The Norwood needleless injection system addresses all the parameters that have been identified as crucial for an ideal needleless device. Key features of the Norwood device includes:

- Safe
- Low cost
- Silent
- Single use disposable drug vial
- Efficacious
- Controlled dosage

MIT has completed development of a fully-operative bench level laboratory prototype. The device has satisfactorily delivered drug in an 'in vitro' setting.

The World Health Organization estimates that there are approximately 16 billion injections performed annually.

Safety has become the most important prerequisite today in the design of medical devices, essentially in the realm of needles and syringes.

Sharp injuries have become a serious issue for healthcare workers around the globe. The wounds or cuts inflicted by an injury becomes a transmission medium for blood borne pathogens. Hepatitis B, hepatitis C, and human immuno-deficiency virus (HIV) are the most common diseases transferred through sharp injuries. Other diseases also include malaria, tuberculosis, typhus, and herpes.

Sharp injuries are injuries caused by sharp objects, such as needles, blades, lancets, knives and any other sharp items. It is estimated that more than 1 million sharp injuries occur every year around the world. The most common sharp injury is caused by needles. Healthcare workers, especially nurses, have higher risks to sharp injuries.

The number of reported sharp injuries in selected countries is approximately as follows:-

U.S.A. - 800,000
United Kingdom - 100,000

The number of unreported incidences, especially those occurring in the developing countries, are estimated to be very much higher.

The Needlestick Safety Act in the US in 2000, mandates employers to provide safety medical devices especially in healthcare premises.

For more information about the company, visit www.norwoodabbey.com

For further information about the project contact:

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333

Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

RESIGNATION OF NORWOOD ABBEY BOARD MEMBER

Key points:

Mr. Peter Simpson withdraws candidature for re-election as Board member.

Norwood's Board actively seeking suitable Board candidates.

Norwood Abbey Limited ('Norwood') advises the market that Mr. Peter Buchanan Simpson has withdrawn his candidature for re-election at this years Annual General Meeting.

The Board would like express their sincere thanks to Mr. Simpson for his invaluable service to the Board of Directors of the Company. since his appointment in 1999.

Mr. Simpson was instrumental in bringing the Immunology project to the company and securing long-term commitments from Monash University and Professor Richard Boyd.

The Board of Norwood is actively seeking to enhance the quality and breadth of experience of the Board by appointing appropriate new members to the Board.

To learn more about the Company, visit www.norwoodabbey.com

For further information about the project contact:

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

RESULTS OF NORWOOD ANNUAL GENERAL MEETING OF SHAREHOLDERS - 2002

We advise the results of the 4 resolutions put to the annual general meeting regarding:

1. Withdrawn
2. Election of Dr. John Jefferis – passed on a show of hands
3. Ratification of prior issue of shares – passed on a show of hands
4. Withdrawn

Pursuant to s251AA of the Corporations Act 2001, we advise as follows:

Resolution 1	Withdrawn
Resolution 2	
Votes of proxies directed in favour of the resolution:	48,556,102
Votes of proxies directed against the resolution:	50,500
Number of proxies abstaining:	557,100
Votes at proxy's discretion:	395,376
Resolution 3	
Votes of proxies directed in favour of the resolution:	48,098,602
Votes of proxies directed against the resolution:	230,400
Number of proxies abstaining:	588,700
Votes at proxy's discretion:	169,676
Resolution 4	Withdrawn

For further information, please contact:

Jeffrey Bell
Chief Financial Officer&
Joint Company Secretary
03 9782 7333

Derek Ryan
Director & Secretary

03 9629 4277

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 002 455
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD ABBEY'S MIT PARTNER DEVELOPS NEEDLE-LESS INJECTION DEVICE

Key points:

- ***Needle-less injection device created***
- ***Overcomes concerns of existing needle-less injections***
- ***Low per procedure cost***
- ***Provisional patent applications lodged***
- ***Shape memory alloy technology licensed from McGill University***
- ***Discussions with potential commercial partners have commenced***

Medical technologies group Norwood Abbey Ltd (ASX:NAL) advises that in the course of work done under its research agreement with Massachusetts Institute of Technology ("MIT"), a unique needle-less injection device has been created. Because this device emerged during other research being conducted by MIT, Norwood has not incurred any additional development costs..

The needle-less injection device was developed at the MIT BioInstrumentation Laboratory, under the direction of Professor Ian Hunter. It is expected to be suitable for use in human and veterinary applications.

Under this injection system, the drug is delivered through the skin using a small hand-held device. The system uses a novel, patented and extremely fast and powerful contractile fibre-activated pump that fires the drug at the skin with sufficient velocity to penetrate without the use of needles. The drug vial is designed as a single-use disposable, easily inserted into the portable applicator device.

The key idea behind the technology is the use of very fast contracting shape memory alloy fibres.

The shape memory alloy fibres (typically an alloy of nickel and titanium) are activated using a brief electrical pulse whose initiation, duration and general shape are controlled by an embedded computer. These fibres can be designed to contract and produce gigantic forces.

The drug in the device is contained within a miniature cylinder and piston (like a very small syringe). The fibres are attached to the piston and when they contract they cause the piston to exert high pressure on the drug. This pressure then causes the drug to be fired out through a small orifice at the other end of the cylinder. Bench level prototype devices have been built It is planned that devices will be designed for both single shot and multiple shot administration. A small, embedded processor, and associated circuitry to control the injector, has also been developed and programmed. Preliminary laboratory tests have achieved delivery of a drug into isolated pig skin.

Norwood has also entered into a licensing agreement with McGill University in relation to the underlying shape memory alloy technology. This technology was invented by Professor Hunter et al during his time at McGill University. The Company has lodged provisional patent applications covering key aspects this technology.

Having completed the intellectual property protection, Norwood has commenced initial discussions with potential commercial partners for the needle-less injection device.

"We are very pleased to be involved in the development and commercialization of such an important medical device," commented Peter J. Hansen, Chairman of Norwood Abbey. "Needle-less injection will eliminated the dangers to health care workers caused by needle stick injuries. It is estimated that more than one million sharp injuries occur every year world wide, by objects such as needles, blades, lancets, knives and any other sharp items."

The Company further noted that as a result of the widely-publicised risks of needle-stick injury associated with conventional injections, legislation has recently been passed in the United States which requires employers to provide safety features in sharp medical devices.

Key attractions of this needle-less injection system are:

- It is expected to be an extremely cheap means of administering injections
- It is a simple technical concept providing easy manufacture
- High per procedure profit margins expected
- It is safe,
- It is silent
- It allows delivery of varying doses and in a controlled manner
- It overcomes key concerns with existing needle-less injection devices (see below)

Existing needless injection devices typically use either compressed gas or, via a fast chemical reaction, produce a gas (similar to an automotive air bag) to force a fixed quantity of drug out through a small orifice at a velocity that is high enough to penetrate skin. Existing devices have a number of problems:

1. The per procedure cost is high

2. They involve what is in essence a miniature explosion and are consequently very noisy (similar to an air rifle shot). This causes many people (especially children) to find the procedure aversive.

3. The dose cannot be varied (e.g. according to body weight, age, sex, etc).

4. They are not controllable in the sense that a computer (rather than a trigger) can control delivery characteristics. For example the force of penetration is fixed and so when used with people with compliant skin (children, old ladies) widely varying penetration depths will result.

The new device has been designed to overcome these problems and limitations.

Norwood's portfolio of drug-delivery devices now comprises:

- Laser assisted device – commercial partner in place;
- Microneedle device – prototype development completed;
- Needle-less injection – bench working prototype produced;
- Gene transfer program

To learn more about the Company, visit www.norwoodabbey.com

For further information about the project contact:

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333

Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD IMMUNOLOGY MEDICAL & SCIENTIFIC BOARD

Key points:

- ***Medical & Scientific Board established***
- ***Pre - eminent international founding members***
- ***Strategic and clinical input for immunology project opportunities***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] announces the establishment of a Medical & Scientific Board for its immunology project.

The Medical & Scientific Board comprises six of the world's pre - eminent immunologists [see details below].

The Medical & Scientific Board will be responsible for the monitoring and review of all scientific programs associated with the immunology technologies. It will make recommendations to the Board of Directors regarding the strategic and clinical direction of each element of the technologies and the alternative options for exploiting them.

The Medical & Scientific Board has been put in place as Norwood progresses its plans for commercialisation of the project.

Medical & Scientific Board Members

Dr. Richard Champlin,
Professor of Medicine and Chairman,
Department of Blood and Marrow Transplantation,
MD Anderson Cancer Center.
Houston, Texas, U.S.A.

Dr. Champlin is one of the most important and highly respected bone marrow transplant surgeons in the world, heading transplantation at the M.D. Anderson Cancer Center. Texas. He has been a world leader in this field for over twenty years and his innovative approach to patient treatment and care has lead to many new and highly successful trials to be implemented as a basic therapy. He is one of the most influential leukaemia clinicians in the world and serves on numerous advisory boards and committee including the NIH and FDA. He was the physician who attended the Chernobyl patients.

Dr. Bruce R. Blazar, M.D.
Professor, and Andersen Chair in Transplantation Immunology
Department of Paediatrics
Associate Director
Division of Bone Marrow Transplantation
University of Minnesota, U.S.A.

Dr. Blazar has an outstanding international reputation as a clinical researcher in the field of hemopoietic stem cell transplantation, with a prodigious ability to translate basic research findings to clinical applications. Dr Blazar's productivity has no peer. He heads bone marrow transplantation at the University of Minnesota, and serves on numerous boards and is a highly regarded Opinion Leader to the NIH and FDA.

Dr. Lee Nadler,
Senior Vice-President, Experimental Medicine,
Dana Faber Cancer Institute,
Boston., Massachusetts, U.S.A.

Dr. Nadler has been a leading figure in cancer research and clinical management thereof for nearly 30 years. He is a world authority in this field and serves on numerous scientific, clinical and advisory boards in the US. As with Drs Champlin, O'Reilly and Blazar he is a true "opinion leader". In the past 2 years Dr Nadler has formulated the most comprehensive and integrated program (NIH RO) on rebuilding survival for immunity that has ever been attempted. The quality of people and collective expertise in this translation of bench to bedside program is outstanding.

Professor Georg Hollander,
Professor and Head,
Paediatric Immunology
Department of Research
Basel/ Switzerland

Dr Hollander is not only a clinician but world leader in the field of research immunology with a particular focus on the genes involved in thymic development and function and the restoration of immune function in hemopoietic stem cell transplant patients. He has enormous experience in this area and again the translation of basic research into clinical practice.

Dr. Paul Travers
Deputy Director,
Anthony Nolan Research Institute
The Royal Free Hospital
London, U.K.

The Anthony Nolan Trust was the world's first bone marrow donor registry and for over 25 years has been providing donors for unrelated haematopoietic stem cell transplants. In the last 5 years, the Anthony Nolan Trust has founded a research institute whose aims are 'to improve the outcome of stem cell transplantation'. Paul Travers' group at the Anthony Nolan Research Institute has been working in the areas of immunotherapy and immune reconstitution, applying quantitative measurements of thymic dependent and peripheral reconstitution in recipients of stem cell transplants both for haematological diseases and for immune deficiency syndromes. They are thus ideally placed to monitor the impact of thymic

reactivation strategies. Moreover, the recent fusion of the transplant programs of the Royal Free and University College Hospitals, following the merger of the respective Medical Schools, has created the largest transplant centre in Europe with an unrivalled assembly of clinical and academic expertise. The combination of prior relevant expertise, and the access to significant numbers of patients, makes this group the most appropriate European component of any clinical trial affecting T cell reconstitution or transplant outcome.

In addition Dr Travers is a senior author of the most authoritative text in immunology: Immunolbiology: The immune system in health and disease by Janeway, Travers, Walport and Capra.

To learn more about the Company, visit www.norwoodabbey.com

For further information about the project contact:

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

EURASIA PATENT GRANTED

Key Points:

- ***Eurasia Patent issued for Laser assisted topical anaesthetic permeation***
- ***Strengthens Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has been granted.

The Eurasian Patent Office has granted the Patent Number 002812 – Laser assisted topical anaesthetic permeation. There is a 6 month opposition period after the date of the publication of the grant. If no opposition is filed within the 6 month period, the patent will issue. Subject to issue, this patent will expire in 2018.

The patent provides for an improved method of administering a pharmaceutical composition, such as an anaesthetic through the skin of a patient without the use of a sharp or needle. This is done by irradiating the stratum corneum of a region of skin using a laser. The laser irradiates the surface of the skin precisely to a selectable depth, without causing clinically relevant damage to healthy proximal tissue. A pharmaceutical composition is then applied to the region of irradiation.

The grant of the patent further strengthens Norwood's intellectual property position.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD ABBEY REPORTS COLLABORATIONS WITH GLOBAL CONSORTIUM OF PRESTIGIOUS CLINICAL RESEARCH INSTITUTES

Positive Immunology Trial Results

MELBOURNE, Australia (November 13th, 2002) – Norwood Abbey Ltd. (ASX: NAL) announces continued progress of its independent clinical trial being conducted in Melbourne as part of the Company's immunology project.

Results from this trial in have resulted in interest from leading international clinics wishing to explore opportunities for new therapies for cancer patients.

The trial is being conducted with leukaemia patients receiving haemopoietic stem cell (HSC) transplantation (often referred to as Bone Marrow Transplantation). Interim data indicates that the patients receiving Gonadotropin Releasing Hormone (GnRH) analogue treatment collectively show improvement in their immune system function compared with the control patients who did not receive GnRH. Importantly there were no harmful treatment-associated side effects.

The aim of this pilot study, based on Norwood's earlier results from prostate cancer patients, was to investigate the ability of GnRH analogue treatment to stimulate the recovery of the immune system in leukaemia patients, by causing a temporary block in sex steroids. Sex steroids are known to inhibit immune function primarily by causing degeneration of the thymus – the central organ of the immune system responsible for producing critically important T lymphocytes (T cells). The study has been in progress for more than one year.

The encouraging results found in these patients offers the potential to extend the commercial applications to other therapeutic indications.

As a consequence of the progress made with the pilot study, the Company and Associate Professor Richard Boyd, have been invited to collaborate with several prestigious international clinical research institutes, These institutes include: -

- Memorial Sloan-Kettering Cancer Center, New York;
- University of Minnesota, Minneapolis (Division of Bone Marrow Transplantation);
- Dana Farber Cancer Institute, Boston;
- MD Anderson Cancer Center, Houston;
- Mayo Clinic, Rochester, Minnesota;
- Royal Free Hospital, London.

"We believe that these collaborations research partnerships will provide access to internationally acclaimed opinion leaders and is expected to expand potential commercial opportunities," said Peter Hansen, Executive Chairman of Norwood Abbey. "Furthermore, our work has resulted in the Company now having filed a total of eight U.S., Australian and International patent applications."

In association with some of the aforementioned clinical research institutes, Associate Professor Richard Boyd – together with the Company - have been invited to join a consortium of leading clinicians in the U.S. to develop innovative strategies for improving immunity, and to translate these strategies into new therapies for leukaemia patients undergoing haemopoietic stem cell transplantation.

In separate animal studies, the Company is extending its examination of the effect of the inhibition of sex steroids on the immune system. These studies indicate that bone marrow function is improved early after transplantation of haemopoietic stem cells. This could have very important consequences clinically, where early engraftment of these cells is critical for long-term survival.

In addition, the studies at Monash University indicate that inhibition of sex steroids repairs thymic defects that are believed to cause autoimmune diseases such as diabetes, multiple sclerosis and rheumatoid arthritis.

ABOUT NORWOOD ABBEY

Norwood Abbey Ltd. is a drug delivery and immunology company with three proprietary delivery platforms in various stages of commercialization and development. Its delivery technologies include laser-assisted delivery, micro-needle arrays and pressure wave technology for the transfer of both drugs and genetic material.

In addition, the Company holds patent applications for the use of GnRH analogue drugs in the re-growth of the Thymus gland and production of new T cells. GnRH drugs are already approved for the treatment of prostate and breast cancer and have been available on the market for many years. For further information about Norwood, visit the Company's web site at www.norwoodabbey.com

Company Contacts:
Peter Hansen, Executive Chairman
+613-9782-7333
Bernie Romanin, Director of Marketing
+613-9782-7333
bromanin@norwoodabbey.com.au
www.norwoodabbey.com

U.S. Investor Contact
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
212-838-3777
kgolodetz@lhai.com
Bruce Voss
310-691-7100
bvoss@lhai.com
www.lhai.com

# # #

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD APPOINTS VICE PRESIDENT FOR LASER PROJECT IN NORTH AMERICA

Key points:

- ***Vice President appointed for laser project in North America***
- ***Experienced healthcare professional***
- ***Recognises Norwood's increasing US presence***
- ***First laser device sales in Asia***

Norwood Abbey Ltd [ASX:NAL] announces the appointment of Mark McLoughlin to head the laser project commercialisation. Mark is a US-based career healthcare industry specialist. He will be responsible for co-ordinating all aspects of the laser project including manufacturing, market development, sales, marketing and distribution.

His initial task is to progress the market entry of the laser device and associated disposable tips in North America in conjunction with the Ferndale Laboratories Inc. proprietary topical anaesthetic *Ela-Max®*. When used in conjunction with Norwood's laser, the waiting time for Ferndale's *Ela-Max®* is reduced from 30 minutes to just 5 minutes for procedures involving the use and insertion of needles

Regular joint management meetings between Norwood and Ferndale are preparing for the initial North American product launch. FDA marketing clearance review is currently in process. Additional product enhancements, flowing from in-field testing, are proceeding according to plan. The planning for outsourcing of manufacturing and physical distribution is continuing.

Mark McLoughlin will also be responsible for identifying and progressing the commercialisation of other applications of the laser device. Areas that appear to offer the possibility of additional commercial arrangements include delivery of vaccines.

The appointment of Mark McLoughlin represents the first step in Norwood's plans to attract experienced professionals to head up each of its projects. The fact that Mark is based in the USA, should be seen as a further step in Norwood's recognition that a major part of its drug delivery device operations – research & development partners, manufacturing partners, marketing partners and major product markets - lies in North America.

Mark McLoughlin joins Norwood after a distinguished career with American Hospital Supply Corporation, Baxter Healthcare Corporation, Mallinckrodt Inc (a US$2.6 billion global company with pharmaceutical, imaging and respiratory businesses) and Ion Beam Applications Inc. (a US$250 million Belgium based global technology company).

Mark's most recent role has been as President, North America for Ion Beam Applications, Inc., where he was responsible for the company's sterilisation and ionisation facilities, radio-pharmacies and laboratories. North America accounts for 70% of IBA's global revenues.

Mark has been recruited because of his track record in delivering strong and sustainable gains in global markets through decisive leadership in high-growth oriented organisations.

Norwood's increasing North American profile is one of the key reasons for Norwood's decision, previously announced, to pursue a NASDAQ listing.

Demonstrating the extent of the planning and testing processes that have been implemented for the laser device, Norwood advises that the first sales have been made in Asia . The sales have been to medical device distributors, and have generated the first commercial - albeit nominal - amounts of revenue.

To learn more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin
Director of Marketing and Communications
61 3 9782 7333
bromanin@norwoodabbey.com.au

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com

www.lhai.com

NORWOOD ABBEY

ADDITIONAL USA PATENT GRANTED

Key Points:

- ***USA Patent issued for Laser assisted pharmaceutical delivery and fluid removal***
- ***Strengthens Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has been issued.

The USA Patent Office has issued the Patent Number US6,443,945 – Laser assisted pharmaceutical delivery and fluid removal.

The patent provides an improved method of removing fluids, gases or other biomolecules, or delivering a pharmaceutical composition, through the skin of a patient without the use of a sharp or needle. The method includes irradiating the stratum corneum using a laser and applying a pharmaceutical or an absorbing material. The laser can create pressure gradients, plasma, cavitation bubbles or other forms of tissue alteration. These methods increase the diffusion of pharmaceuticals into, or fluids out of the body.

The issue of the patent further strengthens Norwood's intellectual property position.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
pjhansen@norwoodabbey.com.au
Bernie Romanin, Director of Marketing
613-9782-7333
bromanin@norwoodabbey.com.au

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

22/08/02

Norwood Abbey Limited

ASX ANNOUNCEMENT

Norwood Abbey Limited (ASX:NAL) wishes to announce its intention to raise additional funds via a share placement over the coming two weeks.

As part of discussions with certain brokers and prospective 'placees', the following presentation has been provided.

Further details will be provided upon completion of the share offer and the subsequent issue of the placement shares.

Norwood Abbey Limited

THE NEXT STEP IN MEDICAL TECHNOLOGIES

FROM CONCEPT TO COMMERCIAL REALITY

August 2002

Products & projects being commercialized

- Immediate Commercialization
  - Drug Delivery – Laser Assisted Drug Delivery
  - Immunology – Creation of new T-cells

- Short Term Commercialization
  - Drug Delivery – Micro-needles
  - Drug Delivery – Gene Transfer Technology

The market opportunities

Drug Delivery:

- Market opportunity for new technologies that enable the delivery of drugs that are poorly delivered or cannot be delivered by traditional methods
- Oral and 'injection' delivery not ideal for many drugs
- Safety concerns with needle injection
- The drug delivery market is expected to double over five years
  - US$50b growing to US$100b

Immunology:

- Applications are in very significant clinical markets
  - Cancer, AIDS/HIV, Bone Marrow Transplants, Organ Transplants, Rheumatoid Arthritis, Type 1 Diabetes and Multiple Sclerosis

Research partners

- Norwood is developing products and projects that are all based on technologies developed at pre-eminent international research institutions:
  - ➢ Drug Delivery – Boston, U.S.A.
    - Massachusetts Institute of Technology (MIT)
    - Massachusetts General Hospital (MGH)
  - ➢ Immunology – Melbourne, Australia
    - Monash University Medical School/Alfred Hospital

Funding

- Major developmental expenses completed
  - projects subject to partner funding by Q2 2003
- Cash at 30 June 2002: $2.6 million
- Annual Core Operating Costs: targeted at ~ $4 million pa
- Further capital raising (inc. laser manufacture and US market entry)
- $20 million equity line of credit secured for risk management

LAD

Laser
Assisted
Drug
Delivery



Norwood Abbey

Norwood Abbey

LAD – Painless Delivery – Quicker Effect


Topical Anaesthesia
45-60 min
+
LAD Technology
=

Rapid & Effective Local Anaesthesia in *5* minutes

- Injections
- IV insertions
- Blood sampling

LAD – Commercial strategy

- Commercialization Agreement with specialist pharmaceutical company Ferndale Laboratories (USA)

  - Ferndale Laboratories is one of the leading dermatology pharmaceutical companies in North America in dermatology

    - Revenue growth of 15-20% per year over the last 5 years

    - Topical anaesthetic, Ela-Max, has achieved double digit growth since market release

- FDA – 510(k) application for market clearance submitted

- Discussions re: commercialization in Europe, Asia and Australasia

LAD – Commercialization strategy

- **Background**
  - Market research has indicated significant potential profit margins on disposables
  - Device designed to generate revenue and profits from single use disposables

- **Strategy**
  - Maximize market penetration - Norwood and Ferndale to initially utilize high disposable/drug margins to subsidize device costs
  - Device distribution by specialized commission based device sales agents
  - Norwood revenue – high margin on disposable tip

LAD – Commercial opportunity

- **Initial target customers**
  - Dermatologists / Plastic Surgeons (~15,000 in USA)
  - Oncologists, especially in Paediatrics (~2000 in USA)
  - Paediatricians (~11,000 in USA)
  - Blood Donors (in USA ~8 mill donors / 13 mill donations / 3% population)

- **Revenues**
  - Norwood's expected return is a minimum US$1.00 (net of costs) per procedure
  - Estimated that each device will average 1000 procedures per annum
  - Estimated placement of 2,000 devices in first year and 5,000 devices in following two years in USA. European market entry to lag approximately one year behind North America.

LAD – The future

- FDA clearance expected 2002
- Revenues expected to commence 2003
- European commercialisation targeted for 2003
- Asian commercialisation to commence 2002/2003
- Potential commercial partners for other drug applications

  - vaccines, anti-inflammatories, systemic drugs

Creation of new T-cells

Immunology - Background

- The immune system is the body's major defence system
- T cells are a major part of the immune system
- T cells are produced in the thymus – discovered at the Walter and Eliza Hall Institute
- At puberty, the thymus shrinks to about 1% of its childhood size and activity
- Major diseases and/or their treatment leads to a significant reduction in T cell number/quality

Immunology – Preclinical Data

Comparison of the thymic size:



Young Animal | Old Animal | Treated Animal

Immunology – Description of the Project

- Rebuild the human immune system
- Increase T cell numbers by re-growing the thymus in adults
  - using GnRH analogue drugs
- Expected to make a major impact in treatment of diseases such as:-
  - cancer (e.g. bone marrow transplant)
  - viral diseases
  - auto-immune disorders
  - organ transplants

Immunology – Status of the project

- Initial project – Re-growth of the thymus
  - Late-stage clinical trials - Phase 2 equivalent – underway
  - Clinical trial results are extremely positive
  - Extensive US and International patent applications filed
  - Commercial negotiations progressing
- Second Stage of the project
  - Create a completely new thymus from stem cells – already achieved in animals – see 'Nature Immunology' – last edition
- Proprietary knowledge from 15 years research

Microneedles


HUMAN HAIR
MICRONEEDLE

Microneedles – Market rationale

- **Market Opportunity:**
  - Drugs that cannot be delivered efficaciously
  - Prime drug targets are high value biological molecules
  - Sales of biological drugs projected to increase from US$19 billion to US$52 billion by 2011
- **Aim:**
  - Precise delivery of dosage over minutes, hours and days
  - Accurate depth of administration

Microneedles – Status

- Status of the project:
  - Hand-held working prototype device
  - Currently in pre-clinical (animal) studies
  - Initial commercial arrangements expected 2003

Gene Transfer Technology



Norwood Abbey

Gene Transfer Technology - Background

- Gene therapy is based on moving genes into cells
- Technology aimed at safely moving genes into cells
- Gene therapy market estimated to be $US45 billion by 2010
- Genetic diseases include haemophilia and cystic fibrosis

Gene Transfer Technology – Status

- Status of the Project:
  - Proof of concept 2002
  - Strategic alliances with several medical research groups
  - Commercial arrangements expected 2003

Summary

Norwood - Commercialization

- Laser project – commercial partner – revenues expected 2003
- Immunology – licensing negotiations – initial revenues expected 2002/2003
- Micro-needles – functional prototype – commercial arrangements expected 2003
- Gene Transfer – proof of principle – commercial discussions

Thank you


NORWOOD ABBEY

ADDITIONAL TWO USA PATENTS GRANTED

Key Points:

- ***USA Patent issued for Delivery of Pharmaceutical Compounds and collection of biomolecules using electromagnetic energy and uses thereof***
- ***USA Patent issued for Irradiation Enhanced Permeation and Collection***
- ***Strengthens Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that a further 2 patents have been issued.

The USA Patent Office has issued the Patent Number US6,424,863 - Delivery of pharmaceutical compounds and collection of biomolecules using electromagnetic energy and uses thereof.

The patent provides a method/system to enhance continuous delivery of pharmaceutical compounds in a target by utilizing non-ionizing electromagnetic energy.

The USA Patent Office has also issued the Patent Number US6,425,873 - Irradiation Enhanced Permeation and Collection.

The patent provides for a method of collecting biomolecules via permeation through the skin of a subject, by energizing the stratum corneum in conjunction with various collection means. Permeability enhancement of the skin increases the variety of substances capable of permeation and the effectiveness of permeation.

The patent also provides a method of delivering substances by permeation through the skin of a subject, by energizing the stratum corneum in conjunction with various delivery means. Permeability enhancement of the skin increases the variety of substances capable of permeation and the effectiveness of permeation.

The issue of the patent further strengthens Norwood's intellectual property position.

For further information, visit www.norwoodabbey.com

Contacts:

Bernie Romanin
Director of Marketing
613 9782 7333

COMMERCIALISATION AGREEMENT WITH FERNDALE SIGNED – LASER PROJECT STRATEGY FINALISED

Key points:

- ***Ferndale Commercialisation Agreement in place***
- ***Commercialisation Strategy being finalised***
- ***Joint marketing of Norwood disposable tips and Ferndale drug in North America***
- ***Joint Norwood/Ferndale Management team formed***
- ***Market research completed in USA***
- ***Outsourcing of manufacturing***

Norwood Abbey Ltd [ASX:NAL] advises that it has finalised arrangements relating to its strategic commercialisation agreement with Ferndale Laboratories Inc. The binding commercialisation agreement forms part of the overall strategy for the commercialisation of Norwood's laser technology, as it relates to the administration of local anaesthetics.

Key elements of the Commercialisation Agreement with Ferndale are as follows:

- The Agreement covers the marketing strategy for the Norwood laser device, disposable tips and the Ferndale local anaesthetic drug *(Ela-Max®)* throughout North America.
- The expected revenue and profit streams for Norwood and Ferndale will be from sale of the "combo pack" of disposable tips and drug.
- The Norwood and Ferndale combined products comprising laser device, disposable tips and drug (starter pack) will be sold and distributed through a network including a direct sales team, medical wholesalers and medical distributors.
- Ferndale will support the initial placement of laser devices via the supply of the drug component of the starter pack at a nominal cost to facilitate maximum market penetration.

Executive Chairman Peter Hansen comments: "The arrangements with Ferndale position Norwood to place laser devices into the market at minimum cost. The profit drivers for the project are the consumables - the disposable tips and drug. The projected high margins on the consumables are expected to realise strong and sustained future revenue streams from the project."

As noted by Mr Hansen, the key profit driver will be the ongoing supply of consumables. The margins forecasted from sale of disposable tips and drug will allow Norwood to achieve optimum market penetration for the laser device. The ongoing use of the devices in the hospitals and doctor's clinics will generate a steady income stream from consumables use.

In the November 2001 release, it was reported that Ferndale has the important characteristics of a strategic partner that Norwood values: respected in their market, quality products, a strong team of people and synergies with Norwood.

Ferndale, a privately held specialist pharmaceutical company based in Michigan USA, is one of the leading pharmaceutical companies in dermatology in North America. Ferndale revenues have grown between 15-20 % per year over the last 5 years. Its topical anaesthetic, *Ela-Max®*, has consistently achieved double digit growth since its market release.

Ferndale is confident that it will continue to achieve this rate of market growth and expects its commercialisation agreement with Norwood to further expand the use of *Ela-Max®*.

In a recent pharmaceutical industry survey, Ferndale sales representatives were ranked in the top 5 amongst companies in the dermatology market segment (along with Merck and 3M).
Ferndale's Chairman and CEO, Thayer McMillan II stated "*Ela-Max®* is an important product in our portfolio and we believe that our relationship with Norwood has the potential to significantly expand the existing market for our local anaesthetic products."

The specific financial arrangements between Ferndale and Norwood are confidential in nature and cannot be disclosed.

Extensive market research has been undertaken in the USA over the past four months to validate the commercial strategy, specifically focussing on the primary target customers, product pricing and how institutions will purchase the products.

Some of the key conclusions from the market research include:

- The current market for topical anaesthetics is in excess of US$100 million per year of which the majority is in the USA. The market for the Norwood/Ferndale product includes current procedures that administer a local anaesthetic. Further, there is expected to be an expansion of this market because of the significant reduction in the time of onset of anaesthesia resulting from the use of the Norwood technology with Ferndale's *Ela-Max®* local anaesthetic.
- Key medical segments for early targeting include selected procedures in dermatology/plastic surgery, oncology, especially in paediatrics as well as areas such as blood donation.
- There are approximately 15,000 dermatologists and plastic surgeons combined in the USA who are potential users of the Norwood/Ferndale product.
- There is a general shortage of blood available for critical medical procedures. Only 3% of the USA population donates blood which translates to 13 million blood donations every year in the USA. Norwood's technology has the potential to encourage more people to donate blood by addressing one of the concerns associated with donation, namely, pain associated with the procedure.

- Key outlets for these medical applications include hospitals and physicians' clinics.
- Servicing these markets requires targeted sales forces specialising in medical devices and their associated consumables.
- Expenditure priorities in hospitals and physicians' clinics favour consumables (disposable tips and drug) over capital items (laser devices).
- Placement of the laser device at little or no cost, based on ongoing sales of the disposable tip/drug combo pack, will be a key element in achieving the highest market penetration of the product.
- An acceptable market entry price per procedure of US$5.00 for the combo pack (tip plus drug).

Norwood and Ferndale have established a Joint Management Team that is chartered with implementing the Commercialisation Strategy in North America. Norwood is currently in the process of appointing a North America-based commercial director to drive the laser strategy. This appointment is expected to be concluded within the next month.

Additionally, to ensure the lowest cost base for the product and for logistical reasons, it is intended that manufacture of both the device and disposable tips, will be outsourced to an international group(s) with extensive experience in the manufacture of medical devices. The companies on the short list of preferred manufacturers, have a solid track record in medical product manufacturing, including FDA cGMP expertise and FDA registered facilities. The prospective companies identified are currently being evaluated by Norwood. Outsourcing the manufacturing of both device and disposable tips is expected to reduce Norwood's working capital requirements and has the potential to lower the cost of the device and disposable tips.

Norwood's laser device alters the outer layer of skin (the stratum corneum), allowing Ferndale's *Ela-Max®* local anaesthetic to take effect quickly.

In April 2002, Norwood submitted an application to the FDA for 510(k) market clearance which is currently being reviewed by the agency.

For further information visit the company website at www.norwoodabbey.com

Ela-Max® is a registered trademark of Ferndale Laboratories, Inc.

Contacts:

Bernie Romanin
Director of Marketing and Communications
61 (0)3 9782 7333

GENE TRANSFER TECHNOLOGY OPTION EXTENSION

Key points:

Massachusetts General Hospital option agreement extended
Encouraging research results
Planned gene therapy applications now to focus on stem cells

Norwood Abbey Ltd [ASX:NAL] advises that it has negotiated an extension of its option arrangement with Massachusetts General Hospital for its Pressure Wave Technology. Under the revised option agreement, Norwood has the right to enter into a full licence agreement on or before 22 January 2003.

The technology has specific application to gene therapy and the broader drug delivery market. Over the past 18 months, since the original option agreement was signed, Norwood has undertaken research involving the application of the technology for gene delivery, treatment of bio-films and more general drug delivery.

The results achieved have been sufficiently encouraging to warrant extending the research program prior to entering into a licence. As part of planned gene therapy applications of the technology, Norwood now intends to investigate the technology's utility with stem cells.

To find out more about Norwood, visit www.norwoodabbey.com

For further information, please contact:

Peter Hansen
Executive Chairman
(61 3) 9782 7333

Richard Walmsley
Director of Product Development
(61 3) 9782 7333

STATEMENT BY MR PETER HANSEN
EXECUTIVE CHAIRMAN
NORWOOD ABBEY LIMITED
(ASX-NAL)

Major Breakthrough in Immunology Research

Key points

- ***Immune system stem cells discovered***
- ***Ability to grow new thymus facilitated***
- ***Supplements GnRH analogue use***

Norwood's research partners at the Monash University laboratory of Associate Professor Richard Boyd have made a further important breakthrough in their immunology research programme involving the thymus – a critical element of the human body immune system.

Professor Boyd's research group has now discovered, using mice, a small population of epithelial stem cells that can be used to generate a new, complete, and functional thymus.

The research results have been published today by the prestigious international journal 'Nature Immunology' (http://www.nature.com/ni/) and are the subject of a separate announcement by Monash University.

The thymus is a small organ that is critical in generating many vital cells of the immune system including 'infection fighting' T cells. In some people, the thymus does not work properly due to ageing, attack by viruses, chemotherapy or genetic abnormalities. When this happens, the body becomes susceptible to infection with the possibility that death may result.

The human thymus shrinks from the size of approximately two small apples in children to that of approximately a pea in adults with a corresponding reduction in its capacity to generate T cells.

Work being conducted by Associate Professor Richard Boyd's group at Monash University had previously demonstrated that the adult thymus could be regrown, using a class of currently marketed drugs -- the GnRH analogue molecules.

This work has been the basis for the discussions already initiated by Norwood with selected potential pharmaceutical partners for commercial development.

The importance of this further advance is that it raises the possibility, for those adults who do not have any remaining thymic tissue or who have a defective thymus (due to disease, age, radiation or prior drugs), that it may be feasible to create an entirely new and functional organ.

The discovery - a major scientific and medical breakthrough - is a most important and exciting expansion of the Norwood Immunology project. Coupled with the ability to use the current GnRH analogue drugs there is now the potential opportunity to create a new reservoir of T cells for treatment of additional disease states and therefore a wider patient base.

While medical research of this nature is inevitably long term, much work has already been completed and the discovery is a step toward development of a possible cure/therapy for a number of auto-immune diseases such as Type 1 diabetes or in immuno-deficiency situations where T cells are depleted, such as in the treatment of many cancers or during organ transplantation.

"A major question in immunology has been how to build a thymus", Associate Professor Boyd said. "There are two major cell types to the thymus: lymphocytes and the epithelial. It has been known for about 30 years that haemopoetic stem cells lead to the lymphocytes but, until now, we have not known which cells lead to the creation of the epithelium".

The thymus epithelium is vital in the immune response because it converts haemopoetic stem cells to T cells and then assists in the ability of T cells to recognise foreign invaders and also stops T cells from attacking body tissues. If there is a defect in the thymus then there is a defect in the T cells and a greater predisposition to disease.

"The discovery of thymic epithelial stem cells is extremely exciting for us and has taken 15 years of dedicated research. So far, these cells have been found only in mice. Our next task is to find where they are in humans. This work has now started in earnest", Associate Professor Boyd said.

For Norwood, the opportunities flowing from its sponsored research and licensing arrangements with Monash University, and the associated Intellectual Property, have now been significantly expanded.

Norwood is collaborating with several internationally recognised medical research institutions in Australia and North America and is in the process of commercialising medical technologies for the delivery of drugs and the restoration of the human immune system.

To find out more about the company, visit www.norwoodabbey.com

---

For further information, please contact:

Peter Hansen
Chairman & CEO
(61 3) 9782 7333

Bernie Romanin
Director of Marketing & Communications
(61 3) 9782 7333

PLACEMENT TO AUSTRALIAN INSTITUTIONAL AND PROFESSIONAL INVESTORS

Key points:

- ***Placement to Australian institutional and professional investors***
- ***$1.4 million raised; strengthens financial position***

Norwood Abbey Ltd [ASX:NAL] advises that it has completed a placement raising $1.4 million.

The placement has been made to a number of Australian institutional and professional investors through Emerging Growth Capital Pty Ltd ("eG Capital"). eG Capital is a specialist investment bank focussing on the biotechnology and life science sector. eG Capital conducts research on selected companies including Norwood.

The placement involves the issue of 2,000,000 ordinary shares at a subscription price of A$0-70 per share. For each two shares subscribers receive one option to subscribe for a further ordinary share at A$1-20 on or before 31 May 2003.

The capital raising strengthens the company's financial position as it progresses the commercialisation of its projects.

Executive Chairman Peter Hansen comments: "Norwood is pleased to welcome several new investors. Norwood already enjoys the support of a number of US institutional investors and it is encouraging to see local support for the company as it moves to the next stage of its development".

As previously advised, with the completion of significant research and development work relating to the laser project and microneedle project, Norwood expects to reduce its annual operating costs to around $4 million.

Norwood continues to hold in reserve a $20 million equity credit line with GEM.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Contacts:

Peter Hansen
Executive Chairman
(61 3) 9782 7333

Jeff Bell
Chief Financial Officer
(61 3) 9782 7333

USA PATENT FOR LASER DIAGNOSTIC USING INTERSTITIAL FLUID GRANTED

Key points:

- ***USA Patent issued for use of laser probes in facilitating collection of interstitial fluids***

Norwood Abbey Ltd [ASX:NAL] advises that the USA Patent Office has issued a further patent.

The patent relates to the use of a laser to perforate or alter the skin to allow collection and analysis of interstitial fluid. Measurements obtained can then be used to approximate analyte concentrations in other bodily fluids, such as blood.

The patent provides an improved method for measuring analytes in bodily fluids, without the use of a sharp.

The patent is part of the portfolio acquired by Norwood with the acquisition of Transmedica International Inc.

The issue of the patent further strengthens the strategic value of Norwood's intellectual property.

For further information, visit www.norwoodabbey.com

Contacts:

Peter Hansen
Executive Chairman
(61 3) 9782 7333

Bernie Romanin
Director of Marketing
(61 3) 9782 7333

USA PATENT FOR LASER PROBES GRANTED

Key points:

- *USA Patent issued for use of laser probes for drug permeation*

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has been issued.

The USA Patent Office has issued the Patent Number US 6389313.

The patent covers the use of an optical device/method for enhancing local administration of pharmaceutical compounds and/or collection of biomaterials. The device/method is for use in various situations that require high concentrations of drugs that are delivered locally.

The issue of the patent further strengthens Norwood's intellectual property position.

For further information, visit www.norwoodabbey.com

Contacts:

Bernie Romanin
Director of Marketing
613 9782 7333

STATEMENT BY PETER HANSEN, EXECUTIVE CHAIRMAN, NORWOOD ABBEY LIMITED

FUNDING FACILITY FINALIZED

Key points:

- ***$20 million standby equity line agreed***
- ***Facility forms part of overall funding strategy***
- ***To be drawn down entirely at Norwood's discretion***

Norwood Abbey Limited (Norwood) has signed an agreement for a $20 million equity finance facility.

The facility is one element of the overall funding strategy for the group. It will enhance Norwood's flexibility as it enters the next stage in the commercialisation of its medical technology projects, including negotiation of alliances and partnerships with international pharmaceutical groups.

Having the facility in place demonstrates access to additional funding but does not preclude the company from raising substitute funds from institutional or strategic investors on superior terms or in ways which enhance its long-term business relationships, as opportunities arise.

During 2002, most of Norwood's projects will have reached the stage where commercial development with international partners, including separate funding, would be feasible and negotiations are proceeding on this basis.

The new funding facility has been put in place with GEM Global Yield Fund ("GEM") and New York based private equity group GEM Investment Advisors, Inc. GEM has committed to subscribe for new equity in Norwood up to a total value of A$20 million over the coming three years.

The timing of any drawdown of funds will be at the discretion of Norwood which has no minimum obligations under the terms of the agreement.

The subscription price of shares issued to GEM will be equal to 90% of the average closing bid prices of Norwood shares as quoted by the ASX over the pricing period. The pricing period is activated at the time GEM is notified by Norwood that it wishes to make use of the facility. All shares issued will be fully paid ordinary shares to rank equally with other shares on issue.

A fee equivalent to 1% of the value of the facility is payable by Norwood. There are no ongoing fees or any further consideration in connection with the facility.

Norwood Abbey is an ASX listed company (ASX:NAL) collaborating with internationally recognised medical research institutions in Australia and North America to commercialise medical technologies for the delivery of high value drugs and the restoration of the human immune system. To find out more about the company, visit www.norwoodabbey.com

---

For further information, please contact:
Peter Hansen
Chairman & CEO
(03) 9782 7333

STATEMENT BY PETER HANSEN
EXECUTIVE CHAIRMAN, NORWOOD ABBEY LTD.

MICRONEEDLE PROTOTYPE COMPLETED

Key points:

- ***Hand held microneedle prototype device completed***
- ***Animal pre-clinical testing commences***
- ***Early stage discussions with major pharmaceutical companies***

Norwood Abbey Ltd (ASX:NAL) has completed the development of an operational hand-held prototype of the microneedle drug delivery system.

This is a significant milestone in the commercialisation of an important new, totally safe and high margin drug delivery system being developed by Norwood. It has achieved the primary aim of the project which is to precisely deliver very small quantities of drug over time.

The system comprises an applicator and a disposable delivery module that includes the microneedle array and the drug reservoir. The applicator is reusable and the needle and drug components of the device are disposable.

Professor Ian Hunter and his team at the MIT BioInstrumentation Laboratory have developed the system to provide controlled and accurate delivery of a wide range of drugs transdermally into the human body using microneedles. The team has achieved control measurable in nanolitres per second. The system is designed to provide efficient and safe drug administration at a low cost.

The microneedle system is ideally suited to the delivery of many of the new high value biologically based drugs (i.e. based on proteins, peptides or carbohydrates) which are very difficult to deliver with current methods.

Testing of the prototype device on animal skin, using radioactive markers, has commenced. Pre-clinical studies are expected to commence early in the second quarter of 2002.

Initially, several compounds will be tested to demonstrate the delivery capabilities of the device. These tests are expected to continue over the next months.

Norwood is in preliminary discussions with a number of international pharmaceutical companies who have expressed an interest in the microneedle system for specific drug applications. Norwood is progressing discussions with these groups with the aim of achieving partnering arrangements.

For further information and background about the Company, visit the website at www.norwoodabbey.com

Enquiries should be directed to:

Peter Hansen
Executive Chairman
(61 3) 9782 7333

Bernie Romanin
Director of Marketing
(61-3) 9782 7333

IMMUNE ENHANCEMENT THROUGH IMPROVED THYMIC FUNCTION - NORWOOD SIGNS FURTHER AGREEMENT WITH MONASH UNIVERSITY

Key points:

- ***New Monash agreement extends thymic function and immunology research coverage***
- ***Exclusive world-wide rights***
- ***Potential implications for a wide range of clinical conditions***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] has entered into a new agreement with Monash University. The agreement covers research on thymic function and improved immune function. This agreement extends the scope of the Immunology Project which is currently in the clinical trials phase under an earlier agreement with Monash University.

In particular, the new research programme will concentrate on five areas, namely:

1. manipulation of thymic development and function through uptake of haemopoietic stem cells,
2. enhancement of bone marrow stem cells and haemopoiesis,
3. the discovery of genes which impact on thymic and bone marrow function,
4. a diagnostic indicator of thymic activation, and
5. the application of the technology to the management of autoimmune disease, cancer, transplantation and vaccination.

Under the agreement, Norwood will hold exclusive world-wide rights to develop and exploit these technologies. Monash University will be entitled to earn a royalty and/or licence fees on any revenues generated from the commercialisation of these technologies. By entering into the agreement, Norwood has undertaken to commit up to $1 million in the first year of the project and based on key program milestones being achieved, expanded up to $3 million over three years. As previously announced, Norwood's intention is to have this Program externally funded through third party arrangements. Discussions with prospective partners are in advanced stages and are ongoing.

Norwood, through its subsidiary Norwood Immunology Pty Ltd, has been funding clinical trials, under an earlier agreement with Monash University. This work relates to the effect of GnRH analogues on thymic function and T cell production. Norwood's option under this agreement has now been extended until 31 December 2002.

Norwood has proceeded to lodge new patent applications with respect to the involvement of improved bone marrow function and the role of haemopoietic stem cells, the development of a simple blood based-diagnostic indicator of thymic function and the use of the technology to provide an improved immune system as a preventative measure to combat disease.

To see the full text including the following Background Information Paper, or to learn more about Norwood, visit the Company's website at www.norwoodabbey.com

---

For further information contact:

Peter Hansen
Executive Chairman
9782 3333

NORWOOD ABBEY LIMITED
IMMUNOLOGY BACKGOUND INFORMATION PAPER

Professor Richard Boyd, head of the Monash University Immunology Project research team, explains the importance of the new opportunities as follows:

Background

- "It is currently believed that temporary inhibition of sex steroids using GnRH analogues may allow dramatic restoration of thymic function, particularly when the thymus has been destroyed through normal aging or following chemotherapy or radiation therapy. This should result in major increases of new T cells flowing into the blood stream. This would mean that for the first time there is a realistic way of treating patients with immunodeficiency that often results in death from infection. The most important groups of patients are those with cancer, requiring chemotherapy or radiotherapy, HIV/AIDS, those requiring transplants and many seemingly normal people who suffer from chronic infections. It may also provide an approach to improving the immune system in high- risk groups to better combat impending diseases such as prostate cancer."

New breakthroughs

- "An important part of the thymic regrowth following cessation of sex steroids has now been shown to involve the uptake of haemopoietic (blood) stem cells from the blood. These stem cells, in turn, are increased in number as a result of improved haemopoietic function of the bone marrow. The elevated stem cells are important because they develop into all blood cells including T and B lymphocytes and antigen-presenting cells that stimulate all immune responses. The fact that the new blood stem cells enter the thymus means that it may be possible to introduce gene(s) into these cells that may be passed on to the millions of new daughter T lymphocytes produced in the re-activated thymus. There are many important clinical conditions that may benefit from this, especially AIDS where anti-HIV genes could be inserted into the patient's own blood stem cells to prevent the virus from destroying the subsequently produced T cells. The production of new antigen-presenting cells of donor type in the activated thymus also means that it might be possible to "teach" the new T cells being produced in the patient not to reject a grafted organ or tissue from the same donor as the stem cells. The involvement of stem cells for the immune system in combination with thymic regrowth may be able to be applied to the management of several diseases including autoimmunity, transplantation and cancer. It is also planned to evaluate Thymic regrowth in respect to the improvement of vaccination schedules.

- "The expected finding that the treatment remarkably improves bone marrow function may be of major importance in the recovery of haemopoiesis immediately post chemotherapy."

- "It is planned that the gene discovery team, led by Dr Ann Chidgey, will begin to endeavour to identify new genes that could be the cause of the thymic regrowth. Such genes will potentially form the basis for a new range of clinically important products that might act alone or further assist the effects of the GnRH analogues. They may also be important in many other disease states."

- "It is planned to develop a diagnostic blood test kit for rapid measurement of thymic and bone marrow function. Such a kit might be able to determine, within days of starting the treatment, the degree to which the patient is likely to respond to treatment.. This would have important consequences in determining how patients are handled clinically."

GLOSSARY OF TERMS

Antigen: molecules which stimulate immune responses.
Antigen Presenting Cell(APC)): specialised cell which captures antigen, processes it into small fragments and presents it to T and B cells to stimulate immune responses. In the thymus the APC delete all new T cells which could potentially destroy "self".
B lymphocytes: major class of white blood cells which produce antibodies.
Bone marrow: cells and tissue inside major bones which produces haemopoietic stem cells and converts them into all blood cells except T lymphocytes.
Bone marrow Transplantation: The transfer of bone marrow cells (particularly haemopoietic stem cells) into patients often following chemotherapy or radiotherapy, to restore blood cell production.
Chemotherapy: cytotoxic drugs which are used to kill eg cancer cells; often also cause destruction of many other cells including the immune system which results in immunodeficiency states.
Epithelial cells: A class of structural cells in many tissues and organs of the body. In the thymus they exclusively stimulate the production of new T lymphocytes from haemopoietic stem cells.
Haemopoietic Stem Cells: precursor cells produced in the bone marrow that can give rise to all cells (red and white) in the blood. They can enter the blood stream and travel to the thymus where they can turn into T lymphocytes.
Radiotherapy: The use of radiation to destroy eg cancer cells. Also destroys neighbouring cells and if given to the whole body also destroys the immune system. *Stem cells:* primitive cells which give rise to many other more differentiated cells.
Thymus: major organ of the immune system which exclusively produces T lymphocytes.
T lymphocytes: major class of white blood cells that initiate all immune responses (helper T cells) or become killer cells (cytotoxic T cells) that can destroy e.g. virus infected cells and cancer cells.

NORWOOD IMMUNOLOGY STRATEGY - UPDATE

Key points:

- ***Strategy to gain access to key technology and personnel***
- ***Further agreement with Monash relating to new aspects of immunology***
- ***Key scientists commit to Norwood long-term***
- ***Strategy to obtain independent funding for project***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] has further progressed its strategy with respect to the Monash University-based immunology project ('Project') and now provides a further update in relation to the Project.

As reported previously, the project involves the use of GnRH analogue drugs to re-grow the thymus gland in adults, to effectively induce the production of a new T cells. Norwood has an extensive patent position on the use of the GnRH analogue drugs for this application and the commercial opportunities are potentially significant.

In order to achieve its commercialisation objectives, Norwood's strategy is to secure access to all relevant aspects of the thymic function discovery and related science. This comprises all intellectual property, including scientific discoveries and developments, laboratory test results and clinical trial results. It also relies upon ongoing involvement of key scientific personnel from Monash University.

Norwood has previously announced it intends that proposed new and ongoing trials will be fully funded for at least two years through third party arrangements.

A number of steps has been taken by Norwood to advance these strategies.

A new research agreement with Monash University under which Norwood has obtained an exclusive licence to develop and commercialise further discoveries and developments in the field of thymic function and associated scientific fields, including a new gene discovery program, has been announced (refer to Norwood's announcement on 15 March 2002).

Norwood has entered into an agreement with Professor Richard Boyd, the key Monash University scientist engaged in the Project. Under this agreement, Professor Boyd is committing to a five year relationship with Norwood. In the course of his employment with Monash University, Professor Boyd will commit all of his time, expertise and experience as well as the time, expertise and experience of his laboratory facilities to the Project. In return, Professor Boyd will be granted an option to acquire up to ten percent of Norwood Abbey's interest in the Immunology Project, using a market-value-based formula to determine the exercise price; achievement of key milestones will determine the vesting dates of the options. The option expires in December 2006.

Norwood advises that discussions with parties regarding participation in the funding of Norwood Immunology Pty Ltd's ongoing research and development, including

clinical trials, are at an advanced stage and are progressing according to plan. Interested parties include pharmaceutical groups, scientific research groups and specialist biomedical investors.

In addition, the Company is in advanced discussions with pharmaceutical companies with respect to the Company's strategy of securing rights over GnRH analogue drugs that could be used in both clinical trials as well as in the commercialisation of the technology.

Norwood will continue to provide further updates in relation to the Project in due course.

To learn more about Norwood, visit the website at www.norwoodabbey.com

For further information, contact:

Peter Hansen
Executive Chairman
(61 3) 9782 7333

Bernie Romanin
Director of Marketing and Communications
(61 3) 9782 7333

NORWOOD BOARD APPOINTMENT

Key points:

- ***Dr John Jefferis appointed to Norwood Abbey Ltd Board***
- ***Additional role as consultant on international commercialisation***
- ***Former Senior Vice President of Pfizer Inc.***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] is delighted to announce that Dr John Jefferis, former Senior Vice President of Pfizer Inc, has been appointed to its Board of Directors. Dr Jefferis will also provide consultancy services to Norwood for matters relating to international commercialisation of its projects.

Dr Jefferis has a distinguished record in the healthcare industry spanning four decades. He has held a range of senior positions with Pfizer Inc Group. These have included Senior Vice President, Medical, Pharmaceuticals for Pfizer Inc., Vice President, Licensing & Development, Pfizer Inc., Vice President, Medical Director, Pfizer Pharmaceuticals and Medical Director, Pfizer International. [For further detail see attached Curriculum Vitae of Dr Jefferis].

Dr Jefferis' consulting role to Norwood will involve regular advice regarding product development opportunities for Norwood's technologies and partnering arrangements, including licensing and evaluation of complementary technologies.

"We are privileged to be able to draw on the immense international experience of Dr Jefferis," said Norwood's Executive Chairman, Peter Hansen. "His appointment to the Board and involvement as a consultant are part of Norwood's strategy of developing greater personnel depth at a policy and commercialisation level.

The appointment of Dr Jefferis is the first step in an ongoing process of adding depth to the Norwood Board of Directors as the Company moves from a research & development base to the commercialisation of its technologies".

Visit our website at www.norwoodabbey.com

For further information contact:

Peter Hansen
Executive Chairman
Norwood Abbey Ltd
(61 3) 9782 7333

JOHN E JEFFERIS, MB, BS, FRACP

Dr Jefferis, an Australian, graduated MB, BS with Honors from Sydney University in 1955. He completed residencies at the Royal Prince Alfred Hospital, Sydney, in 1960, and then was a Research Fellow at the Royal Post Graduate Medical School, London, 1960-1961.

In 1962 he joined Pfizer Australia as Medical Director and retained both University and teaching hospital appointments in Sydney until he moved to Hong Kong in late 1969 as Medical Director, Pfizer Asia.

Moving to New York in 1973, he was appointed Vice President Medical Director of Pfizer International with responsibilities for all Pfizer medical activities outside the United States.

In 1980 Dr Jefferis transferred to the US Division of Pfizer as Vice President Medical Director. In 1984 he returned to Pfizer International to reorganize and manage the consolidation of Pfizer International Medical Operations at headquarters in New York.

During the period June 1985 until February 1987 Dr Jefferis was Regional Director for Pfizer Australia with responsibility for Pfizer operations in Australia and New Zealand. Dr Jefferis returned to the US in 1987 to head Licensing & Development and was elected a corporate Vice President in 1987. He was given additional responsibilities as Senior Vice President Medical, Pfizer Pharmaceuticals in 1989.

In early 1992 Dr Jefferis relinquished the licensing responsibility and assumed worldwide responsibility for the medical operations of all pharmaceutical divisions. In May 1993 Dr Jefferis resigned his responsibilities with Pfizer and took on a consulting role with the company. He became a Director of FH Faulding & Co Limited Australia's International Health Care Company. He acted as a consultant to Faulding and certain other organizations in the heath care field.

In November 1995 Dr Jefferis resigned from Faulding Board and joined West Merchant Bank (New York) as senior consultant specializing in Health Care. Currently, Dr Jefferis operates at Jefferis Associates Consulting to the pharmaceutical and healthcare industries.

CURICULUM VITAE – JOHN E JEFFERIS

Medical Residency:	Royal Prince Alfred Hospital Sydney, Australia Resident Medical Officer	1955-1959
	Royal Postgraduate Medical School London, England Research Fellow	1960-1961
Medical Employment:	Royal Prince Alfred Hospital Sydney, Australia Honorary Physician	1962-1969
	The University of Sydney Tutor in Medicine	1962-1969
Business Experience:	Pfizer International	
	Medical Director, Pfizer Australia, Sydney	1962-1969
	Medical Director, Pfizer Asia, Hong Kong	1970-1973
	Director of Clinical Research, New York	1973-1974
	Vice President – Medical Director, New York	1974-1980
	Pfizer Pharmaceuticals	
	Vice President – Medical Director, New York	1980-1984
	Pfizer International	
	Senior Vice President, Medical New York	1984-1985
	Regional Director, Pfizer Australasia	1985-1987
	Pfizer Inc	
	Vice President, Licensing & Development, New York	1987-1992
	Pfizer Pharmaceuticals	
	Senior Vice President, Medical, New York	1989-1993
	Pfizer Inc	
	Senior V P, Medical, Pharmaceuticals, New York	1992-1993
	Pfizer Inc	
	Consultant	1993-1996
	F.H. Faulding & Co Limited	
	Director and Consultant	1993-1995
	West Merchant Bank Senior Consultant	1995-1997
	Jefferis Associates	
	Consultant to Healthcare Industries	1993-1998
Medical Associations:	The Royal Australian College of Physicians	
	Membership, by examination	1959
	Fellowship, by election	1971

NORWOOD NEGOTIATES $20 MILLION EQUITY LINE WITH NEW YORK BASED INVESTMENT FUND

Key points:

- ***US private equity fund backs Norwood***
- ***$20 million standby equity line agreed***
- ***Draw downs entirely at Norwood's discretion***
- ***Timing and amounts of draw downs to be set by Norwood***
- ***Three-year maximum draw down period***
- ***No minimum draw down requirement***

Medical technologies group Norwood Abbey Ltd (ASX:NAL) announces that it has been offered an equity line facility by Global Emerging Markets ("GEM"), a New York based private equity group. Under the proposed facility, GEM will commit to subscribe for new equity in Norwood up to a total amount of $20 million. Norwood has signed a terms sheet and is in the final stages of negotiating the formal agreement.

The equity facility may be drawn down by Norwood entirely at Norwood's own discretion. The amount and timing of each draw down is determined by Norwood. The facility has a term of three years. There is no minimum draw down requirement.

Executive Chairman of Norwood, Peter Hansen commented:

"The commitment of GEM is a strong endorsement of Norwood Abbey Ltd. The equity facility forms a key part of Norwood's financial and risk management strategy. In particular, it provides security and flexibility to Norwood as it progresses with the development of its manufacturing capability for its laser devices and disposables products. These products are targeted for market introduction in 2002.

Having available a discretionary equity line ensures that the Company has access to new equity if and when the need arises. The terms of the arrangement provide absolute flexibility to Norwood and should allow Norwood – if it wishes - to raise new equity funds on attractive terms."

GEM was founded in 1993. The private equity firm has offices in New York, London and Beijing and has completed over 100 transactions in twelve countries, across a broad spectrum of industries. GEM selects its own investment targets and invests as principal and with supporting investors. GEM seeks to generate superior long-term capital growth. GEM also seeks ongoing relationships with its investee companies.

To find out more about the Company, visit us at www.norwoodabbey.com

---

For further information, please contact:

Peter Hansen
Chairman & CEO
(03) 9782 7333

RESIGNATION OF NORWOOD ABBEY BOARD MEMBER

Key points:

Mr. Mark Cashmore resigns as Non-Executive Director.

Norwood's Board actively seeking suitable Board candidates.

Norwood Abbey Limited ('Norwood') advises the market that Mr. Mark Edward Cashmore has tendered his resignation from the Board to be effective 23 January, 2002. Mr. Cashmore was a founding investor in Norwood and the Board would like to thank Mr. Cashmore for his generous support and participation at Board level since July 1999. The Board would further like to extend their best wishes to Mr. Cashmore in his future endeavours.

Prior to Mr. Cashmore's resignation, the Board of Norwood had already been actively seeking additional Board candidates.

For further information, please contact:

Peter Hansen	***Bernie Romanin***
Chairman & CEO	***Director of Marketing***
(03) 9782 7333	***(03) 9782 7333***


NORWOOD ABBEY

LASER COMMERCIALISATION PROGRAM UPDATE

Key points:

- ***Asia Pacific distributor's meeting successful***
- ***European distributors meeting in late October***
- ***Progressing towards CE mark for European commercialisation***
- ***LAD to be exhibited at largest US paediatric meeting November 1-4th***

Norwood Abbey Limited (ASX:NAL) advises that it's commercial activities for the Laser Assisted Drug Delivery (LAD) product are progressing very well.

A meeting of Asia Pacific medical distributors was held last week with attendees representing Norwood's key Asian countries present. The meeting which was co-hosted by Norwood and its Asia Pacific commercialisation partner, MedNet International, included representatives from Korea, Taiwan, China and other Asian countries.

The key objectives of the meeting were to provide Norwood's partners with detailed sales and marketing plans as well as product training to assist them in the introduction of the LAD technology in their markets. Over the next few months these distributors will be assessing the market opportunity in their country, identifying and accessing key thought-leaders and applying for product registrations where required.

During October, Norwood will be presenting at a European Distributor Alliance meeting. In addition it is planning to exhibit at Medica, Europe's largest medical products congress to be held in Germany in late November. In support of the commercial strategy for Europe, Norwood is progressing toward receipt of the CE Mark for the product, a requirement to promote the product in Europe. The CE Mark is expected in early 2004.

In support of its US Commercial Plan, Norwood will be exhibiting at the American Academy of Pediatrics (AAD) meeting in November. This meeting attracts over 10,000 delegates, including specialist children's physicians and nurses. This meeting is a key strategic component of Norwood's US commercial program. Norwood expects to receive strong interest from conference attendees.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com



NORWOOD ABBEY

NORWOOD RECEIVES $1.985M FROM CALL ON PARTLY PAID SHARES

Norwood Abbey Ltd wishes to advise that the company today issued a call on the Partly Paid Shares on issue. The total amount received by the company in satisfaction of this call was $1,985 million. The company expects the uncalled balance of $1,844 million will be called in the coming weeks.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

NORWOOD IMMUNOLOGY VALUED AT $52.5M

Key Points:

- ***Norwood Immunology raises $2.4 million***
- ***Shares to be issued at $52.5M valuation.***

Norwood Abbey Ltd wishes to advise that the company's subsidiary, Norwood Immunology Pty Ltd, has entered into arrangements with respect to its first capital raising - as foreshadowed at the AGM in November 2002. Norwood Immunology has received commitments from investors for a minimum of $2.4 million that will be used primarily as working capital particularly in respect to extending the company's international 'immunology' patent position which already includes in excess of 100 international filings. The capital raising values Norwood Immunology at $52.5 million.

Chairman of Norwood Immunology, Mr. Peter Hansen said "The willingness of investors to participate in this placement, especially in the current economic climate , has been extremely pleasing. At a time when Norwood Abbey's market capitalisation is approximately $60 to $70 million, we believe that the investment in Norwood Immunology is a very strong endorsement of the potential value of the project as well as the Company's business plan and management."

Recently appointed CEO of Norwood Immunology, Mr Richard Williams stated, "This initial fundraising coupled with a significant market valuation will be beneficial in respect to the company's plans to list on a international stock exchange".

As advised recently, Norwood Immunology has taken out a full license with Monash University (via conversion of its earlier research option arrangements) over all of the immunology project intellectual property. As part of these arrangements with Monash University's commercial arm, Monash Commercial Pty Ltd, Norwood - in exchange for a small equity position - was able to substantially reduce its current and future obligations re license fees and ongoing royalties.

After the issue of shares related to the above capital raising, Monash Commercial Pty Ltd will own approximately 3.% of the company, while Norwood Abbey will retain in excess of 90% of Norwood Immunology.

Coupled with the above raising for Norwood Immunology, Norwood Abbey has raised $3.4 million committed to Norwood Abbey. In addition, Norwood Abbey has the right to call at anytime the balance of $3.8 million on the earlier issue of Partly Paid shares.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

NORWOOD'S LASER DEVICE RECEIVES OVERWHELMING RESPONSE

Norwood Abbey Limited (ASX:NAL) has exhibited its revolutionary laser device ("LAD") for the delivery of topically applied anaesthetics at the 6th International Symposium on Paediatric Pain Management. Over 400 delegates are attending the symposium in Sydney from 15-19th June 2003.

Norwood has received very significant interest from, Australian, New Zealand, North American and European delegates.

"This product will revolutionize children's health care as we know it. Imagine painless blood tests and needle procedures - children may actually like going to the doctor" said Renee Manworren, Paediatric Clinical Nurse and Manager of Pain Management, at the Children's Medical Centre of Dallas in the USA.

The Children's Medical Centre of Dallas will commence using the LAD over the next couple of months and their response to the LAD has been tremendous.

The LAD system consists of a laser device and single-use disposable tip, and is intended to painlessly and temporarily alter the outer layer of the skin (*stratum corneum*) enhancing the penetration of topically applied drugs. Clinicians and nurses indicate that the slow onset of action of topically applied anaesthetics is the major barrier to use of these products prior to needle insertion procedures. The LAD reduces the time of anaesthesia onset from 30-60 minutes to just 5 minutes, enabling more patients to be treated with local anaesthetic prior to cannulation, venipuncture and other needle sticks.

Norwood is commencing large-scale manufacture of LAD units with Lightmed Corporation of Taiwan. Norwood expects to commence sales in North America within weeks. Executive Chairman, Peter Hansen, said "The Company believes that the LAD technology represents a breakthrough in transdermal drug delivery of topically applied local anaesthetics. According to Mr Hansen, there is also potential to use the LAD with many other pharmaceuticals including vaccines and anti-inflammatories.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
613-9782-7333 212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

MONASH UNIVERSITY TAKES EQUITY IN NORWOOD IMMUNOLOGY

The Melbourne-based medical technologies commercialisation company, Norwood Abbey, today announced that its subsidiary, Norwood Immunology, has entered into a full licensing agreement with Monash University covering all aspects of the intellectual property associated with their Immunology Project.

The agreement incorporates an equity participation in Norwood Immunology by the commercial arm of Monash University, Monash Commercial Pty Ltd .

The Deputy Vice Chancellor of Monash University, Professor Gary Bouma, commented today: "The decision to move from being a research partner to a commercial partner by taking an equity position, represents a model for a university to realize long term commercial returns from ground-breaking medical research. This equity partnership recognises Monash's belief in Norwood's ability to translate these scientific discoveries into a commercially viable project."

Norwood Abbey Executive Chairman Peter Hansen said today: "Norwood Abbey's core expertise is in the management, marketing and commercialisation of medical technologies. The decision by Monash to take equity underscores the special quality of Norwood Abbey and shows the way forward in marrying research and business. Norwood has invested in excess of $6.0 million in the project and currently believes that, even after planned capital raisings, it will continue to hold a very substantial majority shareholding. The initial Monash equity position is 3.125%".

"Monash sees this as a great opportunity to collaborate with one of Victoria's leading medical technologies commercialisation companies," said Monash Commercial Business Development Manager, Dr David Lyster.

The project involves reviving the immune system by rejuvenating a critical organ, the thymus.

Norwood Immunology is a wholly owned company within the Norwood Abbey group of companies. It has been created to maximise the commercial potential of the immunology research. Norwood recently announced the appointment of Richard Williams, as its CEO. Richard Williams was the former Head of Global Healthcare for Andersens, and is based in London.

Australia Company Contacts
Peter Hansen
Executive Chairman
61 3 9782 7333
Jeff Bell
Chief Financial Officer
61 3 9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

INTERNATIONAL TRIALS FOR NORWOOD'S AIDS RESEARCH

Important Australian research on rejuvenating the immune system which could significantly help HIV/AIDS patients has been seized upon by a team of distinguished international scientists for clinical trials.

It is planned that up to 50 patients will undergo treatment in Europe using a novel method aimed at preventing fatal AIDS-related illnesses, which has been developed by the Melbourne-based biotechnology business development company Norwood Abbey together with its partner Monash University.

The trial will be centred around the renowned University Hospital in Basel, Switzerland and involve input from the American National Institutes of Health (NIH).

A leading researcher, Professor Manuel Battegay of Basel's University Hospital, today hailed the project as an "outstanding example of international cooperation".

A major problem confronting HIV/AIDS patients is the recovery of the specialized white blood cells, called T cells, which are destroyed by the HIV infection. These immune cells are not only needed to control the virus but also to prevent other severe, often fatal, infections. The problem is that the thymus, the organ which exclusively produces the T cells, is most unexpectedly "turned off" early in life by the normal elevation of sex steroids from the onset of puberty. HIV/AIDS patients therefore have no means of restoring their immune defences.

Monash and Norwood Abbey have shown in both clinical and animal studies, that temporary chemical blocking of sex steroid production via the use of an existing class of drugs – GnRH analogues - can regenerate the thymus, and thereby replace lost T cells and also prompt existing T cells to function better.

"Rebooting" the immune system creates a source of new T cells, the body's main defence against disease. "It is our belief that if we can turn the immune systems of these patients back on, we will initially be able to stabilise the condition of these patients and eventually eradicate the virus from the patients body. The beauty of this treatment is that it is the patients own body and mother nature that do all the work" commented an excited Associate Professor Richard Boyd of Monash University.

"We currently have good anti-HIV drugs that act on the virus itself but we urgently need agents that specifically boost the immune system. GnRH analogues could potentially be used in this way" says Professor Sharon Lewin, Director of Infectious Diseases at the Alfred Hospital in Melbourne.

"If this therapy can be translated to HIV/AIDS patients it promises to overcome one of the most important hurdles in HIV therapy", Dr Battegay said. These thoughts were echoed by fellow Basel immunologist, Professor George Hollander. "We are delighted to be able to move to this globally important trial based on such excellent research developed in Melbourne."

The National Institutes of Health is part of the U.S. Government's Department of Health. Daniel Douek, chief of the Human Immunology Section of the NIH Vaccine Research Centre in Washington said, " The NIH is gratified to be involved with pre-eminent HIV/AIDS research groups in Europe to help in this vital work. The work in Australia to potentially create a major component of the therapy for HIV treatment is most impressive." The Swiss-centred trial is also planned to be run simultaneously on HIV/AIDS patients in Australia.

The aims of the trial include:

- Restoring a collapsed immune system.
- Programming or preparing the immune system to better respond to vaccines.
- Investigating its potential use in gene therapy.

Associate Professor Richard Boyd also stated "The GnRH analogues have been successfully used for many years in the treatment of prostate and breast cancer. As this is a new use for an existing class of drugs, the time to validate the new indication is relatively short and therefore treatment has the potential to be in the clinic within a couple of years"

Welcoming the trial, the chairman of Norwood Abbey, Mr Peter Hansen, said today that he recently met the leaders of this new international research team and was impressed by their enthusiastic endorsement. "This is a further example of how a team combining researchers, a university and a biotechnology business development company can move quickly with the likelihood of outstanding results."

The planned HIV/AIDS study follows encouraging results from Melbourne based studies involving patients with prostate cancer and patients undergoing bone marrow transplantation.

Australia Company Contacts
Peter Hansen
Executive Chairman
61 3 9782 7333
Jeff Bell
Chief Financial Officer
61 3 9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

NORWOOD SIGNS MANUFACTURING AGREEMENT

Key Points:

- ***Manufacturing Agreement for Laser Assisted Delivery (LAD) device.***
- ***Taiwanese FDA approved medical device manufacturing***
- ***Commercialisation of LAD on track with first units to be manufactured by June 2003***

Norwood Abbey Limited (ASX:NAL) advises it has signed a Manufacturing Agreement with The LightMed Corporation ("LightMed") for the manufacture of its Laser Assisted Delivery ("LAD") Device.

The manufacture of the LAD device has been outsourced in accordance with the Norwood strategy of concentrating on its core strengths and to use strategic partnerships for the profitable growth of its business. Norwood believes that the LAD manufacturing partnership will facilitate the minimisation of manufacturing costs and the consequent maximisation of profit margins.

It is expected that the first production of LAD units in Taiwan will be completed in June 2003, with devices then being sent to the USA, where they will be combined with disposable tips and the drug component from Ferndale Laboratories Inc. Sales of the LAD in North America are expected to commence mid 2003.

Norwood believes that the ongoing use of the devices in hospitals and doctor's clinics will generate a progressively larger income stream from the sale of the single use disposable tips.

Key members of Lightmed's manufacturing team are currently in Australia undergoing technical familiarisation and training with respect to the manufacture of the LAD device. It is planned that members of Norwood's engineering group and manufacturing group will supervise the initial production of laser devices in Taiwan.

LightMed is an international medical device company based in Taiwan, with its foundation in the Medical Instrumentation manufacturing field. It is a registered manufacturing establishment with the FDA and has extensive experience in the manufacture of medical devices including 15 years experience in laser products. LightMed is an ISO13485 approved company as well as having a USA Federal Code of Regulation 21CFR820 approval.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin,
Director of Marketing
613-9782 7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

N O R W O O D A B B E Y

NORWOOD IMMUNOLOGY APPOINTS CEO AND MOVES TOWARDS LISTING ON INTERNATIONAL EXCHANGE

Key points:

- ***Appoints international CEO to manage worldwide business opportunity***
- ***Targets specialist strategic investors and partners***
- ***Moving to a public listing on international market***
- ***Key clinical study expected to lead to routine clinical use***

Norwood Abbey is making significant strides toward meeting key commercial milestones and establishing a separate public entity for its Immunology Project.

Norwood has appointed Mr. Richard Williams to the position of CEO for Norwood Immunology. Mr Williams, a London-based healthcare executive, brings to the company more than 20 years' experience in corporate finance, fundraising and commercialising of healthcare projects. For 24 years, Richard was with Andersen in London, the last 13 of which were as a senior partner in the Corporate Finance practice specialising in M&A and consulting services to mid market clients. Most recently he was head of Andersen's Global Healthcare Corporate Finance practice, with offices in London, New York and Frankfurt., and has deep skills and experience in this sector. Richard has close links with many major pharmaceutical companies and also specialises in assisting younger companies in exploiting their technology through licensing or partnering.

Mr. Williams has over recent times been actively involved in the project and has contributed greatly toward the progress made over the last few months.

Mr. Williams will be focused on achieving key commercial milestones for Norwood Immunology including completion of commercial partnership(s), securing strategic investors for the project and managing the process for a planned public listing. Mr Williams' experience puts him in an ideal position to optimise the commercial value of the Immunology Project.

The public listing of Norwood Immunology on an international exchange is expected to occur within the next twelve months. Norwood Abbey Ltd. expects to maintain a substantial majority shareholding in the new entity. It is anticipated that the company will raise funds prior to listing primarily for commercial operations and the expansion and extension of intellectual property.

Last November, the Company announced the appointment of a world class Medical and Scientific Advisory Board (MSAB). Several members of Norwood's MASB will participate in an important clinical study in the USA and Europe that is expected commence in the next few months. This study, in the first clinical indication of cancer, is expected to lead to the first use of the GnRH analogue drugs for the rebuilding of the immune system in seriously ill cancer patients.

Norwood expects to receive licence fee and royalty revenue from the use of the GnRH analogue drugs in all immunology indications. The first revenues are targeted for 2004.

To learn more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin
Director of Marketing and Communications
61 3 9782 7333
bromanin@norwoodabbey.com.au

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

ADDITIONAL USA PATENT GRANTED

Key Points:

- *USA Patent grants*
- ***Strengthens Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has been issued.

The USA Patent Office has issued the Patent Number US6,532,387 – Catheter for Delivering Electromagnetic Energy for Enhanced Permeation of Substances.

The patent provides for multi-lumen catheter devices capable of delivering high concentrations of pharmaceutically active substances and varying types of electro-magnetic energy to a selected site. The patent relates to therapeutic treatments of blood vessels and other body passages and tissues that may be accessed through the body's passageways.

The issue of the patent further strengthens Norwood's intellectual property position.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333

Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

NORWOOD AND NATIONAL STEM CELL CENTRE ENTER HEADS OF AGREEMENT

Key Points:

- ***Heads of Agreement reached with National Stem Cell Centre to establish joint research, development and commercialization activities over a four year period, subject to NSCC Board approval***
- ***Recognition of the clinical potential of Norwood's immunology project***
- ***Dr. Richard Boyd and team to continue research in conjunction with worlds best at National Stem Cell Centre.***

Norwood Abbey Limited (ASX:NAL) is pleased to advise that an Heads of Agreement has been reached with the National Stem Cell Centre Limited (NSCC), subject to NSCC Board approval.

Norwood's immunology project focuses on the rebuilding of the immune system for the treatment of diseases such as cancer, auto-immune disease and viral infection amongst others. The research forming the foundation of this project has been conducted by Associate Professor Richard Boyd and his team over approximately fifteen years.

The objective of the agreement with NSCC, is to provide both Norwood and NSCC with access to intellectual property and relevant know-how to establish joint research, development and commercialization activities over a four year period. The targets for the program will initially be in immune tolerance, thymic stem cell development and thymic manipulation. The goal of both parties is the development of clinical products in the various fields.

Both Norwood and the NSCC anticipate these arrangements will provide each party with the opportunity to secure significant benefits arising from the development and commercialization of these technologies.

Research currently being conducted by Associate Professor Richard Boyd and his team at Monash University will continue in collaboration with, and the assistance of, the NSCC.

Norwood considers this agreement demonstrates the breadth and scope of opportunities that the company's immunology project is likely to realize into the future.

Further details relating to the commercial terms, funding and intellectual property are considered confidential and commercially sensitive by both parties and as such will not be released.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

N O R W O O D A B B E Y

NORWOOD RECEIVES COMMITMENTS FOR SUBSTANTIAL FUNDRAISING

Key Points:

- ***Placement of $4.255 million***
- ***$2 million underwriting of Share Purchase Plan***

As indicated at the Company's AGM in November 2002, it was planned that further funding would be sought during 2003.

The Company has formalized a placement of A$4.255 million at 60 cents per share. Under the terms of the placement, the Company will issue one option, exercisable at A$1.00 and expiring on December 31st 2004, for each share being issued.

In accordance with the Company's announcement of January 6th 2003, with respect to a Share Purchase Plan, the Company is pleased to offer shareholders registered at the record close date of January 15th 2003, the opportunity to acquire additional Norwood shares at $0.50 per share. This price equates to an approximate 20% discount to the weighted average sale price of Norwood's shares in the course of January 2003. The directors of Norwood have appointed Intersuisse Corporate Pty Ltd to underwrite a share purchase plan ('Plan') for existing eligible shareholders to a value of $2 million, subject to typical termination events. In addition to the underwriting, Intersuisse can place shares up to $2 million at $0.50.

The placement and underwriting commitments combined with the small placement announced in January 2003 represent a minimum fundraising of approximately $7 million.

The Plan is designed to allow Norwood's loyal smaller investors in particular, with the opportunity to participate in the Company's exciting future. The Plan forms part of our overall finance strategy, geared towards the manufacturing and marketing of the laser project in the USA and Europe as well as for the ongoing development of the business.

Norwood's focus in 2003 is the commercialisation of its projects. The company's initial projects have now successfully completed their primary research and development milestones. As a result of achieving these milestones, it is expected that ongoing future expenditure will reduce substantially. The Company remains committed to its strategy of developing its technologies to the stage where development projects can be either partnered or licensed. The Company believes that the products we are developing all have significant commercial potential.

The overall aim of the Company is to maximise the creation of shareholder value through it's commitment to development of products that are expected to generate substantial revenues and profits.

We look forward to your participation as we enter the next exciting phase of our future.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

Jonathan Buckley, Director
Intersuisse Corporate Pty Ltd
613-9629-8380

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

NASDAQ MILESTONE ACHIEVED

Norwood Abbey Limited [ASX:NAL] today announces that it has appointed The Bank Of New York to act as its Depositary in the establishment of an American Depositary Receipt Program (ADR). The ADR program will allow Norwood Abbey's shares to be traded initially in the Over-The-Counter markets in the US and Norwood Abbey intends to subsequently apply for listing of its ADR's on NASDAQ. As previously advised, Norwood Abbey has appointed New York based Global Markets Capital Corporation as US strategic and corporate advisors to facilitate the NASDAQ Listing of Norwood Abbey's ADR's.

According to Mr. Peter Hansen, Executive Chairman of Norwood Abbey, "The Company's recent FDA marketing clearance and the strategic partnership with US based Ferndale Laboratories Inc. for the marketing and distribution of Norwood Abbey's laser device (and disposable tips) in conjunction with Ferndale's local anesthetic drug "ELA-Max" in North America, the development of the Needleless Injection System and completion of our hand-held prototype micro-needle drug delivery system at MIT, and the advances of our immunology project, we believe that now is the time to take advantage of a number of corporate opportunities that are available to us in the United States. Global Markets Capital will assist us in the process."

Mr. Mark Saunders, President of Global Markets Capital, said that the drug delivery market is projected to grow to $US 100 billion by 2005 and is currently the highest growth area in the pharmaceutical industry. According to Mr. Saunders, "Norwood Abbey's drug delivery technology, which will allow for more precise and accurate drug release over a set period of time, has the potential to revolutionize currently used drug delivery procedures."

About American Depositary Receipts (ADR's)

ADR's are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue ADR's. ADR's may trade freely, just like any other security, in the US Over-the-Counter (OTC) market.

Norwood Abbey's American Depositary Receipts

Norwood Abbey is initially establishing an Over-The-Counter (OTC) facility with The Bank of New York . It is called a Sponsored Level One ADR program, which is a convenient way for non US companies to access the US market. The company's Level One ADR's will initially be traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a Sponsored Level One ADR program allows non-US companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

Norwood Abbey intends to apply for listing of its ADR's on NASDAQ Small Cap Market during 2003.

Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADR's provide the opportunity for them to invest in ASX listed Norwood Abbey.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

Mark R. Saunders, Global Markets Capital
(New York, New York)
Ph: 1 (212) 808 9700

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

EUROPEAN PATENTS GRANTED

Key Points:

- ***Patent grants in key European countries:***
  - ***Belgium, France, Germany, Great Britain, Italy, Netherlands, Spain and Sweden.***
- ***Strengthens Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that further patents have granted.

The European Patent Office ("EPO") granted the Patent Number 0666726 – "Laser perforator" on 6 March 2002. There was a 9 month opposition period after the date of the publication of the grant. The company is pleased to advise that the EPO did not receive any oppositions to the granting of the patent , and as such, the patent has been validated in the following countries:

- Belgium (BE), France (FR), Germany (DE), Great Britain (GB), Italy (IT), Netherlands (NL), Spain (ES), and Sweden (SE).

The patent provides for a device and method for perforation of skin for the purpose of drawing blood or administering pharmaceuticals. The device incorporates a laser which produces a laser beam at an appropriate wavelength which is specifically focused to perforate the skin. Optionally a container can be incorporated for the collection of blood from the perforated tissue.

The grant of the patent further strengthens Norwood's intellectual property position.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com


NORWOOD ABBEY

EUROPEAN PATENTS GRANTED

Key Points:

- ***Patent grants in key European countries:***
  - ***Belgium, France, Germany, Great Britain, Italy, Netherlands, Spain and Sweden.***
- ***Strengthens Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that further patents have granted.

The European Patent Office ("EPO") granted the Patent Number 0666726 – "Laser perforator" on 6 March 2002. There was a 9 month opposition period after the date of the publication of the grant. The company is pleased to advise that the EPO did not receive any oppositions to the granting of the patent , and as such, the patent has been validated in the following countries:

- Belgium (BE), France (FR), Germany (DE), Great Britain (GB), Italy (IT), Netherlands (NL), Spain (ES), and Sweden (SE).

The patent provides for a device and method for perforation of skin for the purpose of drawing blood or administering pharmaceuticals. The device incorporates a laser which produces a laser beam at an appropriate wavelength which is specifically focused to perforate the skin. Optionally a container can be incorporated for the collection of blood from the perforated tissue.

The grant of the patent further strengthens Norwood's intellectual property position.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com



SUCCESS STORY

AusIndustry

Norwood Abbey Limited


Innovation

Making drugs hurt less and work better



The Commonwealth's R&D Tax Concession will help Norwood Abbey Ltd take the pain out of transdermal drug delivery.

With a current global drug delivery market of US$50 billion annually expected to grow to US$100 billion by 2005, a more effective, less painful means of delivering drugs transdermally sounds too good an investment to be true. Not according to investors in Melbourne-based Norwood Abbey Limited, a small biotechnology company that's more than doubled its shareholder base since it first listed on the Australian Stock Exchange in August 2000.

Norwood Abbey's laser device, known commercially as the Laser Assisted Delivery (LAD) device, not only takes the pain out of injections, intravenous insertions and blood sampling, it also enables the delivery of a far broader range of drugs than current needle technology allows. The device works by painlessly removing a tiny area of the primary skin barrier (the stratum corneum), allowing drugs to be introduced directly to the epidermal layers where they are absorbed faster and more effectively.

While the initial project has focused on delivery of local anaesthetics, the LAD has much broader potential application in the delivery of vaccines, anti-inflammatory drugs and pain management. With all the LAD's expected clinical advantages, Norwood Abbey's Chief Financial Officer, Jeff Bell, says it's the 'painless' aspect of the LAD in particular that has proved a major selling point. In fact one main investor specifically stated his reason for investing as the opportunity to alleviate children's fear of injections.

Established in 1998, the history of Norwood Abbey is a little different to that of the average Australian company, according to Jeff Bell. First, in what Jeff proudly calls "a reversal of the brain-drain", the company imported the LAD technology from the USA, and with it two of the inventors to assist in the early development. Then it acquired two USA corporations, Electrospect Inc. (formerly Transmedica International Inc.), and Spectral BioSystems Inc.





AusIndustry

Innovation

Norwood Abbey Limited

Now Norwood Abbey is undertaking commercialisation of the LAD at its recently established US operations base in Chicago, under the stewardship of an American career healthcare executive.

The decision to base commercialisation in the US with an American national at the helm was simply sound business sense says Jeff. "We recognised that a major part of Norwood's drug delivery device operations, R&D partners, manufacturing partners, marketing partners and, of course, major product markets are in North America. It's the 'tyranny of distance' factor – Australia is still seen as geographically and commercially isolated in the biotech industry and forging solid partnerships needs the face-to face contact."

Jeff cites strong management and a team approach to building up strategic relationships as one of the strengths of the company. It's this approach that ultimately led Norwood Abbey to chose the US specialist pharmaceutical company Ferndale Laboratories over a larger multi-national as a strategic partner. "It was the perfect fit with Norwood Abbey – a smaller company but highly focused and product-driven." Ferndale, one of the leading pharmaceutical companies in dermatology in North America,



will use the LAD in conjunction with their topical anaesthetic.

While Norwood Abbey is yet to feel the full benefit of the Commonwealth Government's R&D Tax Concession, Jeff has no doubt that the scheme has already had an impact on the company's strategic planning. "The benefits of the AusIndustry support come later rather than earlier, but knowing that they're coming helps mitigate the risk. They'll offset future costs, give us the opportunity and the financial confidence to undertake further research, to invest more in R&D and to broaden the scope – go beyond anaesthetics to vaccines and other applications", he says.

The LAD is just one of five major technology platforms in the company's R&D portfolio, the others including two drug delivery devices, the microneedle and the needleless injection system; gene transfer technology for use in cellular drug delivery; and an immunology project focusing on rejuvenating the thymus.

However, the LAD is the only product that the company has chosen to take from basic research through full development to marketing.

With US commercialisation of the LAD well underway and ongoing discussions with potential partners in Europe and Australasia, Norwood Abbey's future looks assured. *After all, who could resist the offer of a painless injection?*

Contact

Mr Jeff Bell
Chief Financial Officer
and Joint Company Secretary
Norwood Abbey Limited
63 Wells Rd
Chelsea Heights
Victoria 3196
Tel: (03) 9782 7333
Fax: (03) 9782 7334
Email: jbell@norwoodabbey.com.au
Web: www.norwoodabbey.com.au

The R&D Tax Concession is the Commonwealth Government's principal incentive to enhance and increase the amount of R&D being conducted within Australia. It is broad-based and market-driven and supports much of the industry R&D in Australia.

The Tax Concession was enhanced as a result of the Government's *Backing Australia's Ability* innovation statement. Changes to the R&D Tax Concession which came into effect on 1 July 2002 include: *the new 175% Premium R&D Tax Concession; the new R&D Tax Offset (Rebate); and (from 1 July 2002) the R&D Plan.* The 125% R&D Tax Concession will continue as before.

More information on the new 175% Premium R&D Tax Concession and the new R&D Tax Offset (Rebate) can be found at: www.ausindustry.gov.au (also includes links to the ATO website).

The R&D Tax Concession is administered jointly by the Industry Research and Development Board, through AusIndustry and the Australian Tax Office (ATO). Companies must first register with the IR&D Board before they can claim the Tax Concession with the ATO as part of their normal business tax return.

R&D Tax Concession

For further information on R&D Tax Concession or the range of AusIndustry innovation programs contact:

AusIndustry Hotline **13 28 46**

Any of AusIndustry's State and Territory Offices

AusIndustry website at **www.ausindustry.gov.au**

or email: **ir&dboardR&DTAXCON @industry.gov.au**

Company Contacts:
Peter Hansen, Executive Chairman
+613-9782-7333
Bernie Romanin, Director of Marketing
+613-9782-7333
bromanin@norwoodabbey.com.au
www.norwoodabbey.com

U.S. Investor Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
www.lhai.com

NORWOOD ABBEY RECEIVES FDA 510(K) APPROVAL FOR ITS LASER-ASSISTED TRANSDERMAL DRUG DELIVERY DEVICE

MELBOURNE, Australia (January 13th 2003) – Norwood Abbey Ltd. (ASX: NAL) today announced that the U.S. Food and Drug Administration (FDA) has granted 510(k) marketing approval for the Company's Laser-Assisted Drug Delivery (LAD) device for "ablation of the outer layer of the skin prior to the application of OTC topical 4% lidocaine cream, for local dermal anaesthesia". This device, which is comprised of a laser device together with single-use disposable tips, is designed to painlessly and temporarily alter the stratum corneum, or outer layer of skin, allowing for more efficacious delivery of topically applied drugs.

The Company believes that this proprietary technology represents a breakthrough in transdermal drug delivery, and is very pleased to now be in the position to have achieved this important milestone related to release of the product in the U.S. market.

"The approval represents a major milestone to achieving the Company's goal of generating profits from the LAD project and becoming cash flow positive", commented Peter Hansen, Executive Chairman of Norwood Abbey. "Our research indicates that in addition to local anaesthetics, there are a large number of additional drugs that potentially can be delivered more effectively when used with the LAD."

Norwood's North American marketing partner for the LAD, Ferndale Laboratories Inc., will package Norwood disposable LAD tips with its over-the-counter topical anaesthetic, Ela-Max®.

The primary market for the product is expected to be patients undergoing various procedures requiring needle-sticks, including injections, intra-venous insertions and blood donations. Prime initial target customers include clinicians and health care professionals in the fields of:

- Dermatology / Plastic Surgery (~15,000 in USA)
- Oncology (~2000 in USA)
- Paediatrics (~11,000 in USA)
- Blood Donations

While the strategy with respect to the laser project has always been to primarily concentrate on the receipt of an annuity or continuing revenue stream from the sale of single use disposable tips, the Company also expects to generate profits from the sale of the device.

Under the commercial arrangements that have been negotiated with Ferndale Laboratories Inc. in Detroit, Norwood Abbey, through a network of direct sales representatives, medical wholesalers and distributors, will sell disposable tips and drug in a single package throughout North America. Market research has indicated that devices are likely to be used, on average, 1,000 times per annum.

The Company currently expects to have sold or placed 10,000 devices by the end of calendar 2005. This would generate – on an ongoing basis – approximately AUD$20 million per annum in gross profit or approximately 15 cents (pre-tax) for each Norwood share on issue.

In order to maximize market penetration, the Company has negotiated an arrangement with Ferndale whereby in a situation where a potential customer is not able to 'fund' the capital cost of the device, Norwood – together with Ferndale – will be able to place a device with a customer in return for the ongoing purchase of a minimum number of 'procedures' i.e. drugs and disposable tips.

Norwood has appointed a Vice-President for the laser project in North America, Mark McLoughlin, a distinguished healthcare industry specialist. Mr McLoughlin will take the project to the next step of manufacturing, market development, sales, marketing and distribution. The Company will also seek to pursue further commercial applications, such as the possible delivery of vaccines, anti-inflammatories and other drugs.

To keep costs low, both the manufacture of the LAD and disposable tips is being outsourced to international groups with experience in manufacturing medical devices. This will of course, also reduce Norwood's need for working capital and reduce the cost of the LAD and the disposable tips.

Besides the significant initial market for its use in North America, Norwood has also commenced discussions with respect to targeting the European and Australasian markets. Limited sales have already been made in Australasia for specific applications and the project is expected to progressively generate substantial revenue from Asia.

As a result of positive feedback from the USA market, work is now under way on a second-generation laser device for local anaesthetics that would cover a wider area of the skin.

Norwood Abbey Ltd. is a drug delivery and immunology company with three proprietary delivery platforms in various stages of commercialisation and development. Its delivery technologies include laser-assisted delivery, micro-needle arrays and pressure wave technology for the transfer of both drugs and genetic material.

In addition, the Company holds patent applications for the use of GnRH analogue drugs in the re-growth of the Thymus gland and production of new T-cells. GnRH drugs are already approved for the treatment of prostate and breast cancer and have been available on the market for many years.

For further information about Norwood, visit the Company's web site at www.norwoodabbey.com

# # #

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

Norwood Abbey Limited (ASX:NAL) - Recent Developments

IMMUNOLOGY

The Clinical studies relating to Bone Marrow Transplantation (now more often involving the less invasive blood haemopoietic stem cell transplantation) have progressed extremely well. Although the preliminary data from those studies has not, for commercial reasons, been published at this time, there has been considerable interest created amongst the specialist clinical fraternity. Norwood scientists have been approached by 5 of the most significant hospitals/clinical groups in the World. Four of these centres are based in the USA.

Research carried out in respect to the 'Immunology Project' has demonstrated that the discoveries that have been made can be used to improve the treatment of human disorders that are dependent on 'T-Cells', where current treatments effect T Cell number or function or where a generalised improvement in immune function would be beneficial. The aim of the 'Project' is to develop 'clinical indications' that will yield significant commercial returns to Norwood.

Norwood intends to move quickly to commercialise its opportunities and has therefore concentrated its resources and efforts on the most readily available markets in order to produce short-term returns.

Norwood wishes to advise that as a result of discussions with members of its 'Immunology Project' Medical and Scientific Advisory Board, clinicians and potential pharmaceutical partners, it has been determined that the 'thymic rejuvenation' project has commercial relevance in the following clinical conditions:-

- **Cancer** - adult cancers that are currently managed by chemotherapy and/or radiation therapy resulting in the patient suffering from varying degrees of immunosuppression,
- **Viral Diseases** - immune compromised patients, such as those infected with human immunodeficiency virus ("HIV" leading to AIDS);
- **Vaccinations** - generalised vaccination of the adult population, or specific targeted "vaccination" against cancer.
- **Auto-immune Diseases** – eg multiple sclerosis, rheumatoid arthritis and Type1 diabetes.
- **Transplantation** - diseases that may be treated by bone marrow transplantation (BMT) or organ transplant patients.
- **Adult Stem Cells** – tolerance and genetic therapies

Norwood anticipates that the average value of the GnRH analogue drugs used in these treatments will be approximately US $1,500 to US $2,000. Norwood expects to enter into commercial arrangements that will yield it incremental royalty income based on the sale of these drugs by a pharmaceutical partner for immunological indications.

CANCER

With an increasingly aging population, cancer has become one of the most significant causes of death in developed countries.

The essential limit to the effective modern management of most cancers has been the destruction of T Cells caused by the chemotherapy, radiation or other treatments. Most patients suffer this neutropenia to some degree. For many cancer sufferers the extent of the neutropenia defines the limit of treatment that they can undertake. Cancer therapy is often seen therefore, as a balance between the need to kill aberrant cells, against the effect of also killing normal cells, such as T Cells.

There are a number of cancers, (eg. Multiple Myeloma) and clinical situations, where the therapy results in the patient being chronically immuno-suppressed. Having little or no ability to fight off infection, such patients invariably suffer badly from even the most innocuous of infections. In the end, infection control often becomes the clinically limiting step in the management of such patients. The ability to rejuvenate the immune system by the safe, effective production of a new T Cell repertoire in such cancer patients would be, we believe, a major advance in modern medical practice.

The estimated number of new cases of cancer worldwide for 1997 was approximately 6.5 million. According to the American Cancer Society there were an estimated 1.25 million new cases of cancer diagnosed in the US in 1995 (677,000 men and 575,000 women) with 547,000 deaths, representing approximately 174 per 100,000. Today, one in three will develop cancer in his or her lifetime, and half of them will die within 5 years of diagnosis. Cancer will kill 550,000 Americans this year.

The initial potential market, available to Norwood and its partners, in the treatment of cancer is estimated to be approximately 2,000,000 patients pa.—equating to approximately USD$3 billion pa.

In addition, patients at high risk of contracting cancer, could well benefit from rejuvenation of their immune system prior to actual diagnosis of a primary tumour.

VACCINATION:

Adults generally do not have the necessary immune system capacity to allow adequate vaccination regimens to be undertaken. This is due to the lack of the necessary immune system cells (particularly T Cells) in adults. For this reason most vaccination protocols are undertaken during childhood.

Norwood scientists, and our clinical advisors, are highly confident that the use of the GnRH analogue drugs causing thymic regrowth and the consequent production of naïve T Cells, will dramatically improve the ability to obtain a satisfactory "immune response" in adults. This should, in turn, pave the way for the more effective use of such vaccines and a significant improvement in the markets for vaccines. Norwood estimates that the potential market for its thymic rejuvenation project in respect to vaccines is at least 2,000,000 patients per annum.

There is increasing interest in vaccination; both with the discovery of new vaccines as well as more effective vaccines associated with biological warfare and 'mass vaccinations'.

VIRAL DISEASES – eg HIV/AIDS, herpes, shingles :

As the Human Immunodeficiency Virus (HIV) slowly takes over the immune system, the patient (with fewer and fewer effective T Cells) becomes more and more susceptible to infection---ultimately dying from opportunistic infections, which they would usually easily defeat. The ability to rejuvenate T Cell production in such patients would represent a major advance in the management of this scourge.

Over 40 million people are infected worldwide with an estimated 16,000 new HIV infections reported globally each day. It has been estimated that approximately 600,000 children were born with HIV infection in 1998.

The current market, available to Norwood and its partners, in the treatment of HIV/AIDS is estimated to be 2 million patients. This figure represents a conservative estimate of the current number of HIV/AIDS sufferers in developed countries.

AUTO-IMMUNE DISEASES

Auto-immune diseases such as eg multiple sclerosis, rheumatoid arthritis, allergies and Type1 Diabetes are scourges of the aging patient. The numbers of aged people suffering these disorders is vast, and increasing annually.

Previous studies (by others) have demonstrated that complete T Cell ablation effectively thwarts the progress of this disease. Unfortunately this somewhat aggressive therapy is rarely used, because the patients invariably die prematurely from infection. The rationale for the treatment of auto-immune diseased patients, with GnRH analogue drugs, is to quickly and effectively rebuild their T Cell population following ablation to eliminate all T Cells, including those considered reactive to "self".

TRANSPLANTATION

Haemopoietic Stem Cell Transplantation - Bone Marrow Transplantation (BMT)

Bone Marrow Transplantation (BMT) is curative in the treatment of a number of Leukaemias and Lymphomas----Cancers of the blood and immune system cells. In essence, this technique replaces the cancerous blood system cells with new cells from a suitable, matched donor --- or following suitable treatment, from the patient themselves.

HSC transplantation (or BMT) allows stem cells that were damaged by treatment to be replaced with healthy stem cells that can produce the blood cells the patient needs.

The clinical limitation of BMT is associated with a form of "rejection", and/or infection due to immunosuppression. This "rejection" occurs when the grafted cells "reject" the recipient of the cells. This is known clinically as "Graft versus Host Diseases" (or GVHD). The infections associated with BMT are generally very difficult to control, even with modern antibiotics. At worst, a high percentage of patients die from either of these effects and at best the patients have a severely limited life style. The proposed new therapy uniquely addresses both of these issues.

Notwithstanding the risks, BMT is finding increasing usage in generalised cancer treatment. This make it possible for patients to receive very high doses of chemotherapy and/or radiation therapy, procedures that can destroy the cancer cells but because of their lack of specificity they also kill normal cells which are dividing rapidly. This includes virtually all white blood cells and the haemopoietic stem cell precursor cells in the marrow. Hence the need for the HSC transplantation.

It is estimated that approx. 70,000 such transplants are performed per annum in developed countries.

The overall current clinical outcome is that some 70-80% of patients are at "high risk", requiring constant and costly hospital management. Of this group more than half will die from complications of the procedure. The overall 12-month survival following such transplantations is generally considered to be approx. 50%. This figure is, of course, dependent upon the disease being treated and the type of graft used. The remaining patients are at "medium risk", requiring significant periods in hospital and associated lifestyle changes.

Organ Transplantation:

Replacing a diseased organ with a healthy one has become a standard part of modern medical practice. The introduction of "foreign" tissue into another person will create a "rejection process", whereby the T Cells of the recipient will aggressively seek to destroy (or reject) the tissue of the donor.

The success, or otherwise, of organ transplantation is a balance between infection control caused by immunosuppression, and tissue rejection. The use of GnRH analogue molecules in this clinical situation should allow much greater control of T Cell rejuvenation, following transplantation..

We estimate the current market, available to Norwood and its partners, in this segment to be 40,000 patients per annum.

STEM CELLS

Norwood believes that its thymic regrowth techniques will become fundamental to the possible use of adult stem cells without rejection and without the need for recourse to immunosuppressive drugs.

Gene Therapy - Ex-vivo treatment of Human Blood Stem Cells

Unpublished data has shown it may be possible to introduce genetic material into a Haemopoietic Stem Cell. It is possible that the 're-introduction', into the patient, of Stem Cells - which for instance may have been "genetically altered" – may have significantly enhanced clinical relevance. For example, such cells might be altered to produce HIV resistant T Cells, or they could be manipulated so that the T Cells produced are specifically designed to destroy certain cancer cells.

The thymus has the capability of rapidly, and effectively producing vast numbers of new T Cells. Each Haemopoietic Stem Cell introduced into a properly functioning thymus is converted into between 107---108 new T Cells.

SECOND TIER LICENSING

Norwood is developing a comprehensive program to enter into arrangements whereby its technologies will be licensed to pharmaceutical and biotech companies who have existing drugs and/or technologies whose efficacy would be improved by the con-current rejuvenation of the thymus and the immune system.

Norwood expects to be able to enhance the value of its intellectual property base by entering into arrangements with companies with drugs in the fields of cancer, vaccines and anti-retroviral drugs used in the treatment of HIV infections.

SHARE PURCHASE PLAN

The Board of Directors have taken the decision to implement a 'Share Purchase Plan' so as to provide an opportunity for all eligible shareholders to participate in a capital raising, at a similar price, to those investors who participated in the recent private placements. Shareholders will be able to subscribe for up to $5,000 worth of shares without incurring brokerage or stamp duty. Full details of the Share Purchase Plan will be set out in documentation that will shortly be sent to shareholders.

To learn more about the Company, visit http://www.norwoodabbey.com

For further information about the project contact:

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333

Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	500,000 options exercisable immediately at $2.50 expiring on 31 December 2005.

03 NOV 13 AM 7:21

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No The date of exercise No participation prior to exercise Options do not carry a right to vote
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Satisfaction of appointment to Scientific Advisory Board.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 November 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	135,838,430	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,965,471 844,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .....4/11/2003..............
(~~Director~~/Company secretary)

Print name: ......Jeffrey Bell ....

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,000,000 shares at $1.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options expiring on 31 December 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 November 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	138,856,764	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	47,947,137 844,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ~~Director~~/Company Secretary) Date: .....07/11/2003..............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,018,334
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 shares at $1.00 per share 993,334 shares at $1.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options expiring on 31 December 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 November 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	136,856,764	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	49,947,137 844,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....06/11/2003..............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell................................

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,708,336
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	857,501 shares at $1.20 per share 1,850,835 shares at $1.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options expiring on 31 December 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
135,838,430	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,465,471 844,600	Options exercisable at various prices expiring on various dates Employee Options
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A

33 +Despatch date | N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....31/10/2003...............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell.................................

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,115,909
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.20 and $0.60 respectively
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 25,000 $1.20 Options expiring on 31 December 2003. Receipt of final call on 7,090,909 Partly Paid Shares and conversion to Fully Paid Ordinary Shares
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 October 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	133,130,094	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	53,173,807 844,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....30/10/2003..............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	166,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment



Yes

5 Issue price or consideration

$1.20 per share

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Exercise of Options expiring on 31 December 2003.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

116,667 shares – 23 October 2003
50,000 shares – 27 October 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
126,014,185	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,090,909	Partly paid ordinary shares
		53,198,807	Options exercisable at various prices expiring on various dates
		844,600	Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary)

Date: .....27/10/2003...............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	459,167
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	155,000 options/shares at $1.20 per option/share 37,500 options/shares at $1.00 per option/share 166,667 options/shares at $1.00 per option/share 75,000 options/shares at $1.20 per option/share 25,000 options/shares at $1.00 per option/share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options expiring on 31 December 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	155,000 shares – 10 October 2003 204,167 shares – 14 October 2003 75,000 shares – 15 October 2003 25,000 shares – 16 October 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	125,847,518	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,090,909	Partly paid ordinary shares
53,365,474	Options exercisable at various prices expiring on various dates
844,600	Employee Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....15/10/2003..............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	245,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	155,000 options/shares at $1.00 per option/share 45,000 options/shares at $1.00 per option/share 45,000 options/shares at $1.20 per option/share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options expiring on 31 December 2003.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	155,000 shares - 12 September 2003 90,000 shares – 17 September 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
125,388,351	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,090,909 53,824,641 844,600	Partly paid ordinary shares Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .....10/09/2003..............
(Director/~~Company Secretary~~)

Print name: ......Peter J Hansen ....

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	500,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	250,000 options exercisable immediately at $1.50 expiring on 31 December 2004. 250,000 options exercisable immediately at $2.00 expiring on 31 December 2004.

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

No

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

The date of exercise
No participation prior to exercise

Options do not carry a right to vote

5 Issue price or consideration

Nil

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Satisfaction of contract with commercial advisory board.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

25 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
125,143,351	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,090,909	Partly paid ordinary shares
54,069,641	Options exercisable at various prices expiring on various dates
844,600	Employee Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .....5/09/2003..............
(~~Director~~/Company secretary)

Print name: ......Jeffrey Bell ....

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Executive and Employee Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,022,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	422,200 options exercisable immediately at $1.20 expiring on 31 December 2004. 600,000 options exercisable at $1.20 expiring on 31 December 2004 vesting 12 months from date of issue

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No The date of exercise No participation prior to exercise Options do not carry a right to vote
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Second issue of Executive and Employee Options in order to ensure all staff who are entitled to participate are participating in the Employee Share Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
125,143,351	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,090,909 53,569,641 844,600	Partly paid ordinary shares Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .....14/08/2003..............
(~~Director~~/Company secretary)

Print name: ......Jeffrey Bell ....

== == == == ==

+ See chapter 19 for defined terms.


NORWOOD ABBEY

NORWOOD IMMUNOLOGY VALUED AT $52.5M

Key Points:

- ***Norwood Immunology raises $2.4 million***
- ***Shares to be issued at $52.5M valuation.***

Norwood Abbey Ltd wishes to advise that the company's subsidiary, Norwood Immunology Pty Ltd, has entered into arrangements with respect to its first capital raising - as foreshadowed at the AGM in November 2002. Norwood Immunology has received commitments from investors for a minimum of $2.4 million that will be used primarily as working capital particularly in respect to extending the company's international 'immunology' patent position which already includes in excess of 100 international filings. The capital raising values Norwood Immunology at $52.5 million.

Chairman of Norwood Immunology, Mr. Peter Hansen said "The willingness of investors to participate in this placement, especially in the current economic climate , has been extremely pleasing. At a time when Norwood Abbey's market capitalisation is approximately $60 to $70 million, we believe that the investment in Norwood Immunology is a very strong endorsement of the potential value of the project as well as the Company's business plan and management."

Recently appointed CEO of Norwood Immunology, Mr Richard Williams stated, "This initial fundraising coupled with a significant market valuation will be beneficial in respect to the company's plans to list on a international stock exchange".

As advised recently, Norwood Immunology has taken out a full license with Monash University (via conversion of its earlier research option arrangements) over all of the immunology project intellectual property. As part of these arrangements with Monash University's commercial arm, Monash Commercial Pty Ltd, Norwood - in exchange for a small equity position - was able to substantially reduce its current and future obligations re license fees and ongoing royalties.

After the issue of shares related to the above capital raising, Monash Commercial Pty Ltd will own approximately 3.% of the company, while Norwood Abbey will retain in excess of 90% of Norwood Immunology.

Coupled with the above raising for Norwood Immunology, Norwood Abbey has raised $3.4 million committed to Norwood Abbey. In addition, Norwood Abbey has the right to call at anytime the balance of $3.8 million on the earlier issue of Partly Paid shares.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares and Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,800,000 fully paid ordinary shares 4,000,000 options over fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	4,000,000 options expiring 31 December 2004 exercisable at $0.75

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Ordinary Shares - Yes Options - No Options – 31 December 2004 Options - Prior to exercising there is no dividend participation As they are options, these securities do not have any voting rights or right to share in the profits of the company prior to being exercised.
5	Issue price or consideration	$0.50
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Additional working capital
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 June 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
125,143,351	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,090,909	Partly paid ordinary shares
48,989,641	Options exercisable at various prices expiring on various dates
481,600	Employee Options

10 Dividend policy (in the case of a trust, *distribution policy*) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

[X] Cheque attached

[ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

[ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: .....23/06/2003..............
(~~Director~~/Company secretary)

Print name: ......Jeffrey Bell ....

== == == == ==

+ See chapter 19 for defined terms.



Getting started














Conclusion of Share Purchase Plan&Plcmt/App 3B

Document date: Tue 01 Apr 2003 **Published:** Tue 01 Apr 2003 12:08:33
Document No: 202793 **Document part:** A
Market Flag: Y
Classification: Placement , Appendix 3B

NORWOOD ABBEY LIMITED 2003-04-01 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
CONCLUSION OF SHARE PURCHASE PLAN AND PLACEMENT

Key Points:

* Conclusion of Share Purchase Plan
* A$1 million raised
* A$6 million committed in first quarter 2003

Norwood Abbey Ltd wishes to advise that the company's Share Purchase Plan ("SPP") has concluded. With the support of underwriters Intersuisse Corporate Ltd, a total of $1 million has been raised. In the light of international events, Intersuisse exercised its right under the Underwriting Agreement to reduce its underwriting commitment from $2 million to $1 million. The company believes that raising these funds in the current climate is an excellent outcome. The raising brings to approximately $6 million the amount of new funds committed during the current quarter.

Norwood's focus in 2003 is on the commercialisation of its projects and revenue generation. The company's initial projects have now successfully completed their primary research and development milestones. As a result of achieving these milestones, it is expected that ongoing future expenditure will reduce substantially and be

largely related to the market launch of the laser device and associated disposable tips. The program for US market entry is progressing according to schedule.

The Company remains committed to its strategy of developing its technologies to the stage where development projects can be either partnered or licensed. The Company believes that the products it is developing all have significant commercial potential. As previously advised, funding for the Immunology project is being arranged independently through a separate subsidiary.

The overall aim of the Company is to maximise the creation of shareholder value through its commitment to the development of products that are expected to generate substantial revenues and profits.

To find out more about the company, visit www.norwoodabbey.com

Australia Company Contacts
Peter Hansen, Executive Chairman
613-9782-7333
Bernie Romanin, Director of Marketing
613-9782-7333

Jonathan Buckley, Director
Intersuisse Corporate Pty Ltd
613-9629-8380

US Investor Contacts
Lippert Heilshorn & Assoc
Kim Sutton Golodetz
kgolodetz@lhai.com
212-838-3777
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

MORE TO FOLLOW

TOP OF PAGE


abc

GLOSSARY



SITE MAP



SITE SEARCH


ASX


Looking for a smarter way to trade?



Conclusion of Share Purchase Plan&Plcmt/App 3B

Document date: Tue 01 Apr 2003 **Published:** Tue 01 Apr 2003 12:11:42
Document No: 202793 **Document part:** B
Market Flag: Y
Classification: Placement , Appendix 3B

NORWOOD ABBEY LIMITED 2003-04-01 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ABN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully Paid Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	596,000 fully paid ordinary shares 1,560,000 fully paid ordinary shares
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	-
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5. Issue price or consideration	$0.50 and $0.45 respectively
6. Purpose of the issue (if issued as consideration for	Additional working capital

the acquisition of assets, clearly identify those assets)

7. Dates of entering securities into uncertified holdings or despatch of certificates	02/04/2003	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	118,187,351	Fully Paid Ordinary Shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	7,090,909	Partly paid ordinary shares
	44,989,641	Options exercisable at various prices expiring on various dates
	481,600	Employee options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period,

partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that

they are (will be) true and complete.

J Bell
COMPANY SECRETARY
27/02/2003


abc
GLOSSARY


SITE MAP


SITE SEARCH


ASX


Looking for a smarter way to trade?







Appendix 3B - Additional Working Capital

Document date: Thu 27 Feb 2003 **Published:** Fri 28 Feb 2003 11:54:14
Document No: 201368 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2003-02-27 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Partly paid shares and options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	7,090,909 partly paid shares 7,090,909 options over fully paid ordinary shares
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	7,090,909 partly paid shares paid to 6 cents each - balance payable by 18 April 2003. 7,090,909 options expiring 31 December 2004 exercisable at $1.00
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Partly paid shares - No Options - No
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Partly paid shares - when they become fully paid Options - the date of exercise Partly paid shares - to the extent that they are paid up Options - Prior to exercising there is no dividend participation. Partly paid shares - only entitled to vote to the extent that all calls due and payable have been paid. Options do not have any voting rights or right to share in the profits of the company prior to being exercised.
5. Issue price or consideration	Partly paid shares - $0.60

Item	Number	Class
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Additional working capital	
7. Dates of entering securities into uncertified holdings or despatch of certificates	3 March 2003	
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	NUMBER	CLASS
	116,187,351	Fully paid ordinary shares
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	NUMBER	CLASS
	7,090,909	Partly paid ordinary shares
	44,989,641	Options exercisable at various prices expiring on various dates
	481,600	Employee options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

x Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to

return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell
COMPANY SECRETARY
27/02/2003

TOP OF PAGE


GLOSSARY




SITE MAP


SITE SEARCH


ASX
Getting started
Find out about...
Looking for a smarter way to trade?
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY

Appendix 3B-Correction to previous allotment ann 3/2/03

Document date: Thu 27 Feb 2003 **Published:** Fri 28 Feb 2003 11:36:43
Document No: 201367 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2003-02-27 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares and options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	909 fully paid ordinary shares 910 options over fully paid ordinary shares
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	455 options expiring 31 December 2004 exercisable at $0.80 455 options expiring 31 December 2004 exercisable at $1.00
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Ordinary Shares - Yes Options - No
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options - 31 December 2004 Options - Prior to exercising there is no dividend participation As they are options, these securities do not have any voting rights or right to share in the profits of the company prior to being exercised.
5. Issue price or consideration	Ordinary Shares - $0.55
6. Purpose of the issue (if issued as consideration for the acquisition of assets,	Correction to previous allotment announced 3 February 2003

clearly identify those assets)

7. Dates of entering securities into uncertified holdings or despatch of certificates	7/2/2003	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	116,187,351	Fully paid ordinary shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	37,898,732	Options exercisable at various prices expiring on various dates
	481,600	Employee options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

x Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell

COMPANY SECRETARY
27/02/2003

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX

Getting started
Find out about...






HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY

Appendix 3B - Additiional working capital

Document date: Mon 03 Feb 2003 **Published:** Wed 05 Feb 2003 11:56:51
Document No: 200557 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2003-02-03 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ABN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares & options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	1,218,182 fully paid ordinary shares 1,218,182 options over fully paid ordinary shares
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	609,092 options expiring 31/12/2004 exercisable at $0.80 609,092 options expiring 31/12/2004 exercisable at $1.00
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Ordinary shares - yes Options - no
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options - 31/12/2004 Options - prior to exercising there is no dividend participation As they are options, these securities do not have any voting rights or right to share in the profits of the company prior to being exercised
5. Issue price or consideration	Ordinary shares - $0.55
6. Purpose of the issue (if issued as consideration for the acquisition of assets,	Additional working capital

clearly identify those assets)

7. Dates of entering securities into uncertified holdings or despatch of certificates	07/02/2003	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	116,186,442	Fully paid ordinary shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	37,897,822	Options exercisable at various prices expiring on various dates
	481,600	Employee options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

x Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

    * There is no reason why those securities should not be granted quotation.

    * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell

COMPANY SECRETARY
03/02/2003

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE

GLOSSARY



SITE MAP



SITE SEARCH






ASX












Appendix 3B - Satisfaction of contractual obligations

Document date: Fri 29 Nov 2002 **Published:** Mon 02 Dec 2002 09:14:34
Document No: 198561 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2002-11-29 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares and options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	444,444 fully paid ordinary shares 225,000 options over fully paid ordinary shares
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	225,000 options expiring 31/12/2003 exercisable at $1.00
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Ordinary Shares - Yes Options - No
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options - 31/12/2003 Options - Prior to exercising there is no dividend participation As they are options, these securities do not have any voting rights or right to share in the profits of the company prior to being exercised
5. Issue price or consideration	Ordinary shares - $0.45
6. Purpose of the issue (if issued as consideration for the acquisition of assets,	Satisfaction of contractual obligations

clearly identify those assets)

7. Dates of entering securities into uncertified holdings or despatch of certificates	02/12/2002	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	114,968,260	Fully paid ordinary shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	36,679,640	Options exercisable at various prices expiring on various dates
	481,600	Employee options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell

COMPANY SECRETARY
29/11/2002

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.


TOP OF PAGE

GLOSSARY


SITE MAP


SITE SEARCH


ASX

Placement & Appendix 3B

Document date: Mon 09 Sep 2002 **Published:** Mon 09 Sep 2002 12:22:50
Document No: 194448 **Document part:** A
Market Flag: Y
Classification: Placement , Appendix 3B

NORWOOD ABBEY LIMITED 2002-09-09 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
KEY POINTS:

* Placement to institutional & professional investors
* $4.13 million raised; further strengthens financial position

Norwood Abbey Ltd (ASX: NAL) advises that it has completed a placement raising $4.13 million.

Investors participating include Australian and US institutions and professional investors. The placement has been made through Emerging Growth Capital Pty Ltd, ABN Amro and Burdett Buckeridge & Young.

The placement involves the issue of approximately 6.9 million ordinary shares at a subscription price of A$0.60 per share. For each two shares subscribers receive one option to subscribe for a further ordinary share at A$1.00 on or before 31 December 2003 and one option to subscribe for a further ordinary share at A$1.20 on or before 31 December 2003.

The capital raising further strengthens the company's financial position as it progresses the commercialisation of its projects. The capital raising provides Norwood with the necessary funding to complete the commercialisation of its laser device technology and to

meet recurring operating costs during 2002-2003.

"We are very pleased to have effected this fund raising especially in light of the difficult capital markets environment," said Peter Hansen, executive chairman. "Proceeds will be used primarily to finance the manufacturing and commercialization of our laser drug delivery device in North America, and for general corporate purposes."

Mr Hansen continued, "As previously announced, Norwood has partnered with privately-held Ferndale Laboratories, based in Detroit, Michigan, to commercialise our laser project in respect to the delivery their Ela-Max(R) topical anaesthetic. The Company is awaiting US Food and Drug Administration (FDA) marketing approval for this system. Our studies have shown that use of the laser can shorten the onset of anaesthesia with Ela-Max(R) from around one hour to approximately five minutes."

ABOUT NORWOOD ABBEY LTD

For further information about Norwood, visit the company's website at www.norwoodabbey.com

AUSTRALIA COMPANY CONTACTS	US INVESTOR CONTACTS
Peter Hansen EXECUTIVE CHAIRMAN 613 9782 7333 pjhansen@norwoodabbey.com.au	Lippert Heilshorn & Assoc Kim Sutton Golodetz kgolodetz@lhai.com 212 838 3777
Jeff Bell CFO 613 9782 7351 jbell@norwoodabbey.com.au	Bruce Voss 310 691 7100 Bvoss@lhai.com www.lhai.com

MORE TO FOLLOW

TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH








COMMSEC PROFESSIONAL TRADER
The new real-time trading platform
CommSec












Placement & Appendix 3B

Document date: Mon 09 Sep 2002 **Published:** Mon 09 Sep 2002 15:08:34
Document No: 194448 **Document part:** B
Market Flag: Y
Classification: Placement , Appendix 3B

NORWOOD ABBEY LIMITED 2002-09-09 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ABN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares and Options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	6,886,668 ordinary shares 3,443,336 $1.00 options expiring 31/12/2003 3,443,336 $1.20 options expiring 31/12/2003
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	3,443,336 $1.00 options expiring 31/12/2003 3,443,336 $1.20 options expiring 31/12/2003
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Ordinary shares - Yes Options - No
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options - 31/12/2003 Options - Prior to exercising there is no dividend participation As they are options, these securities do not have any voting rights or right to share in the profits of the company prior to being exercised
5. Issue price or consideration	Ordinary shares - $0.60
6. Purpose of the issue (if issued as consideration for	Primarily for the manufacture and commercialisation of the

the acquisition of assets, clearly identify those assets)	company's laser project and ongoing corporate costs	
7. Dates of entering securities into uncertified holdings or dispatch of certificates	11/09/2002	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	114,523,816	Fully paid ordinary shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	41,474,640	Options exercisable at various prices expiring on various dates
	481,600	Employee Options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell
COMPANY SECRETARY
09/09/2002


GLOSSARY


SITE MAP


SITE SEARCH


ASX

HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY







Appendix 3B - New Issue

Document date: Tue 13 Aug 2002 **Published:** Tue 13 Aug 2002 19:33:02
Document No: 193388 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2002-08-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ABN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	100,000 ordinary shares
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5. Issue price or consideration	Ordinary shares - $0.60
6. Purpose of the issue (if issued as consideration for the acquisition of assets,	Issued as consideration for specific performance under terms of contract with

clearly identify those assets)	Global Markets Capital Corporation relating to USA advisory services	
7. Dates of entering securities into uncertified holdings or despatch of certificates	14/08/2002	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	107,637,148	Fully paid ordinary shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	39,335,540	Options exercisable at various prices expiring on various dates
	535,600	Employee options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

x Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell
COMPANY SECRETARY
13/08/2002


GLOSSARY


SITE MAP


SITE SEARCH


ASX

Appendix 3B - Completion of restriction period

Document date: Fri 02 Aug 2002 **Published:** Fri 02 Aug 2002 16:40:35
Document No: 193026 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2002-08-02 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ABN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

Items 1 to 10 are Not Applicable

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities (now go to 43)

Entities that have Ticked Box 34 (b)

38. Number of securities for which quotation is sought — 42,223,520

39. Class of securities for which quotation is sought — Fully Paid Ordinary Shares

40. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities — Yes

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41. Reason for request for quotation now — Completion of restriction period
Example: In the case of restricted securities, end of restriction period

(If issued upon conversion of another security, clearly identify that other security)

	NUMBER	CLASS
42. Number and class of all securities quoted on ASX (including the securities in clause 38)	107,537,148	Fully Paid Ordinary Shares

(now go to 43)

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section

1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell
COMPANY SECRETARY
02/08/2002

TOP OF PAGE


abc

GLOSSARY



SITE MAP



SITE SEARCH

Appendix 3B-Strengthen companys financial position

Document date: Thu 13 Jun 2002 **Published:** Thu 13 Jun 2002 15:53:31
Document No: 191250 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2002-06-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Ordinary fully paid shares and Unquoted Options over fully paid ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	2,000,000 ordinary shares 1,000,000 options (unquoted)
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Ordinary fully paid shares & Options over ordinary fully paid shares exercisable at $1.20 expiring 31/05/2003
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Ordinary shares - Yes Options - Upon exercise the shares issued will rank equally with the all issued ordinary shares
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5. Issue price or consideration	Ordinary Shares - $0.70 Options - Nil

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Strengthen company's financial position	
7. Dates of entering securities into uncertified holdings or despatch of certificates	17/06/2002	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	65,313,628	Ordinary fully paid shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	42,223,520	Restricted fully paid ordinary shares
	12,812,740	Options exercisable at various prices
	31,523,196	expiring on various dates Restricted Options exercisable at various
	535,600	prices expiring on various dates Employee Options
10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Bell
COMPANY SECRETARY
13/06/2002


abc
GLOSSARY


SITE MAP


SITE SEARCH


ASX

Appendix 3B - Exercise of Options

Document date: Tue 02 Apr 2002 **Published:** Mon 08 Apr 2002 09:02:24
Document No: 188839 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2002-04-02 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ABN
20 085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Fully paid ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	396
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5. Issue price or consideration	$1.00 per option / share
6. Purpose of the issue (if issued as consideration for the acquisition of assets,	Exercise of Options expiring on 02/08/2002.

clearly identify those assets)

7\. Dates of entering securities into uncertified holdings or despatch of certificates — 02/04/2002

8\. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
63,313,628	Fully Paid Ordinary Shares

9\. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
42,223,520	Restricted fully paid ordinary shares
11,812,740	Options exercisable at various prices expiring on various dates
31,523,196	Restricted Options exercisable at various prices expiring on various dates
535,600	Employee Options

10\. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — As for all quoted ordinary shares

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34\. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to

ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J H Bell
COMPANY SECRETARY
02/04/2002

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX







Appendix 3B - Issued under terms of employment contract

Document date: Mon 27 Aug 2001 **Published:** Mon 27 Aug 2001 14:19:38
Document No: 180205 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2001-08-27 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

1. Class of securities issued or to be issued	Options
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	1,000,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	- 550,000 exercisable at $1.50 exercisable at $1.50 - 50,000 exercisable at $1.50 when the share price has been at $2.00 or above for more than 30 consecutive days. - 50,000 exercisable at $1.50 when the share price has been at $3.00 or above for more than 30 consecutive days. - 50,000 exercisable at $1.50 when the share price has been at $4.00 or above for more than 30 consecutive days. -50,000 exercisable at $1.50 when the share price has been at $5.00 or above for more than 30 consecutive days. - 250,000 exercisable at $1.50 when the share price has been at $10.00 or above for more than 30 consecutive days.
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	No
If the additional securities do not rank equally, please state:	
* the date from which they do	The date of exercising
* the extent to which they participate for the next	Prior to exercising there is no dividend participation

dividend, (in the case of a trust, distribution) or interest payment

* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment — As they are options, these securities do not have any voting rights or right to share in the profits of the company prior to being exercised.

5. Issue price or consideration — Nil

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Issued under terms of employment contract.

7. Dates of entering securities into uncertified holdings or despatch of certificates — 27/08/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
63,313,232	Fully paid ordinary shares

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

NUMBER	CLASS
42,223,520	Restricted fully paid ordinary shares
31,523,196	Restricted Unquoted Options
11,812,740	Unquoted Options
633,800	Employee Options

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — N/A

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

38. Number of securities for which quotation is sought	The 1,000,000 options issued are to remain unquoted securities
39. Class of securities for which quotation is sought	The 1,000,000 options are to remain unquoted securities

40. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	As in 4 above
41. Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (If issued upon conversion of another security, clearly identify that other security)	Quotation is not sought for these securities.

	NUMBER	CLASS
42. Number and class of all securities quoted on ASX (including the securities in clause 38)	63,313,232	Fully paid ordinary shares.

(now go to 43)

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

P J Hansen
DIRECTOR
27/08/2001



GLOSSARY



SITE MAP



SITE SEARCH


Getting started
Find out about...



App3B-Application for quotation of additional securities

Document date: Mon 28 May 2001 **Published:** Mon 28 May 2001 14:12:08
Document No: 177031 **Document part:** A
Market Flag: N
Classification: Appendix 3B

NORWOOD ABBEY LIMITED 2001-05-28 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if

there is not enough space).

Items 1 to 10 are Not Applicable

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) Securities described in Part 1

(b) x All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

38.	Number of securities for which quotation is sought	528,876
39.	Class of securities for which quotation is sought	Fully Paid Ordinary Shares
40.	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41.	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (If issued upon conversion of another security, clearly identify that other security)	End of escrow restriction period.

		NUMBER	CLASS
42.	Number and class of all securities quoted on ASX (including the securities in clause 38)	62,513,232	Fully paid ordinary shares.

(now go to 43)

ALL ENTITIES

Fees

43. Payment method (tick one)

x Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

P J Hansen
DIRECTOR
28/05/2001

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


GLOSSARY


SITE MAP

SITE SEARCH


Getting started
Find out about...
Shares
Options
Warrants
Futures
Interest Rate Securities
Managed Investments
Investing in overseas markets
Choosing a stockbroker
HOME
MARKET STATISTICS
COMPANY RESEARCH
ASX MARKETS
ASX SHAREHOLDER INFORMATION
FLOATS
INVESTOR EDUCATION
ABOUT ASX
SITE SEARCH
SITE MAP
GLOSSARY
ASX
COMMSEC PROFESSIONAL TRADER
The new real-time trading platform
CommSec

Appendix 3B - End of escrow restricted period

Document date: Mon 26 Feb 2001 **Published:** Mon 26 Feb 2001 15:12:53
Document No: 173659 **Document part:** A
Market Flag: N
Classification: Appendix 3B

```
NORWOOD ABBEY LIMITED                                2001-02-26  ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Please find following our Appendix 3B for the quotation of
previously restricted securities.

Our records now indicate the following:

Restricted securities issued
 (as per ASX letter dated 13/07/2000)              46,702,396
Securities no longer restricted
 (as per Appendix 3B)                              (3,150,000)
Securities issued and restricted                   43,552,396

Should you have any queries please contact Jeff Bell (Finance &
Administration Manager) on 9782 7333.

P Hansen
EXECUTIVE CHAIRMAN
```

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Norwood Abbey Limited

ACN or ARBN
085 162 456

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1.	Class of securities issued or to be issued	N/A
2.	Number of securities issued or to be issued (if known) or maximum number which may be issued	N/A
3.	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid	N/A

securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4.	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
5.	Issue price or consideration	N/A
6.	Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	N/A
7.	Dates of entering securities into uncertified holdings or despatch of certificates	N/A

NUMBER CLASS

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) — N/A

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	N/A	

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — N/A

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) Securities described in Part 1

(b) X All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

38. Number of securities for which quotation is sought — 3,150,000

39. Class of securities for which quotation is sought — Fully Paid Ordinary Shares

40. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities — Yes

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they

participate for the next dividend, (in the case of a trust, distribution) or interest payment

* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41. Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (If issued upon conversion of another security, clearly identify that other security)	End of escrow restriction period.	
	NUMBER	CLASS
42. Number and class of all securities quoted on ASX (including the securities in clause 38)	61,984,356	Fully paid ordinary shares.

(now go to 43)

ALL ENTITIES

Fees

43. Payment method (tick one)

X Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

P J Hansen
DIRECTOR
26/02/2001

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH





Getting started

Find out about...

COMMSEC PROFESSIONAL TRADER
The new real-time trading platform
CommSec






HOME | MARKET STATISTICS | COMPANY RESEARCH | ASX MARKETS | ASX SHAREHOLDER INFORMATION | FLOATS | INVESTOR EDUCATION | ABOUT ASX

SITE SEARCH

SITE MAP

OSSARY

03 NOV 13 AM 7:21

Becoming a substantial holder

Document date: Thu 12 Sep 2002 **Published:** Thu 12 Sep 2002 11:20:20
Document No: 194628 **Document part:** A
Market Flag: N
Classification: Becoming a substantial holder




```
NORWOOD ABBEY LIMITED                         2002-09-12  ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Indus Capital Partners became a substantial shareholder in Norwood
Abbey Limited on 11/09/2002 with a relevant interest in the issued
share capital of 7,364,616 ordinary fully paid shares (6.43%).
```

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.


TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX








Change of Director`s Interest Notice

Document date: Fri 29 Nov 2002 **Published:** Mon 02 Dec 2002 09:06:56
Document No: 198560 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice

NORWOOD ABBEY LIMITED 2002-11-29 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Norwood Abbey Limited

ABN 20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Dr John Jefferis

Date of last notice 25/02/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change	29/11/2002
No. of securities held prior to change	Nil
Class	Fully paid ordinary shares
Number Acquired	50,000
Number disposed	Nil
Value/consideration	$29,455.00
No. of securities held after change	50,000
Nature of change	On market purchase

Part 2 - Change of director's relevant interests in contracts

Detail of contract	N/A
Nature of direct interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change	N/A
Interest Acquired	N/A
Interest disposed	N/A
Value/consideration	N/A
Interest after change	N/A

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.


TOP OF PAGE


abc
GLOSSARY


SITE MAP


SITE SEARCH


ASX










Final Director`s Interest Notice

Document date: Wed 27 Nov 2002 **Published:** Wed 27 Nov 2002 16:20:34
Document No: 198417 **Document part:** A
Market Flag: N
Classification: Final Director's Interest Notice

NORWOOD ABBEY LIMITED 2002-11-27 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
FINAL DIRECTOR'S INTEREST NOTICE

Name of Company Norwood Abbey Limited

ABN 20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Peter Buchanan Simpson

Date of last notice 08/01/2002

Date that director ceased to be director 26/11/2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

3,000,000 options over 3,000,000 fully paid ordinary shares, exercisable at $0.38 each and expiring 30/06/2004.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Nil	Nil

Part 3 - Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A


GLOSSARY


SITE MAP


SITE SEARCH


ASX
Getting started
Find out about...









Final Director`s Interest Notice

Document date: Wed 23 Jan 2002 **Published:** Wed 23 Jan 2002 15:45:05
Document No: 186383 **Document part:** A
Market Flag: N
Classification: Final Director's Interest Notice

NORWOOD ABBEY LIMITED 2002-01-23 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
FINAL DIRECTOR'S INTEREST NOTICE

Name of Company Norwood Abbey Limited

ABN 20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mark Edward Cashmore

Date of last notice 08/01/2002

Date that director ceased to be director

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

Nil

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Fieldcove Pty Ltd (Director)	3,000,000 fully paid ordinary shares 9,000,000 fully paid ordinary shares (escrowed to 02/08/2002) 4,000,000 options over 4,000,000 fully paid ordinary shares, exercisable at $0.38 each and expiring on 30/06/2004 (escrowed to 02/08/2002)

Part 3 - Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A


TOP OF PAGE


GLOSSARY


SITE MAP


SITE SEARCH


ASX


HOME

MARKET STATISTICS

COMPANY RESEARCH

ASX MARKETS

ASX SHAREHOLDER INFORMATION

FLOATS

INVESTOR EDUCATION
ABOUT ASX

SITE SEARCH
SITE MAP
GLOSSARY

Initial Director`s Interest Notice x5

Document date: Tue 08 Jan 2002 **Published:** Fri 11 Jan 2002 12:06:32
Document No: 185775 **Document part:** A
Market Flag: N
Classification: Initial Director's Interest Notice

NORWOOD ABBEY LIMITED 2002-01-08 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company Norwood Abbey Limited

ABN 20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Peter John Hansen

Date of Appointment 13/11/1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

2,400,000 fully paid ordinary shares (Escrowed to 2nd August 2002).
933,332 options over 933,332 fully paid ordinary shares, exercisable

at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).
10,000 fully paid ordinary shares.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Barloma Nominees Pty Ltd as trustee for the Peter Hansen Trust of which Peter Hansen is a potential beneficiary.	18,200,000 fully paid ordinary shares. (Escrowed to 2nd August 2002). 6,066,668 options over 6,066,668 fully paid ordinary shares, exercisable on 30th June 2004. (Escrowed to 2nd August 2002).
James Peter Hansen (as trustee for Barloma Nominees Pty Ltd of which Peter Hansen is a director and shareholder).	350,000 fully paid ordinary shares. (Escrowed to 2nd August 2002). 116,668 options over 166,668 fully paid ordinary shares, exercisable at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).
Simon Andrew Hansen (as trustee for Barloma Nominees Pty Ltd of which Peter Hansen is a director and shareholder.	350,000 fully paid ordinary shares. (Escrowed to 2nd August 2002). 116,668 options over 166,668 fully paid ordinary shares, exercisable at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).

Part 3 - Director's interests in contracts

Detail of contract N/A

Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Norwood Abbey Limited
ABN	20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek Maxwell Ryan
Date of Appointment	02/07/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

1,050,000 fully paid ordinary shares, (Escrowed to 2nd August 2002).
350,000 options over 350,000 fully paid ordinary shares, exercisable at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).
10,000 fully paid ordinary shares.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Pinta Pty Ltd as Trustee for	1,050,000 fully paid ordinary

the Ryan Family Trust (Potential Beneficiary).	shares. (Escrowed to 2nd August 2002). 350,000 options over 350,000 fully paid ordinary shares, exercisable at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002). 31,000 fully paid ordinary shares.
Mantoll Pty Ltd (Nominee)	1,400,000 fully paid ordinary shares. (Escrowed to 2nd August 2002). 466,668 options over 466,668 fully paid ordinary shares, exercisable at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).

Part 3 - Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Norwood Abbey Limited
ABN	20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Buchanan Simpson

Date of Appointment 02/07/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

3,000,000 options over 3,000,000 fully paid ordinary shares, exercisable at $0.38 each and expiring on 30 June 2004. (Escrowed to 2nd August 2002).

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Nil	Nil

Part 3 - Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Norwood Abbey Limited
ABN	20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Ronald Sinclair Lewis

Date of Appointment 02/07/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

Nil

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
David Trende & Ronald Lewis as Trustee for the Ronald Lewis Macquarie Personal Superannuation Fund (Potential Beneficiary).	280,000 fully paid ordinary shares. (Escrowed to 2nd August 2002). 93,332 options over 93,332 fully paid ordinary shares, exercisable at $0.75 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).
Redwood Way Pty Ltd as Trustee for the Ronald Lewis Family Trust (Director).	1,120,000 fully paid ordinary shares. (Escrowed to 2nd August 2002).

Part 3 - Director's interests in contracts

Detail of contract N/A

Nature of interest N/A

Name of registered holder (if issued securities) N/A

No. and class of securities to which interest relates N/A

INITIAL DIRECTOR'S INTEREST NOTICE

Name of Company	Norwood Abbey Limited
ABN	20 085 162 456

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Edward Cashmore
Date of Appointment	02/07/1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of securities
Fieldcove Pty Ltd (Director)	3,000,000 fully paid ordinary shares. 9,000,000 fully paid ordinary shares. (Escrowed to 2nd August 2002). 4,000,000 options over 4,000,000 fully paid ordinary shares, exercisable at $0.38 each and expiring on 30th June 2004. (Escrowed to 2nd August 2002).

Part 3 - Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A

```
Name of registered holder
(if issued securities)          N/A

No. and class of securities
to which interest relates       N/A
```

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.

TOP OF PAGE GLOSSARY SITE MAP



SITE SEARCH


ASX

Getting started

Find out about...

HOME MARKET STATISTICS COMPANY RESEARCH ASX MARKETS ASX SHAREHOLDER INFORMATION FLOATS INVESTOR EDUCATION ABOUT ASX

SITE SEARCH

SITE MAP

GLOSSARY

Change in substantial holding

Document date: Mon 20 Jan 2003 **Published:** Mon 20 Jan 2003 10:23:25
Document No: 200095 **Document part:** A
Market Flag: N
Classification: Change in substantial holding

NORWOOD ABBEY LIMITED 2003-01-20 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
Indus Capital Partners increased its relevant interest in Norwood Abbey Limited on 16/01/2003, from 7,364,616 fully paid ordinary shares (6.43%) to 8,572,738 fully paid ordinary shares (7.46%).

For best results when printing announcements, select landscape rather than portrait as your print option.

Retrieving the edited text of a company announcement indicates your acceptance of the conditions.






